SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2017

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____          No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

A copy of 2016 annual report of China Petroleum & Chemical Corporation (the “Registrant”) filed with the Hong Kong Exchanges and Clearing Limited.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: March 28, 2017

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Document 1

SINOPEC CORP. 2016 ANNUAL REPORT AND ACCOUNTS

(Stock Code A Share : 600028 ; H Share : 00386 ; ADR : SNP)

CONTENTS

2	Company Profile

3	Principal Financial Data and Indicators

6	Changes in Share Capital and Shareholdings of Principal Shareholders

8	Chairman’s Statement

11	Business Review and Prospects

19	Management’s Discussion and Analysis

29	Significant Events

39	Connected Transactions

43	Corporate Governance

50	Report of the Board of Directors

58	Report of the Board of Supervisors

60	Directors, Supervisors, Senior Management and Employees

74	Principal Wholly-owned and Controlled Subsidiaries

75	Financial Statements

209	Corporate Information

210	Documents for Inspection

This annual report includes forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects or anticipates will or may occur in the future (including but not limited to projections, targets, reserve and other estimates and business plans) are forward-looking statements. The Company’s actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward- looking statements referred to herein as at 24 March 2017 and unless required by regulatory authorities, the Company undertakes no obligation to update these statements.

COMPANY PROFILE

IMPORTANT NOTICE: THE BOARD OF DIRECTORS, THE BOARD OF SUPERVISORS, DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OF SINOPEC CORP. WARRANT THAT THERE ARE NO FALSE REPRESENTATIONS, MISLEADING STATEMENTS OR MATERIAL OMISSIONS IN THIS ANNUAL REPORT, AND JOINTLY AND SEVERALLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS ANNUAL REPORT. THERE IS NO OCCUPANCY OF NON- OPERATING FUNDS BY THE CONTROLLING SHAREHOLDERS OF SINOPEC CORP. MR. WANG YUPU, CHAIRMAN OF THE BOARD OF DIRECTORS, MR. DAI HOULIANG, VICE CHAIRMAN AND PRESIDENT, MR. WANG DEHUA, CHIEF FINANCIAL OFFICER AND HEAD OF THE FINANCIAL DEPARTMENT OF SINOPEC CORP. WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS ANNUAL REPORT. THE AUDIT COMMITTEE OF SINOPEC CORP. HAS REVIEWED THE ANNUAL RESULTS OF SINOPEC CORP. FOR THE YEAR ENDED 31 DECEMBER 2016.

THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2016 OF THE COMPANY PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (ASBE) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) HAVE BEEN AUDITED BY PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AND PRICEWATERHOUSECOOPERS RESPECTIVELY. BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED AUDITOR’S REPORT.

AS APPROVED BY THE 12TH MEETING OF THE SIXTH SESSION OF THE BOARD OF DIRECTORS OF SINOPEC CORP., THE BOARD PROPOSED A FINAL CASH DIVIDEND OF RMB 0.17 (TAX INCLUSIVE) PER SHARE FOR 2016, COMBINING WITH THE INTERIM CASH DIVIDEND OF RMB 0.079 (TAX INCLUSIVE) PER SHARE, THE TOTAL CASH DIVIDEND FOR 2016 WILL BE RMB 0.249 (TAX INCLUSIVE) PER SHARE. THE DIVIDEND PROPOSAL IS SUBJECT TO THE SHAREHOLDERS’ APPROVAL AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2016.

Exploration and Production	Refining	Marketing and Distribution	Chemicals

COMPANY PROFILE
Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include the exploration and production, pipeline transportation and sale of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fibre, and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

DEFINITIONS:
In this report, unless the context otherwise requires, the following terms shall have the meaning set out below:
Sinopec Corp.: China Petroleum & Chemical Corporation;
Company: Sinopec Corp. and its subsidiaries;
China Petrochemical Corporation: our controlling shareholder, China Petrochemical Corporation;
Sinopec group: China Petrochemical Corporation and its subsidiaries;
Sichuan-to-East China Pipeline Co.: Sinopec Sichuan-to-East China Natural Gas Pipeline Co., Ltd;
RMC: Oil and Natural Gas Reserves Management Committee of the Company;
CSRC: China Securities Regulatory Commission.
Hong Kong Stock Exchange: The Stock Exchange of Hong Kong Limited Hong Kong Listing Rules: Listing Rules of the Hong Kong Stock Exchange

Conversion:
For domestic production of crude oil, 1 tonne = 7.1 barrels;
For overseas production of crude oil: 2016, 1 tonne = 7.20 barrels; 2015, 1 tonne = 7.21 barrels; 2014, 1 tonne = 7.22 barrels;
For production of natural gas, 1 cubic meter = 35.31 cubic feet;
Refinery throughput is converted at 1 tonne = 7.35 barrels.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH ASBE

(1)	Principal financial data

	For the year ended 31 December
	2016	2015	Change	2014
Items	RMB Million	RMB Million	(%)	RMB Million
Operating income	1,930,911	2,020,375	(4.4)	2,827,566
Operating profit	78,876	52,246	51.0	65,798
Profit before taxation	79,877	56,093	42.4	66,795
Net profit attributable to equity shareholders of the Company	46,416	32,281	43.8	47,603
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	29,713	28,901	2.8	43,238
Net cash flow from operating activities	214,543	165,740	29.4	148,019

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Items	RMB million	RMB million	RMB million	RMB million	RMB million
Operating income	414,061	465,159	484,725	566,966	1,930,911
Net profit attributable to equity shareholders of the Company	6,190	13,060	9,916	17,250	46,416
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	6,403	11,887	10,047	1,376	29,713
Net cash flow from operating activities	34,285	41,827	55,588	82,843	214,543

Items	2016 RMB million	2015 RMB million	Change %	2014 RMB million
Total assets	1,498,609	1,447,268	3.5	1,455,594
Total liabilities	666,084	657,703	1.3	804,473
Total equity attributable to equity shareholders of the Company	712,232	677,538	5.1	596,697
Total number of shares (1,000 shares)	121,071,210	121,071,210	—	118,280,396

(2)	Principal financial indicators

	For the year ended 31 December
	2016	2015	Change	2014
Items	RMB	RMB	%	RMB
Basic earnings per share	0.383	0.267	43.4	0.407
Diluted earnings per share	0.383	0.267	43.4	0.406
Basic earnings per share (excluding extraordinary gains and losses)	0.245	0.239	2.5	0.370
Weighted average return on net assets (%)	6.68	5.07	1.61 percentage points	8.14
Weighted average return (excluding extraordinary gains and losses) on net assets (%)	4.33	4.52	(0.19) percentage points	7.42
Net cash flow from operating activities per share	1.772	1.371	29.2	1.267

Items	2016 RMB	2015 RMB	Change %	2014 RMB
Net assets attributable to equity shareholders of the Company per share	5.883	5.606	4.9	5.108
Liabilities to assets ratio (%)	44.45	45.44	(0.99) percentage points	55.27

(3)	Extraordinary items and corresponding amounts

	For the year ended 31 December
Items	2016 RMB million	2015 RMB million	2014 RMB million
Net loss on disposal of non-current assets	1,528	721	1,622
Donations	133	112	125
Government grants	(3,987)	(5,002)	(3,165)
Gain on holding and disposal of various investments	(518)	(943)	(4,680)
Investment income in Sichuan-to-East China Pipeline Co. recalculated after losing control	(20,562)	—	—
Other non-operating expenses, net	1,328	331	419
Gain on business combination under the same control	(86)	(134)	(314)
Subtotal	(22,164)	(4,915)	(5,993)
Tax effect	5,578	1,060	1,420
Total	(16,586)	(3,855)	(4,573)
Attributable to: Equity shareholders of the Company	(16,703)	(3,380)	(4,365)
Minority interests	117	(475)	(208)

(4)	Items measured by fair values

Unit: RMB million

	Beginning of	End of		Influence on the profit
Items	the year	the year	Changes	of the year
Available-for-sale financial assets	261	262	1	10
Derivative financial instruments	403	314	(89)	195
Cash flow hedging	4,722	(4,024)	(8,746)	(5,975)
Total	5,386	(3,448)	(8,834)	(5,770)

(5)	Significant changes of items in the financial statements

The table below sets forth reasons for those changes where the fluctuation was more than 30% during the reporting period, or such changes which constituted 5% or more of total assets at the balance sheet date or more than 10% of profit before taxation:

	As of 31 December		Increase/(decrease)
	2016	2015		Percentage	Reasons for change
Items	RMB Million	RMB Million	Amount	(%)
Cash at bank and on hand	142,497	69,666	72,831	104.5	Significant Improvement on operating cash flow and decreased investment as compared with 2015, resulted in surplus cash
Long term equity investment	116,812	84,293	32,519	38.6	Mainly due to sale of equity in Sichuan-to-East China Pipeline Co., resulted in RMB 22.8 billion increase in long term equity in associates.
Short-term borrowings	30,374	74,729	(44,355)	(59.4)	Mainly due to increase in profits and decrease in demand for external funds, and the repayment of part of the short-term borrowings
Notes payable	5,828	3,566	2,262	63.4	The Company optimised its operating funds, and based on its trust worthy creditability, increased its credit line in using the notes
Accounts payable	174,301	130,558	43,743	33.5	Mainly due to the increase in trading volume of the trading business, resulted in an increase of RMB 30.5 billion in the accounts payable to the third parties.
Tax payable	52,886	32,492	20,394	62.8	Mainly due to significant increase in profit from refineries as well as the impact of timing of the taxes submitted by enterprises
Short term bonds payable	6,000	30,000	(24,000)	(80.0)	Mainly due to the maturity of RMB 30 billion super short term financing papers, and issuance of RMB 12 billion super short term papers in 2016, with the year-end balance of RMB 6 billion
Income of investment	30,779	8,876	21,903	246.8	Mainly due to increased income from reorganisation of pipeline assets

2	FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH IFRS

Unit: RMB million

	For the year ended 31 December
Items	2016	2015	2014	2013	2012
Turnover and other operating revenues	1,930,911	2,020,375	2,827,566	2,881,928	2,787,684
Operating profit	77,193	56,822	73,439	96,763	98,604
Profit before taxation	80,151	56,411	65,818	95,444	91,012
Profit attributable to owners of the Company	46,672	32,512	46,639	66,348	64,082
Basic earnings per share (RMB)	0.385	0.269	0.399	0.571	0.568
Diluted earnings per share (RMB)	0.385	0.269	0.399	0.536	0.546
Return on capital employed (%)	7.30	5.23	6.06	8.03	9.10
Return on net assets (%)	6.56	4.81	7.84	11.62	12.48
Net cash generated from operating activities per share (RMB)	1.772	1.371	1.267	1.305	1.264

Unit: RMB million

	As of 31 December
Items	2016	2015	2014	2013	2012
Non-current assets	1,086,348	1,113,611	1,094,035	1,012,703	895,761
Net current liabilities	73,282	129,175	242,892	197,440	146,743
Non-current liabilities	181,831	196,275	201,540	189,485	196,617
Non-controlling interests	120,241	111,964	54,348	54,691	39,086
Total equity attributable to owners of the Company	710,994	676,197	595,255	571,087	513,315
Net assets per share (RMB)	5.873	5.585	5.033	4.899	5.912
Adjusted net assets per share (RMB)	5.808	5.517	4.969	4.860	5.846

3	MAJOR DIFFERENCES BETWEEN THE AUDITED FINANCIAL STATEMENTS PREPARED UNDER ASBE AND IFRS PLEASE REFER TO PAGE 202 OF THE REPORT.

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL

There is no change on the number and nature of shares of Sinopec Corp. during the reporting period

2	NUMBER OF SHAREHOLDERS AND THEIR SHAREHOLDINGS

As of 31 December 2016, the total number of shareholders of Sinopec Corp. was 609,380 including 603,151 holders of domestic A shares and 6,229 holders of overseas H shares. As of 28 February 2017, the total number of shareholders of Sinopec Corp. was 579,998. Sinopec Corp. has complied with requirement for minimum public float under the Hong Kong Listing Rules.

(1)	Shareholdings of top ten shareholders

The shareholdings of top ten shareholders as of 31 December 2016 are listed as below:
Unit: Share

Name of shareholders	Nature of Shareholders	Percentage of Shareholdings	Total number of shares held	Change of shareholding	Number of shares subject to pledges or lock-up
China Petrochemical Corporation	State-owned Share	70.86	85,792,671,101	0	0
HKSCC Nominees Limited2	H Share	20.96	25,379,653,053	5,311,433	Unknown
中國證券金融股份有限公司	A Share	1.54	1,861,425,318	96,593,005	0
HKSCC Nominees Limited	A Share	0.30	361,151,404	284,218,172	0
中央匯金資產管理有限責任公司	A Share	0.27	322,037,900	0	0
工銀瑞信基金-工商銀行-特定客戶資產管理	A Share	0.12	139,961,578	139,961,578	0
國泰君安證券股份有限公司	A Share	0.11	131,135,206	(3,402,700)	0
交通銀行股份有限公司-滙豐晉信雙核策略混合型 券投基金	A Share	0.08	91,545,992	68,870,234	0
中國工商銀行-上證50交易型開放式指數證券投資基金	A Share	0.06	77,858,630	1,220,850	0
長江證券股份有限公司	A Share	0.06	71,197,295	23,928,471	0

Note 1: As compared with the number of shares held as of 31 December 2015.

Note 2: Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, accounting for 0.46% of the total issued share capital of Sinopec Crop. Those shareholdings are included in the total number of the shares held by HKSCC Nominees Limited.

Statement on the connected relationship or acting in concert among the above-mentioned shareholders:

We are not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

(2)	Information disclosed by the shareholders of H shares in accordance with the Securities and Futures Ordinance (SFO)

BlackRock, Inc.	Interest of corporation controlled by the	2,278,374,418(L)	8.93(L)
	substantial shareholder	1,558,000(S)	0.01(S)
JPMorgan Chase & Co.	Beneficial owner	492,573,324(L)	1.93(L)
		158,634,692(S)	0.62(S)
	Investment manager	31,602,000(L)	0.12(L)
	Trustee (exclusive of passive trustee)	20,400(L)	0.00(L)
	Custodian corporation/approved lending agent	908,006,153(L)	3.56(L)
Schroders Plc	Investment manager	1,275,857,318(L)	5.00(L)
(L): Long position, (S): Short position

3	ISSUANCE AND LISTING OF SECURITIES

(1)  Issuance of securities in reporting period
There is no issuance of shares of Sinopec Corp. during the reporting period

(2)  Existing employee shares
As at the end of the reporting period, there were no employee shares.

4       CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE DE FACTO CONTROLLER
There was no change in the controlling shareholder and the de facto controller of Sinopec Corp. during the reporting period.

(1)  Controlling shareholder
The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation. Established in July 1998, China Petrochemical Corporation is a state-authorised investment organisation and a state-owned enterprise. The legal representative is Mr. Wang Yupu. Through re-organisation in 2000, China

Petrochemical Corporation injected its principal petroleum and petrochemical businesses into Sinopec Corp. and retained certain petrochemical facilities. It provides well-drilling services, well- logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services including water and power and social services.

Shares of other listed companies directly held by China Petrochemical Corporation

(2)  Other than HKSCC Nominees Limited, there was no other legal person shareholder holding 10% or more of the total issued share capital of Sinopec Corp.

(3)  Basic information of the de facto controller
China Petrochemical Corporation is the de facto controller of Sinopec Corp.

(4)  Diagram of the equity and controlling relationship between Sinopec Corp. and its de facto controller
*:   Inclusive of 553,150,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of China Petrochemical Corporation) through HKSCC Nominees Limited.

CHAIRMAN'S STATEMENT

Mr. Wang Yupu, Chairman

In 2016, in accordance with the IFRS, the Company recorded a turnover and other operating revenue of RMB 1,930.9 billion. Profit before taxation was RMB80.2 billion, represented a 42.1% increase year on year, of which profit attributable to owners of the Company amounted to RMB46.7 billion, represented a 43.6% increase year on year.

Taking into account the Company’s profitability, shareholders return and the need for future development, the Board of Directors proposed a final dividend of RMB 0.17 per share, which, combined with the interim dividend of RMB 0.079 per share, brought the full-year dividend to RMB 0.249 per share. The dividend payout ratio reaches 64.6%.

Over the past year, in its efforts to implement supply-side structural reform, the Company benefited from its integrated value chain, which allows our businesses to complement each other well. As we increased the effective supply of petroleum and petrochemical products and related services to the community, we reaped economic benefits and improved our asset utilisation. To cope with harsh conditions in the upstream sector, we strengthened measures to rein in costs and address our weaknesses. At the same time, we gave priority to high- efficiency exploration activities and made a number of important new discoveries. In line with our emphasis on profitability, we made continuous improvements in our oil production and trimmed production of high-cost oilfields, thereby effectively controlling our production costs. The Company also continuously improves its energy structure by increasing production of shale gas. As a result, domestic gas production for the year reached 21.6 billion cubic meters, while we further developed Fuling shale gas field, China’s first large-scale shale gas project, to an annual capacity of 7 billion cubic meters. Our energy structure improved steadily as our gas supply in the Yangtze River Economic Belt and the Beijing-Tianjin-Hebei region continued to grow. In downstream operations, the Company achieved robust results by taking advantage of market opportunities to expand the effective supply of mid-range and high-end products. We optimised the structure of our refinery products according to market demand and vigorously promoted applications of new technologies, leading to a lower diesel- to-gasoline ratio. Moreover, we pressed ahead with upgrading of our oil product specification to ensure implementation of GB V standards for automobile gasoline and diesel fuels and the GB VI standards for Beijing. At the same time, we eliminated obsolete and low-efficiency production

Dear Shareholders and Friends:

On behalf of the Board of Directors, the management and all the staff of Sinopec Corp., I would like to express my sincere gratitude to our shareholders and the wider community for your interest and support.

In 2016, as a result of low oil prices, the Company faced a challenging and complex operating environment. Given those conditions, on one hand, in light of the government’s new thinking about the country’s development, the Company took a visionary approach to the future. Guided by our strategies of value-oriented growth, innovation-driven development, integrated resource allocation, openness to cooperation, and green, low-carbon development, we formulated our 13th Five-Year Plan and has been continuously creating new and sustainable competitive advantages. On the other hand, in view of the difficulties that low oil prices created for our upstream operations, along with slower growth in downstream demand and structural changes in the external environment, we intensified our reform initiatives and implemented stricter controls over our investment plans in tandem with a series of major reforms on the supply side. Over the past year, our focus on transformation of growth mode and structural adjustments allowed us to improve the quality and efficiency of our assets as well as upgrade our operations. Under the management’s leadership, the entire staff united to advance these goals. We achieved significant improvement in our operating results through unrelenting joint efforts to explore new markets, optimise our operations, reduce costs and improve risk management. Together, these achievements represented an exceptional start to our 13th Five-Year Plan.

facilities. In the chemical business, we adhered to development of basic and high-end chemicals. We further increased the proportion of high end products from three major synthetic materials. As we enhanced our efforts in new product development, we pressed ahead with integration of production, sales, research and consumption, striving to offer comprehensive solutions to customers. Meanwhile, we continuously adapted our marketing initiatives to reflect the latest market trends. With our superior network, we delivered more environmentally friendly premium gasoline products to the market. In addition, we complemented our marketing activities by growing our emerging businesses. We continuously expanded our business types and product varieties in an aim to provide one- stop service to our customers. Transaction value of our emerging business surged by 41%. These results mark an important milestone for us in our development as an comprehensive service provider.

In 2016, the Company further enhanced cooperation with our business partners. In our overseas operations, we were actively involved in expanding projects across the Belt and Road region and we continued to make progress in developing a number of major projects, such as the Yanbu refinery in Saudi Arabia, which commenced operations during the year. In our domestic businesses, the Company further strengthened its mixed-ownership operations and partnered with 14 provinces and cities in China to drive the development of our natural gas business. We brought in new investors to Sichuan-to-East China Pipeline Co., raising RMB 22.8 billion. Meanwhile, Sinopec Marketing Co. Ltd.’s shareholding reform progressed smoothly. While we have continued developing our refining and chemical production bases and shifting our focus towards mid-range and high-end products, we increased our efforts to find additional opportunities for cooperation in various sectors with the aim of enabling all participants to enjoy the benefits of shared development.

In 2016, the Company continued to improve its management and operating efficiency. We diligently promoted a corporate culture of rigorousness, meticulousness and pragmatism, thus ensuring that we conducted our operations in compliance with applicable laws and regulations. At the same time, we integrated our internal control and risk management systems and further improved our controls on investment and financial management. We also increased our efforts to promote information-based, intelligent operations throughout the Company and to develop our data sharing platform. As a result, we achieved effective control over our expenses and kept inventories at reasonable levels. Moreover, we enjoyed abundant free cash flow and maintained the ratio of liabilities to assets at a low level.

Over the past year, the Company actively fulfilled its social responsibilities and firmly established itself as a good corporate citizen. We advanced our green, low-carbon development initiatives as we delivered more environmentally friendly products. We also successfully concluded our Clear Water, Blue Sky environmental campaign, achieving further declines in the emissions of major pollutants. We stressed the importance of biodiversity and strove to minimise the environmental impact of our operations. Meanwhile, we continued to open up the Company to public scrutiny. As a people-oriented enterprise, we reinforced workplace safety for our employees and secured their legitimate rights and interests. In 2016, we earmarked a total of RMB 6.584 billion to promote social, educational, medical and healthcare development in the areas where we have operations. In addition, we stepped up targeted measures to combat poverty, reduce privation in impoverished areas in Qinghai and Tibet, with total donations amounted to RMB 133 million to help local residents achieve sustainable development.

Looking ahead to 2017, we expect the global political and economic landscape to become more complex, with international oil prices hovering at low levels. Meanwhile, we believe that more positive trends will emerge in China’s economy, driving faster growth in domestic demand for petroleum and petrochemical products. The Company will adhere to its development strategies of value-oriented growth, innovation-driven development, integrated resource allocation, openness to cooperation, and green, low-carbon development. In accordance with our objective of progressing at a steady pace, we will strive to achieve safety and environmental friendly goals, stable production and operations, and steady improvements in operating results. On top of that, we will actively pursue market opportunities and further deepen supply-side structural reform. While redoubling efforts to implement structural adjustments, we will promote technological innovations and prudently implement mixed-ownership reforms. In addition, we will explore ways to create a new business model that will capitalise on our finance business to support development of core physical operations. These measures will help us rejuvenate our operations, enhance our operating efficiency and augment the profitability of our assets. We will take advantage of opportunities that arise from the government’s support policies, including reforms in the oil and gas sector and in state-owned enterprises as well as the Belt and Road initiative, to enhance the quality and profitability of our business.

In 2017, under the Company’s 13th Five-Year Plan, our planned capital expenditures will be RMB 110.2 billion. We will strive to increase our upstream reserves and resource base. We will also expand natural gas, especially shale gas, businesses to promote gas consumption in the Yangtze River Economic Belt. In the refining and chemical businesses, we will build four world- class refining bases, in Mao Zhan, Zhenhai, Shanghai and Nanjing. We will promote further upgrades in oil products and improve our capability to deliver high-end, high-value-added products. At the same time, we will give full play of our advantages in the marketing network and brand name to supply the market with cleaner oil products and reinforce our efforts to tap potentials in our emerging businesses and transform into an comprehensive services provider. Through the implementation of Energy Efficiency Doubling Plan and Green Enterprises Action Plan, we will endeavor to become the leading green, low-carbon operators in the industry.

The Board of Directors and I believe that through the joint efforts of the Board, the management and all the staff, coupled with the support of our shareholders and the wider community, Sinopec Corp. will continue to make progress in its various businesses, growing stronger and bigger and delivering greater value to our shareholders and our society.

Wang Yupu
Chairman

Beijing, China 24 March 2017

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW

In 2016, global economic recovery continued to be weak, while China’s economy maintained its stable growth, with gross domestic product (GDP) up by 6.7%. International oil prices fluctuated above their lowest levels. With abundant supply, domestic oil products market witnessed strong competition. Demand for chemicals grew steadily, and China’s environmental regulations became more stringent. The Company actively addressed market changes through a focus on growth quality, profitability and restructuring. We pressed ahead with measures to address market development, optimisation, cost reduction and risk control, coordinating all aspects of our work, which helped deliver operating results that were better than expected.

1   MARKET REVIEW

(1)          Crude Oil Market
In 2016, international crude oil prices bottomed out and fluctuated upwards, yet still remained at a low level. The average spot price of Platt’s Brent for the year was USD 43.69 per barrel, down by 16.7% from the previous year.

(2)          Refined Oil Products Market
In 2016, domestic demand for refined oil products maintained its growth while the structure of consumption continued to change, and market supply was in surplus. According to our statistics, apparent consumption of refined oil products (including gasoline, diesel and kerosene) was 288 million tonnes, up by 4.3% from the previous year, with gasoline up by 11.9%, kerosene up by 11.0% and diesel down by 2.2%. The government further improved the pricing mechanism for refined oil products by setting the floor price. In 2016, the government made 15 price adjustments with 10 increases and 5 decreases.

(3)          Chemical Products Market
In 2016, domestic demand for chemicals grew steadily. According to our statistics, domestic apparent consumption of ethylene equivalent was up by 3.0% from the previous year, and consumption of synthetic resin, synthetic fiber and synthetic rubber rose by 5.1%, 2.6% and 7.5%, respectively. Domestic chemical product prices decreased compared with the previous year, but experienced an upward trend, in line with movements of international chemical product prices.

2	PRODUCTION & OPERATIONS REVIEW

(1)	Exploration and Production
In 2016, faced with low oil prices and coped with harsh conditions in the upstream sector, we strengthened measures to rein in costs and address our weaknesses. At the same time, we gave priority to high-efficiency exploration activities and made a number of important new discoveries in the Xinjiang Tahe Basin, the Beibu Gulf in Guangxi and the Yin-E Basin in Neimongol, along with new shale gas findings in the Yongchuan block in Sichuan. In development, we adopted a profit-oriented approach, adjusting the development structure, enhancing cost discipline, and cutting low-efficiency oil production and high-cost EOR operations. We implemented Phase Two of Fuling Shale Gas development project and increased our production of natural gas. We also completed the mixed ownership reform of Sichuan-to-East China Pipeline Co. and improved our asset profitability. The Company’s production of oil and gas declined to 431.29 million barrels of oil equivalent, with domestic crude production down by 14.6% from the previous year and natural gas production up by 4.3%.

Summary of Operations for the Exploration and Production Segment

	2016	2015	2014	Change from 2015 to 2016 (%)
Oil and gas production (mmboe)	431.29	471.91	480.22	(8.6)
Crude oil production (mmbbls)	303.51	349.47	360.73	(13.2)
China	253.15	296.34	310.87	(14.6)
Overseas	50.36	53.13	49.86	(5.2)
Natural gas production (bcf)	766.12	734.79	716.35	4.3

Summary of Reserves of Crude Oil and Natural Gas

	Crude oil reserves (mmbbls)
Items	31 December 2016	31 December 2015
Proved reserves	1,552	2,243
Proved developed reserves	1,393	2,013
China	1,080	1,701
Consolidated subsidiaries	1,080	1,701
Shengli	801	1,326
Others	279	375
Overseas	313	312
Consolidated subsidiaries	40	52
Equity accounted entities	273	260
Proved undeveloped reserves	159	230
China	136	201
Consolidated subsidiaries	136	201
Shengli	37	116
Others	99	85
Overseas	23	29
Consolidated subsidiaries	0	3
Equity accounted entities	23	26

	Natural gas reserves (bcf)
Items	31 December 2016	31 December 2015
Proved reserves	7,178	7,570
Proved developed reserves	6,454	6,457
China	6,436	6,439
Consolidated subsidiaries	6,436	6,439
Puguang	2,330	2,470
Fuling	1,226	1,016
Others	2,880	2,953
Overseas	18	18
Consolidated subsidiaries	0	0
Equity accounted entities	18	18
Proved developed reserves	724	1,113
China	724	1,112
Consolidated subsidiaries	724	1,112
Fuling	0	181
Others	724	931
Overseas	0	1
Consolidated subsidiaries	0	0
Equity accounted entities	0	1

Exploration and Production Activities

	Wells completed (as of 31 December)
	2016				2015
	Exploratory		Development		Exploratory		Development
Region	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry
China	266	149	801	6	373	195	1,801	25
Consolidated subsidiaries	266	149	801	6	373	195	1,801	25
Shengli	166	73	462	5	150	73	1,020	18
Others	100	76	339	1	223	122	781	7
Overseas	2	1	99	0	0	1	149	1
Consolidated subsidiaries	0	0	0	0	0	0	5	0
Equity accounted entities	2	1	99	0	0	1	144	1
Total	268	150	900	6	373	196	1,950	26

	Wells being drilled (as of 31 December)
	2016				2015
	Gross		Net		Gross		Net
Region	Exploratory	Development	Exploratory	Development	Exploratory	Development	Exploratory	Development
China	78	138	78	138	110	152	110	152
Consolidated subsidiaries	78	138	78	138	110	152	110	152
Shengli	28	21	28	21	35	23	35	23
Others	50	117	50	117	75	129	75	129
Overseas	0	2	0	2	0	3	0	1
Consolidated subsidiaries	0	0	0	0	0	0	0	0
Equity accounted entities	0	2	0	2	0	3	0	1
Total	78	140	78	140	110	155	110	153

	Oil production wells (as of 31 December)
	2016		2015
Region	Gross	Net	Gross	Net
China	49,921	49,921	49,662	49,662
Consolidated subsidiaries	49,921	49,921	49,662	49,662
Shengli	32,019	32,019	31,547	31,547
Others	17,902	17,902	18,115	18,115
Overseas	7,432	3,614	6,913	3,122
Consolidated subsidiaries	28	14	28	15
Equity accounted entities	7,404	3,600	6,885	3,107
Total	57,353	53,535	56,575	52,784

	Natural gas production wells (as of 31 December)
	2016		2015
Region	Gross	Net	Gross	Net
China	4,966	4,932	4,758	4,727
Consolidated subsidiaries	4,966	4,932	4,758	4,727
Puguang	57	57	55	55
Fuling	253	253	175	175
Others	4,656	4,622	4,528	4,497
Total	4,966	4,932	4,758	4,727

Unit: Square kilometers

	Area under license (as of 31 December)
	2016	2015
Regions with exploration licenses	742,588	857,420
China	742,588	857,420
Regions with development licenses	33,305	30,730
China	28,436	25,748
Overseas	4,869	4,982

(2)	Refining
In 2016, the Company completed GB V automobile gasoline and diesel quality upgrading program ahead of schedule and actively promoting VI automobile gasoline and diesel quality upgrading in Beijing. We advanced the adjustment of our product structure and increased output of gasoline (especially premium gasoline) and kerosene, with the diesel-to-gasoline ratio further declining to 1.19. We actively responded to the challenges of abundant market supply, and succeeded in maintaining the utilisation rate at a high level. Meanwhile, through superior feedstock optimisation by our international trading business, we further cut crude procurement costs and achieved moderate increases in product exports. We brought our centralised marketing advantages fully into play to further improve margins for LPG, asphalt and other products. In 2016, the company processed 236 million tonnes of crude and produced 149 million tonnes of refined oil products, up by 0.53% from the previous year, with gasoline up by 4.4% and kerosene up by 4.6%.

Summary of Operations for the Refining Segment          Unit: million tonnes

	2016	2015	2014	Change from 2015 to 2016 (%)
Refinery throughput	235.53	236.49	235.38	(0.4)
Gasoline, diesel and kerosene production	149.17	148.38	146.23	0.5
Gasoline	56.36	53.98	51.22	4.4
Diesel	67.34	70.05	74.26	(3.9)
Kerosene	25.47	24.35	20.75	4.6
Light chemical feedstock production	38.54	38.81	39.17	(0.7)
Light product yield (%)	76.33	76.50	76.52	(0.17) percentage points
Refinery yield (%)	94.70	94.75	94.66	(0.05) percentage points

Note: Includes 100% of the production of domestic joint ventures.

(3)	Marketing and Distribution
In 2016, the company actively responded to changes in the market environment to bring our advantages in integrated business and distribution network into full play, achieving solid operating results. We optimised internal and external resources and achieved growth in both total sales volume and retail scale. We made timely adjustments to our marketing strategies, promoted effective supply and further expanded the retail volume of premium gasoline. We also improved our marketing network by accelerating the planning and construction of service stations and refined oil product pipelines. We expanded natural gas retail business for automobiles by expediting the construction and operation of CNG/LNG stations, achieving 25% growth in sales volume of natural gas for automobiles. In 2016, the total sales volume of oil products was 195 million tonnes, of which domestic sales accounted for 173 million tonnes. Our emerging business maintained its rapid growth with increased scale and profits. Emerging business transaction volume reached RMB 35.1 billion, up by 41.4% from the previous year.

Summary of Operations for the Marketing and Distribution Segment

	2016	2015	2014	Change from 2015 to 2016 (%)
Total sales volume of oil products (million tonnes)	194.84	189.33	189.17	2.9
Total domestic sales volume of oil products (million tonnes)	172.70	171.37	170.97	0.8
Retail sales (million tonnes)	120.14	119.03	117.84	0.9
Direct sales and distribution (million tonnes)	52.56	52.34	53.13	0.4
Annual average throughput per station (tonne/station)	3,926	3,896	3,858	0.8

	31 December	31 December	31 December	Change from the end of the previous year to the end of the reporting period
	2016	2015	2014	(%)
Total number of service stations under the Sinopec brand	30,603	30,560	30,551	0.1
Number of company-operated stations	30,597	30,547	30,538	0.2

(4)	Chemicals
In 2016, we accelerated development of basic and high-end chemicals to promote effective supply, and we optimised the operations of our facilities based on their profit margins. The Company fine-tuned its chemical feedstock mix to lower costs, optimised product mix by maximising production of high-value-added products tailored to market demands, and intensified its efforts to enhance research and development, production, marketing and sales of high value added new products, achieving good results. Ethylene output was 11.059 million tonnes, with the differential ratio of synthetic fiber reaching 86.5% and the specialty and new products as a percentage of synthetic resins reaching 61.4%. By implementing low-inventory and differentiated marketing strategies, our full-year chemical sales volume increased by 11.3% from the previous year to 69.96 million tonnes, with all produced chemicals sold.

Summary of Operations for the Chemicals Segment
Unit: thousand tonnes

	2016	2015	2014	Change from 2015 to 2016 (%)
Ethylene	11,059	11,118	10,698	(0.5)
Synthetic resin	15,201	15,065	14,639	0.9
Synthetic rubber	857	843	939	1.7
Synthetic fiber monomer and polymer	9,275	8,994	8,383	3.1
Synthetic fiber	1,242	1,282	1,315	(3.1)

Note: Includes 100% of the production of domestic joint ventures.

(5)	Research and Development
In 2016, the Company pushed ahead with its innovation-driven strategy, continuing to advance its R&D activities with notable results. In our upstream business, our development in shale gas exploration technologies enabled us to make breakthroughs in shale gas exploration in Yongchuan, Chongqing, the breakthrough in Ordovician oil and gas reservoir formation theory and exploration technologies led us to the discovery of the Shunbei field. In refining, we applied technologies such as for production of high-octane gasoline from FCC diesel. In chemicals, we commercialised the production of ethylene glycol from syngas, adopted butadiene tail-gas selective hydrogenation technologies, employed technologies to produce light olefins from coal as well as olefin catalytic cracking technologies, and developed new products including environmentally friendly polypropylene resin with high stiffness and tenacity, and a specialty resin used in high-performance medical spun-bond non-woven fabrics. In 2016, the Company filed 5,612 patent applications at home and abroad, of which 3,942 were granted. The Company also won four second prizes in the National Technology and Innovation Awards and one golden award and nine excellent patent awards in China’s Patent Award competition.

(6)	Health, Safety and the Environment
In 2016, the Company fully followed its safe production and accountability scheme, strengthened the identification and control of risks, completed the rectification of potential hazards from oil and gas pipelines, further push forward management on potential hazards from oil storage tanks, reinforced on-site supervision and management, and achieved overall safe production and operations. We standardised measures to enhance worker protection and improved occupational health safeguards for our employees. By implementing its green, low-carbon strategy, the Company established a more stringent environmental protection management system, completed Clear Water, Blue Sky environmental protection project, and met emission reduction targets for major pollutants. Compared with last year, energy intensity was reduced by 1.59%, industrial water consumption was down by 1.1%, COD in discharged water was down by 3.86%, sulfur dioxide emissions were down by 4.84%, and all hazardous chemicals, discharged water, gas, and solid wastes were properly treated. For more detailed information, please refer to our Communication on Progress for Sustainable Development.

(7)	Capital Expenditures
In 2016, focusing on quality and profitability of investment, the Company continuously optimised its investment projects. Total capital expenditures were RMB 76.456 billion. Capital expenditures for the exploration and production segment were RMB 32.187 billion, mainly for Fuling shale gas and Yuanba gas field development projects and LNG terminal projects in Guangxi and Tianjin, as well as overseas projects. Capital expenditures for the refining segment were RMB 14.347 billion, mainly for gasoline and diesel quality upgrading projects, adjustments in the product mix and refinery revamping projects. Capital expenditures for the marketing and distribution segment were RMB 18.493 billion, mainly for constructing and renovating service stations and building refined oil product pipelines, depots and storage facilities, as well as for rectification of safety hazards. Capital expenditures for the chemicals segment were RMB 8.849 billion, mainly for adjustment of the feedstock and product structure, the Ningdong coal chemical project and the Zhongtianhechuang coal to chemical project. Capital expenditures for the corporate and others segment were RMB 2.58 billion, mainly for R&D facilities and information technology application projects.

BUSINESS PROSPECTS

(1)	Market Outlook
Looking ahead to 2017, we expect even more uncertainty in the global economy while China’s economy maintains its steady growth. International oil prices are expected to fluctuate at a low level, with domestic demand for refined oil products continuing to grow as the consumption structure undergoes further adjustments. Domestic demand for petrochemical products will increase steadily as the consumption structure gradually shifts towards the high end.

(2)	Operations
In 2017, bearing in mind structural reforms on the supply side, the Company will focus on enhancing quality and profitability of our assets, cost reduction, market expansion, structural adjustments, reforms, and consolidating the basis for further growth. We will undertake the following work during the year:

Exploration and Production: We will maintain exploration activities, optimising our plans to achieve high-efficiency exploration. Our goal will be discovery of low-cost, large-scale reserves to expand our resources. In oil development, we will fine-tune development plans based on oil price trends and promote oilfield development by increasing the volume and profitability of both incremental and existing reserves. In gas development, we will advance key projects for capacity construction, refine the management of developed gas fields and optimise gas production and marketing plans. In 2017, we plan to produce 294 million barrels of crude oil, of which overseas production will account for 46 million barrels. We plan to produce 879.9 billion cubic feet of natural gas.

Refining: We will continue with our market-oriented, profitability-driven strategy to optimise crude oil procurement and resource allocation and to lower our purchasing costs. We will comprehensively adjust our production plans to ensure safe and reliable operations. We will enhance our product structure by increasing the production of jet fuel and gasoline (especially premium gasoline) and further lowering the diesel-to-gasoline ratio. We will accelerate the quality and supply of GB VI gasoline and diesel in Beijing and GB V regular diesel in other area. In 2017, we plan to process 240 million tonnes of crude and produce 150 million tonnes of oil products.

Marketing and Distribution: We will intensify our marketing strategy of balancing profits and volume, with the priority on profits. We will undertake measures to fully explore markets, expand our retail volume and increase our market share. We will further improve our marketing network to reinforce our advantages. We will accelerate construction of gas stations to strengthen our presence in the CNG/LNG market. We will step up the promotion of key merchandise and self-branding and boost the growth of our emerging business. We will explore building a new type of customer service center, employ techniques of Big Data analysis to conduct precision marketing and further our transformation into a modern comprehensive services provider. In 2017, we plan to sell 175 million tonnes of oil products in the domestic market.

Chemicals: We will continue to adjust our feedstock mix to lower costs, fine-tune our product slate to deliver more popular, profitable and high-value-added products, optimise our facility utilisation rate, shut down facilities which have no marginal contributions. We will deepen the adjustment on sector structure, through advancing the development of fine chemicals and biochemicals, and improving operations of our coal-chemical projects. Meanwhile, we will enhance our strategies of product differentiation and precision marketing, and provide our customers with full process solutions and value-added services. In 2017, we plan to produce 11.66 million tonnes of ethylene.

Research and Development: We will continue to implement our strategy of development driven by innovation, improving mechanisms for technological innovation and fast-tracking key technical breakthroughs. In exploration and production, we will focus on increasing reserves and production and pushing ahead with breakthroughs in enhanced oil recovery technologies and development of difficult-to-tap reserves. In refining, R&D initiatives will address processing of heavy crude oil, quality upgrading of oil products and optimisation of product slate. In chemicals we will focus on adjustments in our product mix along with further progress in R&D for basic chemicals, synthetic materials, coal-chemicals, fine chemicals and bio-chemicals. We also expect to make progress in safety, environmental and energy-conserving technologies as well as prospective and basic research to enhance our capabilities for innovation and to achieve new R&D breakthroughs.

Capital Expenditures: In 2017, we will devote attention to the quality and profitability of investments, and optimise our investment projects. Capital expenditures for the year are budgeted at RMB 110.2 billion. The exploration and production segment will account for expenditures of RMB 50.5 billion, mainly for Phase II of Fuling shale gas development, Tianjin LNG project, and gas storage project, and overseas oil and gas project development. The refining segment will account for RMB 22.8 billion, mainly for building of refining bases, structural adjustments in the refining business, and revamping of refineries as well as GB VI quality upgrading of oil products. The marketing and distribution segment will account for RMB 18 billion, mainly for revamping service stations, improving pipeline network, building oil tank farms and removing safety hazards. The chemicals segment will account for RMB 15.1 billion, mainly for the integrated refining and chemical project in Zhanjiang of Guangdong Province, the integrated refining and chemical project in Gulei of Fujian Province and the high-efficiency and environmentally friendly aromatics project in Hainan refinery. The corporate and others segment will account for RMB 3.8 billion, mainly for R&D and Information technology projects.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING FINANCIAL DATA WERE ABSTRACTED FROM THE COMPANY’S AUDITED FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE IFRS, UNLESS OTHERWISE STATED. THE PRICES IN THE FOLLOWING DISCUSSION DO NOT INCLUDE VALUE-ADDED TAX.

1	CONSOLIDATED RESULTS OF OPERATIONS
In 2016, the Company’s turnover and other operating revenues were RMB 1,930.9 billion, decreased by 4.4% compared with that of 2015. The operating profit was RMB 77.2 billion, representing a year on year increase of 35.9%.

The following table sets forth the main revenue and expenses from the Company’s consolidated financial statements:

	Year ended 31 December
	2016	2015	Change
	RMB million	RMB million	(%)
Turnover and other operating revenues	1,930,911	2,020,375	(4.4)
Turnover	1,880,190	1,977,877	(4.9)
Other operating revenues	50,721	42,498	19.3
Operating expenses	(1,853,718)	(1,963,553)	(5.6)
Purchased crude oil, product and operating supplies and expenses	(1,379,691)	(1,494,046)	(7.7)
Selling, general and administrative expenses	(64,360)	(69,491)	(7.4)
Depreciation, depletion and amortisation	(108,425)	(96,460)	12.4
Exploration expenses, including dry holes	(11,035)	(10,459)	5.5
Personnel expenses	(63,887)	(56,619)	12.8
Taxes other than income tax	(232,006)	(236,349)	(1.8)
Other operating income/(expense), net	5,686	(129)	—
Operating profit	77,193	56,822	35.9
Net finance costs	(6,611)	(9,239)	(28.4)
Investment income and share of profits less losses from associates and joint ventures	9,569	8,828	8.4
Profit before taxation	80,151	56,411	42.1
Tax expense	(20,707)	(12,613)	64.2
Profit for the year	59,444	43,798	35.7
Attributable to:
Owners of the Company	46,672	32,512	43.6
Non-controlling interests	12,772	11,286	13.2

(1)	Turnover and other operating revenues
In 2016, the Company’s turnover was RMB 1,880.2 billion, representing a decrease of 4.9% over 2015. This was mainly attributable to the decline of crude oil and petrochemical products prices.

The following table sets forth the external sales volume, average realised prices and respective rates of change of the Company’s major products in 2016 and 2015:

	Sales volume (thousand tonnes)			Average realised price (RMB/tonne, RMB/thousand cubic meters
	Year ended 31 December			Year ended 31 December
	2016	2015	Change (%)	2016	2015	Change (%)
Crude oil	6,808	9,674	(29.6)	1,628	2,019	(19.4)
Natural gas (million cubic meters)	19,008	18,440	3.1	1,258	1,519	(17.2)
Gasoline	77,480	69,749	11.1	6,386	6,749	(5.4)
Diesel	91,492	95,472	(4.2)	4,482	4,937	(9.2)
Kerosene	25,164	23,028	9.3	2,807	3,387	(17.1)
Basic chemical feedstock	32,248	29,608	8.9	4,054	4,175	(2.9)
Monomer and polymer for synthetic fibre	7,146	6,071	17.7	5,325	5,796	(8.1)
Synthetic resin	12,223	11,989	2.0	7,488	7,771	(3.6)
Synthetic fibre	1,369	1,380	(0.8)	7,113	7,740	(8.1)
Synthetic rubber	1,098	1,104	(0.5)	9,608	8,778	9.5
Chemical fertiliser	714	243	193.8	1,612	1,823	(11.6)

Most crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production, with the remaining sold to external customers. In 2016, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 47.4 billion, a decrease of 17.8% over 2015. The change was mainly due to the decrease of crude oil prices and sales volume in 2016.

In 2016, petroleum products (mainly consisting of oil products and other refined petroleum products) sold by Refining Segment and Marketing and Distribution Segment achieved external sales revenues of RMB 1,130.4 billion, accounting for 58.5% of the Company’s turnover and other operating revenues, representing a decrease of 6.3% over 2015 mainly due to the decline of various refined oil products prices. The sales revenue of gasoline, diesel and kerosene was RMB 975.6 billion, representing a decrease of 4.4% over 2015, and accounting for 86.3% of the total sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 154.8 billion, representing a decrease of 17.0% compared with 2015, accounting for 13.7% of the total sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 284.3 billion, representing an increase of 2.8% over 2015, accounting for 14.7% of the Company’s total turnover and other operating revenues. This was mainly due to the increase of chemical products sales volume.

(2)	Operating expenses
In 2016, the Company’s operating expenses were RMB 1,853.7 billion, decreased by 5.6% compared with 2015. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 1,379.7 billion, representing a decrease of 7.7% over the same period of 2015, accounting for 74.4% of the total operating expenses, of which:

Crude oil purchasing expenses were RMB 373.7 billion, representing a decrease of 20.4% over the same period of 2015. Throughput of crude oil purchased externally in 2016 was 202.40 million tonnes (excluding the volume processed for third parties), representing a decrease of 1.9% over the same period of 2015. The average cost of crude oil purchased externally was RMB 2,084 per tonne, representing a drop of 19.6% over 2015.

The Company’s other purchasing expenses were RMB 1,006.0 billion, representing a decrease of 1.8% over the same period of 2015. This was mainly due to the decline in prices of externally purchased raw materials.

Selling, general and administrative expenses were RMB 64.4 billion, representing an decrease of 7.4% over 2015. That was mainly due to that the Company promoted the reform of employment system, adjusted the cost and tax accounting, and continuously enhanced cost control.

Depreciation, depletion and amortisation were RMB 108.4 billion, representing an increase of 12.4% as compared with 2015. That was mainly due to the significant increase in depreciation and depletion rate as a result of oil and gas reserve revision in the exploration and production segment corresponding to decreased oil price.

Exploration expenses were RMB 11.0 billion, representing an increase of 5.5% year on year. That was mainly due to that the Company maintained its exploration intensity in low oil price environment.

Personnel expenses were RMB 63.9 billion, representing an increase of 12.8% over 2015. That was mainly due to that that the Company promoted the reform of employment system since 2016.

Taxes other than income tax were RMB 232.0 billion, representing a decrease of 1.8% compared with 2015. Mainly due to the decrease in consumption tax by RMB 4.9 billion as a result of decreased production of diesel, and decrease in resource tax by RMB 1.0 billion as a result of drop in crude prices over the same period of 2015.

Other operating income/(expense), net were RMB 5.7 billion, decreasing 5.8 billion over the same period of 2015. That was mainly due to the non-operating income from reorganisation and capital injection of Sichuan-to-East China Pipeline Co., and the increase of impairment of assets.

(3)
Operating profit was RMB 77.2 billion, representing an increase of 35.9% compared with 2015. This is mainly due to outstanding performance of the Company’s downstream business as we fully tapped potential from our integrated business. It effectively offset the negative impact of low oil prices.

(4)
Net finance costs were RMB 6.6 billion, representing a decrease of 28.4% over 2015, of which: interest expense increased by RMB 1.1 billion over 2015 as a result of the replacement of debt denominated in US dollars by debt denominated in RMB (inclusive of replacing borrowings in US dollars and decrease exposure to US dollars); net losses from foreign exchange was RMB 600 million, decreased by RMB 3.2 billion as compared with 2015; interest income increased by RMB 200 million as a result of increased interest income compared with the same period of 2015.

(5)	Profit before taxation was RMB 80.2 billion, representing an increase of 42.1% year on year.

(6)	Tax expense was RMB 20.7 billion, representing an increase of 64.2% year on year. That was mainly due to a substantial increase in profit over the same period of 2015.

(7)	Profit attributable to non-controlling interests was RMB 12.8 billion, representing an increase of RMB 1.5 billion comparing with 2015.

(8)	Profit attributable to owners of the Company was RMB 46.7 billion, representing an increase of 43.6% year on year.

2	RESULTS OF SEGMENT OPERATIONS
The Company manages its operations through four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, and corporate and others. Unless otherwise specified, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment include other operating revenues.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

	Operating revenues		As a percentage of consolidated operating revenue before elimination of inter-segment sales		As a percentage of consolidated operating revenue after elimination of inter-segment sales
	Year ended 31 December		Year ended 31 December		Year ended 31 December
	2016	2015	2016	2015	2016	2015
	RMB million	RMB million	(%)	(%)	(%)	(%)
Exploration and Production Segment
External sales*	56,985	67,634	1.8	2.1	3.0	3.3
Inter-segment sales	58,954	71,019	1.9	2.2
Operating revenues	115,939	138,653	3.7	4.3
Refining Segment
External sales*	108,469	125,654	3.5	3.8	5.6	6.2
Inter-segment sales	747,317	800,962	24.2	24.4
Operating revenues	855,786	926,616	27.7	28.2
Marketing and Distribution Segment
External sales*	1,049,377	1,103,610	33.9	33.6	54.3	54.6
Inter-segment sales	3,480	3,056	0.1	0.1
Operating revenues	1,052,857	1,106,666	34.0	33.7
Chemicals Segment
External sales*	296,500	285,057	9.6	8.7	15.4	14.2
Inter-segment sales	38,614	43,814	1.2	1.3
Operating revenues	335,114	328,871	10.8	10.0
Corporate and Others
External sales*	419,580	438,420	13.5	13.3	21.7	21.7
Inter-segment sales	320,367	345,454	10.3	10.5
Operating revenues	739,947	783,874	23.8	23.8
Operating revenue before elimination of inter-segment sales	3,099,643	3,284,680	100.0	100.0
Elimination of inter-segment sales	(1,168,732)	(1,264,305)
Consolidated operating revenue	1,930,911	2,020,375			100.0	100.0

*:          Other operating revenues are included.

The following table sets forth the operating revenues, operating expenses and operating profit by each segment before elimination of the inter-segment transactions for the periods indicated, and the percentage change of 2016 compared to 2015.

	Year ended 31 December
	2016	2015	Change
	RMB million	RMB million	(%)
Exploration and Production Segment
Operating revenues	115,939	138,653	(16.4)
Operating expenses	152,580	156,071	(2.2)
Operating (loss)/profit	(36,641)	(17,418)	—
Refining Segment
Operating revenues	855,786	926,616	(7.6)
Operating expenses	799,521	905,657	(11.7)
Operating profit/(loss)	56,265	20,959	168.5
Marketing and Distribution Segment
Operating revenues	1,052,857	1,106,666	(4.9)
Operating expenses	1,020,704	1,077,811	(5.3)
Operating profit	32,153	28,855	11.4
Chemicals Segment
Operating revenues	335,114	328,871	1.9
Operating expenses	314,491	309,395	1.6
Operating profit/(loss)	20,623	19,476	5.9
Corporate and Others
Operating revenues	739,947	783,874	(5.6)
Operating expenses	736,735	783,490	(6.0)
Operating profit/(loss)	3,212	384	736.5
Elimination of inter-segment profit	1,581	4,566	—

(1)	Exploration and Production Segment
Most crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical operations. Most of the natural gas and a small portion of crude oil were sold externally to other customers.

In 2016, the operating revenues of this segment were RMB 115.9 billion, representing a decrease of 16.4% over 2015. This was mainly attributable to the decline of realised price of crude oil and natural gas as well as decrease in sales volume of crude oil.

In 2016, the segment sold 36.38 million tonnes of crude oil, representing a decrease of 13.8% over 2015. Natural gas sales volume was 20.56 billion cubic meters, representing an increase of 3.7% over 2015. Average realised prices of crude oil and natural gas were RMB 1,734 per tonne and RMB 1,267 per thousand cubic meters, representing decreases of 13.9% and 17.5% respectively over 2015.

In 2016, the operating expenses of this segment were RMB 152.6 billion, representing a decrease of 2.2% over 2015. That was mainly due to the following:

‧	Depreciation, depletion and amortisation increased by RMB 9.8 billion year on year.

‧	Impairment loss on oil and gas related assets increased by RMB 6.7 billion year on year;

‧	The Company with the restructuring of Sichuan-to-East China Pipeline Co., other expenses (net) decreased by RMB 20.6 billion.

In 2016, the oil and gas lifting cost was RMB 786 per tonne, representing a moderate year-on-year increase of 0.8%, under the backdrop of a 13.2% decrease in crude oil production.

In 2016, the segment made every effort to optimise resource mix, attached great emphasis on cash flow contributions, and proactively controlled costs. Due to the drop in crude oil and natural gas prices, the operating loss of the exploration and production segment were RMB 36.6 billion, representing an expanded losses as compared with 2015.

(2)	Refining Segment
Business activities of the refining segment include purchasing crude oil from third parties and the exploration and production segment of the Company, as well as processing crude oil into refined petroleum products. Gasoline, diesel and kerosene are sold internally to the marketing and distribution segment of the Company; part of the chemical feedstock is sold to the chemicals segment of the Company; and other refined petroleum products are sold externally to both domestic and overseas customers.

In 2016, the operating revenues of this segment were RMB 855.8 billion, representing a decrease of 7.6% over 2015. This was mainly attributable to the decreased in refined oil products prices.

The following table sets forth the sales volumes, average realised prices and the respective changes of the Company’s major refined oil products of the segment in 2016 and 2015.

	Sales Volume (thousand tonnes)			Average realised price (RMB/tonne)
	Year ended 31 December			Year ended 31 December
	2016	2015	Change (%)	2016	2015	Change (%)
Gasoline	52,461	50,921	3.0	5,904	6,191	(4.6)
Diesel	58,734	63,359	(7.3)	4,505	4,797	(6.1)
Kerosene	14,529	13,518	7.5	2,814	3,420	(17.7)
Chemical feedstock	36,408	35,945	1.3	2,584	2,984	(13.4)
Other refined petroleum products	55,742	52,418	6.3	2,529	2,842	(11.0)

In 2016, sales revenues of gasoline were RMB 309.7 billion, representing a decrease of 1.8% over 2015.

The sales revenues of diesel were RMB 264.6 billion, representing a decrease of 12.9% over 2015.

The sales revenues of kerosene were RMB 40.9 billion, representing a decrease of 11.6% over 2015.

The sales revenues of chemical feedstock were RMB 94.1 billion, representing a decrease of 12.3% over 2015.

The sales revenues of refined petroleum products other than gasoline, diesel, kerosene and chemical feedstock were RMB 141.0 billion, representing a decrease of 5.4% over 2015.

In 2016, the segment’s operating expenses were RMB 799.5 billion, representing a decrease of 11.7% over 2015, mainly attributable to the decline in procurement cost of crude oil.

In 2016, the average processing cost for crude oil was RMB 2,194 per tonne, representing a decrease of 18.5% over 2015. Total crude oil processed was 220.98 million tonnes (excluding volume processed for third parties), representing a decrease of 1.1% over 2015. The total cost of crude oil processed was RMB 484.8 billion, representing a decrease of 19.4% over 2015.

In 2016, refining gross margin was RMB 471.9 per tonne, representing an increase of RMB 153.8 per tonne compared with 2015. This is mainly due to widened price spread between product and feedstocks as a result of the Company’s effort in product mix optimisation, upward movement of crude oil price during the period as well as floor price policy announced by the Chinese government.

In 2016, the unit refining cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, then divided by the throughput of crude oil and refining feedstock) was RMB 165.7 per tonne, a decrease of RMB 1.9 per tonne against 2015, mainly because the segment enforced control over costs, improved efficiency of operations, and decreased operational costs in fuel, power, and other auxiliaries facilities.

In 2016, the segment seized the favorable opportunities of the bottoming out of crude oil prices, enforced management in crude oil procurement, adjusted product mix based on market needs, increased export volume, made great efforts to improve the profitability of by-products, and as a result, realised significant increase in operating profit.

In 2016, the operating profit of the segment totaled RMB 56.3 billion, representing an increase of RMB 35.3 billion as compared with 2015.

(3)	Marketing and Distribution Segment
The business activities of the marketing and distribution segment include purchasing refined oil products from the refining segment and third parties, conducting wholesale and direct sales to domestic customers and distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In 2016, the operating revenues of this segment were RMB 1,052.9 billion, a decrease of 4.9% over 2015, of which: the sales revenues of gasoline totaled RMB 495.2 billion, a increase of 5.1% compared with 2015; the sales revenues of diesel were RMB 412.0 billion, a decrease of 13.0% over 2015, and the sales revenues of kerosene were RMB 70.6 billion, a decrease of 9.5% over 2015.

The following table sets forth the sales volumes, average realised prices, and the respective percentage changes of the segment’s four major refined oil products in 2016 and 2015, including breakdown in retail, direct sales and wholesale of gasoline and diesel:

Year ended 31 December
2016	2015	Change (%)	2016	2015	Change (%)

	Sales Volume (Thousand tonnes)			Average realised price (RMB/tonne)
	Year ended 31 December			Year ended 31 December
	2016	2015	Change (%)	2016	2015	Change (%)
Gasoline	77,613	69,842	11.1	6,380	6,747	(5.4)
Retail	63,718	58,211	9.5	6,722	6,996	(3.9)
Direct sales and wholesale	13,895	11,630	19.5	4,812	5,498	(12.5)
Diesel	91,998	95,907	(4.1)	4,478	4,936	(9.3)
Retail	46,656	50,756	(8.1)	5,088	5,490	(7.3)
Direct sales and wholesale	45,342	45,150	0.4	3,851	4,314	(10.7)
Kerosene	25,164	23,028	9.3	2,807	3,387	(17.1)
Fuel	22,034	24,980	(11.8)	1,703	2,215	(23.1)

In 2016, the operating expenses of the segment were RMB 1,020.7 billion, representing a decrease of RMB 57.1 billion or 5.3% as compared with that of 2015. This was mainly due to decreased procurement volume and prices of diesel and fuel oil.

In 2016, the segment’s marketing cash operating cost (defined as the operating expenses less purchase costs, taxes other than income tax, depreciation and amortisation, and then divided by the sales volume) was RMB 197.3 per tonne, representing an increase of 4.3% compared with that of 2015.

In 2016, facing abundant domestic supply of refined oil products and strong market competition, the segment made full use of the advantages of end user marketing network, actively expanded the gasoline market, increased the sales volume of high octane number gasoline, made efforts to improve total sales volume, coordinate internal and external resources, increased the spread between sales and procurement prices as compared with 2015, and achieved better performance.

In 2016, the operating profit of this segment was RMB 32.2 billion, representing an increase of 11.4% compared with 2015.

(4)	Chemicals Segment
The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

In 2016, the operating revenues of the chemicals segment were RMB 335.1 billion, representing an increase of 1.9% as compared with that of 2015, This was mainly due to increase in sales volume of chemical products as compared with 2015.

The sales revenues generated by the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic fibre monomer and polymer, synthetic fibre, synthetic rubber, and chemical fertiliser) totaled RMB 316.2 billion, representing an increase of 2.1% as compared with 2015, and accounting for 94.3% of the operating revenues of the segment.

The following table sets forth the sales volume, average realised prices and respective percentage changes of each of the segment’s six major categories of chemical products in 2016 and 2015.

	Sales Volume (Thousand tonnes)			Average realised price (RMB/tonne)
	Year ended 31 December			Year ended 31 December
	2016	2015	Change (%)	2016	2015	Change (%)
Basic organic chemicals	41,605	38,903	6.9	3,963	4,121	(3.8)
Synthetic fibre monomer and polymer	7,169	6,083	17.9	5,328	5,797	(8.1)
Synthetic resin	12,250	11,993	2.1	7,482	7,771	(3.7)
Synthetic fibre	1,369	1,380	(0.8)	7,113	7,739	(8.1)
Synthetic rubber	1,099	1,107	(0.7)	9,609	8,769	9.6
Chemical fertiliser	714	243	193.8	1,612	1,823	(11.6)

In 2016, the operating expenses of the chemicals segment were RMB 314.5 billion, representing an increase of 1.6% over 2015.

In 2016, the segment seized the favorable opportunities of the low feed stock price, further adjust feed stock and product mix, coordinated production with sales, strictly controlled costs and expenses, thus, resulting in remarkable profits.

In 2016, the operating profit of this segment was RMB 20.6 billion, representing an increase of RMB 1.1 billion as compared with 2015.

(5)	Corporate and Others

The business activities of corporate and others mainly consist of import and export business activities of the Company’s subsidiaries, research and development activities of the Company, and managerial activities of headquarters.

In 2016, the operating revenues generated from corporate and others were RMB 739.9 billion among which the sales revenues realised by trading companies were RMB 736.2 billion, representing a decrease of 5.6% over 2015 mainly attributed to the drop of international crude oil prices as well as less revenue from crude oil trading business as compared with 2015.

In 2016, the operating expenses of corporate and others were RMB 736.7 billion, among which operating expenses realised by trading companies were RMB 728.0 billion, representing a decrease of 6.0% over 2015.

In 2016, the operating profit from corporate and others was RMB 3.2 billion, among which the operating profit realised by trading companies was RMB 8.2 billion.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS
The major funding sources of the Company are its operating activities and short-term and long-term loans. The major use of funds includes operating expenses, capital expenditures, and repayment of the short-term and long-term debts.

(1)	Assets, liabilities and equity
Unit: RMB million

	As of 31 December 2016	As of 31 December 2015	Change
Total assets	1,498,609	1,447,268	51,341
Current assets	412,261	333,657	78,604
Non-current assets	1,086,348	1,113,611	(27,263)
Total liabilities	667,374	659,107	8,267
Current liabilities	485,543	462,832	22,711
Non-current liabilities	181,831	196,275	(14,444)
Total equity attributable to owners of the Company	710,994	676,197	34,797
Share capital	121,071	121,071	—
Reserves	589,923	555,126	34,797
Non-controlling interests	120,241	111,964	8,277
Total equity	831,235	788,161	43,074

As of 31 December 2016, the Company’s total assets were RMB 1,498.6 billion, representing an increase of RMB 51.3 billion compared with that of the end of 2015, of which:

Current assets were RMB 412.3 billion, representing an increase of RMB 78.6 billion compared with that of the end of 2015, of which, cash and cash equivalent, and time deposit in financial institutions increased by RMB 72.8 billion, mainly due to significant increase in cash flow from operating activities, decrease in investment, abundant surplus in cash, as well as increase in inventory by RMB 10.9 billion.

Non-current assets were RMB 1,086.3 billion, representing a decrease of RMB 27.3 billion as compared with that of the end of 2015. This was mainly due to the fact that property, plant and equipment (net) decreased by RMB 42.9 billion, construction in progress decreased by RMB 22.7 billion, equity of associates and joint ventures increased by RMB 32.5 billion (the Company sold 50% equity in Sichuan-to-East China Pipeline Co., with the remaining 50% equity corresponding to RMB 22.8 billion switched to item of interests in associates);

The Company’s total liabilities were RMB 667.4 billion, representing an increase of RMB 8.3 billion compared with that of the end of 2015, of which:

Current liabilities were RMB 485.5 billion, representing an increase of RMB 22.7 billion as compared with that of the end of 2015. This was mainly due to increase in accounts payable by RMB 43.7 billion, short-term debts and borrowings from China Petrochemical Corp and its subsidiaries decreased by RMB 40.6 billion, other accounts payable and taxes payable increased by RMB 17.3 billion.

Non-current liabilities were RMB 181.8 billion, representing a decrease of RMB 14.4 billion compared with that of the end of 2015. This was mainly due to long-term debts decreased by RMB 22.8 billion, estimated liabilities increased by RMB 6.1 billion.

Total equity attributable to owners of the Company was RMB 711.0 billion, representing an increase of RMB 34.8 billion compared with that of the end of 2015, which was mainly due to the increase in reserves by RMB 34.8 billion.

(2)	Cash Flow
The following table sets forth the major items in the consolidated cash flow statements for 2016 and 2015.

Unit: RMB million

Major items of cash flows	Year ended 31 December
	2016	2015
Net cash generated from operating activities	214,543	165,740
Net cash used in investing activities	(66,217)	(116,719)
Net cash generated from/(used in) financing activities	(93,047)	9,093

In 2016, the net cash generated from operating activities of the company was RMB 214.5 billion, representing an increase of RMB 48.8 billion as compared with 2015. This was mainly due to the increase in profit before tax by RMB 23.7 billion, depreciation, depletion and amortization increased by RMB 12.0 billion, and asset impairment increased by RMB 8.3 billion over the same period of 2015. Meanwhile, due to strict control on occupation of funds, occupation of working capital decreased significantly compared with 2015.

In 2016, the net cash used in investing activities was RMB 66.2 billion, representing a decrease of RMB 50.5 billion over 2015. This was mainly due to the decrease of RMB 30.0 billion in capital expenditure over the same period of 2015 as well as RMB 13.2 billion received as proceeds from the sale of equity in Sinopec Sichuan-to-East China Pipeline Co., Ltd.

In 2016, the net cash used in the Company’s financing activities was RMB 93.0 billion, representing an increase of RMB 102.1 billion over 2015. This was mainly due to the impact of RMB 105.0 billion from the capital introduction of Sinopec Marketing Co., Ltd. in 2015; the significant reduction in interest bearing debts for two consecutive years, of which, the Company repaid RMB 62.6 billion and RMB 63.0 billion in 2015 and 2016, respectively.

At the end of 2016, the cash and cash equivalents were RMB 124.5 billion.

(3)	Contingent Liabilities
Please refer to “Material Guarantee Contracts and Their Performances” in the “Significant Events” section of this report.

(4)	Capital Expenditures
Please refer to “Capital Expenditures” in the “Business Review and Prospects” section of this report.

(5)	Research & development expenses and environmental expenditures
Research & development expenses refer to the expenses recognised as expenditures when they occur. In 2016, the expenditure for research & development was RMB 5.94 billion.

Environmental expenditures refer to the normal routine pollutant discharge fees paid by the Company, excluding capitalised cost of pollutant treatment properties. In 2016, the Company paid environmental expenditures of RMB 6.36 billion.

(6)	Measurement of fair values of derivatives and relevant system
The Company has established sound decision-making mechanism, business process and internal control systems relevant to financial instrument accounting and information disclosure.

Items relevant to measurement of fair values       Unit: RMB million

Items	Beginning of the year	End of the year	Profits and losses from variation of fair values in the current year	Accumulated variation of fair values recorded as equity	Impairment loss provision of the current year	Funding source
Available-for-sale financial assets	261	262	—	56	—	Self-owned fund
Stock	261	262	—	56	—
Derivative financial instruments	403	314	(160)	—	—	Self-owned fund
Cash flow hedging instruments	4,722	(4,024)	11	(3,813)	—	Self-owned fund
Total	5,386	(3,448)	(149)	(3,757)	—

4	ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER ASBE
The major differences between the Company’s financial statements prepared under ASBE and IFRS are set out in Section C of the financial statements of the Company from page 202 of this report.

(1)	Under ASBE, the operating income and operating profit or loss by reportable segments were as follows:

	Year ended 31 December
	2016	2015
	RMB million	RMB million
Operating income
Exploration and Production Segment	115,939	138,653
Refining Segment	855,786	926,616
Marketing and Distribution Segment	1,052,857	1,106,666
Chemicals Segment	335,114	328,871
Corporate and Others	739,947	783,874
Elimination of inter-segment sales	(1,168,732)	(1,264,305)
Consolidated operating income	1,930,911	2,020,375
Operating profit/(loss)
Exploration and Production Segment	(58,531)	(18,511)
Refining Segment	55,808	19,423
Marketing and Distribution Segment	32,385	27,299
Chemicals Segment	20,769	19,516
Corporate and Others	2,912	(678)
Elimination of inter-segment sales	1,581	4,566
Financial expenses, investment income and loss from changes in fair value	23,952	631
Consolidated operating profit	78,876	52,246
Net profit attributable to equity shareholders of the Company	46,416	32,281

Operating profit: In 2016, the operating profit of the Company was RMB 78.9 billion, representing an increase of RMB 26.6 billion as compared with 2015.

Net profit: In 2016, the net profit attributable to the equity shareholders of the Company was RMB 46.4 billion, representing an increase of RMB 14.1 billion or 43.8% comparing with 2015.

(2)	Financial data prepared under ASBE

	As of 31	As of 31
	December 2016	December 2015	Change
	RMB million	RMB million
Total assets	1,498,609	1,447,268	51,341
Long-term liabilities	180,541	194,871	(14,330)
Shareholders’ equity	832,525	789,565	42,960

At the end of 2016, the Company’s total assets were RMB 1,498.6 billion, representing an increase of RMB 51.3 billion compared with that of the end of 2015. This was mainly due to the following factors: a) cash and cash equivalents increased by RMB 72.8 billion; b) long term equity investment increased by RMB 32.5 billion; c) intangible assets and other non-current assets increased by RMB 5.9 billion; d) fixed assets and construction in progress decreased by RMB 65.6 billion.

At the end of 2016, the Company’s long-term liabilities were RMB 180.5 billion, representing a decrease of RMB 14.3 billion compared with that of the end of 2015. This was mainly due to the following factors: a) bonds payable decreased by RMB 28.3 billion; b) long-term loans increased by RMB 6.0 billion; c) provision increased by RMB 6.1 billion; d) other non-current liabilities increased by RMB 2.5 billion.

At the end of 2016, the shareholders’ equity of the Company was RMB 832.5 billion, representing an increase of RMB 43.0 billion compared with that of the end of 2015. This was mainly due to the undistributed profit increased by RMB 29.5 billion, other comprehensive income increased by RMB 7.1 billion, capital reserve decreased by RMB 2.1 billion for this period.

(3)	The results of the principal operations by segments

Segments	Operation income RMB million	Operation cost RMB million	Gross profit margin* (%)	Increase/ (decrease) of operation income on a year-on-year basis (%)	Increase/ (decrease) of operation cost on a year-on-year basis (%)	Increase/ (decrease) of gross profit margin on a year-on-year basis (%)
Exploration and Production	115,939	128,469	(15.3)	(16.4)	9.8	(26.5)
Refining	855,786	556,081	9.1	(7.6)	(15.5)	4.6
Marketing and Distribution	1,052,857	961,907	8.4	(4.9)	(5.9)	1.0
Chemicals	335,114	289,572	13.0	1.9	(0.2)	1.7
Corporate and Others	739,947	726,449	1.8	(5.6)	(6.2)	0.7
Elimination of inter-segment sales	(1,168,732)	(1,170,313)	N/A	N/A	N/A	N/A
Total	1,930,911	1,492,165	10.7	(4.4)	(6.5)	1.3

*:          Gross profit margin = (operation income – operation cost, tax and surcharges)/operation income.

5	THE CAUSE AND IMPACT OF THE CHANGE IN THE COMPANY’S ACCOUNTING POLICY
In 2014, the International Accounting Standards Board published Amendments to International Accounting Standard 27 (IAS 27) - Separate Financial Statements. These amendments allowed entities to use equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities wishing to change to the equity method must do so retrospectively. The amendment is effective from 1 January 2016.

In order to eliminate the difference regarding subsequent measurements on investments in joint ventures and associates between separate financial statements prepared in accordance with ASBE and IFRS, the Company changed its subsequent measurements on investments in associates and joint ventures from cost method to equity method in its separate financial statements prepared in accordance with IFRS from 1 January 2016.

By adopting the amendments to IAS 27-Separate Financial Statements, the balance of investments in associates, investments in joint ventures, retained earnings and other reserves as of 31 December 2015 would be increased by RMB 8,056 million, RMB 644 million, RMB 8,672 million and RMB 28 million in the separated financial statements prepared in accordance with IFRS due to the retrospective adjustment.

The change in accounting policy carries no impact on financial statements prepared in accordance with the ASBE as well as consolidated financial statements prepared in accordance with the IFRS.

6	SIGNIFICANT CHANGES IN MAJOR ASSETS DURING THE REPORTING PERIOD
During the reporting period, there are no significant changes in the Company’s major assets.

SIGNIFICANT EVENTS

1	MAJOR PROJECTS

(1)	Fuling shale gas project
In accordance with the guidance of “overall deployment and stage-wise implementation”, the second phase of production capacity building was promoted comprehensively in 2016. The Company’s self-owned fund accounts for 50% of the project investment and bank loan is the main source of the other 50%. By the end of 2016, the cumulative realised investment was RMB 29.3 billion and total production capacity was 7 billion cubic meters per year. According to the plan, by the end of 2017, the total production capacity will be 10 billion cubic meters per year.

(2)	Yuanba gas field project
The production capacity building of Yuanba marine facies gas field with total production capacity of 3.4 billion cubic meters per year has been completed by the end of 2016. The Company’s self-owned fund accounts for 50% of the project investment and bank loan is the main source of the other 50%. By the end of 2016, the cumulative realised investment was RMB 12.8 billion.

(3)	Guangxi LNG project
The Guangxi LNG project with designed receiving capacity of 3 million tonnes per year consists mainly of the construction of wharf, terminal and transportation pipelines. It was put into operation in April 2016. The Company’s self-owned fund accounts for 40% of the project investment and bank loan is the main source of the other 60%. By the end of 2016, the cumulative investment was RMB 9.7 billion.

(4)	Tianjin LNG project
The Tianjin LNG project with designed receiving capacity of 3 million tonnes per year consists mainly of the construction of wharf, terminal and transportation pipelines. It is expected to be completed and operational in December 2017. The Company’s self-owned fund accounts for 40% of the project investment and bank loan is the main source of the other 60%. By the end of 2016, the cumulative investment was RMB 8.2 billion.

2	CORPORATE BONDS ISSUED AND INTEREST PAYMENTS

Basic information of corporate bonds

	Sinopec Corp.	Sinopec Corp.		Sinopec Corp.
Bond name	2010 Corporate bond	2012 Corporate bond		2016 Corporate bond (first issue)
Abbreviation	10石化02	12石化01	12石化02	15石化01	15石化02
Code	122052	122149	122150	136039	136040
Issuance date	21 May 2010	1 June 2012		19 November 2015
Maturity date	21 May 2020	1 June 2017	1 June 2022	19 November 2018	19 November 2020
Amount issued (RMB billion)	9	13	7	16	4
Outstanding balance (RMB billion)	9	13	7	16	4
Interest rate (%)	4.05	4.26	4.90	3.3	3.7

Principal and interest repayment	Simple interest is calculated and paid on an annual basis without compounding interests. The principal will be paid at maturity with last installment of interest.
Payment of interests	Sinopec Corp. had paid in full the interest accrued for the current period interest payment year.
Investor Qualification Arrangement	15石化01 and 15石化02 were publicly offered to qualified investors in accordance with Administration of the Issuance and Trading of Corporate Bonds
Listing place	Shanghai Stock Exchange
Corporate bonds trustee	China International Capital Corporation Limited
27th-28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing
Huang Xu, Zhai Ying
(010) 6505 1166
Credit rating agency	United Credit ratings Co., Ltd.
12th Floor, PICC building, No.2 Jianguomenwai Avenue, Chaoyang District, Beijing
Use of proceeds	Proceeds from the above-mentioned corporate bonds have been used for their designated purpose disclosed in the relevant announcements. All the proceeds have been completely used.
Credit rating agency
During the reporting period, United Credit ratings Co., Ltd. provided continuing credit rating for 10石化02, 12石化01, 12石化02, 15石化01 and 15石化02and reaffirmed AAA credit rating. The long term credit rating and outlook of Sinopec Corp. remained at AAA and stable respectively.

Credit addition mechanism, repayment scheme and other relative events for corporate bonds during the reporting period
During the reporting period, there is no credit addition mechanism and change of the repayment arrangement for the above-mentioned corporate bonds Sinopec Corp. strictly followed the provisions in the corporate bond prospectus to repay principals and interests of the corporate bonds.

Convening of corporate bond holders’ meeting	During the reporting period, the bondholders’ meeting has not been convened.
Performance of corporate bonds trustee
During the durations of the above-mentioned bonds, the bond trustee, China International Capital Corporation Limited, has strictly followed the Bond Trustee Management Agreement and continuously tracked the company’s credit status, utilisation of bond proceeds and repayment of principals and interests of the bond. The bond trustee has also advised the company to satisfy obligations as described in the corporate bond prospectus and exercised its duty to protect the bondholders’ legitimate rights and interests. The bond trustee is expected to disclose the Trustee Management Affairs Report after disclosure of the company’s annual report. The full disclosure will be available on the website of Shanghai Stock Exchange (http://www.sse.com.cn)

Principal accounting data and financial indicators for the two years ended 31 December 2016

Principal data	2016	2015	Change	Reasons for change
EBITDA (RMB million)	196,464	159,605	23.09%	Mainly due to the increase of earnings compared with last year
Current ratio	0.85	0.72	0.13	Mainly due to the significant increase of cash at bank and on hand
Quick ratio	0.53	0.41	0.12	Mainly due to the significant increase of cash at bank and on hand
Liability-to-asset ratio (%)	44.45	45.44	(0.99) percentage points	Mainly due to improvement of cash flow from operating activities
EBITDA to total debt ratio	0.99	0.62	0.37	Mainly due to the increase of earnings and decrease of debts
Interest coverage ratio	9.85	7.78	2.07	Mainly due to the increase of earnings
Cash flow interest coverage ratio	35.13	23.07	12.06	Mainly due to the improvement of the cash flow from operating activities
EBITDA-to-interest coverage ratio	21.78	19.29	2.49	Mainly due to the increase of earnings
Loan repayment rate (%)	100	100	—
Interest payment rate (%)	100	100	—

During the reporting period, the Company paid in full the interest accrued for the other bonds and debt financing instruments. As at 31 December 2016, the standby credit line provided by several domestic financial institutions to the Company was RMB 256.4 billion in total, facilitating the Company to get such amount of unsecured loans. During the reporting period, Sinopec Corp. fulfilled relevant undertakings in the prospectus of corporate bonds. During the reporting period, Sinopec Corp. had no significant matters which could influence the Company’s operation and debt paying ability.

On 18 April 2013, Sinopec Capital (2013) Limited, a wholly-owned overseas subsidiary of Sinopec Corp., issued senior notes guaranteed by Sinopec Corp. with four different maturities, 3 years, 5 years, 10 years and 30 years. The 3-year notes principal totaled USD 750 million, with an annual interest rate of 1.250%; the 5-year notes principal totaled USD 1 billion, with an annual interest rate of 1.875%; the 10-year notes principal totaled USD 1.25 billion, with an annual interest rate of 3.125%; and the 30-year notes principal totaled USD 500 million, with an annual interest rate of 4.250%. These notes were listed on the Hong Kong Stock Exchange on 25 April 2013, with interest payable semi-annually. The first payment of interest was on 24 October 2013. During the reporting period, the Company has paid in full the interest and principal of notes with maturity of 3 years and the current-period interests of all notes with maturity of 5 years, 10 years and 30 years.

3	SHARE OPTION INCENTIVE SCHEME OF SINOPEC CORP.’S SUBSIDIARY, SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED (“SHANGHAI PETRO”), DURING THE REPORTING PERIOD
Pursuant to the requirements of the Hong Kong Listing Rules, the resolution relating to the Shanghai Petro A Share Option Incentive Scheme (Draft) was considered and passed at the 18th meeting of the fifth session of the Board and the first extraordinary general meeting of Sinopec Corp. for 2014. The Share Option Incentive Scheme (Scheme) came into effect on 23 December 2014 with a validity period of 10 years. The expiry date of the Scheme is 22 December 2024. Under the Scheme, the total number of underlying shares to be granted shall neither exceed 10% of the total share capital of Shanghai Petro (10,800 million shares) nor exceed 10% of the total A share capital of Shanghai Petro (7,305 million shares). As of 31 December 2016, the number of the underlying shares of the share options to be granted by Shanghai Petro to the participants represents 0.35% of the total share capital of Shanghai Petro (10,800 million shares). The vesting period for each grant under the Scheme shall be no less than two years.

(1)	Summary of the Scheme
For the details of the purpose of the Scheme, eligible participants and maximum entitlement of each participant, underlying shares and incentive instrument, validity period, please refer to page 31-33 of Sinopec Corp’s 2015 Annual Report published on 29 March 2016.

(2)	Information on the Initial Grant of the Share Option

(i)	Initial Grant of the Share Option:

Grant Date: 6 January 2015
Number of Participants: 214 persons
Number of Share Options Granted: 38,760,000

(ii)	Unexercised share options granted to Directors, senior management and substantial shareholders of Shanghai Petro as of 31 December 2016

Name	Position	No. of share options held at the end of the reporting period	Percentage of total share capital (%)	Percentage of total H share capital (%)	Status
Wang Zhiqing	Chairman and President	500,000(L)	0.005	—	Beneficial owner
Gao Jinping	Vice Chairman and Vice President	500,000(L)	0.005	—	Beneficial owner
Ye Guohua*	Director, Vice President and Chief Financial Officer	430,000(L)	0.004	—	Beneficial owner
Jin Qiang	Director and Vice President	430,000(L)	0.004	—	Beneficial owner
Guo Xiaojun	Director and Vice President	430,000(L)	0.004	—	Beneficial owner
Jin Wenmin	Vice President	250,000(L)	0.002	—	Beneficial owner

(L):          Long position;

*	Mr. Ye Guohua resigned as the executive director, vice president and chief financial officer of Shanghai Petro on 26 January 2017. According to the Scheme, his granted share options become invalid.

(iii)	Share options granted to employees of Shanghai Petro in addition to persons mentioned in item (ii) during the reporting period

As at the end of reporting period, Shanghai Petro granted 35,970,000 A share options to key business personnel.

(iv)	Exercise Price under the Initial Grant

According to the basis of determination on exercise price of share options disclosed by Shanghai Petro, the exercise price under the initial grant is RMB 4.20 per share (until the expiration of the validity period of the Share Options, in the case of, among others, payment of dividends, capitalisation of capital reserves, distribution of bonus shares, subdivision of shares or reduction of shares, and rights issue, an adjustment to the exercise price shall be made in accordance with Scheme. On 15 June 2016, The 2015 profit distribution plan of Shanghai Petro has been approved at its 2015 annual general meeting. Cash dividend was decided to be RMB 1 per 10 shares and the excerise price of the share option was adjusted to RMB 4.10 per share.

(v)	Validity Period and Exercise Arrangement under the Initial Grant

The validity period of the share options shall be five years commencing from the grant date, but is subject to exercise arrangement of the Scheme. Please refer to the section “Validity Period” on Page 32 of Sinopec Corp.’s 2015 annual report published on 29 March 2016.

Save as disclosed above, during the reporting period, Shanghai Petro granted no A share option in accordance with the Scheme, none of the share options was exercised by the Participant and none of the share option was cancelled or became invalid.

4	PERFORMANCE OF THE UNDERTAKINGS BY CHINA PETROCHEMICAL CORPORATION

Background	Type of Undertaking	Party	Contents		Term for performance	Whether bears deadline or not	Whether strictly performed or not
Undertakings related to Initial Public Offerings (IPOs)	Initial Public Offerings (IPOs)	China Petrochemical Corporation	1	Compliance with the connected transaction agreements;	From 22 June 2001	No	Yes
(IPOs)			2	Solving the issues regarding the legality of land-use rights certificates and property ownership rights certificates within a specified period of time;
			3	Implementation of the Reorganisation Agreement (please refer to the definition of Reorganisation Agreement in the H share prospectus of Sinopec Corp.);
			4	Granting licenses for intellectual property rights;
			5	Avoiding competition within the same industry;
			6	Abandonment of business competition and conflicts of interest with Sinopec Corp.
Other undertakings	Other	China Petrochemical Corporation	China Petrochemical Corporation would dispose of its minor remaining chemicals business within five years in order to avoid competition with Sinopec Corp. in the chemicals business.		Within five years, commencing from 15 March 2012	Yes	Yes
Other undertakings	Other	China Petrochemical Corporation
Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, China Petrochemical Corporation hereby grants a 10-year option to Sinopec Corp. with the following provisions: (i) after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its overseas oil and gas assets owned as of the date of the undertaking and still in its possession upon Sinopec Corp.’s exercise of the option to Sinopec Corp.; (ii) in relation to the overseas oil and gas assets acquired by China Petrochemical Corporation after the issuance of the undertaking, within 10 years of the completion of such acquisition, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell these assets to Sinopec Corp. China Petrochemical Corporation undertakes to transfer the assets as required by Sinopec Corp. under aforesaid items (i) and (ii) to Sinopec Corp., provided that the exercise of such option complies with applicable laws and regulations, contractual obligations and other procedural requirements.
					Within 10 years after 29 April 2014 or the date when China Petrochemical Corporation acquires the assets	Yes	Yes

Since 2012, China Petrochemical Corporation has earnestly fulfilled its undertaking in eliminating competitions in chemical business with Sinopec Corp. through: (1) subscribing capital contribution of joint ventures controlled by Sinopec Corp., by way of injecting net assets of certain chemical business and cash; (2) authorising Sinopec Corp. to be in charge of production plan, management and sales of the remaining chemical business. The competition in chemical business between China Petrochemical Corporation and Sinopec Corp. has been eliminated.

As of the date of this report, Sinopec Corp. had no undertakings in respect of profits, asset injections or asset restructuring that had not been fulfilled, nor did Sinopec Corp. make any profit forecast in relation to any asset or project.

5	SIGNIFICANT ASSETS AND EQUITY SALE
On 2 August 2016, the 7th meeting of sixth session of the board of directors of Sinopec Corp. considered and approved the proposal to introduce capital to invest in Sichuan-to-East China natural gas pipeline project, and agreed to take the Sichuan-to-East China Pipeline Co. as the platform to introduce capital publicly. On 12 December 2016, Sinopec Natural Gas Co., Ltd. (“Natural Gas Company”), a wholly-owned subsidiary of Sinopec Corp., entered into the capital injection agreement in relation to Sichuan-to-East China Pipeline Co. with China Life Insurance Company Limited (“China Life”) and SDIC Communications Holding Co., Ltd. (“SDIC Communications”). China life and SDIC Communications subscribed a total of 50% equity interest in Sichuan-to-East China Pipeline Co., a wholly-owned subsidiary of Natural Gas Company, in cash with an aggregate amount of RMB 22.8 billion, among which China Life paid RMB 20 billion and SDIC Communications paid RMB 2.8 billion. Upon the completion of capital injection, the registered capital of Sichuan-to-East China Pipeline Co. increased from RMB 100 million to RMB 200 million, and each of Natural Gas Company, China Life and SDIC Communication will hold 50%, 43.86% and 6.14% equity interest in Sichuan-to-East China Pipeline Co., respectively. For more details, please refer to the announcement published in the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. on 13 December 2016 and the announcement published on the website of the Hong Kong Stock Exchange on 12 December 2016.

6	MATERIAL GUARANTEE CONTRACTS AND THEIR PERFORMANCE
UNIT: RMB MILLION

Major external guarantees (excluding guarantees for controlled subsidiaries)

Guarantor	Relationship with the Company	Name of guaranteed company	Amount	Transaction date (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amount of overdue guarantee	Counter- guaranteed	Whether guaranteed for connected parties (yes or no)*[1]
Sinopec Corp.	The listed company itself	Yueyang Sinopec Corp. Shell Coal Gasification Corporation	68	10 December 2003	10 December 2003 – 10 December 2017	Joint obligations	No	No	—	No	No
Sinopec Corp.	The listed company itself	Zhongtian Hechuang Energy Co., Ltd	11,545	25 May 2016	25 May 2016 –31 December 2023(the mature date is estimated)10 December 2017	Joint obligations	No	No	—	No	Yes
Sinopec Corp.	The listed company itself	Yanbu Aramco Sinopec Refining Company (YASREF) Limited	no specific amount agreed, gurarantee on contract performance	31 December 2014	30 years from the date YASRFE requires supply of hydrogen from Air Liquedie Arabia LLC.	Joint obligations	No	No	—	No	No
Sinopec Great Wall Energy and Chemical Industry Co., LTD	Wholly owned subsidiary	Zhong An United Coal Chemical Co., Ltd.	590	18 April 2014	18 April 2014 – 17 April 2026	Joint obligations	No	No	—	No	No
SSI	Controlled subsidiary	New Bright International Development Ltd./Sonangol E.P.	10,669			Joint obligations	No	No	—	Yes	No

Total amount of guarantees provided during the reporting period*2	14,108
Total amount of guarantees outstanding at the end of reporting period*2 (A)	18,071
Guarantees by the Company to the controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period	None
Total amount of guarantee for controlled subsidiaries outstanding at the end of the reporting period (B)	18,985
Total amount of guarantees for the Company (including those provided for controlled subsidiaries)
Total amount of guarantees(A+B)	37,056
The proportion of the total amount of guarantees to the Sinopec Corp.’s net assets	5.20%
Guarantees provided for shareholder, de facto controller and its related parties (C)	2,248
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio over 70% (D)	2,534
The amount of guarantees in excess of 50% of the net assets (E)	None
Total amount of the above three guarantee items (C+D+E)	4,782
Statement of guarantee undue that might be involved in any joint and several liabilities	None
Statement of guarantee status	None

*1:	As defined in the Listing Rules of the Shanghai Stock Exchange.

*2:
The amount of guarantees provided during the reporting period and the amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived from multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shareholding of Sinopec Corp. in such subsidiaries.

7	SPECIFIC STATEMENTS AND INDEPENDENT OPINIONS FROM INDEPENDENT NON-EXECUTIVE DIRECTORS REGARDING EXTERNAL GUARANTEES PROVIDED BY SINOPEC CORP. DURING AND BY THE END OF 2016:
We, as independent directors of Sinopec Corp., hereby make the following statements after conducting a thorough check of external guarantees provided by the Company accumulated up to and during 2016 in accordance with the requirements of the domestic regulatory authorities:

The external guarantees prior to 2016 had been disclosed in previous annual report. The aggregate balance of external guarantees provided by Sinopec Corp. for the year 2016 was RMB 37.056 billion, accounting for approximately 5.20% of the Company’s net assets.

We hereby present the following opinions:

Sinopec Corp. shall continue to strengthen its management and actively monitor guarantee risks. It shall strictly follow the approval and disclosure procedures in relation to guarantee businesses for any new external guarantees provided thereafter.

8	SIGNIFICANT LITIGATION, ARBITRATION RELATING TO SINOPEC CORP.
No significant litigation, arbitration relating to the Company occurred during the reporting period.

9	INSOLVENCY AND RESTRUCTURING
During the reporting period, the Company was not involved in any insolvency or restructuring matters.

10	OTHER MATERIAL CONTRACTS
Saved as disclosed by Sinopec Corp., the Company did not enter into any significant contracts subject to disclosure obligations during the reporting period.

11	CREDIBILITY FOR THE COMPANY, CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER
During the reporting period, the Company and its controlling shareholder did not have any court’s effective judgments which should be performed or any large amount of debt which should be repaid.

12	TRUSTEESHIP, CONTRACTING AND LEASES
During the reporting period, the Company was not involved in any events relating to significant trusteeship, contracting or leases for the assets of any other company, nor has it placed its assets with any other company under a trusteeship, contracting or lease agreement subject to disclosure obligations.

13	ENTRUSTED ASSET MANAGEMENT AND ENTRUSTED LOANS

(1)	Entrusted Asset Management
During the reporting period, the Company has no entrusted asset management subject to disclosure obligation.

(2)	Entrusted loans

Borrower	Amount (RMB billion)	Term	Interest Rate	Purpose	Mortgage or guarantor	Whether overdue or not	Whether connected transaction or not	Whether roll-over or not	Whether involved in lawsuit or not	Connected relationship	Gain or loss
Ningbo Gaotou Petroleum Development, Ltd.	0.2	5 years	6.00%	Working capital loan	None	No	No	No	No	Joint Venture	Gain
Maoming-BASF, Ltd.	0.6	5 years	4.75%	Project construction	None	No	No	No	No	Joint Venture	Gain

(3)	Other asset management and derivative investment
During the reporting period, the Company has no other asset management and derivative investment subject to disclosure obligation.

14	DEPOSITS AT SINOPEC FINANCE CO., LTD. AND SINOPEC CENTURY BRIGHT CAPITAL INVESTMENT, LTD.
In order to regulate connected transactions between the Company and Sinopec Finance Co., Ltd. (Sinopec Corp.’s domestic settlement center, hereinafter referred to as the “Finance Company”) and to ensure the safety and liquidity of the deposits of the Company in the Finance Company, Sinopec Corp. and the Finance Company formulated the Risk Control System on Connected Transactions of China Petroleum & Chemical Corporation and Sinopec Finance Co., Ltd., which covers the risk control system and the risk management plan of the Company to prevent financial risks and to ensure that the deposits of the Company in the Finance Company can be utilised at the Company’s discretion. At the same time, as the controlling shareholder of the Finance Company, China Petrochemical Corporation undertakes that in case of an emergency where the Finance Company has difficulty in making payments, China Petrochemical Corporation will increase the capital of the Finance Company in accordance with the actual need for the purpose of making payment.

In order to regulate connected transactions between the Company and Sinopec Century Bright Capital Investment, Ltd. (Sinopec Corp.’s overseas settlement center, hereinafter referred to as the Century Bright Company), Century Bright Company ensures the safety of the deposits of the Company in Century Bright Company by strengthening internal risk controls and obtaining support from China Petrochemical Corporation. China Petrochemical Corporation has formulated a number of internal rules, including the Rules for the Internal Control System, the Rules for Implementation of Overseas Capital Management Methods, and the Provisional Methods for Overseas Fund Platform Management, to impose strict rules on Century Bright Company for providing overseas financial services. Century Bright Company has also established the Rules for the Implementation of the Internal Control System, which ensures the standardisation and safety of its corporate deposits business. At the same time, as the wholly controlling shareholder of Century Bright Company, China Petrochemical Corporation entered into a keep-well agreement with Century Bright Company in 2013, in which China Petrochemical Corporation undertakes that when Century Bright Company has difficulty in making payments, China Petrochemical Corporation will ensure that Century Bright Company will fulfill its repayment obligation through various channels.

The deposits of the Company in the Finance Company and Century Bright Company during the reporting period did not exceed the cap as approved at the general meeting of shareholders. During daily operations, Sinopec Corp. can withdraw the full amount of its deposits in the Finance Company and Century Bright Company.

15	APPROPRIATION OF NONOPERATIONAL FUNDS BY THE CONTROLLING SHAREHOLDER AND ITS RELATED PARTIES AND THE PROGRESS FOR CLEARING UP
Not applicable

16	STRUCTURED ENTITY CONTROLLED BY THE COMPANY
None

17	DETAILED IMPLEMENTATION OF THE SHARE INCENTIVE SCHEME DURING THE REPORTING PERIOD
Sinopec Corp. did not implement any share incentive scheme during the reporting period.

18	ENVIROMENTAL PROTECTION BY SINOPEC CORP AND ITS SUBSIDIARIES
Some branches and subsidiaries of Sinopec Corp. are major pollutant discharging companies stipulated by China’s environmental protection agencies. Pursuant to relevant regulations and specific requirements of local related authorities, environmental information of these companies has been disclosed publicly. For more details, please refer to the website of local government.

19	POVERTY ALLEVIATION PROGRAM LAUNCHED BY SINOPEC CORP

(1)	Targeted Poverty Alleviation Plan
The Company has strictly followed the nation’s poverty elimination program under the thirteenth five-year plan, persisted in targeted objects, targeted project planning, targeted utilisation of funds, targeted measures based on households, targeted personnel based on village and targeted poverty elimination effect, and uphold the principle of “blood-making style” and “blood–transfusion style” poverty alleviation. We also increased our investment, enhanced fund management, aimed at work innovation, emphasised supervision protocols and guaranteed work efficiency to ensure the effectiveness of the targeted poverty alleviation plan.

(2)	Overview on 2016 Targeted Poverty Alleviations
In 2016, the Company focused on poor villages and households, implemented targeted poverty elimination plans in infrastructure construction, labor output trainings, rural industry development, poverty relief and education assistance. We invested RMB 105.45 million in targeted poverty alleviation, helped 27,775 registered people out of poverty and funded the education of 2,797 students.

(3)	2016 Targeted Poverty Alleviation Work Statistics
Unit: RMB million

I.	Overview
	1.	Funds			100.56
	2.	Value of goods and materials			4.89
	3.	Number of people lifted out of poverty			27,775
II.	Investment breakdowns
	1.	Poverty elimination through industrial development
		1.1	Categories of poverty alleviation programs through industrial development	☑ Poverty alleviation through agriculture and forestry development
				□ Poverty alleviation through tourism development
				☑ Poverty alleviation through e-commerce
				☑ Poverty alleviation through assets income
				☑ Poverty alleviation through science and technology development
				□ Others
		1.2		Number of poverty alleviation programs	208
		1.3		Investment in poverty alleviation projects through industrial development	38.42
		1.4		Number of people lifted out of poverty	12,269
	2.	Poverty elimination through provision of employment
		2.1		Investment in professional skill training	2.27
		2.2		Participants of professional skill trainings (person time)	2,733
		2.3		Number of people employed	1,589
	3.	Poverty elimination through relocation
		3.1		Number of relocated people provided with employment	94
		3.2		Investment in poverty alleviation projects through relocation	1.21
	4.	Poverty elimination through education
		4.1		Investment in students funding	3.15
		4.2		Number of students who received funding assistance	2,797
		4.3		Investment in education resources in poverty-stricken areas	2.48
	5.	Poverty alleviation through healthcare
		5.1		Investment in medical and health care resources in proverty-striken areas	6.24
	6.	Poverty alleviation through ecological protection
		6.1	Items	☑ Conduct ecological protection and construction
				□ Develop ways for ecological protection and compensation
				☑ Set up ecological public welfare positions
				□ Others
		6.2		Investment in ecological protection	1.79
	7.	Guarantee basic living standard
		7.1		Investment in left-behind children, women and senior people	1.46
		7.2		Number of left-behind children, women and senior people assisted	829
		7.3		Investment in assisting the disabled	0.44
		7.4		Number of the disabled helped	424
	8.	Poverty alleviation through social projects
		8.1		Investment in coordinated poverty alleviation in East and West China	0.02
		8.2		Investment in targeted poverty alleviation programs	7.09
		8.3		Public Welfare funds for poverty alleviation	0.06
	9.	Other projects
		9.1		Number of projects	220
		9.2		Total investment	44.97
		9.3		Number of people lifted out of poverty	15,506
		9.4	Other projects overview	Other investments include external fund raised by the employee from our subsidiaries who participated in the poverty elimination plans

(4)	2017 Targeted Poverty Alleviation Plan
In 2017, we will continue to enhance our efforts on targeted poverty alleviation and efficiency improvements. We will implement our Targeted Poverty Alleviation program to eradicate poverty by production development, relocation, ecological compensation, education, as well as by guaranteeing basic living standards to ensure the effectiveness of the program.

CONNECTED TRANSACTIONS

1	AGREEMENTS CONCERNING CONTINUING CONNECTED TRANSACTIONS BETWEEN SINOPEC CORP. AND CHINA PETROCHEMICAL CORPORATION
Prior to Sinopec Corp.’s overseas listing, in order to ensure the smooth continuation of production and business conducted by the Company and China Petrochemical Corporation, the two parties entered into a number of agreements on continuing connected transactions, details of which are as follows:

(1)	The Company and China Petrochemical Corporation will mutually supply ancillary services for products, production and construction services (Mutual Supply Agreement)

(2)	China Petrochemical Corporation will provide trademarks, patents and computer software to the Company for use free of charge

(3)	China Petrochemical Corporation will provide cultural and educational, hygienic and community services to the Company (Cultural and Educational Hygienic and Community Services Agreement)

(4)	China Petrochemical Corporation will provide leasing services for lands and certain properties to the Company

(5)	China Petrochemical Corporation will provide comprehensive insurance to the Company

(6)	China Petrochemical Corporation will provide shareholders’ loans to the Company and

(7)	The Company will provide franchise licenses for service stations to China Petrochemical Corporation.

On 26 August 2015, Sinopec Corp. and China Petrochemical Corporation entered into a supplementary agreement of the continuing connected transactions, whereby the terms of the Mutual Supply Agreement and the Cultural and Educational, Hygienic and Community Services Agreement were extended from 1 January 2016 to 31 December 2018. The resolution relating to continuing connected transactions for the three years from 2016 to 2018 was approved at the first extraordinary general meeting for 2015 held on 23 October 2015. For details of the above continuing connected transactions, please refer to relevant announcements published on 27 August 2015 in the China Securities Journal, the Shanghai Securities News and the Securities Times and on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange (dated 26 August 2015). The capitalised terms used in this section shall have the same meaning as that used in the above-mentioned announcements.

2	COMPLIANCE OF DISCLOSURES AND APPROVALS OF CONTINUING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP WITH HONG KONG LISTING RULES AND THE SHANGHAI LISTING RULES
Pursuant to the Hong Kong Listing Rules and the Shanghai Listing Rules, the continuing connected transactions between the Company and Sinopec Group are generally subject to full disclosure based on the nature and the value of the transactions, and are also subject to approvals of independent non-executive directors and/or independent shareholders. The Hong Kong Stock Exchange and Shanghai Stock Exchange exempted Sinopec Corp. from full compliance with the relevant listing rules regarding the above continuing connected transactions and conditionally exempted Sinopec Corp. from complying with the continuous disclosure obligations.

There was no change to the above-mentioned supplementary agreements on continuing connected transactions during the reporting period. The aggregated amount of the continuing connected transactions for 2016 of the Company is in compliance with the relevant requirements of the Hong Kong Listing Rules and the Shanghai Listing Rules. For performance details of connected transaction agreements, please refer to Item 3 below.

3	ACTUAL CONTINUING CONNECTED TRANSACTIONS ENTERED INTO BY THE COMPANY DURING THE YEAR
Sinopec Corp. and China Petrochemical Corporation have implemented the relevant framework agreements in relation to the continuing connected transactions, including Mutual Supply Agreement, Cultural, Educational, Hygiene and Community Services Agreement, Land Use Rights Leasing Agreement, Properties Leasing Agreement, Intellectual Property Licence Agreements and SPI Fund Document.

Pursuant to the above-mentioned agreements on continuing connected transactions, the aggregate amount of the continuing connected transactions of the Company during the year was RMB 260.704 billion. Among the transaction amount, purchases expenses amounted to RMB 179.82 billion, representing 9.32% of the total amount of this type of transaction for the reporting period, including purchases of products and services (procurement, storage, exploration and development services, and production-related services) of RMB 161.317 billion, purchases of auxiliary and community services of RMB 6.584 billion. The housing rent paid by the Company amounted to RMB 449 million. The rent for use of land was RMB 10.474 billion. Interest expenses amounted to RMB 996 million. The sales income amounted to RMB 80.884 billion, representing 4.04% of the total amount of this type of transaction for the reporting period, including RMB 80.634 billion for sales of products and services, RMB 41 million for agency commission income, and RMB 209 million for interest income.

The amounts of the above continuing connected transactions between the Company and Sinopec Group did not exceed the caps for the continuing connected transactions as approved by the general meeting of shareholders and the Board.

Principle of pricing for the continuing connected transactions:

(a)	The government-prescribed price will apply;

(b)	when there is no government-prescribed price but there is a government-guidance price, the government-guidance price will apply;

(c)	when there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

(d)
when none of the above is applicable, the price for the provision of the products or services is to be agreed upon by the relevant parties, and shall be the reasonable cost incurred in providing the products or services plus 6% or less of such cost.

For details of the pricing principle, please refer to relevant announcements published on 27 August 2015 in the China Securities Journal, the Shanghai Securities News and the Securities Times and on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

Decision-making procedures:

The major continuing connected transaction agreements were entered into in the ordinary course of the Company’s business and in accordance with normal commercial terms that are fair and reasonable to the Company and its shareholders. The Company, according to internal control procedures, adjusts the scope and amount of continuing connected transactions and the caps for the amount exempted from disclosure every three years, and will be announced and implemented upon the approval of the Board and/or independent shareholders. For the other connected transactions, Sinopec Corp., in strict compliance with domestic and overseas regulatory rules, will publish the announcement and implement the transactions only after submitting the relevant proposals of connected transactions to the Board and/or the general meeting of shareholders for consideration and approval according to internal control procedures.

Related party transactions with the Sinopec Group that occurred during the year, as set out in Note 34 to the financial statements prepared under the IFRS in this annual report, also fall under the definition of connected transactions under Chapter 14A of the Hong Kong Listing Rules.

The above-mentioned connected transactions between the Company and Sinopec Group in 2016 were approved at the 12th meeting of the sixth session of the Board and has complied with the disclosure requirements under Chapter 14A of the Hong Kong Listing Rules.

The external auditor of Sinopec Corp. was engaged to report on the Company’s continuing connected transactions in accordance with the Hong Kong Standard on Assurance Engagements 3000, Assurance Engagement Other Than Audits or Reviews of Historical Financial Information, and with reference to Practice Note 740, Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules, issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued its unqualified letter containing its conclusions in respect of the above-mentioned continuing connected transactions in accordance with Rule 14A.56 of the Hong Kong Listing Rules. Sinopec Corp. has submitted a copy of the auditor’s letter to the Hong Kong Stock Exchange.

After reviewing the above-mentioned connected transactions, the independent non-executive directors of Sinopec Corp. have confirmed the following:

(a)	The transactions have been conducted in the ordinary course of the Company’s business.

(b)	The transactions have been entered into based on either of the following terms:

i	normal commercial terms; or

ii	terms not less favorable than those available from or to independent third parties, where there is no available comparison to determine whether such terms are on normal commercial terms.

(c)	The transactions were conducted pursuant to the terms of relevant agreements, and the terms were fair and reasonable and in the interests of Sinopec Corp. and its shareholders as a whole.

4	OTHER SIGNIFICANT CONNECTED TRANSACTIONS OCCURED THIS YEAR
There are no other significant connected transactions during the reporting period.

5	FUNDS PROVIDED BETWEEN RELATED PARTIES
In accordance with the disclosure requirement of the Shanghai Stock Exchange, where there are funds or guarantees provided between the Company and related parties, disclosure shall be made as to the reasons, the opening balance, the amount incurred in the current period and the ending balance of the funds provided, and their impacts on the Company.
Unit: RMB million

		Funds to related parties			Funds from related parties
Related Parties	Relations	Balance at the beginning of the year	Amount incurred	Balance at the end of the year	Balance at the beginning of the year	Amount incurred	Balance at the end of the year
Sinopec Group	Parent company and affiliated companies*	20,485	5,979	26,464	26,669	2,872	29,541
Other related parties	Associates and joint ventures	5,472	536	6,008	174	(119)	55
Total		25,957	6,515	32,472	26,843	2,753	29,596

Reason for provision of funds between related parties	Loans and other accounts receivable and accounts payable
Impacts on the Company	No material negative impact

*:	affiliated companies include subsidiaries, associates and joint ventures.

CORPORATE GOVERNANCE

1	IMPROVEMENTS IN CORPORATE GOVERNANCE DURING THE REPORTING PERIOD
During the reporting period, Sinopec Corp. was in full compliance with domestic and overseas laws and regulations as well as the Articles of Association of the Company, and operates in line with all legal requirements and its corporate governance has been further improved. The Board and Board committees’ members and senior management staff were adjusted in time, based on personnel changes. Shareholders’ meetings, Board meetings and meetings of Board of Supervisors were organised in a standardised and efficient manner. Independent directors have played their roles dutifully by offering suggestions to the Company for its planning, reform and development plan for the “Thirteenth Five-Year” Period. Oriented at investors’ demand, bilateral communication has been strengthened, high-quality information disclosure conducted, and green low-carbon development actively promoted and practiced, winning the recognition of the capital market and the society as a whole.

During the reporting period, there are no significant differences in Sinopec Corp.’s corporate governance and the requirements from the PRC Company Law and related regulations on securities of the CSRC. The Board of Supervisors of Sinopec Corp. agreed with all supervised matters. None of Sinopec Corp., the Board, directors, supervisors, senior management, controlling shareholders or de facto controllers of Sinopec Corp. were under the investigation by the CSRC or punished administratively or criticized publicly by the CSRC, the Hong Kong Securities and Futures Commission, the Securities and Exchange Commission of the United States, or received any public censure from Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange or the London Stock Exchange.

2	ANNUAL GENERAL MEETING
During the reporting period, Sinopec Corp. convened the 1st extraordinary general meeting for 2016 and 2015 annual general meeting in Beijing, China on 25 February 2016 and 18 May 2016 respectively in accordance with relevant laws and regulations and procedures of noticing, convening and holding pursuant to the Articles of Association. For meeting details, please refer to the poll results announcements published in China Securities Journal, Shanghai Securities News and Securities Times and on the websites of Hong Kong Stock Exchange after each meeting.

3	EQUITY INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
As of 31 December 2016, apart from 13,000 A shares of Sinopec Corp. held by Vice President Mr. Ling Yiqun, none of the directors, supervisors or other senior management of Sinopec Corp. held any shares of Sinopec Corp.

Save as disclosed above, during the reporting period, none of the directors, supervisors and senior management of Sinopec Corp. and their associates had any interests or short positions (including any interest or short position that is regarded or treated as being held in accordance with the Securities and Futures Ordinance (SFO) in the shares, debentures and underlying shares) of Sinopec Corp. or any associated corporations (as defined in Part XV of SFO) would fall to be disclosed to the Sinopec Corp. and the Hong Kong Stock Exchange under the Division 7 and 8 of Part XV of SFO or which was recorded in the register required to be kept under section 352 of SFO or otherwise notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Company.

4	PERFORMANCE OF THE INDEPENDENT DIRECTORS
During the reporting period, the independent non-executive directors of Sinopec Corp. fulfilled their duties in good faith as required by laws and regulations and the Articles of Association, and actively contributed to the development of the Company. They actively attended, meetings of the Board and meetings of the Board committees (please refer to the Report of the Board of Directors in this annual report for details of their attendance), reviewed the relevant documents with due care and exercised their profession advantages to offer advice and suggestions to Sinopec Corp.’s development strategy, operations and reform. The independent non-executive directors gave their independent opinions on matters such as connected transactions, dividend distributions and appointments of senior management as required by relevant rules and regulations, and maintained timely and effective communications with the executive directors, management, external auditors and the internal auditing department. The independent non-executive directors independently and objectively protected the legitimate interests of the Company and the shareholders, especially the minority shareholders, when performing their duties.

5	COMPANY’S INDEPENDENCE FROM CONTROLLING SHAREHOLDER
The Company is independent from its controlling shareholder in terms of, among other matters, business, assets and finances. The Company has a well-integrated independent business and independent operational capabilities.

6	COMPETITION BETWEEN SINOPEC CORP AND ITS CONTROLLING SHAREHOLDER
Please refer to “Performance of Undertaking by China Petrochemical Corporation” under the section “Significant Events” in this annual report for details.

7	IMPROVEMENT AND IMPLEMENTATION OF THE INTERNAL CONTROL SYSTEM
For details of internal control self-assessment and internal control auditing, please refer to the internal control assessment report and the internal control auditing report published by the Company on the same day of this annual report.

8	SENIOR MANAGEMENT APPRAISAL AND INCENTIVE SCHEMES
Sinopec Corp. has established and is continuously improving the fairness and transparency of its performance appraisal standards, its incentive schemes and requirements for directors, supervisors and other senior management. Sinopec Corp. has implemented a number of incentive schemes, including the Measures of Sinopec Corp. for the Implementation of Remuneration for Senior Managers, the Measures of Sinopec Corp. for the Management of Annual Performance Evaluations and the Measures of the Leadership of Companies Directly under Sinopec Corp. and the Headquarters Department for the Management of Performance Evaluation.

9	CORPORATE GOVERNANCE REPORT (IN ACCORDANCE WITH HONG KONG LISTING RULES)

(1)	Compliance with the Corporate Governance Code
Based on its actual circumstances, Sinopec Corp. did not establish a Nomination Committee of the Board according to section A.5 of the Corporate Governance Code and Corporate Governance Report (Corporate Governance Code) as set out in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. is of the view that the nomination of Director candidates by all members of the Board would be better suited in view of its actual situation. The board of directors of Sinopec Corp. (Board) would perform the duties of the Nomination Committee prescribed in the Corporate Governance Code.

Save as disclosed above, Sinopec Corp. complied with all code provisions set out in the Corporate Governance Code during the reporting period.

A	Board of Directors
A.1	Board of Directors
a.
The Board is the decision-making body of Sinopec Corp. and abides by good corporate governance practices and procedures. All decisions made by the Board are implemented by the Management of Sinopec Corp.

b.
The meeting of the Board is held at least once a quarter. The Board will usually communicate the time and proposals of the Board meeting 14 days before convening of the meeting. The relevant documents and materials for Board meetings are usually sent to each Director 10 days in advance. In 2016, Sinopec Corp. held six Board meetings. For details about the attendance of each Director, please refer to the Report of the Board of Directors in this annual report.

c.	Each Director of the Board may submit proposals to be included in the agenda of Board meetings, and each Director is entitled to request other related information.

d.
The Board has reviewed and evaluated its performance in 2016 and is of the view that the Board made decisions in compliance with domestic and overseas regulatory authorities’ requirements and the Company’s internal rules; that the Board have received the suggestions from the Board of Supervisors and Management during its decision making process; and that the Board safeguarded the rights and interests of Sinopec Corp. and its shareholders.

e.
The Secretary to the Board assists the Directors in handling the daily work of the Board, continuously informs the Directors of any regulations, policies or other requirements of domestic or overseas regulatory bodies in relation to corporate governance and ensures that the Directors comply with domestic and overseas laws and regulations when performing their duties and responsibilities. Sinopec Corp. has purchased liability insurance for all Directors to minimise their risks that might incur, arising from the performance of their duties.

A.2	Chairman and President
a.
Mr. Wang Yupu serves as Chairman of the Board and Mr. Dai Houliang serves as Vice Chairman of the Board and President of Sinopec Corp. The Chairman of the Board is elected by a majority vote of all Directors, and the President is nominated and appointed by the Board. The main duties and responsibilities of the Chairman and the President are clearly distinguished from each other, and the scope of their respective duties and responsibilities are set out in the Articles of Association.

b.
The Chairman of the Board places great emphasis on communication with the Independent Directors. The Chairman independently held two meetings with the Independent Directors in respect of development strategy, corporate governance and operational management, etc. of Sinopec Corp.

c.
The Chairman encourages open and active discussions. Directors have spoken freely at the Board meetings and actively and deeply participated in the discussions of significant decision made by the Board in the Board meetings.

A.3	Board composition
a.
The Board consists of ten members (please refer to the Directors, Supervisors, Other Senior Management and Employees in this annual report), of which, five are Executive Directors; five are Non-executive Directors (including 4 Independent Non-executive Directors, which represent more than one-third of the Board). The Board has a fairly good diversity. The Chairman and Executive Directors of Sinopec Corp. have petroleum and petrochemical technical background and/or extensive management experience in large-scale enterprises. The Independent Non-executive Directors have rich experience in economics, capital management and investment.

b.
Sinopec Corp. has received from each of the Independent Directors a letter of confirmation for 2016 regarding their compliance with relevant independence requirements set out in Rule 3.13 of the Hong Kong Listing Rules. Sinopec Corp. considers that each of the Independent Non-executive Directors is independent.

A.4	Appointment, re-election and dismissal
a.	The term of each session of the Directors of Sinopec Corp. is three years, and the consecutive term of office of an Independent Non-executive Director cannot exceed six years.

b.	All Directors of Sinopec Corp. have been elected at the general meeting of shareholders. The Board has no power to appoint temporary Directors.

c.
Sinopec Corp. engages professional consultants to prepare detailed materials for newly appointed Directors, to notify them of the regulations of each listing place of Sinopec Corp. and to remind them of their rights, responsibilities and obligations as Directors.

A.5	Nomination Committee
a.
Considering that the Board did not establish a Nomination Committee, the Board will perform the duties of the Nomination Committee prescribed in the Corporate Governance Code. The rules in relation to the nomination of Directors has been prescribed clearly in the Articles of Association and Rules of Procedure for the Shareholders’ Meeting. Nomination of Directors may be proposed by shareholders who individually or collectively hold 3% of the total voting shares of Sinopec Corp. (1% for the nomination of Independent Directors), by the Board or by the Board of Supervisors for approval at the general meeting of shareholders. When the Board nominates a candidate for Director, Independent Non-executive Directors shall give their independent opinions on the nomination in advance. Nine out of total ten Directors of the Board were elected at the annual general meeting of shareholders for the year 2014; one was elected at the first extraordinary general meeting of shareholders for the year 2016.

b.
The Board establishes the Policy Concerning Diversity of Board Members which stipulates that the members of the Board shall be nominated and appointed based on the skills and experience required by the Board as well as the principles on diversity of the Board. When deciding the composition of the Board, Sinopec Corp. shall consider several factors in relation to the diversity of the Board, including but not limited to, gender, age, culture and background of education, locations, profession and experience, skills, knowledge and service term.

A.6	Responsibility of Directors
a.
All Non-executive Directors have the same duties and powers as the Executive Directors. In addition, the Independent Non-executive Directors are entitled to certain specific powers. The Articles of Association and the Rules of Procedure for Meetings of Boards of Directors clearly prescribe the duties and powers of Directors, Non-executive Directors including Independent Non-executive Directors. The above duties and powers are published on the Sinopec Corp.’s website at http://www.sinopec.com.

b.	Each of the Directors was able to devote sufficient time and effort to handling the matters of Sinopec Corp.

c.
Each of the Directors confirmed that he has complied with the Model Code for Securities and Transactions by Directors of Listed Companies during the reporting period. In addition, Sinopec Corp. formulated the Rules Governing Shares Held by Company Directors, Supervisors and Senior Managers and Changes in Shares and the Model Code of Securities Transactions by Company Employees to regulate the purchase and sale of Sinopec Corp.’s securities by relevant personnel.

d.	Sinopec Corp. organised and arranged training sessions for Directors and paid the relevant fees. The Directors actively participated in the trainings and continuing professional development program.

A.7	Provision of and access to information
a.
The agenda and other reference documents for meetings of the Board and Board committees will be distributed prior to the meetings to give each Director sufficient time to review the materials so that Directors can make informed decisions.

b.
Each Director can obtain all related information in a comprehensive and timely manner. The Secretary to the Board is responsible for organising and preparing the materials for the Board meetings, including preparation of explanations for each proposal to ensure fully understanding by the Directors. The Management is responsible for providing the Directors with necessary information and materials. The Director may ask the Management, or ask, via the Management, relevant departments to provide necessary information or explanations. The Directors may seek advices from professional consultants when necessary.

B	Remuneration and Appraisal Committee
a.
Remuneration and Appraisal Committee (Remuneration Committee) consists of Independent Non-executive Director Mr. Fan Gang, who serves as the Chairman, and the Vice Chairman of the Board & President Mr. Dai Houliang and Independent Non-executive Director Mr. Jiang Xiaoming, who serve as the members of the Remuneration Committee. The Remuneration Committee is responsible for reviewing the implementation of the annual remuneration plans for Directors. Supervisors and other senior Management as approved at the general meeting of the shareholders, and report to the Board.

b.
The Remuneration Committee always consults the Chairman of the Board and the President about the remuneration plans for other Executive Directors. After the Remuneration Committee’s review, it is of the view that all the Executive Directors of Sinopec Corp. have fulfilled the duty clauses in the service contracts of the Directors in 2016.

c.
The members of the Remuneration Committee may engage independent professionals when performing its duties. Reasonable costs arising from such consultations are borne by Sinopec Corp. In the meantime, the Remuneration Committee has also appointed consultants to provide advices. The working expenses of the Remuneration Committee are included in the budget of Sinopec Corp. According to the policies of Sinopec Corp., the senior Management and relevant departments of Sinopec Corp. must actively cooperate with the Remuneration Committee.

C	Accountability and Auditing
C.1	Financial reporting
a.
Directors are responsible for supervising the preparation of accounts for each fiscal period to ensure that the accounts truly and fairly reflect the condition of the business, its performance and the cash flow of the Company during the period. The Board approved the Financial Report for 2016 and warranted that the annual report contained no false representations, no material omissions or misleading statements and jointly and severally accepted full responsibility for the authenticity, accuracy and completeness of the content.

b.
Sinopec Corp. provides Directors with information about the financial, production and operating status of the Company every month to ensure that the Directors can learn about the latest developments of the Company in a timely manner.

c.
Sinopec Corp. has adopted an internal control mechanism to ensure that the Management and relevant departments have provided the Board and the Audit Committee with sufficient financial data and related explanations and materials.

d.	The external auditors of Sinopec Corp. made a statement about their reporting responsibilities in the auditor’s report contained in the financial report.

C.2	Internal Control and Risk Management
a.
Sinopec Corp. has formulated and implemented its internal control and risk management system. The Board as a decision-making body is responsible for evaluating and review the effectiveness of its internal control and risk management. The Board and Audit Committee periodically (at least annually) receive reports of the Company regarding internal control and risk management information from the Management. All major internal control and risk management issues are reported to the Board and Audit Committee. Sinopec Corp. has set up its internal control and risk management department and internal auditing departments, which are equipped with sufficient staff, and these departments periodically (at least twice per year) report to the Audit Committee. The internal control and risk management system of the Company are designed to manage rather than eliminate all the risks of the Company.

b.
In terms of internal control, Sinopec Corp. adopted the internal control framework prescribed in the internationally accepted Committee of Sponsoring Organizations of the Treadway Commission Report (COSO). Based upon the Articles of Association and the applicable management policies currently in effect, as well as in accordance with relevant domestic and overseas applicable regulations, Sinopec Corp. formulated and continuously improves the Internal Control Manual to achieve internal control of all factors of internal environment, risk evaluation, control activities, information and communication, and internal supervision. At the same time, Sinopec Corp. has constantly supervised and evaluate its internal control, and conducted comprehensive and multi-level checks including regular test, enterprise self-examination and auditing check, and subsumed headquarters, branches and subsidiaries into the scope of internal control evaluation, with an internal control evaluation report being produced. The Board annually review the internal control evaluation report. For detailed information about the internal control during the reporting period, please refer to the report on internal control prepared by Sinopec Corp.

Sinopec Corp. has formulated and implemented its information disclosure policy and insider information registration policy. The corporation regularly evaluates the policy implementation and makes disclosure in accordance with relevant regulations. Please refer to the website of Sinopec Corp. for the details of the information disclosure policy

c.
In terms of risk management, Sinopec Corp. adopted the enterprise risk management framework provided by COSO, and established its risk management policy and risk management organisation system. The Company annually conducts risk evaluation to identify major and important risks and perform risk management duties. It has designed major and important risks tackling measures combined with its internal control system and periodically monitor their implementation to ensure adequate care, monitor and tackling of major risks.

d.
Based upon the review and evaluation of internal control and risk management of the reporting period, the Board is of the view that the internal control and risk management of the Company are effective.

C.3	Audit Committee
a.
The Board has established an Audit Committee. The Audit Committee consists of Independent Non-executive Director Mr. Andrew Y. Yan, who serves as the Chairman, and Independent Non-executive Director Mr. Jiang Xiaoming and Independent Non-executive Director Mr. Tang Min, who serve as members. As verified, none of them has served as a partner or a former partner in our current auditing firm.

b.
During the reporting period, the Audit Committee held four meetings. (please refer to the section Meetings held by the special committees of the Board under the Report of the Board of Directors in this annual report) The review opinions were issued at the meetings and submitted to the Board after signed by the members of the Audit Committee. During the reporting period, the Board and the Audit Committee had no disagreement.

c.
Audit Committee members may engage independent professionals when performing its duties. Reasonable costs arising from such consultations are borne by Sinopec Corp. In the meantime, the Audit Committee has appointed consultants to provide advices. The working expenses of the Audit Committee are included in the budget of Sinopec Corp. In accordance with the policies of Sinopec Corp., the senior Management and relevant departments of Sinopec Corp. must actively cooperate with the Audit Committee.

d.
The Audit Committee held two meetings with auditors without the presence of Sinopec Corp.’s Management to discuss the auditing of financial reports and the auditing fee for the year. The Audit Committee has reviewed the adequacy of the resources for accounting and financial reporting and the qualifications and experience of the employees as well as the sufficiency of the training courses provided to relevant employees. Audit Committee is of the view that the Management has fulfilled the duties to establish an effective internal control system. The Company established a whistle-blowing policy in its internal control system, providing several channels as online reporting, letter reporting, receipt of appeals and a complaint mailbox,etc. to employees to report behavior that violates the internal control system of the Company. The Audit Committee has reviewed and approved such policy.

D	Delegation of power by the Board
a.
The Board and the Management have clear terms of reference in writing. The Articles of Association and the Rules of Procedure for the General Meetings of Shareholders and the Rules of Procedure for Meetings of Boards of Directors clearly set forth the scope of duties, powers and delegation of power of the Board and Management, which are published on the website of Sinopec Corp. at http://www.sinopec.com.

b.
In addition to the Audit Committee and the Remuneration Committee, the Board had established the Strategy Committee and the Social Responsibility Management Committee. The Strategy Committee is responsible for overseeing long-term development strategies and significant investment decisions of the Company. The Strategy Committee consists of eight directors, including Chairman of the Board Mr. Wang Yupu, who serves as Chairman, as well as Vice Chairman of the Board & President Mr. Dai Houliang, Executive Director Mr. Wang Zhigang,Mr. Zhang Haichao, Mr. Jiao Fangzheng, Mr. Ma Yongsheng and Independent Non-executive Directors Mr. Andrew Y. Yan and Mr. Fan Gang, who serve as members. The Social Responsibility Management is responsible for preparing policies, governance, strategies and plans for social responsibility management of the Company. The Social Responsibility Management Committee consists of three Directors, including Chairman of the Board Mr. Wang Yupu, who serves as Chairman, Vice Chairman of the Board & President Mr. Dai Houliang and Independent Non-executive Director Mr. Tang Min, who serve as members.

c.
Each Board Committee is required to report its decisions and recommendations to the Board. The terms of reference of the Audit Committee and the Remuneration Committee are published on the website of Sinopec Corp. at http://www.sinopec.com.

E	Investor Relations
a.
Sinopec Corp. pays close attention to investor relations. The Chairman of the Board, President and Chief Financial Officer conduct road shows every year to answer questions on subjects of concern to investors, such as development strategies and the production and business performance of the Company. Sinopec Corp. established a department responsible for communicating with investors. In compliance with regulatory provisions, Sinopec Corp. enhanced communication with investors by holding meetings with institutional investors, setting up an investor hotline and communicating through internet platform.

b.
During the reporting period, separate resolution was proposed for each substantially separate issue at the general meeting. All resolutions were voted by poll to ensure the interests of all shareholders. Notices of the general meeting of shareholders were dispatched to shareholders 45 days (excluding the date of the general meeting) in advance.

c.
During the reporting period, the Chairman of the Board did not attend the annual general meeting for the year 2015 due to other business arrangement. As recommended by more than half number of Directors, the then Director & President Mr. Li Chunguang hosted the annual general meeting for the year 2015 and arranged the members of the Board and senior Management to attend the meeting and communicate with the investors extensively.

F	Company Secretary
a.
The Hong Kong Stock Exchange recognised the Secretary to the Board as having the relevant qualifications as company Secretary. Nominated by the Chairman of the Board and appointed by the Board, the Secretary to the Board is the Senior Management Officer of Sinopec Corp. and responsible for the Company and the Board. The Secretary gives opinions on corporate governance to the Board and arranges orientation training and professional development for the Directors.

b.	During the reporting period, the Secretary to the Board actively participated in career development training with more than 15 training hours.

G	Shareholders’ rights
a.
Shareholders who individually or collectively hold 10% of the total voting shares of Sinopec Corp. may request the Board in writing to convene the general meeting of shareholders. If the Board fails to grant the request to convene the meeting according to the Rules of Procedure for Meetings of Boards of Directors, the shareholders may convene and hold the meeting at their discretion according to applicable laws, and reasonable expenses incurred will be borne by Sinopec Corp. These provisions are subject to the following conditions: the proposals at the general meeting of shareholders must fall within the responsibilities of the general meeting of shareholders, with specific proposals and resolutions and in compliance with relevant laws, administrative regulations and the Articles of Association.

b.
When Sinopec Corp. holds the general meeting of shareholders, shareholders who individually or collectively hold 3% of the total voting shares of Sinopec Corp. may propose a supplementary proposal 10 days before the date of the general meeting.

c.
The eligibility for attending the general meeting, the rights of shareholders, the proposals at the meeting and the voting procedures are clearly stated in the notice of the general meeting of Sinopec Corp. dispatched to the shareholders.

d.
According to relevant rules of Sinopec Corp., the Board Secretary is responsible for establishing an effective communication channel between Sinopec Corp. and its shareholders, for setting up special departments to communicate with the shareholders and for passing the opinions and proposals of the shareholders to the Board and Management in a timely manner. Contact details of Sinopec Corp. can be found on the Investor Center page on Sinopec Corp’s website.

(2)	Auditors
The appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as Sinopec Corp.’s external auditors for 2016 and the authorisation of the Board to determine their remuneration were approved at Sinopec Corp.’s annual general meeting for the year 2015 on 18 May 2016. The audit fee for 2016 is RMB 51.58 million (including audit fee of internal control), which was approved at the 12th meeting of the sixth session of the Board. The annual financial statements have been audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers. The Chinese certified accountants signing the report are Zhao Jianrong and Gao Peng from PricewaterhouseCoopers Zhong Tian LLP.

During the reporting period, neither PricewaterhouseCoopers Zhong Tian LLP nor PricewaterhouseCoopers provided any non-audit service to the Company.

(3)	Other information about Sinopec Corp.’s corporate governance
Except for their working relationships with Sinopec Corp., none of the Directors, Supervisors or other Senior Management has any financial, business or family relationship or any relationship in other material aspects with one another. For information about changes in share capital and shareholdings of substantial shareholders, please refer to page 6 to page 7; for information about meetings of the Board, please refer to page 51; for information about equity interests of Directors, Supervisors and other senior Management, please refer to page 43; for information about the biographies and annual remuneration of Directors, Supervisors and other senior Management, please refer to page 60 to page 71.

REPORT OF THE BOARD OF DIRECTORS

The Board is pleased to present the directors’ report for the year ended 31 December 2016 for shareholders’ review.

1	MEETINGS OF THE BOARD
During this reporting period, Sinopec Corp. held six(6)Board meetings. The details are as follows:

(1)
The 5th meeting of the six session of the Board was held by on site and video conference on 29 March 2016, whereby the proposals in relation to the following matters were approved: (i) Work Report of the Board, (ii) Business performance of 2015 and work plan of 2016, (iii) Financial results and business performance of Sinopec Corp. for the year 2015, (iv) 2015 Communication on Progress for Sustainable Development Report of Sinopec Corp., (v) Financial Statements of Sinopec Corp. for the year 2015, (vi) Annual Report and form 20F of Sinopec Corp. for the year 2015, (vii) Internal control assessment report of Sinopec Corp. for the year 2015, (viii)Re-appointment of external auditors of Sinopec Corp. for the year of 2016 and to authorise the Board to determine their remunerations, (ix) Elected Mr Ma Yongsheng as member of Strategy Committee, (x) Authorising the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2016, (xi) Authorising the Board to determine the proposed plan for issuance of debt financing instrument(s) (xii) Granting to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp., (xiii) Convening the annual general meeting of Sinopec Corp. for the year 2015 and to dispatch the notice of the annual general meeting.

(2)
The 6th meeting of the six session of the Board was held by written resolution on 28 April 2016, whereby the proposal in relation to the first quarterly results of Sinopec Corp. for the three months ended 31 March 2016 was approved in the meeting.

(3)
The 7th meeting of the six session of the Board was held by written resolution on 28 April 2016, whereby the proposal in relation to the capital injection into Sichuan-to-East China Pipeline Co. was approved.

(4)
The 8th meeting of the sixth session of the Board was held by on site meeting on 26 August 2016, whereby the proposals in relation to the following matters were approved: (i) Nomitating and Appointing Mr.Dai Houliang as President of Sinopec Corp. (ii) Elected Mr.Dai Houliang as the Vice Chairman of the Board, (iii) The adjustment of members of the Board committees including Strategy Committee, Remuneration Committee and Social Responsibility Management Committee, (iv) Business performance of the first half year of 2016 and work plan of the latter half year of 2016 (v) Business performance, financial information and other related matters of Sinopec Corp. for the first half year 2016, (vi) Interim Financial statements of Sinopec Corp. for the year 2016. (vii)Interim Report of Sinopec Corp. for the year 2016. (viii) the thirteenth five years plan summary of Sinopec corp.

(5)
The 9th meeting of the six session of the Board was held by written resolution on 28 September 2016, whereby the proposal in relation to the appointment of Mr. Wang Dehua to be the chief financial officer of Sinopec Corp. was approved.

(6)
The 10th meeting of the six session of the Board was held by written resolution on 27 October 2016, whereby the proposal in relation to the third quarterly results of Sinopec Corp. for the nine months ended 30 September 2016 was approved in the meeting.

For details of each meeting, please refer to the announcements published in China Securities Journal, Shanghai Securities News and Securities Times on the next working day after each meeting and on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and Sinopec Corp.

2	IMPLEMENTATION OF RESOLUTIONS APPROVED AT THE GENERAL MEETINGS OF SHAREHOLDERS BY THE BOARD
During this reporting period, in accordance with relevant laws and regulations as well as the articles of association, all members of the Board diligently implemented the resolutions approved at the general meetings of Sinopec Corp., and have completed various tasks delegated to them at the general meetings.

3	ATTENDANCE TO THE BOARD MEETINGS

The sixth session of the Board Directors’ attendance to the Board Meeting and the General Meetings.

Director Titles	Names	Board Meetings
		No. of meeting held	Actual Attendence	Attended By communication	Attended by proxy	Absent

Chairman	Wang Yupu	6	6	4	0	0
Vice Chairman	Dai Houliang	6	6	4	0	0
Director	Wang Zhigang	6	6	4	0	0
Director	Zhang Haichao	6	6	4	0	0
Director	Jiao Fangzheng	6	6	4	0	0
Director	Ma Yongsheng	6	6	4	0	0
Independent Director	Jiang Xiaoming	6	5	4	1	0
Independent Director	Andrew Y. Yan	6	6	5	0	0
Independent Director	Tang Min	6	6	4	0	0
Independent Director	Fan Gang	6	6	4	0	0

Director Titles	Names	Board Meetings*1
		No. of meeting held	Actual Attendence	Attended By communication	Attended by proxy	Absent

Former Director	Li Chunguang	4	4	0	0	0
Former Director	Zhang Jianhua	2	1	0	1	0

1.	Mr. Li Chunguang has resigned as director of the Board on 26 Aug 2016.
2.	Mr. Zhang Jianhua has resigned as director of the Board on 13 Jul 2016.

No directors were absent from two consecutive meetings of the Board. No Independent Non-executive Directors had attended the general meetings of shareholders in person.

4	MEETINGS HELD BY THE BOARD COMMITTEES
During the reporting period, the Audit Committee held four (4) meetings. Strategy Committee held two (2) meetings, and each of the remuneration Committee and the Social Responsibility Management Committee held one(1) meeting. All members of each committee had attended the meetings. Details of those meetings are as follows:

(1)
The 3rd Audit Committee meeting of the sixth session of the Board was held by on site meeting on 25 March 2016, whereby the proposal in relation to the following matters were approved in the meeting: (i) 2015 Annual Report; (ii) 20F of 2015 (iii) Financial results and business performance of Sinopec Corp. for the year 2015 (iv) Internal control assessment report of Sinopec Corp. for the year 2015 and the internal control manual (2016) (v) Work report on the internal auditing work for the year 2015, (vi) Performance report of Audit Committee for the year 2015, (vii) Reports on the auditing of the financial statements for the year 2015 delivered by the domestic and overseas auditors.

(2)	The 4th meeting of the sixth session of the Board was held by written resolution on 27 April 2016, whereby the first quarterly report for three months ended 31 March 2016 was approved in the meeting.

(3)
The 5th meeting of the sixth session of the Audit Committee was held by on site meeting on 22 August 2016, whereby (i) Interim report for the first half of 2016, (ii) Financial statements for the first half year of 2016, (iii) Reports on internal auditing work for the first half of 2016 were approved in the meeting.

(4)
The 6th meeting of the sixth session of the Audit Committee was held by written resolution on 26 October 2016, whereby the third quarterly report for nine months ended 30 September 2016 was approved in the meeting.

(5)
The 1st meeting of the sixth session of the Strategy Committee was held by written resolution on 25 March 2016, whereby the proposal in relation to the plan of investments of 2016 was approved in the meeting.

(6)
The 2nd meeting of the sixth session of the Strategy Committee was held by written resolution on 24 August 2016, whereby the thirteenth five years plan summary of Sinopec corp. was approved in the meeting.

(7)
The 1st meeting of the sixth session of the remuneration Committee was held by written resolution on 25 March 2016, whereby the proposal in relation to implementation of the rules of the remuneration of directors, supervisors and other senior management for 2015 was reviewed and approved.

(8)
The 1st meeting of the sixth session of the Social Responsibility Management Committee was held by on site meeting on 25 March 2016, whereby the 2015 Communication on Progress for the Sustainable Development Report of Sinopec Corp. was approved in the meeting.

5	BOARD COMMITTEES ISSUED REVIEW OPINIONS TO THE BOARD WHEN PERFORMING THEIR DUTIES DURING THE REPORT PERIOD, WITHOUT OBJECTION.

6	BUSINESS PERFORMANCE
The financial results of the Company for the year ended 31 December 2016, which is prepared in accordance with IFRS and the financial position as at that date and the accompanying analysis are set out from page 143 to page 201 in this annual report. A fair review of the Company’s business, a discussions and analysis on business performance using financial key performance indicators and the material factors underlying our results and financial position during the reporting period, particulars of significant events affecting the Company and the outlook of the Company’s business are discussed throughout this annual report included in the chapters of Chairman’s Statement, Business Review and Prospects, Management’s Discussion and Analysis and Significant Events. All above discussions constitute parts of the report of the Board of Directors.

7	DIVIDEND
The profit distribution policy of Sinopec Corp. maintains consistency and steadiness, and gives further consideration to the long-term interests of the Company, overall interests of all the shareholders and the sustainable development of the Company. Sinopec Corp. gives priority to adopting cash dividends for profit distribution, and is able to deliver an interim profit distribution. When the net profits and retained earnings of the Company are positive in current year, and in the event that the cash flow of Sinopec Corp. can satisfy the normal operation and sustainable development, Sinopec Corp. should adopt cash dividends, and the distribution profits in cash every year are no less than 30% of the net profits of the Company in current year.

The profit distribution plan of Sinopec Corp. for the current year will be carried out in accordance with the policy and procedures stipulated as per the Articles of Association, with the advice of minority shareholders being heard and considered, meanwhile, the independent directors will issue independent opinions.

Proposals for dividend distribution
At the 12th meeting of the sixth session of the Board, the Board approved the proposal to distribute a final cash dividend of RMB 0.17 (tax inclusive) per share, combining with an interim distributed dividend of RMB0.079 (tax inclusive) per share, the total dividend for the whole year is RMB 0.249 (tax included) per share.

The dividend will be denominated and declared in RMB, and distributed to the domestic shareholders and investors participating in the Shanghai-Hong Kong Stock Connect Program in RMB and to the overseas shareholders in Hong Kong Dollar. The exchange rate for the dividend calculation in Hong Kong Dollar is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week preceding the date of the declaration of such dividend. The arrangement of the payment of the final dividend will be published in due course.

In accordance with the Enterprise Income Tax Law of the People’s Republic of China which came into effect on 1 January 2008 and its implementation regulations, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing cash dividends or issuing bonus shares by way of capitalisation from retained earnings. Any H Shares of the Sinopec Corp. which is not registered under the name of an individual shareholder, including those registered under HKSCC Nominees Limited, other nominees, agents or trustees, or other organizations or groups, shall be deemed as shares held by nonresident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change its shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority to withhold and pay enterprise income tax on behalf of the relevant shareholders based on the registration of members for H shares of Sinopec Corp. as at the record date.

If the individual holders of the H shares who are Hong Kong or Macau residents or residents of the countries which had an agreed tax rate of 10% for the cash dividends or bonus shares by way of capitalisation from retained earnings with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of less than 10% with China under the relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (Extra Amount) due to the application of 10% tax rate, Sinopec Corp. would apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp. in a timely manner. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreement. In the case that the individual holders of the H Shares are residents of the countries which had an agreed tax rate of 20% with China, or which has not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81):

For domestic investors investing in the H Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the company shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. The company will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax by themselves.

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors who are tax residents of other countries, whose country of domicile is a country having entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

The dividend distribution and bonus shares declared by Sinopec Corp. in the past three years are as follows:

	2016*	2015	2014

Cash dividends (RMB/Share, tax inclusive)	0.249	0.15	0.20
Total amount of cash dividends (RMB million, tax inclusive)	30,147	18,160	23,830
Net profits attributed to the shareholders of the listed company shown in the consolidated statement for the dividend year (RMB million)	46,416	32,281	47,603
Ratio between the dividends and the net profit attributed to the shareholders of the listed company in the consolidated statement (%)	64.95	56.26	50.06

*:	The final cash dividend for 2016 is subject to approval at the 2016 annual general meeting.

The aggregate cash dividend declared by Sinopec Corp. during three years from 2014 to 2016 is RMB 0.599 per share, and the total dividend payment from 2014 to 2016 as a percentage of average net profits in the three years is 171.35%.

8	RESPONSIBILITIES FOR THE COMPANY’S INTERNAL CONTROL
The Board is fully responsible for establishing and maintaining the internal control system related to the financial statements as well as ensuring its effective implementation. In 2016, the Board assessed and evaluated the internal control of Sinopec Corp. according to the Basic Standard for Enterprise Internal Control, Application Guidelines for Enterprise Internal Control and Estimation Guidelines for Enterprise Internal Control. There were no significant defects in relation to the internal control system related to the financial statements as of 31 December 2016. Therefore the internal control system of Sinopec Corp. related to the financial statements is sound and effective.

The 2016 Annual Internal Control Assessment Report of Sinopec Corp. was reviewed and approved on the 12th meeting of the sixth Session of the Board on 24 March 2017, and all members of the Board undertook that the contents of the report are true, accurate and complete, and without any false representation, misleading statements or material omissions.

9	DURING THIS REPORTING PERIOD, THE COMPANY DID NOT VIOLATE ENVIRONMENTAL POLICIES
Details with regard to the Company’s performance in relation to environmental and social-related key performance indicators and policies, are provided in the Chapters of Chairman’s Statement and Business Review and Prospects in this annual report as well as the 2016 Communication on Progress for the Sustainable Development Report of Sinopec Corp. All these discussions in regard to environmental policies constitute part of the Report of the Board of Directors.

10	DURING THIS REPORTING PERIOD, THE COMPANY DID NOT VIOLATE LAWS AND REGULATIONS WHICH HAVE A SIGNIFICANT IMPACT ON THE COMPANY

11	MAJOR SUPPLIERS AND CUSTOMERS
During this reporting period, the total purchases from the top five crude oil suppliers of the Company accounted for 56.6% of the total purchases of crude oil by the Company, of which the purchases from the largest supplier accounted for 18.7% of the total purchases of crude oil by the Company.

The total sales to the five largest customers of the Company accounted for 7.4% of the total sales of the Company, of which sales to the largest customer accounted for 3.0% of the total sales. Sinopec Group, the controlling shareholder of Sinopec Crop., is one of the five largest customers.

During the reporting period, other than disclosed above, all the top five crude oil suppliers and the other largest customers of the Company were independent third parties. There were no supplier, customer, employee and others that have a significant impact on the Company and on which the Company’s success depends.

12	BANK LOANS AND OTHER BORROWINGS
Details of bank loans and other borrowings of Sinopec Corp. as of 31 December 2016 are set out in Note 28 to the financial statements prepared in accordance with IFRS in this annual report.

13	FIXED ASSETS
During this reporting period, changes to the fixed assets of Sinopec Corp. are set out in Note 16 to the financial statements prepared in accordance with IFRS in this annual report.

14	RESERVES
During this reporting period, the changes to the reserves of Sinopec Corp. are set out in the consolidated statement of changes in shareholders’ equity in the financial statements prepared in accordance with IFRS in this annual report.

15	DONATIONS
During this reporting period, the amount of charity donations made by Sinopec Corp. amounted to RMB 133 million.

16	PRE-EMPTIVE RIGHTS
Pursuant to the Articles of Association and the laws of the PRC, the shareholders of Sinopec Corp. are not entitled to any pre-emptive rights; therefore the existing shareholders cannot request Sinopec Corp. for the right of first refusal in proportion to their shareholdings.

17	REPURCHASE, SALES AND REDEMPTION OF SHARES
During this reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any listed shares of Sinopec Corp. or its subsidiaries.

18	DIRECTORS’ INTERESTS IN COMPETING BUSINESS
During the reporting period, the competing businesses in chemicals segment between Sinopec Group and the Company were solved. For details for the positions held by the directors of Sinopec Corp. (excluding independent non-executive directors), please refer to the chapter Directors, Supervisors, Senior Management and Employees of this annual report.

19	DIRECTORS’ INTERESTS IN CONTRACTS
No Director had a material interest, either directly or indirectly, in any contract of significance to the business of the Company to which Sinopec Corp. or any of its holding companies, subsidiaries or fellow subsidiaries was a party during the reporting period.

20	MANAGEMENT CONTRACTS
No contracts concerning management or administration of the whole or any substantial part of the business of the Company were entered into or existed during the reporting period.

21	PERMITTED INDEMNITY PROVISIONS
During the reporting period, Sinopec Corp. has purchased liability insurance for all directors to minimise their risks arising from the performance of their duties. The permitted indemnity provisions are provided in such directors liability insurance in respect of potential liability and costs associated with legal proceedings that may be brought against such directors.

22	EQUITY-LINKED AGREEMENTS

For the reporting period, the Company has not entered into any equity-linked agreement.

23	OIL & GAS RESERVE APPRAISAL PRINCIPLES

We manage our reserves estimation through a two-tier management system. Our Oil and Natural Gas Reserves Management Committee, or RMC, at the headquarters level oversees the overall reserves estimation process and reviews the reserves estimation of our company. Each of our branches has a reserves management committee that manages the reserves estimation process and reviews the reserve estimation report at the branch level.

Our RMC is led by a couple of senior vice presidents, as well as experts and directors general of Sinopec’s exploration and production segment. Mr. Wang Zhigang, the chairman of RMC holds a Ph.D. in geology from the Geology and Geophysics Research Institute of the Chinese Academy of Sciences and has over 30 years of experience in the oil and gas industry. Our RMC also includes other members who are senior managers in charge of exploration and development activities at the production bureau level. A majority of our RMC members hold doctorates or master’s degrees, and our members have an average of 20 years of technical experience in relevant professional fields, such as geology, engineering and economics.

Our reserves estimates are guided by procedural manuals and technical experts. A number of working divisions at the production bureau level, including the exploration, development, financial and legal divisions, are responsible for initial collection and compilation of information about reserves. Exploration and development division collectively prepares the initial report on the reserves estimate. Together with technical experts, reserves management committees at the subsidiary level then review the report to ensure qualitative and quantitative compliance with technical guidance and the accuracy and reasonableness of the reserves estimation. At corporate level, the RMC is primarily responsible for the management and coordination of the reserves estimation process, review and approval of annual changes and results in the reserves estimate, and disclosure of our proved reserves. We also engage outside consultants to assist in our compliance with the rules and regulations of the U.S. Securities and Exchange Commission. Our reserves estimation process is further facilitated by a specialised reserves database, which is improved and updated periodically.

24	CORE COMPETITIVENESS ANALYSIS
The Company is a large scale integrated energy and petrochemical company with upstream, mid-stream and downstream operations. The Company is a large scaled oil and gas producer in China; in respect of refining capacity, it ranks first in China; equipped with a well-developed refined oil products sales network, the Company is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Company takes the first position in China, and has a well-established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among its various business segments, enabling the Company to continuously tap onto potentials in attaining an efficient and comprehensive utilization of its resources, and endowed the Company with strong resistance against risks, as well as remarkable capabilities in sustaining profitability.

The Company enjoys a favorable positioning with its operations located close to the consumer markets. Along with the steady growth in the Chinese economy, sales volume of both oil products and chemical products of the Company has been increasing steadily over the years; through continuous and specialized marketing efforts, the Company’s capability in international operations and market expansion has been further enhanced.

The Company owns a team of professionals and expertise engaged in the production of oil and gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding fine management measures with its remarkable capabilities in management of operations, and enjoys a favorable operational cost advantage in its downstream businesses.

The Company has formulated a well-established technology system and mechanism, and owns competent teams specialised in scientific research covering a wide range of subjects; the four platforms for technology advancement is taking shape, which includes exploration and development of oil and gas, refining, chemicals and strategic emerging technology. With its overall technologies reaching state of the art level in the global arena, and some of them taking the lead globally, the Company enjoys strong capability for technical innovations.

The Company always attaches great importance to fulfilling social responsibilities, and carries out the green and low carbon development strategy to pursue a sustainable development. Moreover, the Company enjoys an outstanding brand name, plays an important role in the economy and is a renowned and reputable company in China.

25	RISK FACTORS
In the course of its production and operations, the Company will actively take various measures to circumvent operational risks. However, in practice, it may not be possible to prevent the occurrence of all risks and uncertainties described below.

Risks with regard to the variations from macroeconomic situation: The business results of the Company are closely related to China’s and global economic situation. The development of Chinese economy has entered New Normal. Although various countries have adopted different kinds of macroeconomic policies to eliminate negative effects caused by lower growth of global economy, the turnaround of economic recovery still remains uncertain. The Company’s business could also be adversely affected by such factors as the impact on export due to trade protectionism from some countries, and impact on import which is likely caused by regional trade agreements and etc.

Risks with regard to the cyclical effects from the industry: The majority of the Company’s operating income comes from the sales of refined oil products and petrochemical products, and part of the those businesses and their related products are cyclic and are sensitive to macro-economy, cyclic changes of regional and global economy, the changes of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated company with upstream, midstream and downstream operations, it can only counteract the adverse influences of industry cycle to some extent.

Risks from the macroeconomic policies and government regulation: Although the Chinese government is gradually liberalizing the market entry regulations on petroleum and petrochemicals sector, the petroleum and petrochemical industries in China are still subject to entry regulations to a certain degree, which include: issuing licenses in relation to exploration and development of crude oil and natural gas, issuing business licenses for trading crude oil and refined oil, setting caps for retail prices of gasoline, diesel and other oil products, the imposing of the special oil income levy, formulation of import and export quotas and procedures, formulation of safety, quality and environmental protection standards and formulation of energy conservation policies. In addition, the changes which have occurred or might occur in macroeconomic and industry policies such as the opening up of crude oil import licenses, and further improvement in pricing mechanism of refined oil products, reforming and improvement in pricing mechanism of natural gas, cost supervision of gas pipeline and access to third party, and reforming in resource tax and environmental tax, will cause effects on our business operations. Such changes might further intensify market competition and have certain effect on the operations and profitability of the Company.

Risks with regard to the changes from environmental legislation requirements: Our production activities generate waste liquids, gases and solids. The Company has built up the supporting effluent treatment systems to prevent and reduce the pollution to the environment. However, the relevant government authorities may issue and implement much stricter environmental protection laws and regulations, adopt much stricter environment protection standards. Under such situations, the Company may increase expenses in relation to the environment protection accordingly.

Risks from the uncertainties of obtaining additional oil and gas resources: The future sustainable development of the Company is partly dependent to a certain extent on our abilities in continuously discovering or acquiring additional oil and natural gas resources. To obtain additional oil and natural gas resources, the Company faces some inherent risks associated with exploration and development and/or with acquisition activities, and the Company has to invest a large amount of money with no guarantee of certainty. If the Company fails to acquire additional resources through further exploration, development and acquisition to increase the reserves of crude oil and natural gas, the oil and natural gas reserves and production of the Company may decline overtime which may adversely affect the Company’s financial situation and operation performance.

Risks with regard to the external purchase of crude oil: A significant amount of crude oil as needed by the Company is satisfied through external purchases. In recent years, especially influenced by the mismatch between supply and demand of crude oil, geopolitics, global economic growth and other factors, the prices of crude oil fell sharply. Additionally, the supply of crude oil may even be interrupted due to some extreme major incidents in certain regions. Although the Company has taken flexible counter measures, it may not fully avoid risks associated with any significant fluctuation of international crude oil prices and sudden disruption of supply of crude oil from certain regions.

Risks with regard to the operation and natural disasters: The process of petroleum chemical production is exposed to the risks of inflammation, explosion and environmental pollution and is vulnerable to natural disasters. Such contingencies may cause serious impacts to the community, major financial losses to the Company and grievous injuries to people. The Company has always been paying great emphasis on the safety of production, and has implemented a strict HSE management system as an effort to avoid such risks as far as possible. Meanwhile, the main assets and inventories of the Company as well as the possibility of damage to a third party have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contingencies.

Investment risks: Petroleum and chemical sector is a capital intensive industry. Although the Company adopted a prudent investment strategy and conducted rigorous feasibility study on each investment project, some certain investment risks may exist in the sense that expected returns may not be achieved due to major changes in factors such as market environment, prices of equipment and raw materials, and construction period during the implementation of the projects.

Risks with regard to overseas business development and management: The Company engages in oil and gas exploration, refining and chemical, warehouse logistics and international trading businesses in some regions outside China. The Company’s overseas businesses and assets are subject to the jurisdiction of the host country’s laws and regulations. In light of the complicacy of geopolitics, economic and other conditions, including sanctions, barriers to entry, instability in the financial and taxation policies, contract defaults, the Company’s risks with regard to overseas business development and management could be increased.

Currency risks: At present, China implements an administered floating exchange rate regime based on market supply and demand which is regulated with reference to a basket of currencies in terms of the exchange rate of Renminbi. As the Company purchases a significant portion of crude oil in foreign currency which is based on US dollar-denominated prices, fluctuations in the exchange rate of Renminbi against US dollars and certain other foreign currencies may affect the Company’s purchasing costs of crude oil. Meanwhile, according to domestic pricing mechanism of refined oil products, the prices of domestic refined oil products fluctuate with Renminbi exchange rate, and the prices of other domestic refined and chemical products would also be influenced by import price.

By order of the Board
Wang Yupu
Chairman

Beijing, China, 24 March 2017

REPORT OF THE BOARD OF SUPERVISORS

Dear Shareholders:

In 2016, the Board of Supervisors and each supervisor of Sinopec Corp. diligently performed their supervision responsibilities, actively participated in the supervision process of decision making, carefully reviewed and effectively supervised the major decisions of the Company, and endeavored to safeguard the interests of shareholders and the Company in accordance with the PRC Company Law and the Articles of Association of Sinopec Corp.

During this reporting period, the Board of Supervisors held four (4) meetings in total, and mainly reviewed and approved Sinopec Corp.’s annual report, financial statement, communication on progress report for sustainable development, internal control assessment report and working report of the board of supervisors etc.

On 28 March 2016, the 4th meeting of the sixth session of the Board of Supervisors was held, and Financial Statements of Sinopec Corp. for 2015, Annual Report of Sinopec Corp. for 2015, 2015 Communication on Progress for Sustainable Development Report of Sinopec Corp., Internal Control Assessment Report of Sinopec Corp. for 2015, Report on the Work of Board of Supervisors of Sinopec Corp. for 2015 were reviewed and approved at the meeting.

On 28 April 2016, the 5th meeting of the sixth session of the Board of Supervisors was held, and the First Quarterly Report of Sinopec Corp. for 2016 was approved at the meeting.

On 26 August 2016, the 6th meeting of the sixth session of the Board of Supervisors was held, and the Interim Financial Statements of Sinopec Corp. for 2016 as well as Interim Report of Sinopec Corp. for 2016 were reviewed and approved at the meeting.

On 27 October 2016, the 7th meeting of the sixth session of the Board of Supervisors was held, and Third Quarterly Report of Sinopec Corp. for 2016 was approved at the meeting.

In addition, the supervisors attended the general meetings of shareholders and presented at meetings of the Board. The Board of Supervisors also organised supervisors to attend the trainings for directors and supervisors of listed companies organised by Beijing Securities Supervisory Bureau under CSRC. And these activities have further improved their capabilities in performing supervisory duties.

Through supervision and inspection on the production and operation management as well as financial management conditions, the Board of Supervisors and all the supervisors conclude that under the severe operating environment of excessive supply of oil products in domestic market and fluctuation of international crude oil prices at low level, the Company focused on transformation of its growth mode, improve asset quality, increase asset efficiency and upgrade the asset structure, with an aim to optimise resource and structure adjustment. Make every effort to expand the market, optimise structure, reduce costs, and control risks, all contributing to a hard-won business result. The Board of Supervisors had no objection to the supervised issues during this reporting period.

Firstly, the Board and the management of Sinopec Corp. performed their responsibilities pursuant to relevant laws and regulations, and implemented efficient management. The Board diligently fulfilled its obligations and exercised its rights under the PRC Company Law and the Articles of Association, and made informed decisions on major issues concerning change in growth mode, structure adjustment, as well as development and profitability. The senior management diligently implemented the resolutions approved by the Board, continued to deepen the reform, focus on innovations, regulate operations, intensified strict management and strived to tap potentials and enhance efficiency, optimise business structures, committed to achieving the aim of sustaining profit and growth set by the Board. During the reporting period, the Board of Supervisors did not discover any behaviors of any other director or senior management which violated laws, regulations, and the Articles of Association, or were detrimental to the interests of Sinopec Corp. or its shareholders.

Secondly, the reports and financial statements prepared by Sinopec Corp. in 2016 complied with the relevant regulation of domestic and overseas securities regulators, the disclosed information truly, accurately, completely and fairly reflected Sinopec Corp.’s financial status and operation performance. The dividend distribution plan was made after comprehensively consideration of the long-term interests of Sinopec Corp and the interest of the shareholder. No violation of confidential provisions of persons who prepared and reviewed the report was found.

Thirdly, Sinopec Corp.’s internal control system is robust and effective, no material defects of internal control were found. In the meantime, Sinopec Corp. actively fulfilled its social responsibilities and promoted the sustainable development of social economy. Information disclosed in the sustainable development report was in compliance with requirements made by Shanghai Stock Exchange and Hong Kong Stock Exchange for listed companies with regard to the publication of social responsibility report.

Fourthly, all connected transactions between the Company and Sinopec Group were in compliance with the relevant rules and regulations of domestic and overseas listing places. The pricing of all the connected transaction was fair and reasonable. No insider trading or asset loss which is detrimental to the interests of Sinopec Corp. or its shareholders was found.

In 2017, the Board of Supervisors and each supervisor will continue to follow the principle of due diligence and integrity, earnestly perform the duties of supervision as delegated by the shareholders, strictly review the significant decisions, strengthen the process control and supervision, increase the strength of inspection and supervision on subsidiaries and protect Sinopec Corp.’s benefit and its shareholders’ interests.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

1	INTRODUCTION OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT

(1)	Directors
Wang Yupu, aged 60, Chairman of Board of Directors of Sinopec Corp. Mr. Wang is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. In October 2000, he was appointed as Director, Deputy General Manager of Daqing Oilfield Company Limited; in December 2003, he was appointed as Chairman and General Manager of Daqing Oilfield Company Limited; in March 2008, he was appointed as Chairman and General Manager (Director-General) of Daqing Oilfield Company Limited (Daqing Petroleum Administration Bureau); in August 2009, he was appointed as Vice Governor of the People’s Government of Heilongjiang Province. In July 2010, he was elected as Secretary of the Leading Party Member Group , Vice Chairman, and First Secretary of the Secretariat of All China Federation of Trade Unions; in March 2013, he was appointed as Deputy Secretary of the Leading Party Member Group (Minister Level) of the Chinese Academy of Engineering; in June 2014, he was appointed as Deputy Secretary of the Leading Party Member Group and Vice President (Minister Level) of the Chinese Academy of Engineering. In April 2015, Mr. Wang acts as Chairman and Secretary of the Leading Party Member Group of China Petrochemical Corporation. Mr. Wang is an Alternate Member of the 17th CPC Central Committee and a Member of the 18th CPC Central Committee. In May 2015, Mr. Wang was appointed as Chairman of Board of Directors of Sinopec Corp.

Dai Houliang, aged 53, Vice Chairman of the Board and the President of Sinopec Corp. Mr. Dai is a professor level senior engineer with a Ph.D. degree. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation; in April 1998, he served as Board Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Board Director of Yangzi Petrochemical Corporation; in December 2003, he served as Chairman of Board of Directors and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Board of Directors of Yangzi Petrochemical Corporation; in December 2004, he served concurrently as Chairman of Board of Directors of BASF-YPC Company Limited; in September 2005, he was appointed as Deputy CFO of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Corp.; in May 2006, he served as Board Director, Senior Vice President and CFO of Sinopec Corp.; in August 2012, he was appointed concurrently as Chairman of Sinopec Great Wall Energy & Chemical Co., Ltd.; in March 2013, he was appointed concurrently as Chairman of Sinopec Catalyst Co., Ltd.; and in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp. in May 2016, he was appointed as the President of China Petrochemical Corporation and since August 2016, he was elected as the Vice Chairman of the Board and appointed as President of Sinopec Corp.

Wang Zhigang, aged 59, Board Director and Senior Vice President of Sinopec Corp. Mr. Wang is a professor level senior engineer with a Ph.D. Degree. In February 2000, he was appointed as Vice President of Sinopec Shengli Oilfield Co., Ltd.; in June 2000, he served as Board Director and President of Shengli Oilfield Co., Ltd.; in November 2001, he was appointed temporarily as Deputy Director General and Deputy Secretary of Leading Party Member Group of Economic and Trade Commission, Ningxia Hui Autonomous Region; in April 2003, he was appointed as Vice President of Sinopec Corp.; in June 2003, he was appointed concurrently as Director General of Exploration and Production Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in January 2007, he was appointed concurrently as Vice Chairman of Sinopec International Petroleum Exploration and Production Corporation; in September 2014, he was appointed concurrently as Chairman of Board of Directors of Sinopec International Petroleum Exploration and Production Corporation; and in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Zhang Haichao, aged 59, Board Director and Senior Vice President of Sinopec Corp. Mr. Zhang is a professor level senior economist with a master degree. In March 1998, he was appointed as Vice President of Zhejiang Petroleum Corporation; in September 1999, he was appointed as President of Zhejiang Petroleum Corporation; in February 2000, he was appointed as President of Sinopec Zhejiang Petroleum Co., Ltd.; in April 2003, he was elected as Employee’s Representative Supervisor of Sinopec Corp.; in April 2004, he served as Chairman of Board of Directors of Sinopec-BP Zhejiang Petroleum Sales Co., Ltd.; in October 2004, he served as Secretary of CPC Committee, Vice Chairman of Board of Directors, and Vice President of Sinopec Sales Co., Ltd.; in November 2005 he served as Vice President of Sinopec Corp., Secretary of CPC Committee, Chairman of Board of Directors, and President of Sinopec Sales Co., Ltd.; in June 2006, he served as Chairman of Board of Directors, and President of Sinopec Sales Co., Ltd.; in July 2014, he was appointed as Vice President of China Petrochemical Corporation; and in May 2015, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Jiao Fangzheng, aged 54, Board Director and Senior Vice President of Sinopec Corp. Mr. Jiao is a professor level senior engineer with a Ph.D. degree. In January 1999, he was appointed as Chief Geologist in Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation; in February 2000, he was appointed as Vice President and Chief Geologist of Sinopec Zhongyuan Oilfield Company; in July 2000, he was appointed as Deputy Director General of Sinopec Petroleum Exploration & Development Research Institute; in March 2001, he was appointed as Deputy Director General of Sinopec Exploration & Production Department; in June 2004, he was appointed as President of Sinopec Northwest Oilfield Company; in October 2006, he was appointed as Vice President of Sinopec Corp. in July 2010, he was appointed as the Director General of Sinopec Exploration & Production Department; in July 2014, he was appointed as Vice President of China Petrochemical Corporation; in September 2014, he was elected concurrently as Chairman of Board of Directors of Sinopec Oilfield Service Corporation and Vice Chairman of Board of Directors of Sinopec International Petroleum Exploration and Production Corporation; and in May 2015, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Ma Yongsheng, aged 55, Board Director and Senior Vice President of Sinopec Corp. Mr. Ma is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. In April 2002, he was appointed as Chief Geologist of Sinopec Southern Exploration and Production Company; in April 2006, he was appointed as Executive Deputy Manager (in charge of overall management), Chief Geologist of Sinopec Southern Exploration and Production Company; in January 2007, he was appointed as Manager and Party Secretary of Sinopec Southern Exploration and Production Company; in March 2007, he served as General Manager and Deputy Party Secretary of Sinopec Exploration Company; in May 2007, he was appointed as Deputy Commander of Sichuan-East China Gas Transmission Construction Project Headquarter of Sinopec Corp., General Manager and Deputy Secretary of CPC Committee of Sinopec Exploration Company; in May 2008, he was appointed as Deputy Director General of Exploration and Production Department of Sinopec Corp. (Director General Level) and Deputy Commander of Sichuan-East China Gas Transmission Construction Project Headquarter; in July 2010, he served as Deputy Chief Geologist of Sinopec Corp.; in August 2013, he was appointed as Chief Geologist of Sinopec Corp.; in February 2016, he was elected as Board Director of Sinopec Corp., and in December 2015, he served as Vice President of China Petrochemical Corporation and appointed as Senior Vice President of Sinopec Corp. In February 2016, he was elected as Board Director of Sinopec Corp.

Jiang Xiaoming, aged 63, Independent Director of Sinopec Corp. Mr. Jiang has a doctorate in economics. Presently, he acts as the member of the national committee of CPPCC, director of China Foundation for Disabled Persons, member of the United Nations Board of Investment, Chairman of the Board of Directors of Hong Kong Saibo International Co. Ltd., Independent Director of COSCO International, Senior Fellow of the University of Cambridge Business School, and trustee of University of Cambridge China Development Fund. Between 1992 and 1998, he acted as the Vice President of United Nations Staff Retirement Fund; between 1999 and 2003, he acted as the Chairman of the Board of Directors of Frasers Property (China) Co., Ltd.; and he has previously acted as the Board Director of JSW Energy Ltd., member of the Advisory Committee of American Capital Group and Rothschild, the British Investment Bank, and Independent Director of China Oilfield Services Co., Ltd. From May 2012 to the present, he has acted as Independent Director of Sinopec Corp.

Andrew Y. Yan, aged 59, Independent Director of Sinopec Corp. Mr. Yan is the founding Managing Partner of SAIF Partners. He studied in Nanjing University of Aeronautics and Astronautics, Peking University and Princeton University and earned a master degree from Princeton University. Presently, he acts as the Independent Non-executive Director of China Resources Land Limited and Cogobuy Group, the Non-executive Director of China Huiyuan Juice Group Limited, Feng Deli Holdings Limited and Guodian Technology & Environment Group Corporation Limited; the Independent Director of Beijing BlueFocus Brand Management Consulting Co., Ltd, TCL Group and Sky Solar Holdings Ltd.; and the Director of ATA Co., Ltd and Ata Online(Beijing)Education Technology Co.,Ltd.. From 1989 to 1994, he acted as Economist of the World Bank headquarters in Washington, research Fellow of Hudson Institute, an American famous research think tank, and acted as the director of APAC Strategic Planning & Business Development of Sprint International Corporation; between 1994 and 2001, he acted as the Managing Director of Emerging Markets Partnership and Director of Hong Kong Office of AIG Asia Infrastructural Investment Fund. And from May 2012 to the present, he has acted as Independent Director of Sinopec Corp.

Tang Min, aged 63, Independent Director of Sinopec Corp. Mr. Tang has a doctorate in economics. He presently acts as a Counsellor of the State Council of the PRC and the Executive Vice Chairman of YouChange China Social Entrepreneur Foundation, Independent Director of Minmetals Development Co., Ltd, Origin Agritech Limited and Baoshang Bank Co., Ltd. He has served as economist and senior economist at the Economic Research Centre of the Asian Development Bank between 1989 and 2000; chief economist at the Representative office of the Asian Development Bank in China between 2000 and 2004; deputy representative at the Representative Office of the Asian Development Bank in China between 2004 and 2007 and the deputy secretary-general of the China Development Research Foundation between 2007 and 2010. From May 2015 to the present, he has acted as Independent Director of Sinopec Corp.

Fan Gang, aged 62, Independent Director of Sinopec Corp. Mr. Fan has a doctorate in economics. He presently acts as Vice President of China Society of Economic Reform, President of China Reform Foundation, Head of the National Economic Research Institution, President of China Development Institute (Shenzhen) and an economics professor at Peking University. He began to work for Chinese Academy of Social Sciences in 1988, and subsequently served as Director of Editorial Department for the Economic Research Journal between 1992 and 1993 and as Deputy Head of the Institute of Economics of Chinese Academy of Social Sciences between 1994 and 1995. In 1996, he was redesignated to work for China Society of Economic Reform, and subsequently founded the National Economic Research Institution. From 2006 to 2010, and from 2015 to the present, he has served as a member of the Monetary Policy Committee of People’s Bank of China. Mr. Fan is recognised as one of the National Young and Middle-Aged Experts with Outstanding Contributions. From May 2015 to the present, he has acted as Independent Director of Sinopec Corp.

List of Members of the Board

							Equity interests in Sinopec Corp. (as at 31 December)
Name	Gender	Age	Position in Sinopec Corp.	Tenure	Remuneration paid by Sinopec Corp. in 2016 (RMB 1,000,	Whether paid by the holding Company	2016	2015
Wang Yupu	Male	60	Chairman	2015.05-2018.05	—	Yes	0	0
Dai Houliang	Male	53	Vice Chairman, President	2009.05-2018.05	745.3	No	0	0
Wang Zhigang	Male	59	Board Director, Senior Vice President	2006.05-2018.05	698.8	No	0	0
Zhang Haichao	Male	59	Board Director, Senior Vice President	2015.05-2018.05	—	Yes	0	0
Jiao Fangzheng	Male	54	Board Director, Senior Vice President	2015.05-2018.05	—	Yes	0	0
Ma Yongsheng	Male	55	Board Director, Senior Vice President	2016.02-2018.05	—	Yes	0	0
Jiang Xiaoming	Male	63	Independent Director	2012.05-2018.05	300.0	No	0	0
Andrew Y. Yan	Male	59	Independent Director	2012.05-2018.05	300.0	No	0	0
Tang Min	Male	63	Independent Director	2015.05-2018.05	300.0	No	0	0
Fan Gang	Male	62	Independent Director	2015.05-2018.05	300.0	No	0	0

							Equity interests in Sinopec Corp. (as at 31 December)
Name	Gender	Age	Position in Sinopec Corp.	Tenure	Remuneration paid by Sinopec Corp. in 2016 (RMB 1,000,	Whether paid by the holding Company	2016	2015
Li Chunguang	Male	61	Former Board Director, President	2009.05-2016.08	556.3	No	0	0
Zhang Jianhua	Male	52	Former Board Director, Senior Vice President	2006.05-2016.07	519.7	No	0	0

(2)	Supervisors
Liu Yun, aged 60, former Chairman of the Board of Supervisors of Sinopec Corp. Mr. Liu is a professor level senior accountant with a master degree. In December 1998, he was appointed as Deputy Director General of Finance Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance Department of Sinopec Corp.; in January 2001, he was appointed as Director General of Finance Department of Sinopec Corp.; in June 2006, he was appointed as Deputy CFO of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of China Petrochemical Corporation; in May 2009, he was elected as a Board Director of Sinopec Corp.; in May 2012, he was appointed concurrently as the Chairman of Sinopec Finance Co., Ltd.; in September 2013, he was appointed concurrently as Chairman of Sinopec Insurance Co., Ltd.; and in May 2015, he was elected as Chairman of the Board of Supervisors of Sinopec Corp. On 16 March 2017, he resigned as the Chairman of the Board of Supervisors and Supervisor of Sinopec Corp.

Liu Zhongyun, aged 53, Supervisor of Sinopec Corp. Mr. Liu is a professor level senior engineer with a doctorate in engineering. In December 2002, he was appointed as a standing committee member of CPC Committee and Director of Organisation Department of Shengli Petroleum Administration Bureau; in November 2004, he was appointed as Deputy Secretary of CPC Committee of Shengli Petroleum Administration Bureau; in December 2005, he was appointed as Manager of Sinopec Shengli Oilfield Branch; in December 2008, he was appointed as Secretary of CPC Committee of Sinopec International Petroleum Exploration and Production Corporation; in July 2010, he was appointed as General Manager of Sinopec Northwest Oilfield Company, Director General of Northwest Petroleum Bureau under China Petrochemical Corporation. Since August 2014, Mr. Liu has acted as Assistant to President and Director General of HR Department of China Petrochemical Corporation, and in May 2015, he was elected as Supervisor of Sinopec Corp.

Zhou Hengyou, aged 53, Supervisor of Sinopec Corp. Mr. Zhou is a professor level senior administration engineer and a postgraduate. In December 1998, Mr. Zhou was appointed as a standing committee member of CPC Committee and Deputy Labour Union Chairman of Jiangsu Petroleum Exploration Bureau; in February 1999, he was appointed as a standing committee member of CPC Committee and Labour Union Chairman of Jiangsu Petroleum Exploration Bureau of China Petrochemical Corporation; in December 2002, he was appointed as Deputy Secretary of CPC Committee and Labour Union Chairman of Jiangsu Petroleum Exploration Bureau; in June 2004, he was appointed as Deputy Secretary of CPC Committee and Secretary of CPC Disciplinary Inspection  Committee of Jiangsu Petroleum Exploration Bureau; in August 2005, he was appointed as Secretary of CPC Committee of Jiangsu Petroleum Exploration Bureau; in March 2011,he was appointed as Director General and Secretary of CPC Committee of China Petrochemical News. In March 2015, he was appointed as Director General of the General Office of China Petrochemical Corporation, Director General of Policy Research Department of the General Office and Director General of President of Sinopec Corp. In August 2015, he was appointed as Director General of Board of Directors Office under China Petrochemical Corporation; and in May 2015, he was elected as Supervisor of Sinopec Corp.

Zou Huiping, aged 56, Supervisor of Sinopec Corp. Mr. Zou is a professor level senior accountant with a university diploma. In November 1998, he was appointed as Chief Accountant in Guangzhou Petrochemical General Plant of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Finance & Assets Department of Assets Management Co., Ltd. of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Auditing Department of Sinopec Corp.; and in May 2006, he was elected as Supervisor of Sinopec Corp.

Jiang Zhenying, aged 52, Employee’s Representative Supervisor of Sinopec Corp. Mr. Jiang is a professor level senior economist with a doctor degree. In December 1998, he was appointed as the Vice President of the China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as the Deputy Director General of Sinopec Procurement Management Department; in December 2001, he was appointed as the Director General of Sinopec Procurement Management Department and in November 2005 he concurrently held the positions of Chairman of Board of Directors, President and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as the Director General (General Manager), Executive Director and Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd.); in April 2010, he was appointed as the Director General (General Manager), Executive Director and Deputy Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd); in November 2014, he was appointed as Director General of Safety Supervisory Department of Sinopec Corp.; and since December 2010, he was elected as the Employee’s Representative Supervisor of Sinopec Corp.

Yu Renming, aged 53, Employee’s Representative Supervisor of Sinopec Corp. Mr. Yu is a professor level senior engineer with a university diploma. In June 2000, he was appointed as the Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in June 2003, he was appointed as the Board Director and Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, he was appointed as the Vice President of Sinopec Zhenhai Refining & Chemical Company; in September 2007, he was appointed as the President and the Vice Secretary of CPC committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, he was appointed as the Director General of Sinopec Production Management Department; and in December 2010, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Wang Yajun, aged 60, Empolyee’s Representative Supervisor of Sinopec Corp. Mr. Wang is a professor level senior administration engineer with a university diploma. In December 2004, he was appointed as Vice Secretary of CPC committee, Secretary of Discipline Inspection Committee and Labour Union Chairman of Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation. In November 2010, he was appointed as Party Secretary of CPC committee, of Zhongyuan Petroleum Exploration Bureau. In March 2015, Mr. Wang was appointed as Secretary of CPC of China Sinopec International Petroleum Exploration and Development Co., Ltd; and in May 2015, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

List of Members of the Board of Supervisors
							Equity interests in Sinopec Corp. (as at 31 December)
Name	Gender	Age	Position in Sinopec Corp.	Tenure	Remuneration paid by Sinopec Corp. in 2016 (RMB 1,000, before tax)	Whether paid by the holding Company	2016	2015
Liu Yun	Male	60	Former Chairman of the Board of Supervisors	2015.05-2017.03	—	Yes	0	0
Liu Zhongyun	Male	53	Supervisor	2015.05-2018.05	—	Yes	0	0
Zhou Hengyou	Male	53	Supervisor	2015.05-2018.05	—	Yes	0	0
Zou Huiping	Male	56	Supervisor	2006.05-2018.05	618.2	No	0	0
Jiang Zhenying	Male	52	Employee’s Representative Supervisor	2010.12-2018.05	618.2	No	0	0
Yu Renming	Male	53	Employee’s Representative Supervisor	2010.12-2018.05	594.1	No	0	0
Wang Yajun	Male	60	Employee’s Representative Supervisor	2015.05-2018.05	596.6	No	0	0

Note:	Mr. Liu Yun resigned as the Chairman of the Board of Supervisors and supervisor of Sinopec Corp. on 16 March 2017.

(3)	Other Members of Senior Management
Wang Dehua, aged 50, Chief Financial Officer of Sinopec Corp. Mr.Wang is a senior accountant with university diploma. In January 2001, he was appointed as Deputy Director General of Finance Department of Sinopec Corp.; in May 2014, he was appointed as Acting Director General of Finance Department of Sinopec Corp.; in October 2015, he was promoted to Director General of Finance Department of Sinopec Corp.; in November 2015, he was appointed as Director General of Finance Department of China Petrochemical Corporation; in August 2016, he was appointed as Director General of Finance Department of Sinopec Corp.. Mr. Wang now concurrently acts as Chairman of Sinopec Century Bright Capital Investment Limited and Sinopec Insurance Co., Ltd., and Board Director of Sinopec Qingdao Petrochemical Company Limited. He also serves as Supervisor of Sinopec Catalyst Co., Ltd., and Vice Chairman of Taiping & Sinopec Financial Leasing Co., in September 2016, he was appointed as Chief Financial Officer of Sinopec Corp.

Jiang Zhenghong, aged 55, Vice President of Sinopec Corp. Mr. Jiang is a professor level senior economist with a doctor degree. In September 2000, he became Vice President of Shanghai Gaoqiao Petrochemical Co., Ltd. and Sinopec Shanghai Gaoqiao Company; in September 2001, he was appointed as President of Shanghai Gaoqiao Petrochemical Co., Ltd.; in April 2006, he was appointed as Secretary of CPC Committee and Vice President of Sinopec Zhenhai Refining & Chemical Company; in September 2006, he was appointed as Secretary of CPC Committee and Vice President of Zhenhai subsidiary of China Petrochemical Corporation; in March 2008, he was promoted to President and Secretary of CPC Committee of Sinopec Zhenhai Refining & Chemical Company; in July 2010, he was appointed as President and Deputy Secretary of CPC Committee of Sinopec Zhenhai Refining & Chemical Company; in August 2013, he was appointed as the Director General of Sinopec Corporate Reform Dept.; in September 2013, he was appointed as Vice President of Sinopec Corp.

Ling Yiqun, aged 54, Vice President of Sinopec Corp. Mr. Ling is a professor level senior engineer with a master degree. From 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the Refining Department of Beijing Yanshan Petrochemical Company Ltd. In February 2000, he was appointed as the Deputy Director General of Refining Department of Sinopec Corp.; in June 2003, he was appointed as the Director General of Refining Department of Sinopec Corp.; in May 2012, he was appointed as Executive Director, President and Secretary of CPC Committee of Sinopec Refinery Product Sales Company Limited; in August 2013, he was appointed as the President of Sinopec Qilu Company; in July 2010, he was appointed as Vice President of Sinopec Corp.

Huang Wensheng, aged 50, Vice President of Sinopec Corp., Secretary to the Board of Directors. Mr. Huang is a professor level senior economist with a university diploma. In March 2003, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in May 2006, he was appointed as Representative on Securities Matters of Sinopec Corp.; since August 2009, He has served as the Deputy Director General of President’s office of Sinopec Corp. In September 2009, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; in May 2012, he was appointed as Secretary to the Board of Directors of Sinopec Corp.; and in May 2014, he was appointed as Vice President of Sinopec Corp.

Chang Zhenyong, aged 58, Vice President of Sinopec Corp. Mr. Chang is a professor level senior engineer with a master’s degree. In September 1997, he was appointed as Vice President of Tianjin Petrochemical Company; in February 2000, he was appointed as Vice President of Sinopec Tianjin Company; and in September 2000, he was promoted to President of Sinopec Tianjin Company; from February 2004, he was appointed temporarily as member of Standing Committee of CPC Committee of Beihai, Guangxi; in March 2004, he was appointed temporarily as deputy mayor of Beihai, Guangxi; in November 2005, he was appointed as Director General of Production and Operation Management Department of Sinopec Corp.; in December 2007, he was appointed as President of Qilu Petrochemical Company and President of Sinopec Qilu Company; in April 2010, he was appointed as Employee’s Representative Supervisor of Sinopec Corp.; in July 2010, he was appointed as Deputy Chief Engineer and concurrently as Director General of Chemicals Department of Sinopec Corp.; in August 2012, he was appointed concurrently as Vice Chairman of Board of Directors of Sinopec Great Wall Energy & Chemical Co., Ltd.; in November 2014, he was appointed as Executive Director and President of Sinopec Chemical Products Sales Co. Ltd and concurrently as Chairman of Board of Directors of Sinopec Chemical Products Sales (Hong Kong) Co. Ltd.; and in May 2014, he was appointed as Vice President of Sinopec Corp.

Lei Dianwu, aged 54, Vice President of Sinopec Corp. Mr. Lei is a Professor level Senior Engineer with a university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation; in December 1997, he was appointed as Director General of Planning & Development Department in China Eastern United Petrochemical (Group) Co., Ltd.; in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation; in August 1998 he was appointed as Vice President of Yangzi Petrochemical Co., Ltd.; in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp.; in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp.; in March 2009, he was appointed as Assistant to President of China Petrochemical Corporation; in August 2013, he was appointed as the Chief Economist of China Petrochemical Corporation; in October 2015, he was appointed as Secretary to the Board of Directors of China Petrochemical Corporation; and in May 2009, he was appointed as Vice President of Sinopec Corp.

List of Members of the Senior Management

							Equity interests in Sinopec Corp. (as at 31 December)
Name	Gender	Age	Position in Sinopec Corp.	Tenure	Remuneration paid by Sinopec Corp. in 2016 (RMB 1,000,	Whether paid by the holding Company	2016	2015
Wang Dehua	Male	50	CFO	133.8	No	0	0	0
Jiang Zhenghong	Male	55	Vice President	704.2	No	0	0	0
Ling Yiqun	Male	54	Vice President	709.6	No	13,000	13,000	13,000
Huang Wensheng	Male	50	Vice President, Board Secretary	702.0	No	0	0	0
Chang Zhenyong	Male	58	Vice President	709.6	No	0	0	0
Lei Dianwu	Male	54	Vice President	709.6	No	0	0	0
Wen Dongfen	Female	52	Former CFO	542.9	No	0	0	0
                                  Note: The members of senior management in office are in order of the number of strokes of their surname in Chinese.

2	INFORMATION ON APPOINTMENT OR TERMINATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
On 25 February 2016, Sinopec Corp. convened the first extraordinary shareholder meeting for the year 2016, and elected Mr. Ma Yongsheng as Director of the sixth session of Board of Directors.

On 13 July 2016, Mr. Zhang Jianhua resigned as Director of the Board, member of Strategic committee as well as Senior Vice President of Sinopec Corp. due to working arrangement.

On 29 July 2016, Ms. Wen Dongfen resigned as CFO of Sinopec Corp. due to working arrangement.

On 26 August 2016 Mr. Li Chunguang resigned as President and Director of the Board of Sinopec Corp. due to his age.

On 26 August 2016, Mr. Dai Houliang was elected as Vice Chairman and was appointed as President of Sinopec Corp.

On 28 September 2016, Mr. Wang Dehua was appointed as CFO of Sinopec Corp.

On 16 March 2017, Mr. Liu Yun resigned as the Chairman of the Board of Supervisors and supervisor of Sinopec Corp. due to his age.

For details, please refer to the announcements, published in China Securities Journal, Shanghai Securities News and Securities Times after the meetings and on websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and Sinopec Corp.

3	CHANGE OF SHAREHOLDING OF DIRECTORS, SUPERVISORS, AND THE SENIOR MANAGEMENT
There is no change in shareholdings of the Company by Directors, Supervisors and other senior managements during the reporting period.

4	CONTRACTRAL INTERESTS OF DIRECTORS AND SUPERVISORS
As of 31 December 2016 or any time during the reporting period, there is no Director or Supervisor of the Company entered into any agreement with any of Sinopec Corp., its controlling shareholder, any subsidiary or related subsidiary which shall significantly benefit such Director or Supervisor.

5	REMUNERATION OF DIRECTORS, SUPERVISORS, AND THE SENIOR MANAGEMENT
During this reporting period, there is a total of 19 directors, supervisors and other senior management received remuneration from Sinopec Corp. with a total amount of RMB 10.3588 million.

6	THE COMPANY’S EMPLOYEES
As at 31 December 2016, the Company has a total of 451,611 employees. There is a total of 225,418 retired employees to be reimbursed by Sinopec Corp. Sinopec Marketing Co. Limited and China International United Petroleum and Chemical Company Limited, both principal subsidiaries of Sinopec Corp., have a total of 153,924 employees and 276 employees respectively.

THE BREAKDOWN ACCORDING TO THE MEMBERS OF EACH OPERATION SEGMENT AS FOLLOWS

Exploration and Production 149,803 33%
Refining 72,473 16%
Chemicals 64,227 14%
Marketing and Distribution 153,924 34%
R&D 5,822 2%
Other Segments 5,362 1%

EMPLOYEES’ PROFESSIONAL STRUCTURE AS FOLLOWS:

Production 173,105 38%
Sales 139,079 31%
Technology 77,531 17%
Finance 16,555 4%
Administration 26,538 6%
Others 18,803 4%

EDUCATIONAL BACKGROUND STRUCTURE FOR EMPLOYEES AS FOLLOWS:

Junior college 99,957 22%
Technical secondary school 41,079 9%
Senior high school and
technical school degrees or below 188,239 42%
Master's degree or above 15,210 3%
University 107,126 24%

7	CHANGES OF CORE TECHNICAL TEAM OR KEY TECHNICIANS
During the reporting period, there are no significant changes of core technical team and key technicians.

8	EMPLOYEE BENEFITS SCHEME
Details of the Company’s employee benefits scheme are set out in Note35 of the financial statements prepared under IFRS of this annual report. As at 31 December 2016, the Company has a total of 225,418 retired employees. All of them participated in the basic pension schemes administered by provincial (autonomous region or municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

9	REMUNERATION POLICY
Based on a relatively united basic remuneration system, Sinopec Corp. has established its remuneration distribution system based on the value of positions, performance & contribution, with an aim to improve employee capabilities, and constantly improve employee performance evaluation and incentive & discipline mechanisms.

10	TRAINING PROGRAMMS
Centering on enterprise development strategy and key work of the year, the Company organised training programs at headquarters level which were attended by 4,505 high-level personnel. With an aim to enhance the comprehensive capabilities and capacities to fulfill their duties, the Company launched a series of training programs for new management personnel, and organised seminars with topics such as Innovation & Development for 1,514 senior management. The Company organised online classes titled “Five Major development Methodologies” for management personnel for 1,922 persons. With an aim to solve key problems related to scientific research and production, the Company organised workshops for leading experts in the field of oil & gas exploration and refining technology as well as seminars titled “customer value orientation” which focused on discussion of marketing capabilities for 905 high-level professional and technical personnel. With roles of positions, heritage and improvement of skills as the focus, the Company launched the first chief technician training classes and training programs for five types of work such as oil and gas gathering and transferring, catalytic cracking for top skilled talents covering 164 people. The branch companies and subsidiaries according to their conditions, adopted various ways to carry out different kinds of personnel training, and organized off-job training for a total of 898,000 people, as well as basic training for a total of 1.086 million persons.

PRINCIPAL WHOLLY-OWNED AND CONTROLLED SUBSIDIARIES

On 31 December, 2016, details of the principal wholly-owned and controlled subsidiaries of the Company were as follows:

Name of Company	Registered Capital	Percentage of shares held by Sinopec Corp.	Total Assets	Net Assets	Net Profit/ (Net Loss)	Principal Activities
	RMB million	(%)	RMB million	RMB million	RMB million
Sinopec International Petroleum Exploration and Production Limited	8,000	100	58,183	18,037	(4,604)	Investment in exploration, production and sale of petroleum and natural gas
Sinopec Great Wall Energy & Chemical Company Limited	20,739	100	36,182	19,264	(1,912)	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Yangzi Petrochemical Company Limited	13,203	100	26,248	17,369	3,955	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Pipeline Storage & Transportation Company Limited	12,000	100	36,580	20,618	2,179	Pipeline storage and transportation of crude oil
Sinopec Yizheng Chemical Fibre Limited Liability Company	4,000	100	8,273	5,206	(585)	Production and sale of polyester chips and polyester fibres
Sinopec Lubricant Company Limited	3,374	100	8,048	3,541	586	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials
Sinopec Qingdao Petrochemical Company Limited	1,595	100	3,987	464	470	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	1,000	100	17,410	2,032	1,134	Trading of petrochemical products
China International United Petroleum and Chemical Company Limited	3,000	100	141,018	31,019	6,170	Trading of crude oil and petrochemical products
Sinopec Overseas Investment Holding Limited	USD 1,638 million	100	16,067	11,129	(245)	Overseas investment holding
Sinopec Catalyst Company Limited	1,500	100	7,668	3,785	435	Production and sale of catalyst products
China Petrochemical International Company Limited	1,400	100	9,761	3,228	278	Trading of petrochemical products
Sinopec Beihai Refining and Chemical Limited Liability Company	5,294	98.98	13,496	7,989	2,157	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products
Sinopec Qingdao Refining and Chemical Company Limited	5,000	85	12,266	7105	2,977	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Zhanjiang Dongxing Petrochemical Company Limited	4,397	75	7,266	3,298	1,455	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining and Chemical Company Limited	3,986	75	11,428	7765	1,764	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Marketing Co. Limited	28,403	70.42	367,774	197,948	26,461	Marketing and distribution of refined petroleum products
Sinopec-SK(Wuhan) Petrochemical Company Limited	6,270	65	16,175	8,654	1,558	Production, sale, research and development of ethylene and downstream by-products
Sinopec Kantons Holdings Limited	HKD 248 million	60.34	Results have not been announced	Results have not been announced	Results have not been announced	Trading of crude oil and petroleum products
Sinopec Shanghai Petrochemical Company Limited	10,800	50.56	34,124	25,032	5,969	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited	5,745	50	8,771	7,238	2,513	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Shanghai Gaoqiao Petroleum and Chemical Limited	10,000	55	17,146	9,359	238	Manufacturing of intermediate petrochemical products and petroleum products

Note	1:	All above subsidiaries except Fujian Petrochemical Company Limited are audited by PricewaterhouseCoopers Zhong Tian LLP or PricewaterhouseCoopers in 2016. KPMG Huazhen LLP served the exception.
2:
The above indicated total assets and net profit has been prepared in accordance with ASBE. Except for Sinopec Kantons Holdings Limited and Sinopec Overseas Investment Holdings Ltd, which are incorporated in Bermuda and Hong Kong SAR, respectively, all of the above wholly-owned and non-wholly-owned subsidiaries are incorporated in the PRC. All of the above wholly-owned and controlling subsidiaries are limited liability companies except for Sinopec Shanghai Petrochemical Company Limited and Sinopec Kantons Holdings Limited. The Board of Directors considered that it would be redundant to disclose the particulars of all subsidiaries and, therefore, only those which have material impact on the results or assets of Sinopec Corp. are set out above.

REPORT OF THE PRC AUDITOR

PwC ZT Shen Zi (2017) No. 10001

To the Shareholders of China Petroleum & Chemical Corporation,

OPINION

What we have audited

We have audited the accompanying financial statements of China Petroleum & Chemical Corporation (hereinafter “Sinopec Corp.”), which comprise the consolidated and company balance sheets as at 31 December 2016, the consolidated and company income statements, the consolidated and company cash flow statements and the consolidated and company statements of changes in shareholders’ equity for the year then ended, and the notes to the financial statements.

Our opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company’s financial position of Sinopec Corp. as at 31 December 2016, and their financial performance and cash flows for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises (“CASs”).

BASIS FOR OPINION

We conducted our audit in accordance with China Standards on Auditing (“CSAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of Sinopec Corp. in accordance with the Code of Ethics for Professional Accountants of the Chinese Institute of Certified Public Accountants (“CICPA Code”), and we have fulfilled our other ethical responsibilities in accordance with the CICPA Code.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Zhongtian LLP

11/F PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai 200021, PRC

Tel: +86 (21) 2323 8888, Fax: +86 (21) 2323 8800, www.pwccn.com

Key audit matters identified in our audit are summarised as follows:

•	Recoverability of the carrying amount of oil and gas properties;

•	Accounting for investment income of capital injection by external investors into Sinopec Sichuan to East China Gas Pipeline Co., Ltd.

Key Audit Matter	How our audit addressed the Key Audit Matter

Recoverability of the carrying amount of oil and gas properties

Refer to note 13 “FIXED ASSETS” to the consolidated financial statements.

As at 31 December 2016, the carrying amount of oil and gas properties amounted to RMB 215,124 million.

Low crude oil prices gave rise to possible indication that the carrying amount of oil and gas properties as at 31 December 2016 might be impaired. The Group has adopted discounted cash flow as the respective recoverable amounts of the oil and gas properties, which involved estimations or assumptions including:

–          Future crude oil prices;
–          Future production profiles;
–          Future cost profiles; and
–          Discount rates.

Because of the significance of the carrying amount of oil and gas properties as at 31 December 2016, together with the use of estimations or assumptions in determining their respective discounted cash flow, we had placed our audit emphasis on this matter.

In auditing the respective discounted cash flow of the relevant oil and gas properties, we have performed the following key procedures on the relevant discounted cash flow projections prepared by management:

•          Evaluated and tested the key controls, relating to the preparation of the discounted cash flow projections of oil and gas properties.

•          Compared estimates of future crude oil prices adopted by the Group against a range of reputable published crude oil price forecasts.

•          Compared the future production profiles against the oil and gas reserve estimation report approved by the Group’s reserve management committee. Evaluated the competence, capability and objectivity of the management’s experts engaged in estimating the oil and gas reserves. Assessed key estimations or assumptions used in the reserve estimation, by reference to historical data, management plans and/or reputable external data.

•          Compared the future cost profiles against historical costs or relevant budgets of the Group.

•          Independently estimated a range of discount rates, and found that the discount rates adopted by management were within the range.

•          Tested selected other key data inputs, such as nature gas prices and production profiles in the projections by reference to historical data and/or relevant budgets of the Group.

•          Assessed the methodology adopted in, and tested mathematical accuracy of the discounted cash flow projections.

•          Evaluated the sensitivity analyses prepared by the Group, and assessed the potential impacts of a range of possible outcomes.

Based on our work, we found the key assumptions and input data adopted were supported by the evidence we gathered and consistent with our expectations.

Accounting for investment income of capital injection by external investors into Sinopec Sichuan to East China Gas Pipeline Co., Ltd

Refer to note 12 “LONG-TERM EQUITY INVESTMENTS” to the consolidated financial statements, an amount of RMB 20.562 billion investment income was arisen as a result of the derecognition of the assets and liabilities of a former subsidiary (Sinopec Sichuan to East China Gas Pipeline Co., Ltd, the “Pipeline Ltd”) from the consolidated financial position of the Group when the control over Pipeline Ltd was lost. The Group continues to retain a 50% equity interest in the Pipeline Ltd, and hence its significant influence over the Pipeline Ltd. As a result, the Group deconsolidated the Pipeline Ltd when the control was lost, and accounts for its 50% equity interest in the Pipeline Ltd as an associate company.

Because of the significance of such investment income in the year ended 31 December 2016, we had placed our audit emphasis on this matter.

In auditing the investment income of capital injection by external investors into Pipeline Ltd, we have performed the following procedures:

•          Evaluated the effective date on which the Group lost control over the Pipeline Ltd, taking into consideration of factors including when the composition of the board of directors was changed.

•          Tested the consideration to the Group as compensation for the loss of control over the Pipeline Ltd by checking against the relevant bank receipt notices. Corroborated the detail of the transaction by inspecting the relevant documents, agreements and contracts.

•          Recomputed the investment income arising from the capital injection by external investors into Pipeline Ltd of RMB 20.562 billion, and agreed to management’s computation.

Based on our work, we found that the investment income of capital injection by external investors into Pipeline Ltd of RMB 20.562 billion was supported by the evidence we gathered.

OTHER INFORMATION

Management is responsible for the other information. The other information comprises all of the information included in 2016 annual report of Sinopec Corp. other than the financial statements and our auditor’s report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the CASs, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these financial statements, management is responsible for assessing Sinopec Corp.’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intend to liquidate Sinopec Corp. or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing Sinopec Corp.’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether these financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with CSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on Sinopec Corp.’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in these financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause Sinopec Corp. to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Sinopec Corp. to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

PricewaterhouseCoopers Zhong Tian LLP	Certified Public Accountants
Registered in the People’s Republic of China

Zhao Jianrong (Engagement Partner)
Gao Peng

Shanghai, the People’s Republic of China	24 March 2017

(A)	FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES CONSOLIDATED BALANCE SHEET as at 31 December 2016

	Note	At 31 December	At 31 December
		2016	2015
		RMB million	RMB million
Assets
Current assets
Cash at bank and on hand	5	142,497	69,666
Bills receivable	6	13,197	10,964
Accounts receivable	7	50,289	56,142
Other receivables	8	25,596	21,453
Prepayments	9	3,749	2,920
Inventories	10	156,511	145,608
Other current assets		20,422	26,904
Total current assets		412,261	333,657
Non-current assets
Available-for-sale financial assets	11	11,408	10,964
Long-term equity investments	12	116,812	84,293
Fixed assets	13	690,594	733,449
Construction in progress	14	129,581	152,325
Intangible assets	15	85,023	81,086
Goodwill	16	6,353	6,271
Long-term deferred expenses	17	13,537	13,919
Deferred tax assets	18	7,214	7,469
Other non-current assets	19	25,826	23,835
Total non-current assets		1,086,348	1,113,611

Total assets		1,498,609	1,447,268
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	21	30,374	74,729
Bills payable	22	5,828	3,566
Accounts payable	23	174,301	130,558
Advances from customers	24	95,928	92,688
Employee benefits payable	25	1,618	1,185
Taxes payable	26	52,886	32,492
Other payables	27	79,636	86,337
Short-term debentures payable	30	6,000	30,000
Non-current liabilities due within one year	28	38,972	11,277
Total current liabilities		485,543	462,832
Non-current liabilities
Long-term loans	29	62,461	56,493
Debentures payable	30	54,985	83,253
Provisions	31	39,298	33,186
Deferred tax liabilities	18	7,661	8,259
Other non-current liabilities	32	16,136	13,680
Total non-current liabilities		180,541	194,871

Total liabilities		666,084	657,703
Shareholders’ equity
Share capital	33	121,071	121,071
Capital reserve	34	119,525	121,576
Other comprehensive income	35	(932)	(7,984)
Specific reserve	36	765	612
Surplus reserves	37	196,640	196,640
Retained earnings		275,163	245,623
Total equity attributable to shareholders of the Company		712,232	677,538
Minority interests		120,293	112,027
Total shareholders’ equity		832,525	789,565

Total liabilities and shareholders’ equity		1,498,609	1,447,268

These financial statements have been approved by the board of directors on 24 March 2017.

Wang Yupu	Dai Houliang	Wang Dehua
Chairman (Legal representative)	Vice Chairman, President	Chief Financial Officer

The accompanying notes form part of these financial statements.

BALANCE SHEET
as at 31 December 2016

	Note	At 31 December	At 31 December
		2016	2015
		RMB million	RMB million
Assets
Current assets
Cash at bank and on hand		98,250	46,453
Bills receivable		471	540
Accounts receivable	7	38,332	29,512
Other receivables	8	45,643	64,620
Prepayments	9	3,454	1,296
Inventories		46,942	46,029
Other current assets		32,743	36,559
Total current assets		265,835	225,009
Non-current assets
Available-for-sale financial assets		297	297
Long-term equity investments	12	268,451	219,230
Fixed assets	13	373,020	439,477
Construction in progress	14	49,277	72,763
Intangible assets		7,913	8,397
Long-term deferred expenses		1,980	2,154
Other non-current assets		10,952	11,959
Total non-current assets		711,890	754,277

Total assets		977,725	979,286
Liabilities and shareholders’ equity
Current liabilities
Short-term loans		9,256	32,517
Bills payable		2,761	1,852
Accounts payable		75,787	85,182
Advances from customers		2,360	3,151
Employee benefits payable		312	290
Taxes payable		32,423	20,832
Other payables		113,841	86,427
Short-term debentures payable		6,000	30,000
Non-current liabilities due within one year		38,082	5,352
Total current liabilities		280,822	265,603
Non-current liabilities
Long-term loans		58,448	54,526
Debentures payable		36,000	65,500
Provisions		29,767	28,968
Deferred tax liabilities		505	177
Other non-current liabilities		2,607	2,238
Total non-current liabilities		127,327	151,409

Total liabilities		408,149	417,012
Shareholders’ equity
Share capital		121,071	121,071
Capital reserve		68,769	68,716
Other comprehensive income		263	(145)
Specific reserve		393	313
Surplus reserves		196,640	196,640
Retained earnings		182,440	175,679
Total shareholders’ equity		569,576	562,274

Total liabilities and shareholders’ equity		977,725	979,286

These financial statements have been approved by the board of directors on 24 March 2017.

Wang Yupu	Dai Houliang	Wang Dehua
Chairman (Legal representative)	Vice Chairman, President	Chief Financial Officer

The accompanying notes form part of these financial statements.

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2016

		Note	2016	2015
			RMB million	RMB million
Operating income		38	1,930,911	2,020,375
Less:	Operating costs	38/41	1,492,165	1,594,070
	Taxes and surcharges	39	232,006	236,349
	Selling and distribution expenses	41	49,550	46,921
	General and administrative expenses	41	74,155	72,194
	Financial expenses	40	6,611	8,980
	Exploration expenses, including dry holes	41/42	11,035	10,459
	Impairment losses	43	17,076	8,767
Add:	(Loss)/gain from changes in fair value	44	(216)	735
	Investment income	45	30,779	8,876
Operating profit			78,876	52,246
Add:	Non-operating income	46	4,964	6,947
Less:	Non-operating expenses	47	3,963	3,100
Profit before taxation			79,877	56,093
Less:	Income tax expense	48	20,707	12,613
Net profit			59,170	43,480
Including: net profit of acquiree before the consolidation under common control			86	134
Attributable to:
	Equity shareholders of the Company		46,416	32,281
	Minority interests		12,754	11,199
Basic earnings per share		59	0.383	0.267
Diluted earnings per share		59	0.383	0.267
Net profit			59,170	43,480
Other comprehensive income		35
Items that may be reclassified subsequently to profit or loss(net of tax and after reclassification adjustments):
	Cash flow hedges		2,014	3,163
	Changes in fair value of available-for-sale financial assets		(24)	62
	Share of other comprehensive income/(loss) of associates and joint ventures entities		45	(5,356)
	Foreign currency translation differences		4,298	2,268
Total other comprehensive income			6,333	137

Total comprehensive income			65,503	43,617
Attributable to:
	Equity shareholders of the Company		53,468	31,558
	Minority interests		12,035	12,059

These financial statements have been approved by the board of directors on 24 March 2017.

Wang Yupu	Dai Houliang	Wang Dehua
Chairman (Legal representative)	Vice Chairman, President	Chief Financial Officer

The accompanying notes form part of these financial statements.

INCOME STATEMENT
for the year ended 31 December 2016

		Note	2016	2015
			RMB million	RMB million
Operating income		38	726,178	845,285
Less:	Operating costs	38	513,514	609,596
	Taxes and surcharges		158,373	172,568
	Selling and distribution expenses		2,365	2,628
	General and administrative expenses		41,724	41,327
	Financial expenses		3,851	6,152
	Exploration expenses, including dry holes		11,012	10,430
	Impairment losses		14,044	5,052
Add:	Gain/(loss) from changes in fair value		33	(292)
	Investment income	45	43,519	30,582
Operating profit			24,847	27,822
Add:	Non-operating income		3,095	4,361
Less:	Non-operating expenses		1,813	1,482
Profit before taxation			26,129	30,701
Less:	Income tax expense		2,539	(179)
Net profit			23,590	30,880
Other comprehensive income
Items that may be reclassified subsequently to profit or loss(net of tax and after reclassification adjustments):
	Cash flow hedges		557	47
	Share of other comprehensive (loss)/income of associates		(149)	14
Total other comprehensive income			408	61

Total comprehensive income			23,998	30,941

These financial statements have been approved by the board of directors on 24 March 2017.

Wang Yupu	Dai Houliang	Wang Dehua
Chairman (Legal representative)	Vice Chairman, President	Chief Financial Officer

The accompanying notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2016

	Note	2016	2015
		RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		2,163,695	2,306,162
Refund of taxes and levies		2,434	3,507
Other cash received relating to operating activities		77,436	85,692
Sub-total of cash inflows		2,243,565	2,395,361
Cash paid for goods and services		(1,547,868)	(1,731,441)
Cash paid to and for employees		(62,602)	(55,472)
Payments of taxes and levies		(316,062)	(327,421)
Other cash paid relating to operating activities		(102,490)	(115,287)
Sub-total of cash outflows		(2,029,022)	(2,229,621)

Net cash flow from operating activities	50(a)	214,543	165,740
Cash flows from investing activities:
Cash received from disposal of investments		31,489	3,353
Cash received from returns on investments		4,028	3,399
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		440	427
Other cash received relating to investing activities		2,914	6,158
Net cash received from disposal of subsidiaries and other business entities		2,027	—
Sub-total of cash inflows		40,898	13,337
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(72,847)	(102,698)
Cash paid for acquisition of investments	11,12	(16,389)	(23,351)
Other cash paid relating to investing activities		(17,879)	(3,918)
Net cash paid for the acquisition of subsidiaries and other business entities		—	(89)
Sub-total of cash outflows		(107,115)	(130,056)

Net cash flow from investing activities		(66,217)	(116,719)
Cash flows from financing activities:
Cash received from capital contributions		343	105,529
Including: Cash received from minority shareholders’ capital contributions to subsidiaries		343	105,529
Cash received from borrowings		506,097	1,090,241
Sub-total of cash inflows		506,440	1,195,770
Cash repayments of borrowings		(569,091)	(1,152,837)
Cash paid for dividends, profits distribution or interest		(30,396)	(33,840)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(6,553)	(1,481)
Sub-total of cash outflows		(599,487)	(1,186,677)

Net cash flow from financing activities		(93,047)	9,093
Effects of changes in foreign exchange rate		256	293

Net increase in cash and cash equivalents	50(b)	55,535	58,407

These financial statements have been approved by the board of directors on 24 March 2017.

Wang Yupu	Dai Houliang	Wang Dehua
Chairman (Legal representative)	Vice Chairman, President	Chief Financial Officer

The accompanying notes form part of these financial statements.

CASH FLOW STATEMENT
for the year ended 31 December 2016

	Note	2016	2015
		RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		831,578	975,387
Refund of taxes and levies		1,323	2,954
Other cash received relating to operating activities		85,932	69,615
Sub-total of cash inflows		918,833	1,047,956
Cash paid for goods and services		(504,152)	(643,612)
Cash paid to and for employees		(35,190)	(35,061)
Payments of taxes and levies		(189,557)	(213,949)
Other cash paid relating to operating activities		(50,638)	(165,867)
Sub-total of cash outflows		(779,537)	(1,058,489)

Net cash flow from operating activities		139,296	(10,533)
Cash flows from investing activities:
Cash received from disposal of investments		29,002	146,685
Cash received from returns on investments		22,233	22,822
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		1,885	4,390
Other cash received relating to investing activities		1,488	967
Net cash received from disposal of subsidiaries and other business entities		2,027	—
Sub-total of cash inflows		56,635	174,864
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(43,765)	(77,403)
Cash paid for acquisition of investments		(39,505)	(29,246)
Other cash paid relating to investing activities		(10,130)	—
Sub-total of cash outflows		(93,400)	(106,649)

Net cash flow from investing activities		(36,765)	68,215
Cash flows from financing activities:
Cash received from borrowings		153,790	285,281
Sub-total of cash inflows		153,790	285,281
Cash repayments of borrowings		(192,828)	(267,932)
Cash paid for dividends or interest		(21,826)	(30,382)
Sub-total of cash outflows		(214,654)	(298,314)

Net cash flow from financing activities		(60,864)	(13,033)

Net increase in cash and cash equivalents		41,667	44,649

These financial statements have been approved by the board of directors on 24 March 2017.

Wang Yupu	Dai Houliang	Wang Dehua
Chairman (Legal representative)	Vice Chairman, President	Chief Financial Officer

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2016

		Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 31 December 2014		118,280	48,703	(7,261)	491	193,552	240,718	594,483	52,612	647,095
Adjustment for the combination of entities under common control (Note 1)		—	2,214	—	—	—	—	2,214	1,811	4,025
Balance at 1 January 2015		118,280	50,917	(7,261)	491	193,552	240,718	596,697	54,423	651,120
Change for the period
1.	Net profit	—	—	—	—	—	32,281	32,281	11,199	43,480
2.	Other comprehensive income (Note 35)	—	—	(1,169)	—	—	—	(1,169)	1,306	137
Total comprehensive income		—	—	(1,169)	—	—	32,281	31,112	12,505	43,617
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	– Appropriation for surplus reserves	—	—	—	—	3,088	(3,088)	—	—	—
	– Distributions to shareholders (Note 49)	—	—	—	—	—	(24,214)	(24,214)	—	(24,214)
4.	Conversion of the 2011 Convertible Bonds (Note 33)	2,791	14,026	—	—	—	—	16,817	—	16,817
5.	Transaction with minority interests	—	326	—	—	—	—	326	(326)	—
6.	Contributions to subsidiaries from minority interests	—	56,224	446	—	—	—	56,670	48,807	105,477
7.	Distributions to the original shareholders in the combination of entities under common control	—	—	—	—	—	(74)	(74)	(60)	(134)
8.	Distributions to minority interests	—	—	—	—	—	—	—	(3,389)	(3,389)

Total transactions with owners, recorded directly in shareholders’ equity		2,791	70,576	446	—	3,088	(27,376)	49,525	45,032	94,557
9.	Net decrease in specific reserve for the year	—	—	—	121	—	—	121	70	191
10.	Others	—	83	—	—	—	—	83	(3)	80

Balance at 31 December 2015		121,071	121,576	(7,984)	612	196,640	245,623	677,538	112,027	789,565
Balance at 1 January 2016		121,071	121,576	(7,984)	612	196,640	245,623	677,538	112,027	789,565
Change for the year
1.	Net profit	—	—	—	—	—	46,416	46,416	12,754	59,170
2.	Other comprehensive income (Note 35)	—	—	7,052	—	—	—	7,052	(719)	6,333
Total comprehensive income		—	—	7,052	—	—	46,416	53,468	12,035	65,503
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	– Appropriation for surplus reserves (Note 37)	—	—	—	—	—	—	—	—	—
	– Distributions to shareholders (Note 49)	—	—	—	—	—	(16,829)	(16,829)	—	(16,829)
4.	Transaction with minority interests	—	(30)	—	—	—	—	(30)	263	233
5.	Distributions to the original shareholders in the combination of entities under common control	—	—	—	—	—	(47)	(47)	(39)	(86)
6.	Distributions to minority interests	—	—	—	—	—	—	—	(6,146)	(6,146)
7.	Adjustment for the combination of entities under common control (Note 1)	—	(2,137)	—	—	—	—	(2,137)	2,137	—
Total transactions with owners, recorded directly in shareholders’ equity		—	(2,167)	—	—	—	(16,876)	(19,043)	(3,785)	(22,828)
8.	Net increase in specific reserve for the year (Note 36)	—	—	—	153	—	—	153	7	160
9.	Others	—	116	—	—	—	—	116	9	125
Balance at 31 December 2016		121,071	119,525	(932)	765	196,640	275,163	712,232	120,293	832,525

These financial statements have been approved by the board of directors on 24 March 2017.

Wang Yupu	Dai Houliang	Wang Dehua
Chairman (Legal representative)	Vice Chairman, President	Chief Financial Officer

The accompanying notes form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2016

		Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2015		118,280	54,690	(206)	232	193,552	172,101	538,649
Change for the year
1.	Net profit	—	—	—	—	—	30,880	30,880
2.	Other comprehensive income	—	—	61	—	—	—	61
Total comprehensive income		—	—	61	—	—	30,880	30,941
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	– Appropriation for surplus reserves	—	—	—	—	3,088	(3,088)	—
	– Distributions to shareholders (Note 49)	—	—	—	—	—	(24,214)	(24,214)
4.	Conversion of the 2011 Convertible Bonds (Note 33)	2,791	14,026	—	—	—	—	16,817
Total transactions with owners, recorded directly in shareholders’ equity		2,791	14,026	—	—	3,088	(27,302)	(7,397)
5.	Net decrease in specific reserve for the year	—	—	—	81	—	—	81

Balance at 31 December 2015		121,071	68,716	(145)	313	196,640	175,679	562,274
Balance at 1 January 2016		121,071	68,716	(145)	313	196,640	175,679	562,274
Change for the year
1.	Net profit	—	—	—	—	—	23,590	23,590
2.	Other comprehensive income	—	—	408	—	—	—	408
	Total comprehensive income	—	—	408	—	—	23,590	23,998
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	– Appropriation for surplus reserves	—	—	—	—	—	—	—
	– Distributions to shareholders (Note 49)	—	—	—	—	—	(16,829)	(16,829)
Total transactions with owners, recorded directly in shareholders’ equity		—	—	—	—	—	(16,829)	(16,829)
4.	Net increase in specific reserve for the year	—	—	—	80	—	—	80
5.	Others	—	53	—	—	—	—	53

Balance at 31 December 2016		121,071	68,769	263	393	196,640	182,440	569,576

These financial statements have been approved by the board of directors on 24 March 2017.

Wang Yupu	Dai Houliang	Wang Dehua
Chairman (Legal representative)	Vice Chairman, President	Chief Financial Officer

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2016

1	STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company. The company is registered in Beijing, the People’s Republic of China, and the headquarter is located in Beijing, the People’s Republic of China. The approval date of the financial report is 24 March 2017.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” (the “Reorganisation”), the Company was established by China Petrochemical Corporation (“Sinopec Group Company”), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi [2000] No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

(1)	the exploration, development and production of crude oil and natural gas;

(2)	the refining, transportation, storage and marketing of crude oil and petroleum product; and

(3)	the production and sale of chemical.

Pursuant to the resolution passed at the Directors’ meeting on 29 October 2015, the Company entered into the JV Agreement with Sinopec Assets Management Corporation (“SAMC”) in relation to the formation of the Gaoqiao Petrochemical Co. Ltd. According to the JV Agreement, the Company and SAMC jointly set up Gaoqiao Petrochemical Co. Ltd. for RMB 100 million in cash in 2016. Subsequently, the Company subscribed capital contribution with the net assets of Gaoqiao Branch of the Company and SAMC subscribed capital contribution with the net assets of Gaoqiao Branch of SAMC. The capital contribution was completed on 1 June 2016, after which the Company held 55% of Gaoqiao Petrochemical Co. Ltd.’s voting rights and become the parent company of Gaoqiao Petrochemical Co.Ltd..

As Sinopec Group Company controls both the Group and SAMC, the non-cash transaction described above between Sinopec and SAMC has been accounted as business combination under common control. Accordingly, the assets and liabilities of Gaoqiao Branch of SAMC have been accounted for at historical cost, and the consolidated financial statements of the Group prior to these acquisitions have been restated to include the results of operation and the assets and liabilities of Gaoqiao Branch of SAMC on a combined basis.

(1)	The financial information disclosed in the consolidated scope changes are as follows:

The acquiree	Obtain Proportion	The basis for the business combination under the common control	Consolidation date	Determination basis of consolidation date	Revenue of the acquiree from 1 January 2016 to the consolidation date RMB Million	Net profit of the acquiree from 1 January 2016 to the consolidation date RMB Million	Revenue of the acquiree from 1 January 2015 to 31 December 2015 RMB Million	Net profit of the acquiree from 1 January 2015 to 31 December 2015 RMB Million	Operating cash flow of the acquiree from 1 January 2016 to the consolidation date RMB Million	Net cash flow of the acquiree from 1 January 2016 to the consolidation date RMB Million

Gaoqiao Branch of SAMC	55%	The acquiree and the company are controlled by Sinopec Group Company both before and after combination, and the control is not transitory.	1 June 2016	The consolidation date is the date on which the Company effectively obtains control of the acquiree.	916	86	2,563	134	(85)	(399)

(2)	The consolidation cost is as follow:

Consolidation cost (RMB million)	2,137

1	STATUS OF THE COMPANY (CONTINUED)

(3)	The carrying value of the assets and liabilities of the acquiree are as follows:

	At Consolidation date	At 31 December 2015
	Book Value	Book Value
	RMB million	RMB million

Current assets	937	1,287
Total assets	4,130	4,174
Current liabilities	203	225
Total liabilities	203	232
Total shareholders’ equity	3,927	3,942

Details of the Company’s principal subsidiaries are set out in Note 53.

2	BASIS OF PREPARATION

(1)	Statement of compliance of China Accounting Standards for Business Enterprises (“ASBE”)
The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises-Basic Standards, specific standards and relevant regulations (hereafter referred as ASBE collectively) issued by the MOF on or after 15 February 2006. These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” issued by the China Securities Regulatory Commission (“CSRC”). These financial statements present truly and completely the consolidated and company financial position as at 31 December 2016, and the consolidated and company financial performance and the consolidated and company cash flows for the year then ended.

These financial statements are prepared on a basis of going concern.

(2)	Accounting period
The accounting year of the Group is from 1 January to 31 December.

(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

—	Financial asset and financial liability with change in fair value recognised through profit or loss (see Note 3(11))

—	Available-for-sale financial assets (see Note 3(11))

—	Convertible bonds (see Note 3(11))

—	Derivative financial instruments (see Note 3(11))

(4)	Functional currency and presentation currency
The functional currency of the Company’s and most of its subsidiaries are Renminbi. The Group’s consolidated financial statements are presented in Renminbi. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

The Group determines specific accounting policies and accounting estimates based on the characteristics of production and operational activities, mainly reflected in the accounting for allowance for accounts receivable (Note 3(12)), valuation of inventories (Note 3(4)), depreciation of fixed assets and depletion of oil and gas properties (Note 3(6), (7)), measurement of provisions (Note 3(16)), etc.

Principal accounting estimates and judgements of the Group are set out in Note 52.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(1)	Accounting treatment of business combination involving entities under common control and not under common control

(a)	Business combination involving entities under common control
A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained earnings in case of any shortfall in the share premium of capital reserve. Any costs directly attributable to the combination shall be recognised in profit or loss for the current period when occurred. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. The combination date is the date on which the acquirer effectively obtains control of the acquiree.

(b)	Business combination involving entities not under common control
A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. Difference between the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, and the Group’s interest in the fair value of the identifiable net assets of the acquiree, is recognised as goodwill (Note 3(9)) if it is an excess, otherwise in the profit or loss. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in the profit or loss for the year. The difference between the fair value and the book value of the assets given is recognised in profit or loss. The acquiree’s identifiable assets, liabilities and contingent liabilities, if satisfying the recognition criteria, are recognised by the Group at their fair value at the acquisition date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

(c)	Method for preparation of consolidated financial statements
The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control means an entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets at the acquisition date is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. If the credit balance of capital reserve (capital surplus) is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the year. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the Group derecognises assets, liabilities, minority interests and other equity items related to the subsidiary. The remaining equity investment is remeasured to fair value at the date in which control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group’s previous share of the subsidiary’s identifiable net assets recorded from the acquisition date, is recognised in investment income in the period in which control is lost. Other comprehensive income related to the previous equity investment in the subsidiary, is transferred to investment income when control is lost.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(1)	Accounting treatment of business combination involving entities under common control and not under common control (Continued)

(c)	Method for preparation of consolidated financial statements (Continued)
Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests’ share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

The unrealised profit or loss arising from the sale of assets by the Company to its subsidiaries is eliminated in full against the net profit attributed to shareholders; the unrealised profit or loss from the sale of assets by subsidiaries to the Company is eliminated according to the distribution ratio between shareholders of the parent company and minority interests. For sale of assets that occurred between subsidiaries, the unrealised gains and losses is eliminated according to the distribution ratio for its subsidiaries seller between net profit attributable to shareholders of the parent company and minority interests.

(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (“PBOC rates”) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as other comprehensive income, if it is classified as available-for-sale financial assets; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated into Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding “Retained earnings”, are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates or an exchange rate that approximates the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented as other comprehensive income in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to profit or loss in the year in which the disposal occurs.

(3)	Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

(4)	Inventories
Inventories are initially measured at cost. Cost includes the cost of purchase and processing, and other expenditures incurred in bringing the inventories to their present location and condition. The cost of inventories is calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the quantity of inventory held to satisfy sales or service contracts is measured based on the contract price. If the quantities held by the Group are more than the quantities of inventories specified in sales contracts, the net realisable value of the excess portion of inventories is measured based on general selling prices.

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(5)	Long-term equity investments

(a)	Investment in subsidiaries
In the Company’s separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method. Except for cash dividends or profits distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognises its share of the cash dividends or profit distributions declared by the investee as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment. Investments in subsidiaries are stated at cost less impairment losses (see Note 3(12)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained earnings.

For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost comprises the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving enterprises under common control, if it is achieved in stages, the initial cost comprises the carrying value of previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

(b)	Investment in joint ventures entities and associates
A joint venture is an incorporated entity over which the Group, based on legal form, contractual terms and other facts and circumstances, has joint control with the other parties to the joint venture and rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the Group and the parties sharing control.

An associate is the investee that the Group has significant influence on their financial and operating policies. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The Group generally considers the following circumstances in determining whether it can exercise significant influence over the investee: whether there is representative appointed to the board of directors or equivalent governing body of the investee; whether to participate in the investee’s policy-making process; whether there are significant transactions with the investees; whether there is management personnel sent to the investee; whether to provide critical technical information to the investee.

An investment in a joint ventures entity or an associate is accounted for using the equity method, unless the investment is classified as held for sale (see Note 3(10)).

The initial cost of investment in joint ventures entities and associates is stated at the consideration paid except for cash dividends or profits distributions declared but unpaid at the time of acquisition and therefore included in the consideration paid should be deducted if the investment is made in cash. Under the circumstances that the long-term investment is obtained through non-monetary asset exchange, the initial cost of the investment is stated at the fair value of the assets exchanged if the transaction has commercial substance, the difference between the fair value of the assets exchanged and its carrying amount is charged to profit or loss; or stated at the carrying amount of the assets exchanged if the transaction lacks commercial substance.

The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses and other comprehensive income as investment income or losses and other comprehensive income, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(5)	Long-term equity investments (Continued)

(b)	Investment in joint ventures entities and associates (Continued)
The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or joint ventures entities are eliminated to the extent of the Group’s interest in the associates or joint ventures entities. Unrealised losses resulting from transactions between the Group and its associates or joint ventures entities are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that is in substance forms part of the Group’s net investment in the associate or the joint ventures entity is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. However, if the Group has incurred obligations for additional losses and the conditions on recognition of provision are satisfied in accordance with the accounting standard on contingencies, the Group continues recognising the investment losses and the provision. Where net profits are subsequently made by the associate or joint venture entity, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The Group adjusts the carrying amount of the long-term equity investment for changes in owners’ equity of the investee other than those arising from net profits or losses and other comprehensive income, and recognises the corresponding adjustment in capital reserve.

(c)	The impairment assessment method and provision accrual on investment
The impairment assessment and provision accrual on investments in subsidiaries, associates and joint ventures entities are stated in Note 3(12).

(6)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use. According to legal or contractual obligations, costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Other than oil and gas properties, the cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale (see Note 3(10)). The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value

Plants and buildings	12-50 years	3%
Equipment, machinery and others	4-30 years	3%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(7)	Oil and gas properties
Oil and gas properties include the mineral interests in properties, wells and related support equipment arising from oil and gas exploration and production activities.

The acquisition cost of mineral interest is capitalised as oil and gas properties. Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to profit or loss in the year as incurred.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

(8)	Intangible assets
Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale (see Note 3(10)).

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

Useful lives and amortisation methods are reviewed at least each year end.

(9)	Goodwill
The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

(10)	Held for sale and discontinued operation
Non-current assets or disposal group that meet the following conditions will be classified as held for sale. (i) for the non-current assets or the disposal group, they can only be sold immediately in current condition, according to the usual terms of selling the assets or disposal group; (ii) the Group has made the resolution and obtain the appropriate approval on disposal of the non-current assets or the disposal group; (iii) the Group has signed an irrevocable transfer agreement with the transferee; (iv) the transfer will be completed within one year.

Non-current assets, except for financial assets and deferred tax assets that satisfy the cognition criteria for assets held for sale are stated at the lower of carrying amount and the fair value less costs to sell. Any excess of the original carrying amount over the fair value less costs to sell is recognised as asset impairment loss.

The assets and liabilities in the non-current asset or disposal groups which have been classified as assets held for sale are classified as current assets and current liabilities, and are presented separately in the consolidated balance sheet.

A discontinued operation is a component of the Group that either has been disposed of, or is classified as held for sale, can be clearly distinguished operationally and for financial reporting purposes from the rest of the Group and (i) represents a separate major line of business or geographical area of operations, (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or (iii) is a subsidiary acquired exclusively with a view to resale.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments
Financial instruments of the Group include cash and cash equivalents, bond investments, equity securities other than long-term equity investments, receivables, derivative financial instruments, payables, loans, bonds payable, and share capital, etc.

(a)	Classification, recognition and measurement of financial instruments
The Group recognises a financial asset or a financial liability on its balance sheet when the Group enters into and becomes a party to the underlining contract of the financial instrument.

The Group classifies financial assets and liabilities into different categories at initial recognition based on the purpose of acquiring assets and assuming liabilities: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Financial assets and financial liabilities are initially recognised at fair value. For financial asset or financial liability of which the change in its fair value is recognised in profit or loss, the relevant transaction cost is recognised in profit or loss. The transaction costs for other financial assets or financial liabilities are included in the initially recognised amount. Subsequent to initial recognition financial assets and liabilities are measured as follows:

—	Financial asset or financial liability with change in fair value recognised through profit or loss

A financial asset or financial liability is classified as at fair value through profit or loss if it is acquired or incurred principally for the purpose of selling or repurchasing in the near term or if it is a derivative, unless the derivative is a designated and effective hedging instrument, or a financial guarantee contract, or a derivative that is linked to and must be settled by delivery of an unquoted equity instrument (without a quoted price from an active market) whose fair value cannot be reliably measured. These financial instruments are initially measured at fair value with subsequently changes in fair value recognised in profit or loss. Subsequent to initial recognition, financial assets and financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

—	Loans and Receivables

Loans and Receivables are non-derivative financial assets with fixed or determinable recoverable amount and with no quoted price in active market. After the initial recognition, loans and receivables are measured at amortised cost using the effective interest rate method.

—	Held-to-maturity investment

Held-to-maturity investment includes non-derivative financial assets with fixed or determinable recoverable amount and fixed maturity that the Group has the positive intention and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method.

—	Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are designated as available for sales and other financial assets which do not fall into any of the above categories.

Available-for-sale financial assets whose fair value cannot be measured reliably are measured at cost subsequent to initial recognition. Other than the above equity instrument investments whose fair values cannot be measured reliably, other available-for-sale financial assets are initially stated at fair values. The gains or losses arising from changes in the fair value are directly recognised in equity, except for the impairment losses and exchange differences from monetary financial assets denominated in foreign currencies, which are recognised in profit or loss. The cumulative gains and losses previously recognised in equity are transferred to profit or loss when the available-for-sale financial assets are derecognised. Dividend income from these equity instruments is recognised in profit or loss when the investee declares the dividends. Interest on available-for-sale debt instrument investments calculated using the effective interest rate method is recognised in profit or loss (see Note 3(17) (c)).

—	Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Other financial liabilities include the liabilities arising from financial guarantee contracts. Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the holder) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, subsequent to initial recognition, the guarantee is measured at the higher of the amount initially recognised less accumulated amortisation and the amount of a provision determined in accordance with the principles of contingencies (see Note 3(16)).

Except for the other financial liabilities described above, subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(b)	Disclosure of financial assets and financial liabilities
In the balance sheet, financial assets and liabilities are not offset unless all the following conditions are met:

—	the Group has a legally enforceable right to set off financial assets against financial liabilities; and

—	the Group intends to settle the financial assets and liabilities on a net basis, or to realise the assets and settle the liabilities simultaneously.

(c)	Determination of fair value
If there is an active market for a financial asset or financial liability, the quoted price in the active market is used to establish the fair value of the financial asset or financial liability.

If no active market exists for a financial instrument, a valuation technique is used to establish the fair value. Valuation techniques include using arm’s length market transactions between knowledge, and willing parties; reference to the current fair value of other instrument that is substantially the same; discounted cash flows and option pricing model. The Group calibrates the valuation technique and tests it for validity periodically.

(d)	Hedge accounting
Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period(s).

Hedged items are the items that expose the Group to risks of changes in fair value or future cash flows and that are designated as being hedged. The Group’s hedged items include fixed-rate borrowings that expose the Group to risk of changes in fair values, floating rate borrowings that expose the Group to risk of variability in cash flows, and a forecast transaction that is settled with a fixed amount of foreign currency and expose the Group to foreign currency risk, and a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated derivative whose changes in fair value or cash flows are expected to offset changes in the fair value or cash flows of the hedged item.

The hedge is assessed by the Group for effectiveness on an ongoing basis and determined to have been highly effective throughout the accounting periods for which the hedging relationship was designated. The Group uses a ratio analysis to assess the subsequent effectiveness of a cash flow hedge, and uses a regression analysis to assess the subsequent effectiveness of a fair value hedge.

—	Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity as a separate component. That effective portion is adjusted to the lesser of the following (in absolute amounts):

—	the cumulative gain or loss on the hedging instrument from inception of the hedge;

—	the cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset, the associated gain or loss is removed from shareholders’ equity, included in the initial cost of the non-financial asset, and recognised in profit or loss in the same year during which the non-financial asset affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from shareholders’ equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the Group will discontinue the hedge accounting treatments prospectively. In this case, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall not be reclassified into profit or loss and is recognised in accordance with the above policy when the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall be reclassified into profit or loss immediately.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(d)	Hedge accounting (Continued)

—	Fair value hedges

A fair value hedge is a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or unrecognised firm commitment.

The gain or loss from remeasuring the hedging instrument at fair value is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged item is a financial instrument measured at amortised cost, any adjustment to the carrying amount of the hedged item is amortised to profit or loss from the adjustment date to the maturity date using the recalculated effective interest rate at the adjustment date.

—	Hedge of net investment in foreign operation

A hedge of a net investment in a foreign operation is a hedge of the exposure to foreign exchange risk associated with a net investment in a foreign operation. The portion of the gain or loss on a hedging instrument that is determined to be an effective hedge is recognised directly in equity as a separate component until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss.

(e)	Convertible bonds

—	Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

Subsequent to initial recognition, the liability component of a convertible corporate bond is measured at amortised cost using the effective interest method, unless it is designated at fair value through profit or loss. The equity component of a convertible corporate bond is not remeasured subsequent to initial recognition.

If the convertible corporate bond is converted, the liability component, together with the equity component, is transferred to share capital and capital reserve (share premium). If the convertible corporate bond is redeemed, the consideration paid for the redemption, together with the transaction costs that relate to the redemption, are allocated to the liability and equity components. The difference between the allocated and carrying amounts is charged to profit or loss if it relates to the liability component or is directly recognised in equity if it relates to the equity component.

—	Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in profit or loss.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in profit or loss. The liability component is subsequently carried at amortised cost using the effective interest method until extinguished on conversion or redemption. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amount of both components is recognised in profit or loss.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(f)	Derecognition of financial assets and financial liabilities
The Group derecognises a financial asset when the contractual right to receive cash flows from the financial asset expires, or where the Group transfers substantially all risks and rewards of ownership of the financial asset, or where the Group neither transfers nor retains substantially all risks and rewards of ownership of the financial asset but the Group gives up the control of a financial asset.

On derecognition of a financial asset, the difference between the following amounts is recognised in profit or loss:

—	the carrying amounts; and

—	the sum of the consideration received and any cumulative gain or loss that had been recognised directly in equity.

Where the obligations for financial liabilities are completely or partially discharged, the entire or parts of financial liabilities are derecognised.

(12)	Impairment of financial assets and non-financial long-term assets

(a)	Impairment of financial assets
The carrying amount of financial assets (except those financial assets stated at fair value with changes in the fair values charged to profit or loss) are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

Objective evidences of impairment include but not limited to:

(i)	significant financial difficulty of the debtor;

(ii)	a breach of contract, such as a default or delinquency in interest or principal payments;

(iii)	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

(iv)	due to the significant financial difficulty of the debtor, financial assets is unable to be traded in active market;

(v)	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and the cost of investment may not be recoverable; and

(vi)	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

—	Receivables and held-to-maturity investments

Receivables are assessed for impairment on the combination of an individual basis and the aging analysis.

Held-to-maturity investments are assessed for impairment on an individual basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable or held-to-maturity investment is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognised in profit or loss.

Impairment loss on receivables and held-to-maturity investments is reversed in profit or loss if evidence suggests that the financial assets’ carrying amounts have increased and the reason for the increase is objectively as a result of an event occurred after the recognition of the impairment loss. The reversed carrying amount shall not exceed the amortised cost if the financial assets had no impairment recognised.

—	Available-for-sale financial assets

Available-for-sale financial assets are assessed for impairment on an individual basis. Objective evidence of impairment for equity instruments classified as available-for-sale includes information about significant but not temporary decline in the fair value of the equity investment instrument below its cost. The Group assesses equity instruments classified as available-for-sale separately at the end of each reporting period, it will be considered as impaired if the fair value of the equity instrument at reporting date is less than its initial investment cost over 50% (including 50%) or the duration of the fair value below its initial investment cost is more than one (including one) year, if the fair value of the equity instrument at reporting date is less than its initial investment cost over 20% (including 20%) but below 50%, other related factors such as price volatility will be taken into consideration to assess if it is impaired.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(12)	Impairment of financial assets and non-financial long-term assets (Continued)

(a)	Impairment of financial assets (Continued)
When available-for-sale financial assets measured at fair value are impaired, despite not being derecognised, the cumulative losses resulted from the decrease in fair value which had previously been recognised directly in shareholders’ equity, are reversed and charged to profit or loss.

When available-for-sale financial assets measured at cost are impaired, the differences between the book value and the discounted present value with the market return of similar financial assets are charged to profit or loss.

Impairment loss of available-for-sale debt instrument is reversed, if the reason for the subsequent increase in fair value is objectively as a result of an event occurred after the recognition of the impairment loss. Impairment loss for available-for-sale equity instrument is not reversed through profit or loss. Impairment loss for available-for-sale financial assets measured by the cost cannot be reversed in the following period.

(b)	Impairment of other non-financial long-term assets
Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, oil and gas properties, construction in progress, goodwill, intangible assets and investments in subsidiaries, associates and joint ventures may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(13)	Long-term deferred expenses
Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

(14)	Employee benefits
Employee benefits are all forms of considerations and compensation given in exchange for services rendered by employees, including short term compensation, post-employment benefits, termination benefits and other long term employee benefits.

(a)	Short term compensation
Short term compensation includes salaries, bonuses, allowances and subsidies, employee benefits, medical insurance premiums, work-related injury insurance premium, maternity insurance premium, contributions to housing fund, unions and education fund and short-term absence with payment etc. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the short term compensation actually incurred as a liability and charged to the cost of an asset or to profit or loss in the same period, and non-monetary benefits are valued with the fair value.

(b)	Post-employment benefits
The Group classifies post-employment benefits into either Defined Contribution Plan (DC plan) or Defined Benefit Plan (DB plan). DC plan means the Group only contributes a fixed amount to an independent fund and no longer bears other payment obligation; DB plan is post-employment benefits other than DC plan. In this reporting period, the post-employment benefits of the Group primarily comprise basic pension insurance and unemployment insurance and both of them are DC plans.

Basic pension insurance

Employees of the Group participate in the social insurance system established and managed by local labor and social security department. The Group makes basic pension insurance to the local social insurance agencies every month, at the applicable benchmarks and rates stipulated by the government for the benefits of its employees. After the employees retire, the local labor and social security department has obligations to pay them the basic pension. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the accrued amount according to the above social security provisions as a liability and charged to the cost of an asset or to profit or loss in the same period.

(c)	Termination benefits
When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss under the conditions of both the Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

(15)	Income tax
Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to business combinations and items recognised directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset if the Group has a legally enforceable right to set them off and also intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases. Unused tax losses and unused tax credits able to be utilised in subsequent years are treated as temporary differences. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(15)	Income tax (Continued)
The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

—	the taxable entity has a legally enforceable right to offset current tax assets and current tax liabilities; and

—	they relate to income taxes levied by the same tax authority on either:

—	the same taxable entity; or

—
different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(16)	Provisions
Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

(17)	Revenue recognition
Revenue is the gross inflow of economic benefits arising in the course of the Group’s normal activities when the inflows result in increase in shareholder’s equity, other than increase relating to contributions from shareholders. Revenue is recognised in profit or loss when it is probable that the economic benefits will flow to the Group, the revenue and costs can be measured reliably and the following respective conditions are met.

(a)	Revenues from sales of goods
Revenue from the sales of goods is recognised when all of the general conditions stated above and following conditions are satisfied:

—	the significant risks and rewards of ownership and title have been transferred to buyers; and

—	the Group does not retain the management rights, which is normally associated with owner, on goods sold and has no control over the goods sold.

Revenue from the sales of goods is measured at fair value of the considerations received or receivable under the sales contract or agreement.

(b)	Revenues from rendering services
The Group determines the revenue from the rendering of services according to the fair value of the received or to-be received price of the party that receives the services as stipulated in the contract or agreement.

At the balance sheet date, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from rendering of services is recognised in the income statement by reference to the stage of completion of the transaction based on the proportion of services performed to date to the total services to be performed.

When the outcome of rendering the services cannot be estimated reliably, revenues are recognised only to the extent that the costs incurred are expected to be recoverable. If the costs of rendering of services are not expected to be recoverable, the costs are recognised in profit or loss when incurred, and revenues are not recognised.

(c)	Interest income
Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(18)	Government grants
Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(19)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(20)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in profit or loss when incurred.

(21)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred. Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reliably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

(22)	Research and development costs
Research costs and development costs that cannot meet the capitalisation crateria are recognised in profit or loss when incurred.

(23)	Operating leases
Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

(24)	Dividends
Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements. Dividends are recognised as a liability in the period in which they are declared.

(25)	Related parties
If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

(a)	the holding company of the Company;

(b)	the subsidiaries of the Company;

(c)	the parties that are subject to common control with the Company;

(d)	investors that have joint control or exercise significant influence over the Group;

(e)	enterprises or individuals if a party has control, joint control over both the enterprises or individuals and the Group;

(f)	joint ventures of the Group, including subsidiaries of the joint ventures;

(g)	associates of the Group, including subsidiaries of the associates;

(h)	principle individual investors of the Group and close family members of such individuals;

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(25)	Related parties (Continued)
(i)	key management personnel of the Group, and close family members of such individuals;

(j)	key management personnel of the Company’s holding company;

(k)	close family members of key management personnel of the Company’s holding company; and

(l)	an entity which is under control, joint control of principle individual investor, key management personnel or close family members of such individuals.

(26)	Segment reporting
Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

—	engage in business activities from which it may earn revenues and incur expenses;

—	whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

—	for which financial information regarding financial position, results of operations and cash flows are available.

Inter-segment revenues are measured on the basis of actual transaction price for such transactions for segment reporting, and segment accounting policies are consistent with those for the consolidated financial statements.

4	TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value added tax, city construction tax, education surcharge and local education surcharge.

Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

Products	Effective from 13 December 2014 (RMB/Ton)	Effective from 13 January 2015 (RMB/Ton)
Gasoline	1,943.20	2,109.76
Diesel	1,293.60	1,411.20
Naphtha	1,939.00	2,105.20
Solvent oil	1,794.80	1,948.64
Lubricant oil	1,576.40	1,711.52
Fuel oil	1,116.50	1,218.00
Jet fuel oil	1,370.60	1,495.20

Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

Pursuant to the ‘Circular on the Overall Promotion of Pilot Program of Levying VAT in place of Business Tax’(Cai Shui [2016] 36) jointly issued by the Ministry of Finance and the State Administration of Taxation, revenue from modern service of the subsidiaries of the Group, are subject to VAT from 1 May 2016, and the applicable tax rate is 6%, while the business tax was from 3% to 5% before then.

5	CASH AT BANK AND ON HAND

The Group

	At 31 December 2016			At 31 December 2015
	Original currency	Exchange	RMB	Original currency	Exchange	RMB
	million	rates	million	million	rates	million
Cash on hand
Renminbi			10			16
Cash at bank
Renminbi			91,855			42,030
US Dollars	1,499	6.9370	10,406	1,412	6.4936	9,168
Hong Kong Dollars	87	0.8945	78	96	0.8378	80
Others			75			69
			102,424			51,363
Deposits at related parities
Renminbi			21,843			14,290
US Dollars	2,619	6.9370	18,181	609	6.4936	3,962
Other			49			51
			40,073			18,303
Total			142,497			69,666

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 31 December 2016, time deposits with financial institutions of the Group amounted to RMB 18,029 million (2015: RMB 733 million).

At 31 December 2016, structured deposits with financial institutions of the Group amounted to RMB 75,000 million (2015: RMB 25,380 million).

6	BILLS RECEIVABLE

Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 31 December 2016, the Group’s outstanding endorsed or discounted bills (with recourse) amounted to RMB 7,523 million (2015: RMB 5,352 million).

7	ACCOUNTS RECEIVABLE

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2016	2015	2016	2015
	RMB million	RMB million	RMB million	RMB million
Amounts due from subsidiaries	—	—	33,142	24,222
Amounts due from Sinopec Group Company and fellow subsidiaries	6,398	18,672	1,662	677
Amounts due from associates and joint ventures	4,580	3,734	2,036	1,980
Amounts due from others	39,994	34,261	1,720	2,771
	50,972	56,667	38,560	29,650
Less: Allowance for doubtful accounts	683	525	228	138
Total	50,289	56,142	38,332	29,512

Ageing analysis on accounts receivable is as follows:

	The Group
	At 31 December 2016				At 31 December 2015
	Amount	Percentage to total accounts receivable	Allowance	Percentage of allowance to accounts receivable balance	Amount	Percentage to total accounts receivable	Allowance	Percentage of allowance to accounts receivable balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	49,854	97.8	—	—	55,385	97.8	7	—
Between one and two years	464	0.9	231	49.8	750	1.3	35	4.7
Between two and three years	225	0.4	48	21.3	59	0.1	23	39.0
Over three years	429	0.9	404	94.2	473	0.8	460	97.3
Total	50,972	100.0	683		56,667	100.0	525

	The Company
	At 31 December 2016				At 31 December 2015
	Amount	Percentage to total accounts receivable	Allowance	Percentage of allowance to accounts receivable balance	Amount	Percentage to total accounts receivable	Allowance	Percentage of allowance to accounts receivable balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	38,023	98.7	—	—	24,578	82.8	—	—
Between one and two years	357	0.9	114	31.9	2,809	9.5	12	0.4
Between two and three years	49	0.1	10	20.4	2,125	7.2	2	0.1
Over three years	131	0.3	104	79.4	138	0.5	124	89.9
Total	38,560	100.0	228		29,650	100.0	138

At 31 December 2016 and 2015, the total amounts of the top five accounts receivable of the Group are set out below:

	At 31 December	At 31 December
	2016	2015
Total amount (RMB million)	14,967	20,975
Percentage to the total balance of accounts receivable	29.4%	37.0%
Allowance for doubtful accounts	—	—

During the year ended 31 December 2016 and 2015, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During the year ended 31 December 2016 and 2015, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided in prior years.

8	OTHER RECEIVABLES

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2016	2015	2016	2015
	RMB million	RMB million	RMB million	RMB million
Amounts due from subsidiaries	—	—	40,824	61,621
Amounts due from Sinopec Group Company and fellow subsidiaries	8,019	2,694	164	2,229
Amounts due from associates and joint ventures	4,841	308	3,986	4
Amounts due from others	14,085	19,843	1,793	2,029
	26,945	22,845	46,767	65,883
Less: Allowance for doubtful accounts	1,349	1,392	1,124	1,263
Total	25,596	21,453	45,643	64,620

Ageing analysis of other receivables is as follows:

	The Group
	At 31 December 2016				At 31 December 2015
	Amount	Percentage to total other receivables	Allowance	Percentage of allowance to other receivables balance	Amount	Percentage to total other receivables	Allowance	Percentage of allowance to other receivables balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	24,316	90.2	57	0.2	20,067	87.9	2	—
Between one and two years	515	2.0	32	6.2	484	2.1	9	1.9
Between two and three years	254	0.9	13	5.1	211	0.9	14	6.6
Over three years	1,860	6.9	1,247	67.0	2,083	9.1	1,367	65.6
Total	26,945	100.0	1,349		22,845	100.0	1,392

	The Company
	At 31 December 2016				At 31 December 2015
	Amount	Percentage to total other receivables	Allowance	Percentage of allowance to other receivables balance	Amount	Percentage to total other receivables	Allowance	Percentage of allowance to other receivables balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	34,217	73.1	—	—	43,852	66.6	—	—
Between one and two years	2,740	5.9	1	—	5,341	8.1	1	—
Between two and three years	5,237	11.2	1	—	14,787	22.4	2	—
Over three years	4,573	9.8	1,122	24.5	1,903	2.9	1,260	66.2
Total	46,767	100.0	1,124		65,883	100.0	1,263

At 31 December 2016 and 2015, the total amounts of the top five other receivables of the Group are set out below:

	At 31 December	At 31 December
	2016	2015
Total amount (RMB million)	11,226	8,095
Ageing	Within one year	Within one year
Percentage to the total balance of other receivables	41.7%	35.4%
Allowance for doubtful accounts	—	—

During the year ended 31 December 2016 and 2015, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the year ended 31 December 2016 and 2015, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided in prior years.

9	PREPAYMENTS

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2016	2015	2016	2015
	RMB million	RMB million	RMB million	RMB million
Amounts to subsidiaries	—	—	3,043	690
Amounts to Sinopec Group Company and fellow subsidiaries	206	86	58	50
Amounts to associates and joint ventures	24	47	—	—
Amounts to others	3,550	2,810	364	572
	3,780	2,943	3,465	1,312
Less: Allowance for doubtful accounts	31	23	11	16
Total	3,749	2,920	3,454	1,296

Ageing analysis of prepayments is as follows:

	The Group
	At 31 December 2016				At 31 December 2015
	Amount	Percentage to total prepayments	Allowance	Percentage of allowance to prepayments balance	Amount	Percentage to total prepayments	Allowance	Percentage of allowance to prepayments balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	3,465	91.7	—	—	2,826	96.0	—	—
Between one and two years	211	5.6	12	5.7	82	2.8	—	—
Between two and three years	72	1.9	1	1.4	6	0.2	1	16.7
Over three years	32	0.8	18	56.3	29	1.0	22	75.9
Total	3,780	100.0	31		2,943	100.0	23

	The Company
	At 31 December 2016				At 31 December 2015
	Amount	Percentage to total prepayments	Allowance	Percentage of allowance to prepayments balance	Amount	Percentage to total prepayments	Allowance	Percentage of allowance to prepayments balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	3,306	95.4	—	—	1,072	81.7	—	—
Between one and two years	62	1.8	—	—	141	10.7	—	—
Between two and three years	13	0.4	—	—	43	3.3	1	2.3
Over three years	84	2.4	11	13.1	56	4.3	15	26.8
Total	3,465	100.0	11		1,312	100.0	16

At 31 December 2016 and 2015, the total amounts of the top five prepayments of the Group are set out below:

	At 31 December	At 31 December
	2016	2015
Total amount (RMB million)	1,354	1,202
Percentage to the total balance of prepayments	35.8%	40.8%

10	INVENTORIES

The Group

	At 31 December	At 31 December
	2016	2015
	RMB million	RMB million
Raw materials	75,680	59,376
Work in progress	14,141	22,762
Finished goods	65,772	66,320
Spare parts and consumables	1,838	1,552
	157,431	150,010
Less: Provision for diminution in value of inventories	920	4,402
Total	156,511	145,608

Provision for diminution in value of inventories is mainly against finished goods and raw materials. For the year ended 31 December 2016, the provision for diminution in value of inventories of the Group was primarily due to the costs of finished goods and raw materials of the refining segment and chemical segment were higher than their net realizable value.

11	AVAILABLE-FOR-SALE FINANCIAL ASSETS

At 31 December	At 31 December
2016	2015
RMB million	RMB million

	At 31 December	At 31 December
	2016	2015
	RMB million	RMB million
Equity securities, listed and at quoted market price	262	261
Other investment, unlisted and at cost	11,175	10,732
	11,437	10,993
Less: Impairment loss for investments	29	29
Total	11,408	10,964

Other investment, unlisted and at cost, represents the Group’s interests in privately owned enterprises which are mainly engaged in oil and natural gas activities and chemical production.

The impairment losses relating to investments for the year ended 31 December 2016 amounted to nil (2015: nil).

12	LONG-TERM EQUITY INVESTMENTS

The Group

	Investments in joint ventures	Investments in associates	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2016	43,581	41,389	(677)	84,293
Additions for the year	995	24,817	—	25,812
Share of profits less losses under the equity method	7,422	1,884	—	9,306
Change of other comprehensive income/(loss) under the equity method	184	(139)	—	45
Other equity movement under the equity method	2	16	—	18
Dividends declared	(3,106)	(1,447)	—	(4,553)
Disposals for the year	(1)	(70)	—	(71)
Reclassification	96	(96)	—	—
Other movements	1,523	484	—	2,007
Movement of provision for impairment	—	—	(45)	(45)
Balance at 31 December 2016	50,696	66,838	(722)	116,812

The Company

	Investments in subsidiaries	Investments in joint ventures	Investments in associates	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2016	199,060	13,840	13,987	(7,657)	219,230
Additions for the year	46,695	942	139	—	47,776
Share of profits less losses under the equity method	—	2,883	866	—	3,749
Change of other comprehensive loss under the equity method	—	—	(149)	—	(149)
Dividends declared	—	(1,993)	(152)	—	(2,145)
Disposals for the year	(10)	—	—	—	(10)
Investments transferred to subsidiaries	176	(176)	—	—	—
Balance at 31 December 2016	245,921	15,496	14,691	(7,657)	268,451

For the year 2016, the Group and the Company had no individually significant long-term investment impairment.

Details of the Company’s principal subsidiaries are set out in Note 53.

12	LONG-TERM EQUITY INVESTMENTS (Continued)

Principal joint ventures and associates of the Group are as follows:

(a)	Principal joint ventures and associates

Name of investees	Principal place of business	Register location	Legal representative	Principal activities	Registered Capital RMB million	Percentage of equity/voting right directly or indirectly held by the Company
1.Joint ventures
Fujian Refining & Petrochemical Company Limited (“FREP”)	PRC	PRC	Gu Yuefeng	Manufacturing refining oil products	14,758	50.00%
BASF-YPC Company Limited (“BASF-YPC”)	PRC	PRC	Wang Jingyi	Manufacturing and distribution of petrochemical products	12,547	40.00%
Mansarovar Energy Colombia Ltd. (“Mansarovar”)	Colombia	British Bermuda	NA	Crude oil and natural gas extraction	12,000USD	50.00%
Taihu Limited (“Taihu”)	Russia	Cyprus	NA	Crude oil and natural gas extraction	25,000USD	49.00%
Yanbu Aramco Sinopec Refining Company Ltd. (“YASREF”)	Saudi Arabia	Saudi Arabia	NA	Petroleum refining and processing	1,560million USD	37.50%
2.Associates
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Ltd”) (i)	PRC	PRC	Quan Kai	Operation of natural gas pipelines and auxiliary facilities	200	50.00%
Sinopec Finance Company Limited (“Sinopec Finance”)	PRC	PRC	Liu Yun	Provision of non- banking financial services	10,000	49.00%
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	PRC	PRC	Peng Yi	Manufacturing of coal- chemical products	16,000	38.75%
China Aviation Oil Supply Company Limited (“China Aviation Oil”)	PRC	PRC	Zhou Mingchun	Marketing and distribution of refined petroleum products	3,800	29.00%
Caspian Investments Resources Ltd. (“CIR”) (ii)	The Republic of Kazakhstan	British Virgin Islands	NA	Crude oil and natural gas extraction	10,000USD	50.00%

All the joint ventures and associates above are limited companies.

Note:

(i)
On 12 December 2016, the Group entered into the Capital Injection Agreement in relation to Sinopec Sichuan To East China Gas Pipeline Co., Ltd. (“Pipeline Ltd”), a wholly-owned subsidiary of the Group, with China Life Insurance Company Limited (“China Life”) and SDIC Communications Holding Co., Ltd. (“SDIC Holding”) (the “Capital Injection Agreement”). According to the provisions of the Capital Injection Agreement, China Life and SDIC Holding made cash contribution to the Pipeline Ltd amounting to RMB 20 billion and RMB 2.8 billion, respectively, in exchange for 43.86% and 6.14% equity interest, respectively, in the Pipeline Ltd. Thereafter, the Group’s equity interest in the Pipeline Ltd was diluted from 100% to 50%. Based on the composition and decision making mechanism of the Board of Directors of the Pipeline Ltd, the Group determines that it has only retained the power to participate in the financial and operating policy decisions of the Pipeline Ltd, and was no longer exclusively possessing the power to govern policy decisions of the Pipeline Ltd.

Consequently, the Group has deconsolidated the Pipeline Ltd and started accounting for its 50% equity interest in the Pipeline Ltd as an investment in associate company. In this connection, the Group recognized an amount of RMB 20.562 billion investment income, which was resulted from the loss of control and the re-measurement of the remaining 50% equity interest in the Pipeline Ltd (Note 45, 58).

Management is in the process of allocating the fair value to identifiable assets and liabilities of Pipeline Ltd. The accompanying summarized financial information of Pipeline Ltd (Note 12(c)) is based on management’s preliminary fair value allocation which may be subjected to further change.

(ii)
In August 2015, one of the subsidiaries of Sinopec Group Company completed the acquisition from LUKOIL OVERSEAS WEST PROJECT Ltd. a 50% equity interests in CIR and revised CIR’s Articles of Association subsequently. According to the revised CIR’s Articles of Association, the Group retained significant influences over CIR. As a result, the Group reclassified the investment interest in CIR from joint ventures to associates.

12	LONG-TERM EQUITY INVESTMENTS (Continued)

(b)	Major financial information of principal joint ventures
Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	FREP		BASF-YPC		Mansarovar		Taihu		YASREF
	At 31 December 2016	At 31 December 2015	At 31 December 2016	At 31 December 2015	At 31 December 2016	At 31 December 2015	At 31 December 2016	At 31 December 2015	At 31 December 2016	At 31 December 2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets
Cash and cash equivalents	8,172	2,517	1,394	488	499	262	1,165	78	1,259	4,171
Other current assets	10,269	7,396	4,852	4,765	569	759	1,616	2,243	6,826	5,965
Total current assets	18,441	9,913	6,246	5,253	1,068	1,021	2,781	2,321	8,085	10,136
Non-current assets	21,903	25,585	13,530	15,543	4,050	7,433	8,279	5,662	57,054	54,027
Current liabilities
Current financial liabilities (iii)	(1,781)	(1,424)	(783)	(2,005)	—	—	(334)	(2,315)	(1,187)	(3,362)
Other current liabilities	(4,643)	(3,116)	(2,107)	(1,864)	(599)	(767)	(1,616)	(1,088)	(6,466)	(7,886)
Total current liabilities	(6,424)	(4,540)	(2,890)	(3,869)	(599)	(767)	(1,950)	(3,403)	(7,653)	(11,248)
Non-current liabilities
Non-current financial liabilities(iv)	(19,985)	(21,906)	(1,492)	(3,113)	—	—	(49)	(26)	(43,028)	(39,214)
Other non-current liabilities	(252)	(271)	(10)	—	(895)	(3,320)	(2,130)	(1,337)	(1,004)	(978)
Total non-current liabilities	(20,237)	(22,177)	(1,502)	(3,113)	(895)	(3,320)	(2,179)	(1,363)	(44,032)	(40,192)
Net assets	13,683	8,781	15,384	13,814	3,624	4,367	6,931	3,217	13,454	12,723
Net assets attributable to owners of the company	13,683	8,781	15,384	13,814	3,624	4,367	6,690	3,106	13,454	12,723
Net assets attributable to minority interests	—	—	—	—	—	—	241	111	—	—
Share of net assets from joint ventures	6,842	4,391	6,154	5,526	1,812	2,184	3,278	1,522	5,045	4,771
Others (v)	—	—	—	—	—	—	743	729	—	—
Carrying Amounts	6,842	4,391	6,154	5,526	1,812	2,184	4,021	2,251	5,045	4,771

Summarised income statement

	FREP		BASF-YPC		Mansarovar		Taihu		YASREF		CIR (vi)
Year ended 31 December	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	41,764	48,758	17,323	15,430	1,363	1,876	9,658	10,725	41,286	31,823	1,821
Interest income	130	33	19	29	174	9	40	—	33	13	64
Interest expense	(929)	(1,130)	(173)	(239)	(192)	(15)	(113)	(119)	(1,216)	(721)	(20)
Profit/(loss) before taxation	6,476	3,857	2,606	214	(1,316)	(1,847)	2,411	3,455	28	(259)	870
Tax expense	(1,574)	(918)	(648)	(56)	303	(333)	(518)	(733)	56	13	(367)
Profit/(loss) for the year	4,902	2,939	1,958	158	(1,013)	(2,180)	1,893	2,722	84	(246)	503
Other comprehensive income/(loss)	—	—	—	—	270	290	1,851	(2,633)	647	738	(3,164)
Total comprehensive income/(loss)	4,902	2,939	1,958	158	(743)	(1,890)	3,744	89	731	492	(2,661)
Dividends from joint ventures	—	—	155	470	—	—	—	—	—	—	—
Share of net profit/(loss) from joint ventures	2,451	1,470	783	63	(506)	(1,090)	895	1,287	31	(92)	252
Share of other comprehensive income/(loss) from joint ventures	—	—	—	—	134	145	875	(1,245)	243	277	(1,582)

The share of profit and other comprehensive loss for the year ended 31 December 2016 in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 3,768 million (2015: RMB 2,897 million) and RMB 1,068 million (2015: RMB 324 million) respectively. As at 31 December 2016, the carrying amount of all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 26,822 million (2015: RMB 24,458 million).

Note:

(iii)	Excluding accounts payable, other payables.

(iv)	Excluding provisions.

(v)
Other reflects the excess of fair value of the consideration transferred over the Group’s share of net fair value of the investee’s identifiable assets acquired and liabilities as of the acquisition date.

(vi)
The summarized income statement represents the operating result for the period from 1 January 2015 to the date when the Group reclassified the investment in joint venture to interest in associates (Note 12 (ii)).

12 LONG-TERM EQUITY INVESTMENTS (Continued)

(c)	Major financial information of principal associates

Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	Pipeline Ltd (i)	Sinopec Finance		Zhongtian Synergetic Energy		China Aviation Oil		CIR
	At 31 December 2016	At 31 December 2016	At 31 December 2015	At 31 December 2016	At 31 December 2015	At 31 December 2016	At 31 December 2015	At 31 December 2016	At 31 December 2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	11,835	149,457	154,437	7,292	10,168	13,115	8,240	5,120	4,826
Non-current assets	25,395	16,478	15,739	50,301	37,571	5,671	5,220	3,842	7,768
Current liabilities	(5,009)	(142,386)	(147,952)	(8,078)	(16,536)	(6,297)	(4,717)	(928)	(1,305)
Non-current liabilities	(4)	(88)	(114)	(32,137)	(15,407)	(417)	(321)	(883)	(1,282)
Net assets	32,217	23,461	22,110	17,378	15,796	12,072	8,422	7,151	10,007
Net assets attributable to owners of the Company	32,217	23,461	22,110	17,378	15,796	10,743	7,438	7,151	10,007
Net assets attributable to minority interests	—	—	—	—	—	1,329	984	—	—
Share of net assets from associates	16,109	11,496	10,834	6,734	6,121	3,115	2,157	3,576	5,004
Others (v)	6,691	—	—	—	—	—	—	—	—
Carrying Amounts	22,800	11,496	10,834	6,734	6,121	3,115	2,157	3,576	5,004

Summarised income statement

Year ended 31 December	Pipeline Ltd (i, vii)	Sinopec Finance		Zhongtian Synergetic Energy (viii)		China Aviation Oil		CIR (ix)
	2016	2016	2015	2016	2015	2016	2015	2016	2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	191	2,442	2,533	—	—	74,622	78,623	2,205	687
Profit/(loss) for the year	51	1,526	3,484	—	—	3,630	2,248	(3,518)	(90)
Other comprehensive (loss)/income	—	(175)	28	—	—	—	—	662	(4,017)
Total comprehensive income/(loss)	51	1,351	3,512	—	—	3,630	2,248	(2,856)	(4,107)
Dividends declared by associates	23	—	—	—	—	—	336	—	—
Share of profit/(loss) from associates	26	748	1,707	—	—	892	495	(1,759)	(45)
Share of other comprehensive (loss)/income from associates	—	(86)	14	—	—	—	—	331	(2,009)

The share of profit and other comprehensive loss for the year ended 31 December 2016 in all individually immaterial associates accounted for using equity method in aggregate was RMB 1,977 million (2015: RMB 1,418 million) and RMB 384 million (2015: RMB 632 million) respectively. As at 31 December 2016, the carrying amount of all individually immaterial associates for using equity method in aggregate was RMB 18,395 million (2015: RMB 16,596 million).

Note:

(vii)	The summarized income statement of Pipeline Ltd presents the operating results from the date when the Group lost control to 31 December 2016 (Note 12(i)).

(viii)	The main asset of Zhongtian Synergetic Energy was under construction during the year ended 31 December 2016.

(ix)
The summarized income statement of CIR for the year 2015 represents the operating result for the period from the date when the Group reclassified the investment interest in CIR from joint ventures to associates to 31 December 2015 (Note 12(ii)).

13	FIXED ASSETS

The Group

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2016	107,873	613,134	880,711	1,601,718
Additions for the year	277	3,420	626	4,323
Transferred from construction in progress	5,901	31,473	50,025	87,399
Reclassifications	1,426	(115)	(1,311)	—
Decreases for the year	(639)	(27)	(37,302)	(37,968)
Exchange adjustments	82	2,800	187	3,069
Balance at 31 December 2016	114,920	650,685	892,936	1,658,541
Accumulated depreciation:
Balance at 1 January 2016	41,569	354,181	432,151	827,901
Additions for the year	3,815	49,005	47,914	100,734
Reclassifications	357	(58)	(299)	—
Decreases for the year	(525)	(22)	(16,822)	(17,369)
Exchange adjustments	27	1,813	79	1,919
Balance at 31 December 2016	45,243	404,919	463,023	913,185
Provision for impairment losses:
Balance at 1 January 2016	2,900	20,010	17,458	40,368
Additions for the year	440	10,580	3,901	14,921
Reclassifications	12	—	(12)	—
Decreases for the year	(23)	—	(561)	(584)
Exchange adjustments	—	52	5	57
Balance at 31 December 2016	3,329	30,642	20,791	54,762

Net book value:
Balance at 31 December 2016	66,348	215,124	409,122	690,594
Balance at 31 December 2015	63,404	238,943	431,102	733,449

The Company

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2016	47,882	530,446	469,966	1,048,294
Additions for the year	6	2,939	535	3,480
Transferred from construction in progress	1,368	30,267	18,835	50,470
Reclassifications	58	(115)	57	—
Transferred to subsidiaries	(1,621)	(23,012)	(40,610)	(65,243)
Decreases for the year	(107)	(26)	(5,298)	(5,431)
Balance at 31 December 2016	47,586	540,499	443,485	1,031,570
Accumulated depreciation:
Balance at 1 January 2016	21,077	302,711	254,097	577,885
Additions for the year	1,670	41,476	23,349	66,495
Reclassifications	5	(58)	53	—
Transferred to subsidiaries	(1,069)	(6,713)	(17,791)	(25,573)
Decreases for the year	(282)	(22)	(4,257)	(4,561)
Balance at 31 December 2016	21,401	337,394	255,451	614,246
Provision for impairment losses:
Balance at 1 January 2016	1,288	16,971	12,673	30,932
Additions for the year	350	9,756	3,338	13,444
Reclassifications	—	—	—	—
Transferred to subsidiaries	—	—	—	—
Decreases for the year	(15)	—	(57)	(72)
Balance at 31 December 2016	1,623	26,727	15,954	44,304

Net book value:
Balance at 31 December 2016	24,562	176,378	172,080	373,020
Balance at 31 December 2015	25,517	210,764	203,196	439,477

The additions to oil and gas properties of the Group and the Company for the year ended 31 December 2016 included RMB 3,420 million (2015: RMB 2,899 million) (Note 31) and RMB 2,939 million (2015: RMB 2,954 million), respectively of the estimated dismantlement costs for site restoration.

13	FIXED ASSETS (Continued)

Impairment losses on fixed assets for the year ended 31 December 2016 primarily represent impairment losses recognised in the exploration and production (“E&P”) segment of RMB 10,594 million (2015: RMB 4,213 million) on fixed assets, for the chemicals segment of RMB 2,840 million (2015: RMB 142 million) of fixed assets and for the refining segment of RMB 1,245 million (2015: RMB 8 million) of fixed assets. The primary factors resulting in the E&P segment impairment loss were downward revision of oil and gas reserve due to price change and high operating and development cost for certain oil fields. The carrying values of these E&P properties were written down to recoverable amounts which were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate 10.47% (2015: 10.80%). Further future downward revisions to the Group’s oil price outlook by 10% or more would lead to further impairments which, in aggregate, are likely to be material. It is estimated that a general decrease of 10% in oil price, with all other variables held constant, would result in additional impairment loss in E&P segment by approximately RMB 3,010 million. It is estimated that a general increase of 5% in operating cost, with all other variables held constant, would result in additional impairment loss in E&P segment by approximately RMB 1,193 million. It is estimated that a general increase of 5% in discount rate, with all other variables held constant, would result in additional impairment loss in E&P segment by approximately RMB 439 million. The assets in the chemicals segment and refining segment were written down due to the suspension of operations of certain production facilities.

At 31 December 2016 and 2015, the Group and the Company had no individually significant fixed assets which were pledged.

At 31 December 2016 and 2015, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 31 December 2016 and 2015, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

14	CONSTRUCTION IN PROGRESS

	The Group	The Company
	RMB million	RMB million
Cost:
Balance at 1 January 2016	152,545	72,763
Additions for the year	81,837	43,561
Disposals for the year	(1,458)	—
Transferred to subsidiaries	—	(8,806)
Dry hole costs written off	(7,467)	(6,979)
Transferred to fixed assets	(87,399)	(50,470)
Reclassification to other assets	(6,900)	(380)
Exchange adjustments	116	—
Balance at 31 December 2016	131,274	49,689
Provision for impairment losses:
Balance at 1 January 2016	220	—
Additions for the year	1,486	412
Decreases for the year	(13)	—
Balance at 31 December 2016	1,693	412

Net book value:
Balance at 31 December 2016	129,581	49,277
Balance at 31 December 2015	152,325	72,763

At 31 December 2016, major construction projects of the Group are as follows:

Project name	Budgeted amount	Balance at 1 January 2016	Net change for the year	Balance at 31 December 2016	Percentage of Completion	Source of funding	Accumulated interest capitalised at 31 December 2016
	RMB million	RMB million	RMB million	RMB million	%		RMB million
Zhongke Refine Integration Project	35,240	2,872	402	3,274	9%	self-financing	—
Guangxi LNG Project	17,775	7,962	(3,059)	4,903	61%	Bank loans & self-financing	576
Tianjin LNG Project	17,404	3,387	4,826	8,213	47%	Bank loans & self-financing	91
Zhenhai Old Areas Structure Transformation Project	3,709	2	262	264	7%	self-financing	—
Yizheng-Changling Crude Oil Pipeline Corporation Multiple Tracks Yizheng to Jiujiang Corporation	3,316	1,687	769	2,456	74%	Bank loans & self-financing	102

15	INTANGIBLE ASSETS

The Group

	Land use rights	Patents	Non-patent technology	Operation rights	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2016	63,324	4,210	3,931	34,407	3,575	109,447
Additions for the year	5,794	168	203	2,670	463	9,298
Decreases for the year	(651)	—	—	(169)	(25)	(845)
Balance at 31 December 2016	68,467	4,378	4,134	36,908	4,013	117,900
Accumulated amortisation:
Balance at 1 January 2016	12,081	3,123	1,975	8,196	2,155	27,530
Additions for the year	2,029	138	284	1,771	463	4,685
Decreases for the year	(95)	—	—	(75)	(22)	(192)
Balance at 31 December 2016	14,015	3,261	2,259	9,892	2,596	32,023
Provision for impairment losses:
Balance at 1 January 2016	194	483	24	114	16	831
Additions for the year	17	—	—	6	—	23
Decreases for the year	—	—	—	—	—	—
Balance at 31 December 2016	211	483	24	120	16	854

Net book value:
Balance at 31 December 2016	54,241	634	1,851	26,896	1,401	85,023
Balance at 31 December 2015	51,049	604	1,932	26,097	1,404	81,086

Amortisation of the intangible assets of the Group charged for the year ended 31 December 2016 is RMB 4,299 million (2015: RMB 3,923 million).

16	GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

Name of investees	Principal activities	At 31 December	At 31 December
		2016	2015
		RMB million	RMB million
Sinopec Beijing Yanshan Petrochemical Branch (“Sinopec Yanshan”)	Manufacturing of intermediate petrochemical products and petroleum products	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	Manufacturing of intermediate petrochemical products and petroleum products	4,043	4,043
Sinopec (Hong Kong) Limited	Trading of petrochemical products	941	853
Other units without individual significant goodwill		212	218
Total		6,353	6,271

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 10.4% to 11.0% (2015: 10.7% to 11.3%). Cash flows beyond the one-year period are maintained constant.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

17	LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

18	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before the consolidated elimination adjustments are as follows:

	Deferred tax assets		Deferred tax liabilities		Net balance
	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December
	2016	2015	2016	2015	2016	2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current
Receivables and inventories	347	1,755	—	—	347	1,755
Accruals	391	413	—	—	391	413
Cash flow hedges	27	348	(242)	(98)	(215)	250
Non-current
Fixed assets	11,264	8,209	(14,615)	(17,340)	(3,351)	(9,131)
Tax value of losses carried forward	2,477	5,883	—	—	2,477	5,883
Others	133	98	(229)	(58)	(96)	40
Deferred tax assets/(liabilities)	14,639	16,706	(15,086)	(17,496)	(447)	(790)

The consolidated elimination amount between deferred tax assets and liabilities are as follows:

	At 31 December 2016	At 31 December 2015
	RMB million	RMB million
Deferred tax assets	7,425	9,237
Deferred tax liabilities	7,425	9,237

Deferred tax assets and liabilities after the consolidated elimination adjustments are as follows:

	At 31 December 2016	At 31 December 2015
	RMB million	RMB million
Deferred tax assets	7,214	7,469
Deferred tax liabilities	7,661	8,259

At 31 December 2016, certain subsidiaries of the Company did not recognise deferred tax of deductible loss carried forward of RMB 19,194 million (2015: RMB 19,338 million), of which RMB 3,833 million (2015: RMB 4,080 million) was incurred for the year ended 31 December 2016, because it was not probable that the related tax benefit will be realised. These deductible losses carried forward of RMB 3,777 million, RMB 2,634 million, RMB 4,870 million, RMB 4,080 million and RMB 3,833 million will expire in 2017, 2018, 2019, 2020, 2021 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the year ended 31 December 2016, write-down of deferred tax assets amounted to RMB 811 million (2015: RMB 75 million) (Note 48).

19	OTHER NON-CURRENT ASSETS

Other non-current assets mainly represent prepayments for construction projects and purchases of equipment.

20	DETAILS OF IMPAIRMENT LOSSES

At 31 December 2016, impairment losses of the Group are analysed as follows:

	Note	Balance at 1 January 2016	Provision for the year	Written back for the year	Written off for the year	Other increase/ (decrease)	Balance at 31 December 2016
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Allowance for doubtful accounts
Included: Accounts receivable	7	525	238	(8)	(72)	—	683
Other receivables	8	1,392	132	(144)	(33)	2	1,349
Prepayments	9	23	14	(1)	(5)	—	31
		1,940	384	(153)	(110)	2	2,063
Inventories	10	4,402	430	(10)	(4,021)	119	920
Long-term equity investments	12	677	1	—	(1)	45	722
Fixed assets	13	40,368	14,921	—	(584)	57	54,762
Construction in progress	14	220	1,486	—	(5)	(8)	1,693
Intangible assets	15	831	11	—	—	12	854
Goodwill	16	7,657	6	—	—	—	7,663
Others		43	—	—	—	—	43
Total		56,138	17,239	(163)	(4,721)	227	68,720

The reasons for recognising impairment losses are set out in the respective notes of respective assets.

21	SHORT-TERM LOANS

The Group’s short-term loans represent:

	At 31 December 2016			At 31 December 2015
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Short-term bank loans			11,944			31,036
– Renminbi loans			10,931			11,357
– US Dollar loans	146	6.9370	1,013	1,821	6.4936	11,824
– Euro loans	—	7.3068	—	1,107	7.0952	7,855
Short-term loans from Sinopec Group Company and fellow subsidiaries			18,430			43,693
– Renminbi loans			2,858			10,806
– US Dollar loans	1,957	6.9370	13,577	5,063	6.4936	32,878
– HK Dollar loans	2,202	0.8945	1,969	6	0.8373	5
– Euro loans	1	7.3068	5	1	7.0952	4
– Singapore Dollar loans	4	4.7995	21	—	4.5875	—
Total			30,374			74,729

At 31 December 2016, the Group’s interest rates on short-term loans were from interest 0.68% to 6.19% (2015: from interest 0.23% to 6.16%). The majority of the above loans are by credit.

At 31 December 2016 and 2015, the Group had no significant overdue short-term loan.

22	BILLS PAYABLE

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. Bills payable were due within one year.

At 31 December 2016 and 2015, the Group had no overdue unpaid bills.

23	ACCOUNTS PAYABLE

At 31 December 2016 and 2015, the Group had no individually significant accounts payable aged over one year.

24	ADVANCES FROM CUSTOMERS

At 31 December 2016 and 2015, the Group had no individually significant advances from customers aged over one year.

25	EMPLOYEE BENEFITS PAYABLE

At 31 December 2016 and 2015, the Group’s employee benefits payable primarily represented wages payable and social insurance payables.

26	TAXES PAYABLE

The Group

	At 31 December	At 31 December
	2016	2015
	RMB million	RMB million
Value-added tax payable	8,668	4,433
Consumption tax	29,682	20,491
Income tax	6,051	1,048
Mineral resources compensation fee	196	213
Other taxes	8,289	6,307
Total	52,886	32,492

27	OTHER PAYABLES

At 31 December 2016 and 2015, the Group’s other payables primarily represented payables for constructions.

At 31 December 2016 and 2015, the Group had no individually significant other payables aged over three years.

28	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s non-current liabilities due within one year represent:

	At 31 December 2016			At 31 December 2015
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Long-term bank loans
– Renminbi loans			8,753			5,559
– US Dollar loans	6	6.9370	42	8	6.4936	54
			8,795			5,613
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans			150			50
– US Dollar loans	—	6.9370	—	29	6.4936	186
			150			236

Long-term loans due within one year			8,945			5,849
Debentures payable due within one year			29,500			4,868
Others			527			560
Non-current liabilities due within one year			38,972			11,277

At 31 December 2016 and 2015, the Group had no significant overdue long-term loans.

29	LONG-TERM LOANS

The Group’s long-term loans represent:
		At 31 December 2016			At 31 December 2015
	Interest rate and final maturity	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Long-term bank loans
– Renminbi loans	Interest rates ranging from interest 1.08% to 4.41% per annum at 31 December 2016 with maturities through 2030			26,058			17,345
– US Dollar loans	Interest rates ranging from interest 1.30% to 4.29% per annum at 31 December 2016 with maturities through 2031	61	6.9370	426	71	6.4936	461
Less: Current portion				(8,795)			(5,613)
Long-term bank loans				17,689			12,193
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	Interest rates ranging from interest free to 5.75% per annum at 31 December 2016 with maturities through 2021			44,922			44,350
– US Dollar loans	No loans at 31 December 2016	—	6.9370	—	29	6.4936	186
Less: Current portion				(150)			(236)
Long-term loans from Sinopec Group Company and fellow subsidiaries				44,772			44,300

Total				62,461			56,493

The maturity analysis of the Group’s long-term loans is as follows:

	At 31 December	At 31 December
	2016	2015
	RMB million	RMB million
Between one and two years	3,957	8,988
Between two and five years	56,725	10,467
After five years	1,779	37,038
Total	62,461	56,493

Long-term loans are primarily unsecured, and carried at amortised costs.

30	DEBENTURES PAYABLE

The Group

	At 31 December 2016 RMB million	At 31 December 2015 RMB million
Short-term corporate bonds (i)	6,000	30,000
Debentures payable:
– Corporate Bonds (ii)	84,485	88,121
Less: Current portion	(29,500)	(4,868)
Total	54,985	83,253

Note:

(i)
The company issued 180-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on 23 September 2015 at par value of RMB 100. The effective cost of the 180-day corporate bonds is 2.99% per annum. The short-term bonds were due on 23 March 2016 and have been fully paid by the Group at maturity.

The company issued 182-day corporate bonds of face value RMB 16 billion to corporate investors in the PRC debenture market on 14 December 2015 at par value of RMB 100. The effective cost of the 182-day corporate bonds is 2.90% per annum. The short-term bonds were due on 14 June 2016 and have been fully paid by the Group at maturity.

The company issued 180-day corporate bonds of face value RMB 4 billion to corporate investors in the PRC debenture market on 31 December 2015 at par value of RMB 100. The effective cost of the 180-day corporate bonds is 2.75% per annum. The short-term bonds were due on 30 June 2016 and have been fully paid by the Group at maturity.

The company issued 182-day corporate bonds of face value RMB 6 billion to corporate investors in the PRC debenture market on 12 September 2016 at par value of RMB 100. The effective cost of the 182-day corporate bonds is 2.54% per annum.

(ii)
These corporate bonds are carried at amortised cost, including USD denominated corporate bonds of RMB 18,985 million, and RMB denominated corporate bonds of RMB 65,500 million (2015: USD denominated corporate bonds of RMB 22,621 million, and RMB denominated corporate bonds of RMB 65,500 million). At 31 December 2016, RMB 18,985 million (2015: RMB 22,621 million) are guaranteed by Sinopec Group Company.

31	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follows:

The Group
RMB million
Balance at 1 January 2016	33,115
Provision for the year	3,420
Accretion expenses	1,057
Utilised for the year	(843)
Exchange adjustments	169
Balance at 31 December 2016	36,918

32	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities primarily represent long-term payables, special payables and deferred income.

33	SHARE CAPITAL

The Group

	At 31 December	At 31 December
	2016	2015
	RMB million	RMB million
Registered, issued and fully paid:
95,557,771,046 domestic listed A shares (2015: 95,557,771,046) of RMB 1.00 each	95,558	95,558
25,513,438,600 overseas listed H shares (2015: 25,513,438,600) of RMB 1.00 each	25,513	25,513
Total	121,071	121,071

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300.00 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.00.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from capital reserves for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management
Management optimises the structure of the Group’s capital, which comprises of equity and debts and bonds. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans and bonds. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion) and debentures payable, by the total of equity attributable to owners of the Company and long-term loans (excluding current portion) and debentures payable, and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 31 December 2016, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 14.2% (2015: 17.1%) and 44.5% (2015: 45.4%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 29 and 54, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

34	CAPITAL RESERVE

The movements in capital reserve of the Group are as follows:

RMB million
Balance at 1 January 2016	121,576
Adjustment for the combination of entities under common control	(2,137)
Transaction with minority interests	(30)
Others	116
Balance at 31 December 2016	119,525

Capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital, the proportionate shares of unexercised portion of the Bond with Warrants at the expiration date, and the amount transferred from the proportionate liability component and the derivative component of the converted portion of the 2011 Convertible Bonds; (c) difference between consideration paid for the combination of entities under common control and the transactions with minority interests over the carrying amount of the net assets acquired.

35	OTHER COMPREHENSIVE INCOME

THE GROUP

(a)	Each item of other comprehensive income and the influence of the income tax and the process of change to profit or loss

	2016
	Before-tax amount RMB million	Tax effect RMB million	Net-of-tax amount RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	(3,813)	652	(3,161)
Less: Adjustments of amounts transferred to initial carrying amount of hedged items	(13)	2	(11)
Total amounts transferred to profit or loss from other comprehensive income during the year	(6,279)	1,115	(5,164)
Subtotal	2,479	(465)	2,014
Changes in fair value of available-for-sale financial assets recongnised during the year	(17)	(7)	(24)
Less: Total amounts transferred to profit or loss from other comprehensive income during the year	—	—	—
Subtotal	(17)	(7)	(24)
Share of other comprehensive loss in associates and joint ventures	45	—	45
Subtotal	45	—	45
Translation difference in foreign currency statements	4,298	—	4,298
Subtotal	4,298	—	4,298
Other comprehensive income	6,805	(472)	6,333

	2015
	Before-tax amount RMB million	Tax effect RMB million	Net-of-tax amount RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	2,881	(405)	2,476
Less: Adjustments of amounts transferred to initial carrying amount of hedged items	1,354	(223)	1,131
Total amounts transferred to profit or loss from other comprehensive income during the year	(2,273)	455	(1,818)
Subtotal	3,800	(637)	3,163
Changes in fair value of available-for-sale financial assets recongnised during the year	66	(4)	62
Less: Total amounts transferred to profit or loss from other comprehensive income during the year	—	—	—
Subtotal	66	(4)	62
Share of other comprehensive loss in associates and joint ventures	(5,356)	—	(5,356)
Subtotal	(5,356)	—	(5,356)
Translation difference in foreign currency statements	2,268	—	2,268
Subtotal	2,268	—	2,268
Other comprehensive income	778	(641)	137

35	OTHER COMPREHENSIVE INCOME (Continued)

THE GROUP (Continued)

(b)	Reconciliation of other comprehensive income

	Equity Attributable to shareholders of the company					Minority interests	Total other comprehensive income
	The share of other comprehensive income which being reclassified to profit and loss in the future under equity method	Changes in fair value of available-for-sale financial assets	Cash flow hedges	Translation difference in foreign currency statements	Subtotal
	RMB Million	RMB Million	RMB Million	RMB Million	RMB Million	RMB Million	RMB Million
31 December 2014	(968)	97	(4,057)	(2,333)	(7,261)	(2,029)	(9,290)
Changes in 2015	(5,589)	17	3,219	1,630	(723)	860	137
31 December 2015	(6,557)	114	(838)	(703)	(7,984)	(1,169)	(9,153)
Changes in 2016	2,396	(17)	1,970	2,703	7,052	(719)	6,333
31 December 2016	(4,161)	97	1,132	2,000	(932)	(1,888)	(2,820)

36	SPECIFIC RESERVE

According to relevant PRC regulations, the Group is required to transfer an amount to specific reserve for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. The movements of specific reserve are as follows:

The Group
RMB million
Balance at 1 January 2016	612
Provision for the year	3,345
Utilisation for the year	(3,192)
Balance at 31 December 2016	765

37	SURPLUS RESERVES

Movements in surplus reserves are as follows:

	The Group
	Statutory surplus reserve	Discretionary surplus reserves	Total
	RMB million	RMB million	RMB million
Balance at 1 January 2016	79,640	117,000	196,640
Appropriation	—	—	—
Balance at 31 December 2016	79,640	117,000	196,640

The PRC Company Law and Articles of Association of the company have set out the following profit appropriation plans:

(a)          10% of the net profit is transferred to the statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed;

(b)          After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

Pursuant to the Articles of Association of the Company and a resolution passed at the Directors’ meeting on 24 March 2017, the directors proposed to transfer RMB 2,359 million to the statutory surplus reserve.

38	OPERATING INCOME AND OPERATING COSTS

	The Group		The Company
	2016	2015	2016	2015
	RMB million	RMB million	RMB million	RMB million
Income from principal operations	1,880,190	1,977,877	696,211	819,593
Income from other operations	50,721	42,498	29,967	25,692
Total	1,930,911	2,020,375	726,178	845,285
Operating costs	1,492,165	1,594,070	513,514	609,596

The income from principal operations mainly represents revenue from sales of crude oil, natural gas, refined petroleum products and chemical products. The income from other operations mainly represents revenue from sale of materials, service, rental income and others. Operating costs primarily represent the products cost related to the principal operations. The Group’s segmental information is set out in Note 56.

39	TAXES AND SURCHARGES

The Group

	2016	2015
	RMB million	RMB million
Consumption tax	193,836	198,754
City construction tax	18,155	18,195
Education surcharge	13,695	13,686
Resources tax	3,871	4,853
Other taxes	2,449	861
Total	232,006	236,349

The applicable tax rate of the taxes and surcharges are set out in Note 4.

40	FINANCIAL EXPENSES

The Group

	2016	2015
	RMB million	RMB million
Interest expenses incurred	9,021	8,273
Less: Capitalised interest expenses	859	1,221
Net interest expenses	8,162	7,052
Accretion expenses (Note 31)	1,057	1,081
Interest income	(3,218)	(3,010)
Net foreign exchange loss	610	3,857
Total	6,611	8,980

The interest rates per annum at which borrowing costs were capitalised during the year ended 31 December 2016 by the Group ranged from 2.65% to 4.82% (2015: 2.6% to 5.9%).

41	CLASSIFICATION OF EXPENSES BY NATURE

The operation costs, selling and distribution expenses, general and administrative expenses and exploration expenses (including dry holes) in consolidated income statement classified by nature are as follows:

	2016	2015
	RMB million	RMB million
Purchased crude oil, products and operating supplies and expenses	1,379,691	1,494,046
Personnel expenses	63,887	56,619
Depreciation, depletion and amortization	108,425	96,460
Exploration expenses (including dry holes)	11,035	10,459
Other expenses	63,867	66,060
Total	1,626,905	1,723,644

42	EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written-off of unsuccessful dry hole costs.

43	IMPAIRMENT LOSSES

The Group

	2016	2015
	RMB million	RMB million
Receivables (Note 7,8,9)	231	(32)
Inventories (Note 10)	420	3,653
Long-term equity investment (Note 12)	1	653
Fixed assets (Note 13)	14,921	4,375
Construction in Progress (Note 14)	1,486	111
Intangible assets (Note 15)	11	7
Others	6	—
Total	17,076	8,767

44	GAIN FROM CHANGES IN FAIR VALUE

The Group

	2016	2015
	RMB million	RMB million
Changes in fair value of financial assets and financial liabilities at fair value through (loss)/profit, net	(160)	478
Unrealised gains from ineffective portion cash flow hedges, net	11	509
Fair value loss on the embedded derivative component of the convertible bonds	—	(259)
Others	(67)	7
Total	(216)	735

45	INVESTMENT INCOME

	The Group		The Company
	2016	2015	2016	2015
	RMB million	RMB million	RMB million	RMB million
Income from investment of subsidiaries accounted for under cost method	—	—	17,769	25,779
Income from investment accounted for under equity method	9,306	8,362	3,749	3,371
Investment income/(loss) from disposal of long-term equity investments	11	324	(6)	1,010
Investment income from holding/disposal of available-for-sale financial assets	173	82	4	—
Investment income from holding/disposal of financial assets and liabilities at fair value through profit or loss	355	392	—	7
Gains/(losses) from ineffective portion of cash flow hedge	293	(344)	(135)	(760)
Investment income on loss of control and remeasuring interests in the Pipeline Ltd (Note 12(i))	20,562	—	20,562	—
Others	79	60	1,576	1,175
Total	30,779	8,876	43,519	30,582

46	NON-OPERATING INCOME

The Group

	2016	2015
	RMB million	RMB million
Gain on disposal of non-current assets	256	264
Government grants	3,987	5,004
Others	721	1,679
Total	4,964	6,947

47	NON-OPERATING EXPENSES

The Group

	2016	2015
	RMB million	RMB million
Loss on disposal of non-current assets	1,784	1,012
Fines, penalties and compensation	152	90
Donations	133	112
Others	1,894	1,886
Total	3,963	3,100

48	INCOME TAX EXPENSE

The Group

	2016	2015
	RMB million	RMB million
Provision for income tax for the year	21,313	13,677
Deferred taxation	(834)	(1,343)
Under-provision for income tax in respect of preceding year	228	279
Total	20,707	12,613

Reconciliation between actual income tax expense and accounting profit at applicable tax rates is as follows:

	2016	2015
	RMB million	RMB million
Profit before taxation	79,877	56,093
Expected income tax expense at a tax rate of 25%	19,969	14,023
Tax effect of non-deductible expenses	1,569	836
Tax effect of non-taxable income	(2,757)	(2,551)
Tax effect of preferential tax rate (i)	83	(1,033)
Effect of difference between income taxes at foreign operations tax rate and the PRC statutory tax rate	299	391
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(453)	(235)
Tax effect of tax losses not recognised	958	828
Write-down of deferred tax assets	811	75
Adjustment for under provision for income tax in respect of preceding years	228	279
Actual income tax expense	20,707	12,613

Note:
(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

49	DIVIDENDS

(a)	Dividends of ordinary shares declared after the balance sheet date
Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 24 March 2017, the directors authorised to declare the final dividends during the year ended 31 December 2016 of RMB 0.17 per share totaling RMB 20,582 million.

(b)	Dividends of ordinary shares declared during the year
Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 26 August 2016, the directors authorised to declare the interim dividends for the year ended 31 December 2016 of RMB 0.079 per share totaling RMB 9,565 million.

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 May 2016, a final dividend of RMB 0.06 per share totaling RMB 7,264 million of the year ended 31 December 2015 was declared.

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 26 August 2015, the directors authorised to declare the interim dividends for the year ended 31 December 2015 of RMB 0.09 per share totaling RMB 10,896 million.

Pursuant to the shareholders’ approval at the Annual General Meeting on 27 May 2015, a final dividend of RMB 0.11 per share totaling RMB 13,318 million of the year ended 31 December 2014 was declared.

50	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

The Group

(a)	Reconciliation of net profit to cash flows from operating activities:

	2016	2015
	RMB million	RMB million
Net profit	59,170	43,480
Add: Impairment losses on assets	17,076	8,767
Depreciation of fixed assets	99,592	87,074
Amortisation of intangible assets and long-term deferred expenses	8,833	9,386
Dry hole costs written off	7,467	6,099
Net loss on disposal of non-current assets	1,528	748
Fair value loss/(gain)	216	(735)
Financial expenses	4,336	10,728
Investment income	(30,779)	(8,876)
Decrease/(increase) in deferred tax assets	1,719	(1,982)
(Decrease)/increase in deferred tax liabilities	(2,553)	639
(Increase)/decrease in inventories	(11,364)	39,136
Safety fund reserve	160	191
(Increase)/decrease in operating receivables	(22,549)	40,910
Increase/(decrease) in operating payables	81,691	(69,825)
Net cash flow from operating activities	214,543	165,740

(b)	Net change in cash:

	2016	2015
	RMB million	RMB million
Cash balance at the end of the year	124,468	68,933
Less: Cash at the beginning of the year	68,933	10,526
Net increase of cash	55,535	58,407

(c)	The analysis of cash held by the Group is as follows:

	2016	2015
	RMB million	RMB million
Cash at bank and on hand
– Cash on hand	10	16
– Demand deposits	124,458	68,917
Cash at the end of the year	124,468	68,933

51	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1)	Related parties having the ability to exercise control over the Group

The name of the company	:	China Petrochemical Corporation
Organisation code	:	10169286-X
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Wang Yupu
Registered capital	:	RMB 274,867 million

Sinopec Group Company is an enterprise controlled by the PRC government. Sinopec Group Company directly and indirectly holds 71.32% shareholding of the Company.

(2)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance (Note)
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited

Associates of the Group:
Pipeline Ltd
Sinopec Finance
Zhongtian Synergetic Energy
China Aviation Oil
CIR

Joint ventures of the Group:
FREP
BASF-YPC
Mansarovar
Taihu
YASREF

Note: Sinopec Finance is under common control of a parent company with the Company and is also the associate of the Group.

51	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)	The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows:

		The Group
	Note	2016	2015
		RMB million	RMB million
Sales of goods	(i)	194,179	211,197
Purchases	(ii)	118,242	92,627
Transportation and storage	(iii)	1,333	1,299
Exploration and development services	(iv)	27,201	37,444
Production related services	(v)	10,816	10,880
Ancillary and social services	(vi)	6,584	6,754
Operating lease charges for land	(vii)	10,474	10,618
Operating lease charges for buildings	(vii)	449	462
Other operating lease charges	(vii)	456	302
Agency commission income	(viii)	129	116
Interest income	(ix)	209	207
Interest expense	(x)	996	1,194
Net deposits placed with related parties	(ix)	(21,770)	(14,082)
Net loans repaid to related parties	(xi)	(24,877)	(57,881)

The amounts set out in the table above in respect of the year ended 31 December 2016 and 2015 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the year ended 31 December 2016 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB 114,526 million (2015: RMB 112,089 million) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB 96,023 million (2015: RMB 93,061 million), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB 6,584 million (2015: RMB 6,754 million), operating lease charges for land and buildings paid by the Group of RMB 10,474 million and 449 million (2015: RMB 10,618 million and RMB 462 million), respectively and interest expenses of RMB 996 million (2015: RMB 1,194 million); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB 56,251 million (2015: RMB 77,747 million), comprising RMB 56,010 million (2015: RMB 77,513 million) for sales of goods, RMB 209 million (2015: RMB 207 million) for interest income and RMB 32 million (2015: RMB 27 million) for agency commission income.

As at 31 December 2016 and 2015, there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, except for the disclosure set out in Note 55(b). Guarantees given to banks by the Group in respect of banking facilities to associates and joint ventures are disclosed in Note 55(b).

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of material and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represents the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

(x)	Interest expense represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

51	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (CONTINUED)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows: (Continued)

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2016. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive “Agreement for Mutual Provision of Products and Ancillary Services” (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

•	the government-prescribed price;

•	where there is no government-prescribed price, the government-guidance price;

•	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

•	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive “Agreement for Provision of Cultural and Educational, Health Care and Community Services” with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

51	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (CONTINUED)

(4)	Balances with Sinopec Group Company and fellow subsidiaries, associates and joint ventures

The balances with the Group’s related parties at 31 December 2016 and 2015 are as follows:

	The ultimate holding company		Other related companies
	At 31 December 2016	At 31 December 2015	At 31 December 2016	At 31 December 2015
	RMB million	RMB million	RMB million	RMB million
Cash and cash equivalents	—	—	40,073	18,303
Accounts receivable	25	1	10,953	22,392
Prepayments and other current assets	33	34	13,397	9,050
Other non-current assets	—	—	20,385	17,760
Accounts payable	3	5	19,416	13,190
Advances from customers	13	20	1,969	1,792
Other payables	178	29	19,430	18,616
Other non-current liabilities	—	—	9,998	8,226
Short-term loans	—	—	18,430	43,693
Long-term loans (including current portion) (Note)	—	—	44,922	44,536

Note:
The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company through the Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 21 and Note 29.

As at and for the year ended 31 December 2016 and 2015, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(5)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	2016	2015
	RMB thousand	RMB thousand
Short-term employee benefits	5,648	5,225
Retirement scheme contributions	499	510
Total	6,147	5,735

52	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(a)	Oil and gas properties and reserves
The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. The Group has used the successful efforts method to account for oil and gas business activities. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense. These costs primarily include dry hole costs, seismic costs and other exploratory costs.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates. Oil and gas reserves have a direct impact on the assessment of the recoverability of the carrying amounts of oil and gas properties reported in the financial statements. If proved reserves estimates are revised downwards, earnings could be affected by changes in depreciation expense or an immediate write-down of the property’s carrying amount.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

(b)	Impairment for assets
If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with “ASBE 8 – Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows. It is difficult to precisely estimate the fair value because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value of expected future cash flows, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to sales volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, selling price and amount of operating costs.

(c)	Depreciation
Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting year. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future years is adjusted if there are significant changes from previous estimates.

(d)	Allowances for doubtful accounts
Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

(e)	Allowance for diminution in value of inventories
If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories would be higher than estimated.

53	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries have been consolidated into the Group’s financial statements for the year ended 31 December 2016. The following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

Full name of enterprise	Principal activities	Registered capital/paid- up capital million	Actual investment at 31 December 2016 million	Percentage of equity interest/ voting right held by the Group %	Minority Interests at 31 December 2016 RMB million

(a) Subsidiaries acquired through group restructuring:
China Petrochemical International Company Limited	Trading of petrochemical products	RMB 1,400	RMB 1,856	100.00	26
China International United Petroleum and Chemical Company Limited	Trading of crude oil and petrochemical products	RMB 3,000	RMB 4,585	100.00	3,790
Sinopec Catalyst Company Limited	Production and sale of catalyst products	RMB 1,500	RMB 1,562	100.00	194
Sinopec Yangzi Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 13,203	RMB 15,651	100.00	—
Sinopec Pipeline Storage & Transportation Company Limited	Pipeline storage and transportation of crude oil	RMB 12,000	RMB 12,000	100.00	—
Sinopec Lubricant Company Limited	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials	RMB 3,374	RMB 3,374	100.00	49
Sinopec Yizheng Chemical Fibre Limited Liability Company	Production and sale of polyester chips and polyester fibres	RMB 4,000	RMB 6,713	100.00	—
Sinopec Marketing Company Limited (“Marketing Company”)	Marketing and distribution of refined petroleum products	RMB 28,403	RMB 20,000	70.42	63,555
Sinopec Kantons Holdings Limited (“Sinopec Kantons”)	Trading of crude oil and petroleum products	HKD 248	HKD 3,952	60.34	3,398
Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”)	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products	RMB 10,800	RMB 5,820	50.56	12,518
Fujian Petrochemical Company Limited (“Fujian Petrochemical”) (i)	Manufacturing of plastics, intermediate petrochemical products and petroleum products	RMB 5,745	RMB 2,873	50.00	3,619
(b) Subsidiaries established by the Group:
Sinopec International Petroleum Exploration and Production Limited (“SIPL”)	Investment in exploration, production and sale of petroleum and natural gas	RMB 8,000	RMB 8,000	100.00	15,253
Sinopec Overseas Investment Holding Limited (“SOIH”)	Investment holding	USD 1,638	USD 1,638	100.00	52
Sinopec Chemical Sales Company Limited	Marketing and distribution of petrochemical products	RMB 1,000	RMB 1,165	100.00	64
Sinopec Great Wall Energy & Chemical Company Limited	Coal chemical industry investment management, production and sale of coal chemical products	RMB 20,739	RMB 20,773	100.00	201
Sinopec Beihai Refining and Chemical Limited Liability Company	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products	RMB 5,294	RMB 5,240	98.98	81
Sinopec Qingdao Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 5,000	RMB 4,250	85.00	1,066
Sinopec-SK(Wuhan) Petrochemical Company Limited (“Zhonghan Wuhan”)	Production, sale, research and development of ethylene and downstream byproducts	RMB 6,270	RMB 4,076	65.00	3,029
(c) Subsidiaries acquired through business combination under common control:
Sinopec Hainan Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 3,986	RMB 2,990	75.00	1,941
Sinopec Qingdao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 1,595	RMB 7,233	100.00	—
Gaoqiao Petrochemical Company Limited (Note 1)	Manufacturing of intermediate petrochemical products and petroleum products	RMB 10,000	RMB 4,804	55.00	4,211
(d) Subsidiaries acquired through business combination not under common control:
Sinopec Zhanjiang Dongxing Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 4,397	RMB 3,225	75.00	825

*	The minority interests of subsidiaries which the Group holds 100% of equity interests at the end of the year are the minority interests of their subsidiaries.

Except for Sinopec Kantons and SOIH, which are incorporated in Bermuda and Hong Kong, respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC.

Note:

(i)
The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those return through its power over the entity.

53	PRINCIPAL SUBSIDIARIES (Continued)

Summarised financial information on subsidiaries with material minority interests

Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary that has minority interests that are material to the Group.

Summarised consolidated balance sheet

	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons (ii)	Zhonghan Wuhan
	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December
	2016	2015	2016	2015	2016	2015	2016	2015	2015	2016	2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	121,260	102,948	18,116	20,231	14,876	8,144	926	140	1,732	1,489	1,386
Current liabilities	(168,366)	(156,028)	(824)	(5,468)	(8,942)	(7,726)	(812)	(73)	(3,488)	(7,521)	(9,885)
Net current (liabilities)/assets	(47,106)	(53,080)	17,292	14,763	5,934	418	114	67	(1,756)	(6,032)	(8,499)
Non-current assets	246,514	240,312	40,067	40,075	19,248	19,878	7,845	5,487	13,025	14,686	15,815
Non-current liabilities	(1,460)	(1,628)	(39,322)	(34,320)	(150)	(160)	(721)	(831)	(3,384)	—	—
Net non-current assets	245,054	238,684	745	5,755	19,098	19,718	7,124	4,656	9,641	14,686	15,815

Summarised consolidated statement of comprehensive income and cash flow

Year ended 31 December	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons (ii)	Zhonghan Wuhan
	2016	2015	2016	2015	2016	2015	2016	2015	2015	2016	2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB Million
Turnover	1,050,294	1,103,934	4,016	6,557	77,894	80,803	4,968	5,532	1,642	11,703	14,077
Profit/(loss) for the year	26,461	23,684	(4,604)	(222)	5,969	3,282	2,513	1,456	825	1,558	1,738
Total comprehensive income/(loss)	27,385	24,391	(2,481)	(4,257)	5,988	3,282	2,513	1,456	302	1,558	1,738
Comprehensive income/(loss) attributable to minority interests	9,028	7,755	(3,279)	(1,218)	2,966	1,641	1,256	728	120	545	608
Dividends paid to minority interests	4,932	7,356	—	—	563	10	—	—	40	—	—
Net cash generated from/(used in) operating activities	50,840	33,196	2,576	4,059	7,211	5,143	617	(179)	1,185	3,636	4,223

Note:

(ii)	This listed company will announce its financial information for the year ended 31 December later than the Company, therefore its 2016 financial information is not currently disclosed.

54	COMMITMENTS

Operating lease commitments
The Group lease land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contains escalation provisions that may require higher future rental payments.

At 31 December 2016 and 2015, the future minimum lease payments of the Group under operating leases are as follows:

	At 31 December	At 31 December
	2016	2015
	RMB million	RMB million
Within one year	14,917	13,737
Between one and two years	14,228	13,265
Between two and three years	13,966	13,199
Between three and four years	13,217	13,091
Between four and five years	12,980	12,430
After five years	275,570	284,300
Total	344,878	350,022

Capital commitments
At 31 December 2016 and 2015, the capital commitments of the Group are as follows:

	At 31 December	At 31 December
	2016	2015
	RMB million	RMB million
Authorised and contracted for (i)	116,379	113,017
Authorised but not contracted for	31,720	47,043
Total	148,099	160,060

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB 4,173 million (2015: RMB 4,089 million).

Commitments to joint ventures
Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

Exploration and production licenses
Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually and recognised in profit and loss. Payments incurred were approximately RMB 333 million for the year ended 31 December 2016 (2015: RMB 372 million).

Estimated future annual payments of the Group are as follows:

	At 31 December	At 31 December
	2016	2015
	RMB million	RMB million
Within one year	263	283
Between one and two years	123	125
Between two and three years	25	32
Between three and four years	24	22
Between four and five years	25	21
After five years	867	834
Total	1,327	1,317

The implementation of commitments in previous year and the Group’s commitments did not have material discrepancy.

55	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

(b)	At 31 December 2016 and 2015, guarantees by the Group in respect of facilities granted to the parties below are as follows:

	At 31 December	At 31 December
	2016	2015
	RMB million	RMB million
Joint ventures	658	703
Associates (i)	11,545	—
Others	10,669	6,010
Total	22,872	6,713

(i)
The group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy by banks amount to RMB 17,050 million. As at 31 December 2016, the amount withdrawn by Zhongtian Synergetic Energy from banks and guaranteed by the group was RMB 11,545 million.

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are reliably estimable. At 31 December 2016 and 2015, it was not probable that the Group will be required to make payments under the guarantees. Thus no liabilities have been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Environmental contingencies
Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 6,358 million for the year ended 31 December 2016 (2015: RMB 5,813 million).

Legal contingencies
The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

56	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production — which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining — which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution — which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals — which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v)	Corporate and others — which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

56	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments, deferred tax assets and other unallocated assets. Segment liabilities exclude short-term loans, short-term debentures payable, non-current liabilities due within one year, long-term loans, debentures payable, deferred tax liabilities, other non-current liabilities and other unallocated liabilities.

Reportable information on the Group’s operating segments is as follows:

	2016	2015
	RMB million	RMB million
Income from principal operations
Exploration and production
External sales	47,443	57,740
Inter-segment sales	58,954	71,019
	106,397	128,759
Refining
External sales	102,983	120,650
Inter-segment sales	747,317	800,962
	850,300	921,612
Marketing and distribution
External sales	1,027,373	1,086,098
Inter-segment sales	3,480	3,056
	1,030,853	1,089,154
Chemicals
External sales	284,289	276,640
Inter-segment sales	38,614	43,814
	322,903	320,454
Corporate and others
External sales	418,102	436,749
Inter-segment sales	320,367	345,454
	738,469	782,203
Elimination of inter-segment sales	(1,168,732)	(1,264,305)

Consolidated income from principal operations	1,880,190	1,977,877
Income from other operations
Exploration and production	9,542	9,894
Refining	5,486	5,004
Marketing and distribution	22,004	17,512
Chemicals	12,211	8,417
Corporate and others	1,478	1,671
Consolidated income from other operations	50,721	42,498

Consolidated operating income	1,930,911	2,020,375

56	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	2016	2015
	RMB million	RMB million
Operating (loss)/profit
By segment
Exploration and production	(58,531)	(18,511)
Refining	55,808	19,423
Marketing and distribution	32,385	27,299
Chemicals	20,769	19,516
Corporate and others	2,912	(678)
Elimination	1,581	4,566
Total segment operating profit	54,924	51,615
Investment income/(loss)
Exploration and production	19,248	708
Refining	1,071	754
Marketing and distribution	2,928	1,910
Chemicals	5,815	3,384
Corporate and others	1,717	2,942
Elimination	—	(822)
Total segment investment income	30,779	8,876
Financial expenses	(6,611)	(8,980)
(Loss)/gain from changes in fair value	(216)	735

Operating profit	78,876	52,246
Add: Non-operating income	4,964	6,947
Less: Non-operating expenses	3,963	3,100
Profit before taxation	79,877	56,093

	At 31 December	At 31 December
	2016	2015
	RMB million	RMB million
Assets
Segment assets
Exploration and production	402,476	447,307
Refining	260,903	264,573
Marketing and distribution	292,328	283,416
Chemicals	144,371	151,646
Corporate and others	95,263	108,921
Total segment assets	1,195,341	1,255,863
Cash at bank and on hand	142,497	69,666
Long-term equity investments	116,812	84,293
Deferred tax assets	7,214	7,469
Other unallocated assets	36,745	29,977
Total assets	1,498,609	1,447,268
Liabilities
Segment liabilities
Exploration and production	95,883	96,725
Refining	82,170	58,578
Marketing and distribution	132,922	118,476
Chemicals	31,989	27,160
Corporate and others	97,078	104,193
Total segment liabilities	440,042	405,132
Short-term loans	30,374	74,729
Non-current liabilities due within one year	38,972	11,277
Long-term loans	62,461	56,493
Debentures payable	54,985	83,253
Deferred tax liabilities	7,661	8,259
Other non-current liabilities	16,136	13,673
Other unallocated liabilities	15,453	4,887
Total liabilities	666,084	657,703

56	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2016	2015
	RMB million	RMB million
Capital expenditure
Exploration and production	32,187	54,710
Refining	14,347	15,132
Marketing and distribution	18,493	22,115
Chemicals	8,849	17, 634
Corporate` and others	2,580	2,821
	76,456	112,412
Depreciation, depletion and amortisation
Exploration and production	61,929	52,155
Refining	17,209	16,557
Marketing and distribution	14,540	14,075
Chemicals	12,654	12,088
Corporate and others	2,093	1,585
	108,425	96,460
Impairment losses on long-lived assets
Exploration and production	11,605	4,864
Refining	1,655	9
Marketing and distribution	267	19
Chemicals	2,898	142
Corporate and others	—	112
	16,425	5,146

(2)	Geographical information
The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	2016	2015
	RMB million	RMB million
External sales
Mainland China	1,488,117	1,580,856
Others	442,794	439,519
	1,930,911	2,020,375

	At 31 December	At 31 December
	2016	2015
	RMB million	RMB million
Non-current assets
Mainland China	1,000,209	1,029,318
Others	45,887	56,081
	1,046,096	1,085,399

57	FINANCIAL INSTRUMENTS

Overview
Financial assets of the Group include cash at bank, equity investments other than long-term equity investment, accounts receivable, bills receivable, available-for-sale financial assets, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term loans, accounts payable, bills payable, debentures payable, employee benefits payable, derivative financial instruments and other payables.

The Group has exposure to the following risks from its uses of financial instruments:

•	credit risk;

•	liquidity risk;

•	market risk;

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total accounts receivable at 31 December 2016, except for the amounts due from Sinopec Group Company and fellow subsidiaries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash at bank, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk
Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 31 December 2016, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 256,375 million (2015: RMB 297,997 million) on an unsecured basis, at a weighted average interest rate of 3.57% (2015: 2.50%). At 31 December 2016, the Group’s outstanding borrowings under these facilities were RMB 36,933 million (2015: RMB 32,991 million) and were included in loans.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

At 31 December 2016
Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

	At 31 December 2016
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term loans	30,374	30,708	30,708	—	—	—
Non-current liabilities due within one year	38,972	39,934	39,934	—	—	—
Short-term debentures payable	6,000	6,030	6,030	—	—	—
Long-term loans	62,461	64,566	900	4,652	57,262	1,752
Debentures payable	54,985	65,503	1,932	24,717	16,069	22,785
Bills payable	5,828	5,828	5,828	—	—	—
Accounts payable	174,301	174,301	174,301	—	—	—
Other payables and employee benefits payable	81,254	81,254	81,254	—	—	—
Total	454,175	468,124	340,887	29,369	73,331	24,537

57	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

	At 31 December 2015
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term loans	74,729	75,314	75,314	—	—	—
Non-current liabilities due within one year	11,277	11,405	11,405	—	—	—
Short-term debentures payable	30,000	30,486	30,486	—	—	—
Long-term loans	56,493	58,156	703	9,366	10,930	37,157
Debentures payable	83,253	97,611	3,314	32,274	39,502	22,521
Bills payable	3,566	3,566	3,566	—	—	—
Accounts payable	130,558	130,558	130,558	—	—	—
Other payables and employee benefits payable	87,522	87,522	87,522	—	—	—
Total	477,398	494,618	342,868	41,640	50,432	59,678

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s short-term and long-term capital requirements.

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk
Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts denominated in US Dollars, Euro, Hong Kong Dollars and Singapore Dollars, and the Group enters into foreign exchange contracts to manage currency risk exposure.

Included in short-term and long-term debts denominated are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

The Group

	At 31 December	At 31 December
	2016	2015
	million	million
Gross exposure arising from loans and borrowings
US Dollars	USD 126	USD 1,181
Euro	EUR 1	EUR 1,108
Hong Kong Dollars	HKD 6	HKD 6
Singapore Dollars	SGD 4	—

A 5 percent strengthening/weakening of Renminbi against the following currencies at 31 December 2016 and 2015 would have increased/decreased net profit for the year of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2015.

The Group

	At 31 December	At 31 December
	2016	2015
	million	million
US Dollars	33	288
Euro	—	295
Singapore Dollars	1	—

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

57	FINANCIAL INSTRUMENTS (Continued)

Market risk (Continued)

(b)	Interest rate risk
The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable interest rates and at fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 21 and Note 29, respectively.

At 31 December 2016, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would increase/decrease the Group’s net profit for the year by approximately RMB 44 million (2015: decrease/increase RMB 91 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s loans outstanding at that date with exposure to cash flow interest rate risk, which in part be eliminated by cash holdings on a variable interest rate basis. The analysis is performed on the same basis for 2015.

(c)	Commodity price risk
The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk.

At 31 December 2016, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. At 31 December 2016, the net fair value of such derivative hedging financial instruments is derivative financial assets of RMB 312 million (2015: RMB 7,875 million) recognised in other receivables and derivative financial liabilities of RMB 4,336 million (2015: RMB 2,750 million) recognised in other payables.

At 31 December 2016, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments which would decrease/increase the Group’s profit for the year by approximately RMB 634 million (2015: decrease/increase RMB 1,951 million), and decrease/increase the Group’s other comprehensive income by approximately RMB 4,007 million (2015: decrease/increase RMB 3,052 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2015.

Fair values

(i)	Financial instruments carried at fair value
The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy. With the fair value of each financial instrument categorised in its entirely based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

•
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 31 December 2016

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets:
– Listed	262	—	—	262
Derivative financial instruments:
– Derivative financial assets	29	733	—	762
	291	733	—	1,024
Liabilities
Derivative financial instruments:
– Derivative financial liabilities	2,586	1,886	—	4,472
	2,586	1,886	—	4,472

57	FINANCIAL INSTRUMENTS (Continued)

Fair values (Continued)

(i)	Financial instruments carried at fair value (Continued)

At 31 December 2015

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets:
– Listed	261	—	—	261
Derivative financial instruments:
– Derivative financial assets	4,235	3,640	—	7,875
	4,496	3,640	—	8,136
Liabilities
Derivative financial instruments:
– Derivative financial liabilities	305	2,445	—	2,750
	305	2,445	—	2,750

During the years ended 31 December 2016 and 2015, there was no transfer between instruments in Level 1 and Level 2.

(ii)	Fair values of financial instruments carried at other than fair value
The fair values of the Group’s financial instruments carried at other than fair value (other than long-term debts and unquoted security investments) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term debts are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 1.06% to 4.90% (2015: 1.08% to 4.90%). The following table presents the carrying amount and fair value of the Group’s long-term debts other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2016 and 2015:

	At 31 December	At 31 December
	2016	2015
	RMB million	RMB million
Carrying amount	110,969	105,927
Fair value	109,308	103,482

The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

Other unquoted equity investments are individually and in the aggregate not material to the Group’s financial position or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted equity investments for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 31 December 2016 and 2015.

58	EXTRAORDINARY GAINS AND LOSSES

Pursuant to “Explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public- Extraordinary Gainand Loss” (2008), the extraordinary gains and losses of the Group are as follows:

	2016	2015
	RMB million	RMB million
Extraordinary (gains)/losses for the year:
Net loss on disposal of non-current assets	1,528	721
Donations	133	112
Government grants	(3,987)	(5,002)
Gain on holding and disposal of various investments	(518)	(943)
Investment income on loss of control remeasuring interests in the Pipeline Ltd (Note 12(i))	(20,562)	—
Other non-operating loss	1,328	331
Net gains of combination under common control from 1 January 2016 to the consolidation date	(86)	(134)
	(22,164)	(4,915)
Tax effect	5,578	1,060
Total	(16,586)	(3,855)
Attributable to:
Equity shareholders of the Company	(16,703)	(3,380)
Minority interests	117	(475)

59	BASIC AND DILUTED EARNINGS PER SHARE

(i)	Basic earnings per share
Basic earnings per share is calculated by the net profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	2016	2015
Net profit attributable to equity shareholders of the Company (RMB million)	46,416	32,281
Weighted average number of outstanding ordinary shares of the Company (million)	121,071	120,853
Basic earnings per share (RMB/share)	0.383	0.267

The calculation of the weighted average number of ordinary shares is as follows:

	2016	2015
Weighted average number of outstanding ordinary shares of the Company at 1 January (million)	121,071	118,280
Conversion of the 2011 Convertible Bonds (million)	—	2,573
Weighted average number of outstanding ordinary shares of the Company at 31 December (million)	121,071	120,853

(ii)	Diluted earnings per share
Diluted earnings per share is calculated by the net profit attributable to equity shareholders of the Company (diluted) and the weighted average number of ordinary shares of the Company (diluted):

	2016	2015
Net profit attributable to equity shareholders of the Company (diluted) (RMB million)	46,413	32,279
Weighted average number of outstanding ordinary shares of the Company (diluted) (million)	121,071	120,853
Diluted earnings per share (RMB/share)	0.383	0.267

The calculation of the weighted average number of ordinary shares (diluted) is as follows:

	2016	2015
The weighted average number of the ordinary shares issued at 31 December (million)	121,071	120,853
Weighted average number of the ordinary shares issued at 31 December (diluted) (million)	121,071	120,853

60	RETURN ON NET ASSETS AND EARNINGS PER SHARE

In accordance with “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No.9 – Calculation and Disclosure of the Return on Net Assets and Earnings Per Share” (2010 revised) issued by the CSRC and relevant accounting standards, the Group’s return on net assets and earnings per share are calculated as follows:

	2016			2015
	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share
	(%)	(RMB/Share)	(RMB/Share)	(%)	(RMB/Share)	(RMB/Share)
Net profit attributable to the Company’s ordinary equity shareholders	6.68	0.383	0.383	5.07	0.267	0.267
Net profit deducted extraordinary gains and losses attributable to the Company’s ordinary equity shareholders	4.33	0.245	0.245	4.52	0.239	0.239

61	EVENTS AFTER THE BALANCE SHEET DATE

According to the purchase and sale agreement signed between SOIHL Hong Kong Holding Limited (“SOIHL HK”), a wholly owned subsidiary of the Group, and Chevron Global Energy Inc. (“CGEI”) on 21 March 2017, SOIHL HK is going to acquire the equity shares of and related interest in Chevron South Africa (Proprietary) Limited and the equity shares of Chevron Botswana (Proprietary) Limited (“the Targets”) held by CGEI, in a total consideration approximate to USD 900 million (“the Transaction”). The consideration is subject to adjustment according to the circumstances of the Targets, such as the changes in working capital, at the completion. The Transaction has been approved by the Board of Directors of the Company, and is still subject to the satisfaction of the certain conditions to completion. The Targets’ principle activities are to manufacture and market refined oil products in South Africa and market refined oil products in Botswana.According to the purchase and sale agreement signed between SOIHL Hong Kong Holding Limited (“SOIHL HK”), a wholly owned subsidiary of the Group, and Chevron Global Energy Inc. (“CGEI”) on 21 March 2017, SOIHL HK is going to acquire the equity shares of and related interest in Chevron South Africa (Pty) Limited and the equity shares of Chevron Botswana (Pty) Limited (“the Targets”) held by CGEI, in a total consideration approximate to USD 900 million, which is subject to adjustment according to the circumstances of the Targets at the completion day (“the Transaction”). The Transaction has been approved by the Board of Directors of the Company, and is still subject to the governments’ approval where the Targets operates. The Targets’ principle activities are to manufacture and market refined oil products in South Africa and market refined oil products in Botswana.

REPORT OF THE INTERNATIONAL AUDITOR

Independent Auditor’s Report
To the shareholders of China Petroleum & Chemical Corporation
(incorporated in People’s Republic of China with limited liability)

OPINION

What we have audited

The consolidated financial statements of China Petroleum & Chemical Corporation (the “Company”) and its subsidiaries (the “Group”) set out on pages 147 to 201, which comprise:

•	the consolidated balance sheet as at 31 December 2016;

•	the consolidated income statement for the year then ended;

•	the consolidated statement of comprehensive income for the year then ended;

•	the consolidated statement of changes in equity for the year then ended;

•	the consolidated statement of cash flows for the year then ended; and

•	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2016, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standard Board and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the Hong Kong Instituted of Certified Public Accountants (“HKICPA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers, 22/F Prince's Building, Central, Hong Kong
T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

Key audit matters identified in our audit are summarised as follows:

•	Recoverability of the carrying amount of oil and gas properties; and

•	Accounting for gain of capital injection by external investors into Sinopec Sichuan to East China Gas Pipeline Co., Ltd (“Pipeline Ltd”).

Key Audit Matter	How our audit addressed the Key Audit Matter

Recoverability of the carrying amount of oil and gas properties

Refer to note 16 “PROPERTY, PLANT AND EQUIPMENT” to the consolidated financial statements.

As at 31 December 2016, the carrying amount of oil and gas properties amounted to RMB 215,124 million.

Low crude oil prices gave rise to possible indication that the carrying amount of oil and gas properties as at 31 December 2016 might be impaired. The Group has adopted values in use as the respective recoverable amounts of the oil and gas properties, which involved estimations or assumptions including:

–          Future crude oil prices;
–          Future production profiles;
–          Future cost profiles; and
–          Discount rates.

Because of the significance of the carrying amount of oil and gas properties as at 31 December 2016, together with the use of estimations or assumptions in determining their respective values in use, we had placed our audit emphasis on this matter.

In auditing the respective values in use calculations of the relevant oil and gas properties, we have performed the following key procedures on the relevant discounted cash flow projections prepared by management:

•          Evaluated and tested the key controls, relating to the preparation of the discounted cash flow projections of oil and gas properties.

•          Compared estimates of future crude oil prices adopted by the Group against a range of reputable published crude oil price forecasts.

•          Compared the future production profiles against the oil and gas reserve estimation report approved by the Group’s reserve management committee. Evaluated the competence, capability and objectivity of the management’s experts engaged in estimating the oil and gas reserves. Assessed key estimations or assumptions used in the reserve estimation, by reference to historical data, management plans and/or reputable external data.

•          Compared the future cost profiles against historical costs or relevant budgets of the Group.

•          Independently estimated a range of discount rates, and found that the discount rates adopted by management were within the range.

Accounting for gain of capital injection by external investors into Pipeline Ltd

Refer to note 8 “OTHER OPERATING INCOME/(EXPENSE), NET” to the consolidated financial statements.

A gain of RMB 20.562 billion arose as a result of the derecognition of the assets and liabilities of a former subsidiary (Pipeline Ltd) from the consolidated financial position of the Group when the control over Pipeline Ltd was lost. The Group continues to retain a 50% equity interest in the Pipeline Ltd, and hence its significant influence over the Pipeline Ltd. As a result, the Group deconsolidated the assets and liabilities of Pipeline Ltd when the control was lost, and accounts for its 50% equity interest in the Pipeline Ltd as an associate company.

Because of the significance of such gain in the year ended 31 December 2016, we had placed our audit emphasis on this matter.

•          Tested selected other key data inputs, such as nature gas prices and production profiles in the projections by reference to historical data and/or relevant budgets of the Group.

•          Assessed the methodology adopted in, and tested mathematical accuracy of, the discounted cash flow projections.

•          Evaluated the sensitivity analyses prepared by the Group, and assessed the potential impacts of a range of possible outcomes.

Based on our work, we found the key assumptions and input data adopted were supported by the evidence we gathered and consistent with our expectations.

In auditing the gain of capital injection by external investors into Pipeline Ltd, we have performed the following procedures:

•          Evaluated the effective date on which the Group lost control over the Pipeline Ltd, taking into consideration of factors including when the composition of the board of directors was changed.

•          Tested the consideration to the Group as compensation for the loss of control over the Pipeline Ltd by checking against the relevant bank receipt notices. Corroborated the detail of the transaction by inspecting the relevant documents, agreements and contracts.

•          Recomputed the gain arising from the capital injection by external investors into Pipeline Ltd of RMB 20.562 billion, and agreed to management’s computation.

Based on our work, we found that the gain of capital injection by external investors into Pipeline Ltd of RMB 20.562 billion was supported by the evidence we gathered.

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•
Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is HON CHONG HENG.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 24 March 2017

(B)	FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2016
(Amounts in million, except per share data)

	Note	Year ended 31 December
		2016	2015
		RMB	RMB
Turnover and other operating revenues
Turnover	3	1,880,190	1,977,877
Other operating revenues	4	50,721	42,498
		1,930,911	2,020,375
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(1,379,691)	(1,494,046)
Selling, general and administrative expenses	5	(64,360)	(69,491)
Depreciation, depletion and amortisation		(108,425)	(96,460)
Exploration expenses, including dry holes		(11,035)	(10,459)
Personnel expenses	6	(63,887)	(56,619)
Taxes other than income tax	7	(232,006)	(236,349)
Other operating income/(expense), net	8	5,686	(129)
Total operating expenses		(1,853,718)	(1,963,553)

Operating profit		77,193	56,822
Finance costs
Interest expense	9	(9,219)	(8,133)
Interest income		3,218	3,010
Loss on embedded derivative component of the convertible bonds		—	(259)
Foreign currency exchange losses, net		(610)	(3,857)
Net finance costs		(6,611)	(9,239)
Investment income		263	466
Share of profits less losses from associates and joint ventures	19, 20	9,306	8,362

Profit before taxation		80,151	56,411
Tax expense	10	(20,707)	(12,613)
Profit for the year		59,444	43,798
Attributable to:
Owners of the Company		46,672	32,512
Non-controlling interests		12,772	11,286
Profit for the year		59,444	43,798
Earnings per share:	15
Basic		0.385	0.269
Diluted		0.385	0.269

The notes on pages 154 to 201 form part of these consolidated financial statements. Details of dividends payable to owners of the Company attributable to the profit for the year are set out in Note 13

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2016
(Amounts in million)

	Note	Year ended 31 December
		2016	2015
		RMB	RMB
Profit for the year		59,444	43,798
Other comprehensive income:	14
Items that may be reclassified subsequently to profit or loss (net of tax and after reclassification adjustments):
Cash flow hedges		2,014	3,163
Available-for-sale securities		(24)	62
Share of other comprehensive income/(loss) of associates and joint ventures		45	(5,356)
Foreign currency translation differences		4,298	2,268
Total items that may be reclassified subsequently to profit or loss		6,333	137
Total other comprehensive income		6,333	137

Total comprehensive income for the year		65,777	43,935
Attributable to:
Owners of the Company		53,724	31,789
Non–controlling interests		12,053	12,146
Total comprehensive income for the year		65,777	43,935

The notes on pages 154 to 201 form part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET
As at 31 December 2016
(Amounts in million)

	Note	31 December	31 December
		2016	2015
		RMB	RMB
Non-current assets
Property, plant and equipment, net	16	690,594	733,449
Construction in progress	17	129,581	152,325
Goodwill	18	6,353	6,271
Interest in associates	19	66,116	40,712
Interest in joint ventures	20	50,696	43,581
Available-for-sale financial assets	21	11,408	10,964
Deferred tax assets	27	7,214	7,469
Lease prepayments	22	54,241	51,049
Long-term prepayments and other assets	23	70,145	67,791
Total non-current assets		1,086,348	1,113,611
Current assets
Cash and cash equivalents		124,468	68,933
Time deposits with financial institutions		18,029	733
Trade accounts receivable	24	50,289	56,142
Bills receivable	24	13,197	10,964
Inventories	25	156,511	145,608
Prepaid expenses and other current assets	26	49,767	51,277
Total current assets		412,261	333,657
Current liabilities
Short-term debts	28	56,239	71,517
Loans from Sinopec Group Company and fellow subsidiaries	28	18,580	43,929
Trade accounts payable	29	174,301	130,558
Bills payable	29	5,828	3,566
Accrued expenses and other payables	30	224,544	212,214
Income tax payable		6,051	1,048
Total current liabilities		485,543	462,832

Net current liabilities		73,282	129,175

Total assets less current liabilities		1,013,066	984,436
Non-current liabilities
Long-term debts	28	72,674	95,446
Loans from Sinopec Group Company and fellow subsidiaries	28	44,772	44,300
Deferred tax liabilities	27	7,661	8,259
Provisions	31	39,298	33,186
Other long-term liabilities		17,426	15,084
Total non-current liabilities		181,831	196,275

		831,235	788,161
Equity
Share capital	32	121,071	121,071
Reserves		589,923	555,126
Total equity attributable to owners of the Company		710,994	676,197
Non-controlling interests		120,241	111,964
Total equity		831,235	788,161

Approved and authorised for issue by the board of directors on 24 March 2017.

Wang Yupu	Dai Houliang	Wang Dehua
Chairman (Legal representative)	Vice Chairman, President	Chief Financial Officer

The notes on pages 154 to 201 form part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2016
(Amounts in million)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non– controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 31 December 2014	118,280	(30,497)	41,824	76,552	117,000	(6,179)	276,061	593,041	52,536	645,577
Contribution from SAMC in the Acquisition of Gaoqiao Branch of SAMC (Note 1)	—	2,214	—	—	—	—	—	2,214	1,811	4,025
Balance at 1 January 2015	118,280	(28,283)	41,824	76,552	117,000	(6,179)	276,061	595,255	54,347	649,602
Profit for the year	—	—	—	—	—	—	32,512	32,512	11,286	43,798
Other comprehensive income (Note 14)	—	—	—	—	—	(1,169)	—	(1,169)	1,306	137
Total comprehensive income for the year	—	—	—	—	—	(1,169)	32,512	31,343	12,592	43,935
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Conversion of the 2011 Convertible Bonds	2,791	—	14,026	—	—	—	—	16,817	—	16,817
Final dividend for 2014 (Note 13)	—	—	—	—	—	—	(13,318)	(13,318)	—	(13,318)
Interim dividend for 2015 (Note 13)	—	—	—	—	—	—	(10,896)	(10,896)	—	(10,896)
Appropriation (Note (a))	—	—	—	3,088	—	—	(3,088)	—	—	—
Contributions to subsidiaries from non–controlling interests	—	56,224	—	—	—	446	—	56,670	48,807	105,477
Distributions to non–controlling interests	—	—	—	—	—	—	—	—	(3,389)	(3,389)
Profit distribution to SAMC (Note 1)	—	—	—	—	—	—	(74)	(74)	(60)	(134)
Total contributions by and distributions to owners	2,791	56,224	14,026	3,088	—	446	(27,376)	49,199	45,358	94,557
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Transaction with non–controlling interests	—	326	—	—	—	—	—	326	(326)	—
Total changes in ownership interests in subsidiaries that do not result in a loss of control	—	326	—	—	—	—	—	326	(326)	—

Total transactions with owners	2,791	56,550	14,026	3,088	—	446	(27,376)	49,525	45,032	94,557
Others	—	74	—	—	—	121	(121)	74	(7)	67

Balance at 31 December 2015	121,071	28,341	55,850	79,640	117,000	(6,781)	281,076	676,197	111,964	788,161

The notes on pages 154 to 201 form part of these consolidated financial statements.

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non– controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2016	121,071	28,341	55,850	79,640	117,000	(6,781)	281,076	676,197	111,964	788,161
Profit for the year	—	—	—	—	—	—	46,672	46,672	12,772	59,444
Other comprehensive income (Note 14)	—	—	—	—	—	7,052	—	7,052	(719)	6,333
Total comprehensive income for the year	—	—	—	—	—	7,052	46,672	53,724	12,053	65,777
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2015 (Note 13)	—	—	—	—	—	—	(7,264)	(7,264)	—	(7,264)
Interim dividend for 2016 (Note 13)	—	—	—	—	—	—	(9,565)	(9,565)	—	(9,565)
Appropriation (Note (a))	—	—	—	—	—	—	—	—	—	—
Distributions to non–controlling interests	—	—	—	—	—	—	—	—	(6,146)	(6,146)
Profit distribution to SAMC (Note 1)	—	—	—	—	—	—	(47)	(47)	(39)	(86)
Distribution to SAMC in the Acquisition of Gaoqiao Branch of SAMC (Note 1)	—	(2,137)	—	—	—	—	—	(2,137)	2,137	—
Total contributions by and distributions to owners	—	(2,137)	—	—	—	—	(16,876)	(19,013)	(4,048)	(23,061)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Transaction with non–controlling interests	—	(30)	—	—	—	—	—	(30)	263	233
Total changes in ownership interests in subsidiaries that do not result in a loss of control	—	(30)	—	—	—	—	—	(30)	263	233

Total transactions with owners	—	(2,167)	—	—	—	—	(16,876)	(19,043)	(3,785)	(22,828)
Others	—	116	—	—	—	153	(153)	116	9	125

Balance at 31 December 2016	121,071	26,290	55,850	79,640	117,000	424	310,719	710,994	120,241	831,235

Note:

(a)
According to the PRC Company Law and the Articles of Association of the Company, the Company is required to transfer 10% of its net profit determined in accordance with the accounting policies complying with Accounting Standards for Business Enterprises (“ASBE”), adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is required. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by issuing of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Pursuant to the Articles of Association of the Company and the resolution passed at the Directors’ meeting on 24 March 2017, the directors proposed to transfer RMB 2,359 million to the statutory surplus reserve, being 10% of the current year’s net profit determined in accordance with the accounting policies complying with ASBE to this reserve.

(b)	The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(c)
As at 31 December 2016, the amount of retained earnings available for distribution was RMB 182,440 million (2015: RMB 175,679 million), being the amount determined in accordance with ASBE. According to the Articles of Association of the Company, the amount of retained earnings available for distribution to owners of the Company is lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards (“IFRS”).

(d)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; and (ii) the difference between the considerations paid over or received the amount of the net assets of entities and related operations acquired from or sold to Sinopec Group Company and non–controlling interests.

(e)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

The notes on pages 154 to 201 form part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2016
(Amounts in million)

	Note	Year ended 31 December
		2016	2015
		RMB	RMB
Net cash generated from operating activities	(a)	214,543	165,740
Investing activities
Capital expenditure		(65,467)	(95,495)
Exploratory wells expenditure		(7,380)	(7,203)
Purchase of investments, investments in associates and investments in joint ventures	19, 20	(16,389)	(23,440)
Proceeds from disposal of investments and investments in associates		33,516	3,353
Proceeds from disposal of property, plant, equipment and other non-current assets		440	427
(Increase)/decrease in time deposits with maturities over three months		(17,296)	12
Interest received		2,331	2,228
Investment and dividend income received		4,028	3,399
Net cash used in investing activities		(66,217)	(116,719)
Financing activities
Proceeds from bank and other loans		506,097	1,090,241
Repayments of bank and other loans		(569,091)	(1,152,837)
Contributions to subsidiaries from non–controlling interests		343	105,529
Dividends paid by the Company		(16,876)	(24,214)
Distributions by subsidiaries to non–controlling interests		(6,553)	(1,481)
Interest paid		(6,967)	(8,145)
Net cash (used in)/generated from financing activities		(93,047)	9,093

Net increase in cash and cash equivalents		55,279	58,114
Cash and cash equivalents at 1 January		68,933	10,526
Effect of foreign currency exchange rate changes		256	293
Cash and cash equivalents at 31 December		124,468	68,933

The notes on pages 154 to 201 form part of these consolidated financial statements.

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2016
(Amounts in million)

(a)	Reconciliation from profit before taxation to net cash generated from operating activities

	Year ended 31 December
	2016	2015
	RMB	RMB
Operating activities
Profit before taxation	80,151	56,411
Adjustments for:
Depreciation, depletion and amortisation	108,425	96,460
Dry hole costs written off	7,467	6,099
Share of profits from associates and joint ventures	(9,306)	(8,362)
Investment income	(263)	(466)
Gain on dilution and remeasurement of interests in the Pipeline Ltd (8(i))	(20,562)	—
Interest income	(3,218)	(3,010)
Interest expense	9,219	8,133
Loss on foreign currency exchange rate changes and derivative financial instruments	86	3,085
Loss on disposal of property, plant, equipment and other non–currents assets, net	1,528	748
Impairment losses on assets	17,076	8,767
Loss on embedded derivative component of the convertible bonds	—	259
	190,603	168,124
Net charges from:
Accounts receivable and other current assets	(22,549)	40,910
Inventories	(11,364)	39,136
Accounts payable and other current liabilities	81,089	(68,431)
	237,779	179,739
Income tax paid	(23,236)	(13,999)
Net cash generated from operating activities	214,543	165,740

The notes on pages 154 to 201 form part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2016

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION

Principal activities
China Petroleum & Chemical Corporation (the “Company”) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group”), engages in oil and gas and chemical operations in the People’s Republic of China (the “PRC”). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation
The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (“Sinopec Group Company”), the ultimate holding company of the Group and a ministry–level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state–owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company on that date. The oil and gas and chemical operations and businesses transferred to the Company were related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sales of chemicals.

Basis of preparation
Pursuant to the resolution passed at the Directors’ meeting on 29 October 2015, the Company entered into the JV Agreement with Sinopec Assets Management Corporation (“SAMC”) in relation to the formation of the Gaoqiao Petrochemical Co., Ltd. According to the JV Agreement, the Company and SAMC jointly set up Gaoqiao Petrochemical Co., Ltd. for RMB 100 million in cash in 2016. Subsequently, the Company subscribed capital contribution with the net assets of Gaoqiao Branch of the Company and SAMC subscribed capital contribution with the net assets of Gaoqiao Branch of SAMC. The capital contribution was completed on 1 June 2016, after which the Company held 55% of Gaoqiao Petrochemical Co., Ltd.’s voting rights and became the parent company of Gaoqiao Petrochemical Co., Ltd.

As Sinopec Group Company controls both the Group and SAMC, the non–cash transaction described above between Sinopec and SAMC has been accounted as business combination under the common control and it has been reflected in the accompanying consolidated financial statements as combination of entities under common control in a manner of predecessor value accounting. Accordingly, the assets and liabilities of Gaoqiao Branch of SAMC have been accounted for at historical cost, and the consolidated financial statements of the Group prior to these acquisitions have been restated to include the results of operation and the assets and liabilities of Gaoqiao Branch of SAMC on a combined basis.

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION (Continued)

Basis of preparation (Continued)
The financial condition as at 31 December 2015 and the results of operation for the year ended 31 December 2015 previously reported by the Group have been restated to include the results of operations and the assets and liabilities of Gaoqiao Branch of SAMC on a combined basis as set out below:

	The Group, as previously reported	Gaoqiao Branch of SAMC	Elimination and Adjustment*	The Group, as restated
	RMB million	RMB million	RMB million	RMB million
Summarised consolidated income statement for the year ended 31 December 2015:
Turnover and other operating revenues	2,018,883	2,563	(1,071)	2,020,375
Profit attributable to owners of the Company	32,438	134	(60)	32,512
Profit attributable to non–controlling interests	11,226	—	60	11,286
Basic earnings per share (RMB)	0.268	0.001	—	0.269
Diluted earnings per share (RMB)	0.268	0.001	—	0.269
Summarised consolidated balance sheet as at 31 December 2015:
Current assets	332,405	1,287	(35)	333,657
Total assets	1,443,129	4,174	(35)	1,447,268
Current liabilities	462,642	225	(35)	462,832
Total liabilities	658,910	232	(35)	659,107
Total equity attributable to owners of the Company	674,029	3,942	(1,774)	676,197
Non–controlling interests	110,190	—	1,774	111,964
Summarised consolidated statement of cash flows for the year ended 31 December 2015:
Net cash generated from/(used in) operating activities	165,818	(79)	1	165,740
Net cash (used in)/generated from investing activities	(116,952)	201	32	(116,719)
Net cash generated from/(used in) financing activities	9,310	(185)	(32)	9,093
Net increase/(decrease) in cash and cash equivalents	58,176	(63)	1	58,407

*
Gaoqiao Branch of SAMC sold its chemical products and steam to the Group. The transactions between the Group and the Gaoqiao Branch of SAMC have been eliminated on combination. All other significant balances and transactions between the Group and Gaoqiao Branch of SAMC have been eliminated on combination.

At the completion date, the non–controlling interests amount to RMB 2,137 million was recognized in relation to SAMC’s 45% interest in Gaoqiao Branch of the Company.

The accompanying consolidated financial statements have been prepared in accordance with all applicable IFRSs as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations (“IFRIC”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group are set out in Note 2.

(a)	New and amended standards and interpretations adopted by the Group
The following is the Amendment to IAS 27 that has been adopted by the Group. The Group has changed from cost method to equity method to measure investments in joint ventures and associates in the separate financial statements from 1 January 2016 and accordingly made retrospective adjustments.

Amendment to IAS 27, ‘Method to measure investments in subsidiaries, joint ventures and associates’, allows entities to use equity method to measure investments in subsidiaries, joint ventures and associates in their separate financial statements. Previousely, IAS 27 allows entities to measure their investments in subsidiaries, joint ventures and associates either at cost or as a financial asset in their separate financial statements. The amendments introduce the equity method as a third option. The election can be made independently for each category of investment (subsidiaries, joint ventures and associates). Entities wishing to change to the equity method must do so retrospectively. The amendment is effective for annual period beginning on or after 1 January 2016.

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION (Continued)

Basis of preparation (Continued)
(b)	New and amended standards and interpretations not yet adopted by the Group
The following relevant IFRSs, amendments to existing IFRSs and interpretation of IFRS have been published and are mandatory for accounting periods beginning on or after 1 January 2017 or later periods and have not been early adopted by the Group. Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that, except for IFRS 16, the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the whole of IAS 39. IFRS 9 introduces a new model for the recognition of impairment losses – the expected credit losses (ECL) model, which constitutes a change from the incurred loss model in IAS 39. IFRS 9 applies to all hedging relationships, with the exception of portfolio fair value hedges of interest rate risk. The new guidance better aligns hedge accounting with the risk management activities of an entity and provides relief from the more “rule–based” approach of IAS 39. IFRS 9 is effective for annual periods beginning on or after 1 January 2018. Earlier application is permitted.

Amendments to IFRS 10 and IAS 28 on sale or contribution of assets between an investor and its associate or joint venture. The amendments address an inconsistency between IFRS 10 and IAS 28 in the sale and contribution of assets between an investor and its associate or joint venture. A full gain or loss is recognised when a transaction involves a business. A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if those assets are in a subsidiary. The amendments were originally intended to be effective for annual periods beginning on or after 1 January 2016. The effective date has now been deferred/removed. Early application of the amendments continues to be permitted.

IFRS 15, ‘Revenue from contracts with customers’, establishes a comprehensive framework for determining when to recognise revenue and how much revenue to recognise through a 5–step approach. IFRS 15 provides specific guidance on capitalisation of contract cost and licence arrangements. It also includes a cohesive set of disclosure requirements about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The core principle is that a company should recognise revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. IFRS 15 replaces the previous revenue standards: IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’ and the related Interpretations on revenue recognition: IFRIC 13 ‘Customer Loyalty Programmes’, IFRIC 15 ‘Agreements for the Construction of Real Estate’, IFRIC 18 ‘Transfers of Assets from Customers’ and SIC–31 ‘Revenue—Barter Transactions Involving Advertising Services’. IFRS 15 is effective for annual reporting periods beginning on or after 1 January 2018, with earlier application permitted.

IFRS 16, ‘Leases’, provides updated guidance on the definition of leases, and the guidance on the combination and separation of contracts. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. IFRS 16 requires lessees to recognise lease liability reflecting future lease payments and a ‘right–of–use–asset’ for almost all lease contracts, with an exemption for certain short–term leases and leases of low–value assets. The lessors accounting stays almost the same as under IAS 17 ‘Leases’. An entity shall apply IFRS 16 for annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted if IFRS 15 is also applied.

Amendments to IAS 7, ‘Statement of cash flows’, the IASB has issued an amendment to IAS 7 introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. Amendments to IAS 7 are effective for annual periods beginning on or after 1 January 2017.

Amendments to IAS 12, ‘Income taxes’, the IASB has issued amendments to IAS 12, ‘Income taxes’. These amendments on the recognition of deferred tax assets for unrealised losses clarify how to account for deferred tax assets related to debt instruments measured at fair value. Amendments to IAS 12 are effective for annual periods beginning on or after 1 January 2017.

The accompanying consolidated financial statements are prepared on the historical cost basis except for the remeasurement of available–for–sale securities (Note 2(k)), securities held for trading (Note 2(k)), derivative financial instruments (Note 2(l) and (n)) and derivative component of the convertible bonds (Note 2(r)) to their fair values.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRSs that have significant effect on the consolidated financial statements and the major sources of estimation uncertainty are disclosed in Note 39.

2	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation
The consolidated financial statements comprise the Company and its subsidiaries, and interest in associates and joint ventures.

(i)	Subsidiaries and non–controlling interests
Subsidiaries are those entities controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Non–controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the owners of the Company. Non–controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non–controlling interests and the owners of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non–controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(a) (ii)).

In the Company’s balance sheet, investments in subsidiaries are stated at cost less impairment losses (Note 2(o)).

The particulars of the Group’s principal subsidiaries are set out in Note 37.

(ii)	Associates and joint ventures
An associate is an entity, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for in the consolidated financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(j) and (o)).

The Group’s share of the post–acquisition, post–tax results of the investees and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group’s share of the post–acquisition, post–tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate (see Note 2(a) (ii)).

In the Company’s balance sheet, investments in associates and joint ventures are stated at carrying amount (Note 2(o)).

(iii)	Transactions eliminated on consolidation
Inter–company balances and transactions and any unrealised gains arising from inter–company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)	Basis of consolidation (Continued)
(iv)	Merger accounting for common control combination
The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party. The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties’ perspective. No amount is recognised as consideration for goodwill or excess of acquirers’ interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party’s interest.

The consolidated income statement includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where there is a shorter period, regardless of the date of the common control combination. The comparative amounts in the consolidated financial statements are presented as if the entities or businesses had been combined at the previous balance sheet date or when they first came under common control, whichever is shorter.

A uniform set of accounting policies is adopted by those entities. All intra–group transactions, balances and unrealised gains on transactions between combining entities or businesses are eliminated on consolidation. Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses, etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting is recognised as an expense in the period in which it is incurred.

(b)	Translation of foreign currencies
The presentation currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (‘‘PBOC’’) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the “finance costs” section of the consolidated income statement.

The results of foreign operations are translated into Renminbi at the applicable rates quoted by the PBOC prevailing on the transaction dates. Balance sheet items, including goodwill arising on consolidation of foreign operations are translated into Renminbi at the closing foreign exchange rates at the balance sheet date. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates or an exchange rate that approximents the spot exchange rates on the transaction dates. The resulting exchange differences are recognised in other comprehensive income and accumulated in equity in the other reserves.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to the consolidated income statement when the profit or loss on disposal is recognised.

(c)	Cash and cash equivalents
Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

(d)	Trade, bills and other receivables
Trade, bills and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method, less impairment losses for bad and doubtful debts (Note 2(o)). Trade, bills and other receivables are derecognised if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

(e)	Inventories
Inventories are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Property, plant and equipment
An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(o)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, when it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the consolidated income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the consolidated income statement on the date of retirement or disposal.

Depreciation is provided to write off the cost amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight–line basis, after taking into account its estimated residual value, as follows:

	Estimated usage period	Estimated residuals rate

Buildings	12 to 50 years	3%
Equipment, machinery and others	4 to 30 years	3%

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

(g)	Oil and gas properties
The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells, the related supporting equipment and proved mineral interests in properties are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. The exploratory well costs are usually not carried as an asset for more than one year following completion of drilling, unless (i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made; (ii) drilling of the additional exploratory wells is under way or firmly planned for the near future; or (iii) other activities are being undertaken to sufficiently progress the assessing of the reserves and the economic and operating viability of the project. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs of proved oil and gas properties are amortised on a unit–of–production method based on volumes produced and reserves.

Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices and the future cash flows are adjusted to reflect such risks specific to the liability, as appropriate. These estimated future dismantlement costs are discounted at pre–tax risk–free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

(h)	Lease prepayments
Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amount charged to expense and impairment losses (Note 2(o)). The cost of lease prepayments is charged to expense on a straight–line basis over the respective periods of the rights.

(i)	Construction in progress
Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(o)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Goodwill
Goodwill represents amounts arising on acquisition of subsidiaries, associates or joint ventures. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Prior to 1 January 2008, the acquisition of the non–controlling interests of a consolidated subsidiary was accounted for using the acquisition method whereby the difference between the cost of acquisition and the fair value of the net identifiable assets acquired (on a proportionate share) was recognised as goodwill. From 1 January 2008, any difference between the amount by which the non–controlling interest is adjusted (such as through an acquisition of the non–controlling interests) and the cash or other considerations paid is recognised in equity.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash–generating unit, or groups of cash–generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(o)). In respect of associates or joint ventures, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or joint venture and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(o)).

(k)	Available–for–sale financial assets
Investments in available–for–sale securities are carried at fair value with any change in fair value recognised in other comprehensive income and accumulated separately in equity in other reserves. When these investments are derecognised or impaired, the cumulative gain or loss is reclassified from equity to the consolidated income statement. Investments in equity securities, other than investments in associates and joint ventures, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (Note 2(o)).

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in the consolidated income statement as incurred. At each balance sheet date, the fair value is remeasured, with any resultant gain or loss being recognised in the consolidated income statement.

(l)	Derivative financial instruments
Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in the consolidated income statement, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resulting gain or loss depends on the nature of the item being hedged (Note 2(n)).

(m)	Offsetting financial instruments
Financial assets and liabilities are presented respectively in the consolidated balance sheet, without any offset. However, they are offset and reported in the balance sheet when satisfied the following: (1) There is a legally enforceable right to offset the recognised amounts. (2) There is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

(n)	Hedging

(i)	Cash flow hedges
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gains or losses on remeasurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in other reserves. The ineffective portion of any gain or loss is recognised immediately in the consolidated income statement.

If a hedge of a forecast transaction subsequently results in the recognition of a non–financial asset, the associated gain or loss is reclassified from equity to be included in the initial cost or other carrying amount of the non–financial asset.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the asset acquired or liability assumed affects the consolidated income statement (such as when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the hedged forecast transaction affects the consolidated income statement.

When a hedging instrument expires or is sold, terminated, exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity until the transaction occurs and it is recognised in accordance with the above policy. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss is reclassified from equity to the consolidated income statement immediately.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)	Hedging (Continued)

(ii)	Fair value hedges
A fair value hedge is a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or unrecognised firm commitment.

The gain or loss from remeasuring the hedging instrument at fair value is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged item is a financial instrument measured at amortised cost, any adjustment to the carrying amount of the hedged item is amortised to profit or loss from the adjustment date to the maturity date using the recalculated effective interest rate at the adjustment date.

(iii)	Hedge of net investments in foreign operations
The portion of the gain or loss on remeasurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised in other comprehensive income and accumulated separately in equity in the other reserve until the disposal of the foreign operation, at which time the cumulative gain or loss is reclassified from equity to the consolidated income statement. The ineffective portion is recognised immediately in the consolidated income statement. In this year no hedge of net investment in foreign operations was hold by the Group.

(o)	Impairment of assets

(i)
Trade accounts receivable, other receivables and investment in equity securities that do not have a quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised.

The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the consolidated income statement. Impairment losses for trade and other receivables are reversed through the consolidated income statement if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

For investments in associates and joint ventures accounted under the equity method (Note 2(a) (ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with the accounting policy set out in Note 2(o) (ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with the accounting policy set out in Note 2(o) (ii).

(ii)	Impairment of other long–lived assets is accounted as follows:
The carrying amounts of other long–lived assets, including property, plant and equipment, construction in progress, lease prepayments and other assets, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to disposal and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre–tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash–generating unit).

The amount of the reduction is recognised as an expense in the consolidated income statement. Impairment losses recognised in respect of cash–generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash–generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to disposal, or value in use, if determinable.

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognised for a long–lived asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write–down or write–off cease to exist, is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write–down or write–off not occurred. An impairment loss in respect of goodwill is not reversed.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)	Trade, bills and other payables
Trade, bills and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q)	Interest–bearing borrowings
Interest–bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest–bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the consolidated income statement over the period of borrowings using the effective interest method.

(r)	Convertible bonds

(i)	Convertible bonds that contain an equity component
Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments that contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to share premium.

(ii)	Other convertible bonds
Convertible bonds issued with a cash settlement option and other embedded derivative features are accounted for as compound financial instruments that contain a liability component and a derivative component.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the consolidated income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the consolidated income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in the consolidated income statement on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the consolidated income statement.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s)	Provisions and contingent liability
A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, when it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non–occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

(t)	Revenue recognition
Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the consolidated income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs is recognised as income in the period in which it becomes receivable.

(u)	Borrowing costs
Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

(v)	Repairs and maintenance expenditure
Repairs and maintenance expenditure is expensed as incurred.

(w)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reliably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

(x)	Research and development expense
Research and development expenditures that cannot be capitalised are expensed in the period in which they are incurred. Research and development expense amounted to RMB 5,941 million for the year ended 31 December 2016 (2015: RMB 5,654 million).

(y)	Operating leases
Operating lease payments are charged to the consolidated income statement on a straight–line basis over the period of the respective leases.

(z)	Employee benefits
The contributions payable under the Group’s retirement plans are recognised as an expense in the consolidated income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 35.

Termination benefits, such as employee reduction expenses, are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(aa)	Income tax
Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax is calculated on the basis of the enacted tax rates or substantially enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(bb)	Dividends
Dividends and distributions of profits proposed in the profit appropriation plan which will be authorized and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements. Dividends are recognised as a liability in the period in which they are declared.

(cc)	Segment reporting
Operating segments, and the amounts of each segment item reported in the consolidated financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

3	TURNOVER
Turnover primarily represents revenue from the sales of crude oil, natural gas, refined petroleum products and chemical products.

4	OTHER OPERATING REVENUES

	2016	2015
	RMB million	RMB million
Sale of materials, service and others	49,812	41,524
Rental income	909	974
	50,721	42,498

5	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The following items are included in selling, general and administrative expenses:

	2016	2015
	RMB million	RMB million
Operating lease charges	14,410	14,384
Auditor’s remuneration:
– audit services	73	64
– others	2	—
Impairment losses:
– trade accounts receivable	230	40
– other receivables	(12)	49
– accounts prepayments	13	(25)

6	PERSONNEL EXPENSES

	2016	2015
	RMB million	RMB million
Salaries, wages and other benefits	55,502	48,741
Contributions to retirement schemes (Note 35)	8,385	7,878
	63,887	56,619

7	TAXES OTHER THAN INCOME TAX

	2016	2015
	RMB million	RMB million
Consumption tax (i)	193,836	198,754
City construction tax (ii)	18,155	18,195
Education surcharge	13,695	13,686
Resources tax	3,871	4,853
Other	2,449	861
	232,006	236,349

Note:

(i)	Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

	Effective from	Effective from
	13 December 2014	13 January 2015
	RMB/Ton	RMB/Ton
Gasoline	1,943.20	2,109.76
Diesel	1,293.60	1,411.20
Naphtha	1,939.00	2,105.20
Solvent oil	1,794.80	1,948.64
Lubricant oil	1,576.40	1,711.52
Fuel oil	1,116.50	1,218.00
Jet fuel oil	1,370.60	1,495.20

(ii)
City construction tax is levied on an entity based on its total paid amount of value–added tax, consumption tax and business tax. Pursuant to the ‘Circular on the Overall Promotion of Pilot Program of Levying VAT in place of Business Tax’(Cai Shui [2016] 36) jointly issued by the Ministry of Finance and the State Administration of Taxation, revenue from modern service of the subsidiaries of the Group, are subject to VAT from 1 May 2016, and the applicable tax rate is 6%, while the business tax was from 3% to 5% before then.

8	OTHER OPERATING INCOME/(EXPENSE), NET

	2016	2015
	RMB million	RMB million
Gain on dilution and remeasurement of interests in the Pipeline Ltd (i)	20,562	—
Government grant (ii)	4,101	5,131
Ineffective portion of change in fair value of cash flow hedges	304	165
Net realised and unrealised gain on derivative financial instruments not qualified as hedging	195	870
Impairment losses on long–lived assets (iii)	(16,425)	(5,146)
Loss on disposal of property, plant, equipment and other non–currents assets, net	(1,528)	(748)
Fines, penalties and compensations	(152)	(90)
Donations	(133)	(112)
Others	(1,238)	(199)
	5,686	(129)

Note:

(i)
On 12 December 2016, the Group entered into the Capital Injection Agreement in relation to Sinopec Sichuan To East China Gas Pipeline Co., Ltd. (“Pipeline Ltd”), a wholly-owned subsidiary of the Group, with China Life Insurance Company Limited (“China Life”) and SDIC Communications Holding Co., Ltd. (“SDIC Holding”) (the “Capital Injection Agreement”). According to the provisions of the Capital Injection Agreement, China Life and SDIC Holding made cash contribution to the Pipeline Ltd amounting to RMB 20 billion and RMB 2.8 billion, respectively, in exchange for 43.86% and 6.14% equity interest, respectively, in the Pipeline Ltd. Thereafter, the Group’s equity interest in the Pipeline Ltd was diluted from 100% to 50%. Based on the composition and decision making mechanism of the Board of Directors of the Pipeline Ltd, the Group determines that it has only retained the power to participate in the financial and operating policy decisions of the Pipeline Ltd, and was no longer exclusively possessing the power to govern policy decisions of the Pipeline Ltd. Consequently, the Group has deconsolidated the Pipeline Ltd and started accounting for its 50% equity interest in the Pipeline Ltd as an investment in associate company. In this connection, the Group recognized a gain of RMB 20.562 billion, which was resulted from the dilution and the remeasurement of the remaining 50% equity interest in the Pipeline Ltd.

(ii)
Government grants for the years ended 31 December 2016 and 2015 primarily represent financial appropriation income and non–income tax refunds received from respective government agencies without conditions or other contingencies attached to the receipts of the grants.

(iii)
Impairment losses on long-lived assets for the year ended 31 December 2016 primarily represent impairment losses recognised in the exploration and production (“E&P”) segment of RMB 11,605 million (2015: RMB 4,864 million), the chemicals segment of RMB 2,898 million (2015: RMB 142 million) and for the refining segment of RMB 1,655 million (2015: RMB 9 million) (Note 36), most of which are impairment losses on property, plant and equipment (Note 16). The primary factors resulting in the E&P segment impairment loss were downward revision of oil and gas reserve due to price change and high operating and development cost for certain oil fields. The carrying values of these E&P properties were written down to recoverable amounts which were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate 10.47% (2015: 10.80%). Further future downward revisions to the Group’s oil price outlook by 10% or more would lead to further impairments which, in aggregate, are likely to be material. It is estimated that a general decrease of 10% in oil price, with all other variables held constant, would result in additional impairment loss in E&P segment by approximately RMB 3,010 million. It is estimated that a general increase of 5% in operating cost, with all other variables held constant, would result in additional impairment loss in E&P segment by approximately RMB 1,193 million. It is estimated that a general increase of 5% in discount rate, with all other variables held constant, would result in additional impairment loss in E&P segment by approximately RMB 439 million. The assets in the chemicals and refining segment were written down mainly due to the suspension of operations of certain production facilities.

9	INTEREST EXPENSE

	2016	2015
	RMB million	RMB million
Interest expense incurred	9,021	8,273
Less: Interest expense capitalised*	(859)	(1,221)
	8,162	7,052
Accretion expenses (Note 31)	1,057	1,081
Interest expense	9,219	8,133
* Interest rates per annum at which borrowing costs were capitalised for construction in progress	2.65% to 4.82%	2.6% to 5.9%

10	TAX EXPENSE

Tax expense in the consolidated income statement represents:

	2016	2015
	RMB million	RMB million
Current tax
– Provision for the year	21,313	13,677
– Adjustment of prior years	228	279
Deferred taxation (Note 27)	(834)	(1,343)
	20,707	12,613

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	2016	2015
	RMB million	RMB million
Profit before taxation	80,151	56,411
Expected PRC income tax expense at a statutory tax rate of 25%	20,038	14,103
Tax effect of non–deductible expenses	1,529	788
Tax effect of non–taxable income	(2,786)	(2,583)
Tax effect of preferential tax rate (i)	83	(1,033)
Effect of difference between income taxes at foreign operations tax rate and the PRC statutory tax rate	299	391
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(453)	(235)
Tax effect of tax losses not recognised	958	828
Write–down of deferred tax assets	811	75
Adjustment of prior years	228	279
Actual income tax expense	20,707	12,613

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

11	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS

(a)	Directors’ and supervisors’ emoluments
The emoluments of every director and supervisor is set out below:

Name	Emoluments paid or receivable in respect of director’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking			Emoluments paid or receivable in respect of a person’s services as a director, whether of the Company or its subsidiary undertaking
	2016
	Salaries, allowances and benefits in kind	Bonuses	Retirement scheme contributions	Directors’/ Supervisors’ fee	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Directors
Wang Yupu	—	—	—	—	—
Dai Houliang	214	459	72	—	745
Wang Zhigang	196	431	72	—	699
Zhang Haichao	—	—	—	—	—
Jiao Fangzheng	—	—	—	—	—
Ma Yongsheng(i)	—	—	—	—	—
Li Chunguang(i)	130	379	47	—	556
Zhang Jianhua(i)	114	365	41	—	520
Independent directors
Jiang Xiaoming	—	—	—	300	300
Andrew Y. Yan	—	—	—	300	300
Tang Min	—	—	—	300	300
Fan Gang	—	—	—	300	300
Supervisors
Liu Yun	—	—	—	—	—
Liu Zhongyun	—	—	—	—	—
Zhou Hengyou	—	—	—	—	—
Zou Huiping	218	334	67	—	619
Jiang Zhenying	218	334	67	—	619
Yu Renming	218	309	67	—	594
Wang Yajun	204	325	66	—	595
Total	1,512	2,936	499	1,200	6,147

11	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS (Continued)

(a)	Directors’ and supervisors’ emoluments (Continued)
The emoluments of every director and supervisor is set out below: (Continued)

	Emoluments paid or receivable in respect of director’s other services in connection with the management of the affairs of the Company or its subsidiary undertaking			Emoluments paid or receivable in respect of a person’s services as a director, whether of the Company or its subsidiary undertaking
	2015
Name	Salaries, allowances and benefits in kind	Bonuses	Retirement scheme contributions	Directors’/ Supervisors’ fee	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Directors
Wang Yupu (ii)	—	—	—	—	—
Li Chunguang	186	272	67	—	525
Zhang Jianhua	170	252	67	—	489
Wang Zhigang	170	252	67	—	489
Dai Houliang	170	249	67	—	486
Zhang Haichao (ii)	—	—	—	—	—
Jiao Fangzheng (ii)	—	—	—	—	—
Fu Chengyu (ii)	—	—	—	—	—
Zhang Yaocang (ii)	—	—	—	—	—
Cao Yaofeng (ii)	—	—	—	—	—
Independent directors
Jiang Xiaoming	—	—	—	300	300
Andrew Y. Yan	—	—	—	300	300
Tang Min (iii)	—	—	—	175	175
Fan Gang (iii)	—	—	—	175	175
Chen Xiaojin (iii)	—	—	—	125	125
Ma Weihua (iii)	—	—	—	125	125
Bao Guoming (iii)	—	—	—	125	125
Supervisors
Liu Yun (iv)	—	—	—	—	—
Liu Zhongyun (iv)	—	—	—	—	—
Zhou Hengyou (iv)	—	—	—	—	—
Zou Huiping	202	288	62	—	552
Jiang Zhenying	202	288	62	—	552
Yu Renming	202	288	62	—	552
Wang Yajun (iv)	118	102	37	—	257
Xu Bin (iv)	—	—	—	—	—
Geng Limin (iv)	—	—	—	—	—
Li Xinjian (iv)	—	—	—	—	—
Zhou Shiliang (iv)	—	—	—	—	—
Chen Mingzheng (iv)	81	408	19	—	508
Independent supervisors
Kang Mingde (v)	—	—	—	—	—
Total	1,501	2,399	510	1,325	5,735

Notes:

(i)	Mr. Zhang Jianhua ceased being director from 13 July 2016; Mr. Li Chunguang ceased being director from 26 August 2016; Mr. Ma Yongsheng was elected as director from 25 February 2016.

(ii)	Mr. Fu Chengyu, Mr. Zhang Yaocang and Mr. Cao Yaofeng ceased being directors from 27 May 2015; Mr. Wang Yupu, Mr. Zhang Haichao and Mr. Jiao Fangzheng were elected as directors from 27 May 2015.

(iii)	Mr. Chen Xiaojin, Mr. Ma Weihua and Ms. Bao Guoming ceased being independent directors from 27 May 2015; Mr. Tang Min and Mr. Fan Gang were elected as independent directors from 27 May 2015.

(iv)
Mr Xu Bin, Mr. Geng Limin, Mr. Li Xinjian, Mr. Zhou Shiliang and Mr. Chen Mingzheng ceased being supervisors from 27 May 2015; Mr. Liu Zhongyun, Mr. Zhou Hengyou and Mr. Wang Yajun were elected as supervisors from 27 May 2015. Mr. Liu Yun ceased being director and was elected as supervisor from 27 May 2015.

(v)	Mr. Kang Mingde ceased being independent supervisor from 27 May 2015.

12	SENIOR MANAGEMENT’S EMOLUMENTS

For the year ended 31 December 2016, the five highest paid individuals in the Company included one director and four senior management. The emolument paid to each of one director and four senior management was below RMB 1,000 thousand. The total salaries, wages and other benefits was RMB 3,244 thousand, and the total amount of their retirement scheme contributions was RMB 333 thousand. For the year ended 31 December 2015, all the five highest paid individuals in the Company were senior management.

13	DIVIDENDS

Dividends payable to owners of the Company attributable to the year represent:

	2016	2015
	RMB million	RMB million
Dividends declared and paid during the year of RMB 0.079 per share (2015: RMB 0.09 per share)	9,565	10,896
Dividends declared after the balance sheet date of RMB 0.17 per share (2015: RMB 0.06 per share)	20,582	7,264
	30,147	18,160

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 26 August 2016, the directors authorised to declare the interim dividends for the year ending 31 December 2016 of RMB 0.079 (2015: RMB 0.09) per share totaling RMB 9,565 million (2015: RMB 10,896 million). Dividends were paid on 21 September 2016.

Pursuant to a resolution passed at the director’s meeting on 24 March 2017, final dividends in respect of the year ended 31 December 2016 of RMB 0.17 (2015: RMB 0.06) per share totaling RMB 20,582 million (2015: RMB 7,264 million) were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to owners of the Company attributable to the previous financial year, approved during the year represent:

	2016	2015
	RMB million	RMB million
Final cash dividends in respect of the previous financial year, approved and paid during the year of RMB 0.06 per share (2015: RMB 0.11 per share)	7,264	13,318

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 May 2016, a final dividend of RMB 0.06 per share totaling RMB 7,264 million according to total shares of 23 June 2016 was approved. All dividends have been paid in the year ended 31 December 2016.

Pursuant to the shareholders’ approval at the Annual General Meeting on 27 May 2015, a final dividend of RMB 0.11 per share totaling RMB 13,318 million according to total shares of 18 June 2015 was approved. Cash dividends have been paid on 19 June 2015.

14	OTHER COMPREHENSIVE INCOME

	2016			2015
	Before tax amount	Tax effect	Net of tax amount	Before tax amount	Tax effect	Net of tax amount
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	(3,813)	652	(3,161)	2,881	(405)	2,476
Amounts transferred to initial carrying amount of hedged items	13	(2)	11	(1,354)	223	(1,131)
Reclassification adjustments for amounts transferred to the consolidated income statement	6,279	(1,115)	5,164	2,273	(455)	1,818
Net movement during the year recognized in other comprehensive income	2,479	(465)	2,014	3,800	(637)	3,163
Available–for–sale securities:
Changes in fair value recognised during the year	(17)	(7)	(24)	66	(4)	62
Net movement during the year recognized in other comprehensive income	(17)	(7)	(24)	66	(4)	62
Share of other comprehensive profit/(loss) of associates and joint ventures	45	—	45	(5,356)	—	(5,356)
Foreign currency translation differences	4,298	—	4,298	2,268	—	2,268
Other comprehensive income	6,805	(472)	6,333	778	(641)	137

15	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2016 is based on the profit attributable to ordinary owners of the Company of RMB 46,672 million (2015: RMB 32,512 million) and the weighted average number of shares of 121,071,209,646 (2015: 120,852,547,200) during the year.

The calculation of diluted earnings per share for the year ended 31 December 2016 is based on the profit attributable to ordinary owners of the Company (diluted) of RMB 46,669 million (2015: RMB 32,510 million) and the weighted average number of shares of 121,071,209,646 (2015: 120,852,547,200) calculated as follows:

(i)	Profit attributable to ordinary owners of the Company (diluted)

	2016	2015
	RMB million	RMB million
Profit attributable to ordinary owners of the Company	46,672	32,512
After tax effect of employee share option scheme of Shanghai Petrochemical	(3)	(2)
Profit attributable to ordinary owners of the Company (diluted)	46,669	32,510

(ii)	Weighted average number of shares (diluted)

	2016	2015
	Number of shares	Number of shares
Weighted average number of shares at 31 December	121,071,209,646	120,852,547,200
Weighted average number of shares (diluted) at 31 December	121,071,209,646	120,852,547,200

16	PROPERTY, PLANT AND EQUIPMENT

	Plants and buildings	Oil and gas, properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2015	101,648	569,172	815,123	1,485,943
Additions	268	2,899	565	3,732
Transferred from construction in progress	4,928	39,949	74,594	119,471
Reclassifications	1,780	(1,008)	(772)	—
Contribution to associates and joint ventures	(4)	—	(8)	(12)
Reclassification to lease prepayments and other long–term assets	(380)	—	(1,170)	(1,550)
Disposals	(479)	(79)	(7,778)	(8,336)
Exchange adjustments	112	2,201	157	2,470
Balance at 31 December 2015	107,873	613,134	880,711	1,601,718
Balance at 1 January 2016	107,873	613,134	880,711	1,601,718
Additions	277	3,420	626	4,323
Transferred from construction in progress	5,901	31,473	50,025	87,399
Reclassifications	1,426	(115)	(1,311)	—
Reclassification to lease prepayments and other long–term assets	(130)	—	(2,202)	(2,332)
Disposals	(509)	(27)	(35,100)	(35,636)
Exchange adjustments	82	2,800	187	3,069
Balance at 31 December 2016	114,920	650,685	892,936	1,658,541
Accumulated depreciation:
Balance at 1 January 2015	40,523	329,267	411,871	781,661
Depreciation for the year	3,541	40,200	44,078	87,819
Impairment losses for the year	32	4,213	130	4,375
Reclassifications	679	(766)	87	—
Contribution to associates and joint ventures	—	—	(4)	(4)
Reclassification to lease prepayments and other long–term assets	(68)	(2)	(86)	(156)
Written back on disposals	(278)	(65)	(6,533)	(6,876)
Exchange adjustments	40	1,344	66	1,450
Balance at 31 December 2015	44,469	374,191	449,609	868,269
Balance at 1 January 2016	44,469	374,191	449,609	868,269
Depreciation for the year	3,815	49,005	47,914	100,734
Impairment losses for the year	440	10,580	3,901	14,921
Reclassifications	369	(58)	(311)	—
Reclassification to lease prepayments and other long–term assets	(14)	—	(316)	(330)
Written back on disposals	(534)	(22)	(17,067)	(17,623)
Exchange adjustments	27	1,865	84	1,976
Balance at 31 December 2016	48,572	435,561	483,814	967,947
Net book value:
Balance at 1 January 2015	61,125	239,905	403,252	704,282
Balance at 31 December 2015	63,404	238,943	431,102	733,449
Balance at 31 December 2016	66,348	215,124	409,122	690,594

The additions to oil and gas properties of the Group for the year ended 31 December 2016 included RMB 3,420 million (2015: RMB 2,899 million) of estimated dismantlement costs for site restoration (Note 31).

17	CONSTRUCTION IN PROGRESS

	2016	2015
	RMB million	RMB million
Balance at 1 January	152,325	177,716
Additions	81,837	106,809
Dry hole costs written off	(7,467)	(6,099)
Transferred to property, plant and equipment	(87,399)	(119,471)
Reclassification to lease prepayments and other long–term assets	(6,900)	(5,600)
Impairment losses for the year	(1,486)	(111)
Disposals	(1,445)	(1,009)
Exchange adjustments	116	90
Balance at 31 December	129,581	152,325

As at 31 December 2016, the amount of capitalised cost of exploratory wells included in construction in progress related to the exploration and production segment was RMB 12,192 million (2015: RMB 16,772 million). The geological and geophysical costs paid during the year ended 31 December 2016 were RMB 2,899 million (2015: RMB 4,347 million).

18	GOODWILL

	31 December	31 December
	2016	2015
	RMB million	RMB million
Cost	14,016	13,928
Less: Accumulated impairment losses	(7,663)	(7,657)
	6,353	6,271

Impairment tests for cash–generating units containing goodwill

Goodwill is allocated to the following Group’s cash–generating units:

	Principal activities	31 December	31 December
		2016	2015
		RMB million	RMB million
Sinopec Beijing Yanshan Petrochemical Branch (“Sinopec Yanshan”)	Manufacturing of intermediate petrochemical products and petroleum products	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	Manufacturing of intermediate petrochemical products and petroleum products	4,043	4,043
Sinopec (Hong Kong) Limited	Trading of petrochemical products	941	853
Other units without individually significant goodwill		212	218
		6,353	6,271

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one–year period and pre–tax discount rates primarily ranging from10.4% to 11.0% (2015: 10.7% to 11.3%). Cash flows beyond the one–year period are maintained constant.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

19	INTEREST IN ASSOCIATES

The Group’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC.

The Group’s principal associates are as follows:

Name of company	% of ownership interests	Principal activities	Measurement method	Country of incorporation	Principal place of business
Sinopec Sichuan To East China Gas Pipeline Co., Ltd. (“Pipeline Ltd”)	50.00	Operation of natural gas pipelines and auxiliary facilities	Equity method	PRC	PRC
Sinopec Finance Company Limited (“Sinopec Finance”)	49.00	Provision of non-banking financial services	Equity method	PRC	PRC
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	38.75	Manufacturing of coal-chemical products	Equity method	PRC	PRC
China Aviation Oil Supply Company Limited (“China Aviation Oil”)	29.00	Marketing and distribution of refined petroleum products	Equity method	PRC	PRC
Caspian Investments Resources Ltd. (“CIR”) (i)	50.00	Crude oil and natural gas extraction	Equity method	British Virgin Islands	The Republic of Kazakhstan

Summarised financial information and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	Pipeline Ltd (ii)	Sinopec Finance		Zhongtian Synergetic Energy		China Aviation Oil		CIR (i)
	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December
	2016	2016	2015	2016	2015	2016	2015	2016	2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	11,835	149,457	154,437	7,292	10,168	13,115	8,240	5,120	4,826
Non-current assets	25,395	16,478	15,739	50,301	37,571	5,671	5,220	3,842	7,768
Current liabilities	(5,009)	(142,386)	(147,952)	(8,078)	(16,536)	(6,297)	(4,717)	(928)	(1,305)
Non-current liabilities	(4)	(88)	(114)	(32,137)	(15,407)	(417)	(321)	(883)	(1,282)
Net assets	32,217	23,461	22,110	17,378	15,796	(12,072)	8,422	7,151	10,007
Net assets attributable to owners of the Company	32,217	23,461	22,110	17,378	15,796	10,743	7,438	7,151	10,007
Net assets attributable to non-controlling interests	—	—	—	—	—	1,329	984	—	—
Share of net assets from associates	16,109	11,496	10,834	6,734	6,121	3,115	2,157	3,576	5,004
Others (iii)	6,691	—	—	—	—	—	—	—	—
Carrying Amounts	22,800	11,496	10,834	6,734	6,121	3,115	2,157	3,576	5,004

Summarised statement of comprehensive income

Year ended 31 December	Pipeline Ltd (ii, iv)	Sinopec Finance		Zhongtian Synergetic Energy (v)		China Aviation Oil		CIR (i)
	2016	2016	2015	2016	2015	2016	2015	2016	2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	191	2,442	2,533	—	—	74,622	78,623	2,205	687
Profit/(loss) for the year	51	1,526	3,484	—	—	3,630	2,248	(3,518)	(90)
Other comprehensive (loss)/income	—	(175)	28	—	—	—	—	662	(4,017)
Total comprehensive income/(loss)	51	1,351	3,512	—	—	3,630	2,248	(2,856)	(4,107)
Dividends declared by associates	23	—	—	—	—	—	336	—	—
Share of profit/(loss) from associates	26	748	1,707	—	—	892	495	(1,759)	(45)
Share of other comprehensive (loss)/income from associates	—	(86)	14	—	—	—	—	331	(2,009)

The share of profit and other comprehensive loss for the year ended 31 December 2016 in all individually immaterial associates accounted for using equity method in aggregate was RMB 1,977 million (2015: RMB 1,418 million) and RMB 384 million (2015: RMB 632 million) respectively. As at 31 December 2016, the carrying amount of all individually immaterial associates accounted for using equity method in aggregate was RMB 18,395 million (2015: RMB 16,596 million).

Note:

(i)
In August 2015, one of the subsidiaries of Sinopec Group Company completed the acquisition from LUKOIL OVERSEAS WEST PROJECT Ltd. a 50% equity interests in CIR and revised CIR’s Articles of Association subsequently. According to the revised CIR’s Articles of Association, the Group retained significant influences over CIR. As a result, the Group reclassified the investment interest in CIR from joint ventures to associates. The summarized statement of comprehensive income for the year 2015 of CIR represents the operating result for the period from the date when the Group reclassified the investment interest in CIR from joint ventures to associates to 31 December 2015.

(ii)
Management is in the process of allocating the fair value to identifiable assets and liabilities of Pipeline Ltd, therefore the summarised financial information of Pipeline Ltd is based on management’s preliminary fair value allocation which may be subject to further change.

(iii)	Other reflects the excess of fair value of the consideration transferred over the Group’s share of the fair value of the investee’s identifiable assets and liabilities as of the transaction date.

(iv)
The summarised statement of comprehensive income of Pipeline Ltd represents the operating results of the Pipeline Ltd for the period from the date when the Group lost control to 31 December 2016 (Note 8(i)).

(v)	The main asset of Zhongtian Synergetic Energy was under construction during the year ended 31 December 2016.

20	INTEREST IN JOINT VENTURES

The Group’s principal interests in joint ventures are as follows:

Name of entity	% of ownership interests	Principal activities	Measurement method	Country of incorporation	Principal place of business
Fujian Refining & Petrochemical Company Limited (“FREP”)	50.00	Manufacturing refining oil products	Equity method	PRC	PRC
BASF–YPC Company Limited (“BASF–YPC”)	40.00	Manufacturing and distribution of petrochemical products	Equity method	PRC	PRC
Mansarovar Energy Colombia Ltd. (“Mansarovar”)	50.00	Crude oil and natural gas extraction	Equity method	British Bermuda	Colombia
Taihu Limited (“Taihu”)	49.00	Crude oil and natural gas extraction	Equity method	Cyprus	Russia
Yanbu Aramco Sinopec Refining Company Ltd. (“YASREF”)	37.50	Petroleum refining and processing business	Equity method	Saudi Arabia	Saudi Arabia

Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	FREP		BASF–YPC		Mansarovar		Taihu		YASREF
	31 December 2016	31 December 2015	31 December 2016	31 December 2015	31 December 2016	31 December 2015	31 December 2016	31 December 2015	31 December 2016	31 December 2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets
Cash and cash equivalents	8,172	2,517	1,394	488	499	262	1,165	78	1,259	4,171
Other current assets	10,269	7,396	4,852	4,765	569	759	1,616	2,243	6,826	5,965
Total current assets	18,441	9,913	6,246	5,253	1,068	1,021	2,781	2,321	8,085	10,136
Non–current assets	21,903	25,585	13,530	15,543	4,050	7,433	8,279	5,662	57,054	54,027
Current liabilities
Current financial liabilities (i)	(1,781)	(1,424)	(783)	(2,005)	—	—	(334)	(2,315)	(1,187)	(3,362)
Other current liabilities	(4,643)	(3,116)	(2,107)	(1,864)	(599)	(767)	(1,616)	(1,088)	(6,466)	(7,886)
Total current liabilities	(6,424)	(4,540)	(2,890)	(3,869)	(599)	(767)	(1,950)	(3,403)	(7,653)	(11,248)
Non–current liabilities
Non–current financial liabilities (ii)	(19,985)	(21,906)	(1,492)	(3,113)	—	—	(49)	(26)	(43,028)	(39,214)
Other non–current liabilities	(252)	(271)	(10)	—	(895)	(3,320)	(2,130)	(1,337)	(1,004)	(978)
Total non–current liabilities	(20,237)	(22,177)	(1,502)	(3,113)	(895)	(3,320)	(2,179)	(1,363)	(44,032)	(40,192)
Net assets	13,683	8,781	15,384	13,814	3,624	4,367	6,931	3,217	13,454	12,723
Net assets attributable to owners of the company	13,683	8,781	15,384	13,814	3,624	4,367	6,690	3,106	13,454	12,723
Net assets attributable to non–controlling interests	—	—	—	—	—	—	241	111	—	—
Share of net assets from joint ventures	6,842	4,391	6,154	5,526	1,812	2,184	3,278	1,522	5,045	4,771
Other (iii)	—	—	—	—	—	—	743	729	—	—
Carrying Amounts	6,842	4,391	6,154	5,526	1,812	2,184	4,021	2,251	5,045	4,771

Summarised statement of comprehensive income

Year ended 31 December	FREP		BASF–YPC		Mansarovar		Taihu		YASREF		CIR (iv)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	41,764	48,758	17,323	15,430	1,363	1,876	9,658	10,725	41,286	31,823	1,821
Depreciation, depletion and amortisation	(52)	(53)	(2,275)	(2,312)	(996)	(782)	(1,043)	(1,279)	(2,754)	(1,915)	(1,248)
Interest income	130	33	19	29	174	9	40	—	33	13	64
Interest expense	(929)	(1,130)	(173)	(239)	(192)	(15)	(113)	(119)	(1,216)	(721)	(20)
Profit/(loss) before taxation	6,476	3,857	2,606	214	(1,316)	(1,847)	2,411	3,455	28	(259)	870
Tax expense	(1,574)	(918)	(648)	(56)	303	(333)	(518)	(733)	56	13	(367)
Profit/(loss) for the year	4,902	2,939	1,958	158	(1,013)	(2,180)	1,893	2,722	84	(246)	503
Other comprehensive income/(loss)	—	—	—	—	270	290	1,851	(2,633)	647	738	(3,164)
Total comprehensive income/(loss)	4,902	2,939	1,958	158	(743)	(1,890)	3,744	89	731	492	(2,661)
Dividends declared by joint ventures	—	—	155	470	—	—	—	—	—	—	—
Share of net profit/(loss) from joint ventures	2,451	1,470	783	63	(506)	(1,090)	895	1,287	31	(92)	252
Share of other comprehensive income/(loss) from joint ventures	—	—	—	—	134	145	875	(1,245)	243	277	(1,582)

The share of profit and other comprehensive loss for the year ended 31 December 2016 in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 3,768 million (2015: RMB 2,897 million) and RMB 1,068 million (2015: RMB 324 million) respectively. As at 31 December 2016, the carrying amount of all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 26,822 million (2015: RMB 24,458 million).

Note:

(i)	Excluding trade accounts payable and other payables.

(ii)	Excluding provisions.

(iii)	Other reflects the excess of fair value of the consideration transferred over the Group’s share of the fair value of the investee’s identifiable assets and liabilities as of the transaction date.

(iv)
The summarized statement of comprehensive income represents the operating result for the period from 1 January 2015 to the date when the Group reclassified the investment interest in CIR from joint ventures to associates (Note 19 (i)).

21	AVAILABLE–FOR–SALE FINANCIAL ASSETS

	31 December	31 December
	2016	2015
	RMB million	RMB million
Equity securities, listed and at quoted market price	262	261
Other investment, unlisted and at cost	11,175	10,732
	11,437	10,993
Less: Impairment loss for investments	29	29
	11,408	10,964

Other investment, unlisted and at cost, represents the Group’s interests in privately owned enterprises which are mainly engaged in oil and natural gas activities and chemical production.

The impairment losses relating to investments for the year ended 31 December 2016 amounted to nil (2015: nil).

22	LEASE PREPAYMENTS

	2016	2015
	RMB million	RMB million
Cost:
Balance at 1 January	63,324	59,866
Additions	300	1,835
Transferred from construction in progress	4,279	3,125
Transferred from other long–term assets	994	543
Reclassification to other assets	(229)	(536)
Disposals	(422)	(1,509)
Exchange adjustments	221	—
Balance at 31 December	68,467	63,324
Accumulated amortisation:
Balance at 1 January	12,275	10,725
Amortisation charge for the year	1,840	1,572
Transferred from other long–term assets	132	111
Reclassification to other assets	(12)	(113)
Written back on disposals	(83)	(20)
Exchange adjustments	74	—
Balance at 31 December	14,226	12,275
Net book value:	54,241	51,049

23	LONG–TERM PREPAYMENTS AND OTHER ASSETS

	31 December	31 December
	2016	2015
	RMB million	RMB million
Operating rights of service stations	26,896	26,097
Long–term receivables from and prepayment to Sinopec Group Company and fellow subsidiaries	20,385	17,759
Prepayments for construction projects to third parties	2,234	2,989
Others (i)	20,630	20,946
Balance at 31 December	70,145	67,791

Note:

(i)	Others mainly comprise prepaid operating lease charges over one year and catalyst expenditures.

The cost of operating rights of service stations is charged to expense on a straight–line basis over the respective periods of the rights. The movement of operating rights of service stations is as follows:

	2016	2015
	RMB million	RMB million
Operating rights of service stations
Cost:
Balance at 1 January	34,407	32,748
Additions	2,670	1,720
Decreases	(169)	(61)
Balance at 31 December	36,908	34,407
Accumulated amortisation:
Balance at 1 January	8,310	6,673
Additions	1,777	1,643
Decreases	(75)	(6)
Balance at 31 December	10,012	8,310
Net book value at 31 December	26,896	26,097

24	TRADE ACCOUNTS RECEIVABLE AND BILLS RECEIVABLE

	31 December	31 December
	2016	2015
	RMB million	RMB million
Amounts due from third parties	39,994	34,261
Amounts due from Sinopec Group Company and fellow subsidiaries	6,398	18,672
Amounts due from associates and joint ventures	4,580	3,734
	50,972	56,667
Less: Impairment losses for bad and doubtful debts	(683)	(525)
Trade accounts receivable, net	50,289	56,142
Bills receivable	13,197	10,964
	63,486	67,106

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	31 December	31 December
	2016	2015
	RMB million	RMB million
Within one year	63,051	66,342
Between one and two years	233	715
Between two and three years	177	36
Over three years	25	13
	63,486	67,106

Impairment losses for bad and doubtful debts are analysed as follows:

	2016	2015
	RMB million	RMB million
Balance at 1 January	525	530
Provision for the year	238	40
Written back for the year	(8)	(13)
Written off for the year	(72)	(38)
Others	—	6
Balance at 31 December	683	525

Sales are generally on a cash term. Credit is generally only available for major customers with well–established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts receivable and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

25	INVENTORIES

	31 December	31 December
	2016	2015
	RMB million	RMB million
Crude oil and other raw materials	75,680	59,376
Work in progress	14,141	22,762
Finished goods	65,772	66,320
Spare parts and consumables	1,838	1,552
	157,431	150,010
Less: Allowance for diminution in value of inventories	(920)	(4,402)
	156,511	145,608

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 1,461,285 million for the year ended 31 December 2016 (2015: RMB 1,572,798 million). It includes the write–down of inventories of RMB 430 million (2015: RMB 3,687 million) and the reversal of write–down of inventories made in prior years of RMB 10 million (2015: RMB 34 million), which were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated income statement. The write–down of inventories of RMB 4,021 million for the year ended 31 December 2016 (2015: RMB 2,931 million) was realised primarily with the sales of inventories.

26	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	31 December	31 December
	2016	2015
	RMB million	RMB million
Other receivables	26,056	20,183
Advances to suppliers	3,749	2,920
Value–added input tax to be deducted	18,055	20,299
Prepaid income tax	1,145	—
Derivative financial instruments	762	7,875
	49,767	51,277

27	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities before offset are attributable to the items detailed in the table below:

	Deferred tax assets		Deferred tax liabilities		Net balance
	31 December	31 December	31 December	31 December	31 December	31 December
	2016	2015	2016	2015	2016	2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current
Receivables and inventories	347	1,755	—	—	347	1,755
Accruals	391	413	—	—	391	413
Cash flow hedges	27	348	(242)	(98)	(215)	250
Non–current
Property, plant and equipment	11,264	8,209	(14,615)	(17,340)	(3,351)	(9,131)
Tax losses carried forward	2,477	5,883	—	—	2,477	5,883
Others	133	98	(229)	(58)	(96)	40
Deferred tax assets/(liabilities)	14,639	16,706	(15,086)	(17,496)	(447)	(790)

At 31 December 2016, certain subsidiaries of the Company did not recognise deferred tax of deductible loss carried forward of RMB 19,194 million (2015: RMB 19,338 million), of which RMB 3,833 million (2015: RMB 4,080 million) was incurred for the year ended 31 December 2016, because it was not probable that the future taxable profits will be realised. These deductible losses carried forward of RMB 3,777 million, RMB 2,634 million, RMB 4,870 million, RMB 4,080 million and RMB 3,833 million will expire in 2017, 2018, 2019, 2020, 2021 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the year ended 31 December 2016, write–down of deferred tax assets amounted to RMB 811 million (2015: RMB 75 million) (Note 10).

27	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Movements in the deferred tax assets and liabilities are as follows:

	Balance at 1 January 2015	Recognised in consolidated income statement	Recognised in other comprehensive income	Others	Balance at 31 December 2015
	RMB million	RMB million	RMB million	RMB million	RMB million
Current
Receivables and inventories	2,883	(1,131)	3	—	1,755
Accruals	258	155	—	—	413
Cash flow hedges	887	—	(637)	—	250
Non–current
Property, plant and equipment	(8,635)	(113)	(383)	—	(9,131)
Tax losses carried forward	3,474	2,398	11	—	5,883
Embedded derivative component of the convertible bonds	282	—	—	(282)	—
Available–for–sale securities	3	1	(4)	—	—
Others	7	33	—	—	40
Net deferred tax liabilities	(841)	1,343	(1,010)	(282)	(790)

	Balance at 1 January 2016	Recognised in consolidated income statement	Recognised in other comprehensive income	Others	Balance at 31 December 2016
	RMB million	RMB million	RMB million	RMB million	RMB million
Current
Receivables and inventories	1,755	(1,506)	6	92	347
Accruals	413	(22)	—	—	391
Cash flow hedges	250	—	(465)	—	(215)
Non–current
Property, plant and equipment	(9,131)	6,063	(392)	109	(3,351)
Tax losses carried forward	5,883	(3,426)	20	—	2,477
Available–for–sale securities	—	(139)	(7)	146	—
Others	40	(136)	—	—	(96)
Net deferred tax liabilities	(790)	834	(838)	347	(447)

28	SHORT–TERM AND LONG–TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short–term debts represent:

	31 December	31 December
	2016	2015
	RMB million	RMB million
Third parties’ debts
Short-term bank loans	11,944	31,036
RMB denominated	10,931	11,357
US Dollar (“USD”) denominated	1,013	11,824
Euro (“EUR”) denominated	—	7,855
Current portion of long-term bank loans	8,795	5,613
RMB denominated	8,753	5,559
USD denominated	42	54
Current portion of long-term corporate bonds	29,500	4,868
RMB denominated	29,500	—
USD denominated	—	4,868
	38,295	10,481
Corporate bonds (i)	6,000	30,000

	56,239	71,517
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	18,430	43,693
RMB denominated	2,858	10,806
USD denominated	13,577	32,878
HKD denominated	1,969	5
EUR denominated	5	4
Singapore Dollar (“SGD”) denominated	21	—
Current portion of long-term loans	150	236
RMB denominated	150	50
USD denominated	—	186
	18,580	43,929

	74,819	115,446

The Group’s weighted average interest rates on short–term loans were 2.42% (2015: 1.7%) at 31 December 2016. The above borrowings are unsecured.

28	SHORT–TERM AND LONG–TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (CONTINUED)

Long–term debts represent:

	Interest rate and final maturity	31 December	31 December
		2016	2015
		RMB million	RMB million
Third parties’ debts
Long-term bank loans
RMB denominated	Interest rates ranging from 1.08% to 4.41% per annum at 31 December 2016with maturities through 2030	26,058	17,345
USD denominated	Interest rates ranging from 1.30% to 4.29% per annum at 31 December 2016with maturities through 2031	426	461
		26,484	17,806
Corporate bonds (ii)
RMB denominated	Fixed interest rates ranging from 3.30% to 5.68% per annum at 31 December 2016with maturity through 2022	65,500	65,500
USD denominated	Fixed interest rates ranging from 1.25% to 4.25% per annum at 31 December 2016with maturities through 2043	18,985	22,621
		84,485	88,121

Total third parties’ long-term debts		110,969	105,927
Less: Current portion		(38,295)	(10,481)
		72,674	95,446
Long-term loans from Sinopec Group Company and fellow subsidiaries
RMB denominated	Interest rates ranging from interest free to 5.75% per annum at 31 December 2016with maturities through 2021	44,922	44,350
USD denominated	No loans at 31 December 2016	—	186
Less: Current portion		(150)	(236)
		44,772	44,300

		117,446	139,746

Short-term and long-term bank loans, loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortised cost.

Note:

(i)
The Company issued 180-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on 23 September 2015 at par value of RMB 100. The effective cost of the 180–day corporate bonds is 2.99% per annum. The short-term bonds were due on 23 March 2016 and have been fully paid by the Group at maturity.

The Company issued 182-day corporate bonds of face value RMB 16 billion to corporate investors in the PRC debenture market on 14 December 2015 at par value of RMB 100. The effective cost of the 182–day corporate bonds is 2.90% per annum. The short-term bonds were due on 14 June 2016 and have been fully paid by the Group at maturity.

The Company issued 180-day corporate bonds of face value RMB 4 billion to corporate investors in the PRC debenture market on 31 December 2015 at par value of RMB 100. The effective cost of the 180-day corporate bonds is 2.75% per annum. The short-term bonds were due on 30 June 2016 and have been fully paid by the Group at maturity.

The Company issued 182-day corporate bonds of face value RMB 6 billion to corporate investors in the PRC debenture market on 12 September 2016 at par value of RMB 100. The effective cost of the 182-day corporate bonds is 2.54% per annum

(ii)	These corporate bonds are carried at amotised cost. At 31 December 2016, RMB 18,985 million (USD denominated corporate bonds) are guaranteed by Sinopec Group Company.

29	TRADE ACCOUNTS AND BILLS PAYABLES

	31 December	31 December
	2016	2015
	RMB million	RMB million
Amounts due to third parties	154,882	117,342
Amounts due to Sinopec Group Company and fellow subsidiaries	13,168	10,348
Amounts due to associates and joint ventures	6,251	2,868
	174,301	130,558
Bills payable	5,828	3,566
Trade accounts and bills payables measured at amortised cost	180,129	134,124

The ageing analysis of trade accounts and bills payables are as follows:

	31 December	31 December
	2016	2015
	RMB million	RMB million
Within 1 month or on demand	159,953	115,412
Between 1 month and 6 months	12,693	13,682
Over 6 months	7,483	5,030
	180,129	134,124

30	ACCRUED EXPENSES AND OTHER PAYABLES

	31 December	31 December
	2016	2015
	RMB million	RMB million
Salaries and welfare payable	1,618	1,185
Interest payable	1,396	1,457
Payables for constructions	52,827	58,778
Other payables	21,468	23,912
Financial liabilities carried at amortised costs	77,309	85,332
Taxes other than income tax	46,835	31,444
Receipts in advance	95,928	92,688
Derivative financial instruments	4,472	2,750
	224,544	212,214

31	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has mainly committed to the PRC government to establish certain standardised measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follow:

	2016	2015
	RMB million	RMB million
Balance at 1 January	33,115	29,613
Provision for the year	3,420	2,899
Accretion expenses	1,057	1,081
Utilised for the year	(843)	(599)
Exchange adjustments	169	121
Balance at 31 December	36,918	33,115

32	SHARE CAPITAL

	31 December	31 December
	2016	2015
	RMB million	RMB million
Registered, issued and fully paid
95,557,771,046 listed A shares (2015: 95,557,771,046) of RMB 1.00 each	95,558	95,558
25,513,438,600 listed H shares (2015: 25,513,438,600) of RMB 1.00 each	25,513	25,513
	121,071	121,071

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state–owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 state–owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

32	SHARE CAPITAL (Continued)

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from the share premium for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management
Management optimises the structure of the Group’s capital, which comprises of equity and debts. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to owners of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 31 December 2016, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 14.2% (2015: 17.1%) and 44.5% (2015: 45.5%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 28 and 33, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

33	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments
The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contains escalation provisions that may require higher future rental payments.

At 31 December 2016 and 2015, the future minimum lease payments under operating leases are as follows:

	31 December	31 December
	2016	2015
	RMB million	RMB million
Within one year	14,917	13,737
Between one and two years	14,228	13,265
Between two and three years	13,966	13,199
Between three and four years	13,217	13,091
Between four and five years	12,980	12,430
Thereafter	275,570	284,300
	344,878	350,022

33	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Capital commitments
At 31 December 2016 and 2015, capital commitments are as follows:

	31 December	31 December
	2016	2015
	RMB million	RMB million
Authorised and contracted for (i)	116,379	113,017
Authorised but not contracted for	31,720	47,043
	148,099	160,060

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB 4,173 million (2015: RMB 4,089 million).

Commitments to joint ventures
Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

Exploration and production licenses
Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two–year term. The Group is obligated to make progressive annual exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed. Payments incurred were approximately RMB 333 million for the year ended 31 December 2016 (2015: RMB 372 million).

Estimated future annual payments are as follows:

	31 December	31 December
	2016	2015
	RMB million	RMB million
Within one year	263	283
Between one and two years	123	125
Between two and three years	25	32
Between three and four years	24	22
Between four and five years	25	21
Thereafter	867	834
	1,327	1,317

Contingent liabilities
At 31 December 2016 and 2015, guarantees by the group in respect of facilities granted to the parties below are as follows:

	31 December	31 December
	2016	2015
	RMB million	RMB million
Joint ventures	658	703
Associates(ii)	11,545	—
Others	10,669	6,010
	22,872	6,713

33	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Contingent liabilities (Continued)
Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 31 December 2016 and 2015, it was not probable that the Group will be required to make payments under the guarantees. Thus no liabilities have been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Note:

(ii)
The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy by banks amount to RMB 17,050 million. As at 31 December 2016, the amount withdrawn by Zhongtian Synergetic Energy and guaranteed by the Group was RMB 11,545 million.

Environmental contingencies
Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 6,358 million in the consolidated financial statements for the year ended 31 December 2016 (2015: RMB 5,813 million).

Legal contingencies
The Group is defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

34	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to control or common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures
The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business are as follows:

	Note	2016	2015
		RMB million	RMB million
Sales of goods	(i)	194,179	211,197
Purchases	(ii)	118,242	92,627
Transportation and storage	(iii)	1,333	1,299
Exploration and development services	(iv)	27,201	37,444
Production related services	(v)	10,816	10,880
Ancillary and social services	(vi)	6,584	6,754
Operating lease charges for land	(vii)	10,474	10,618
Operating lease charges for buildings	(vii)	449	462
Other operating lease charges	(vii)	456	302
Agency commission income	(viii)	129	116
Interest income	(ix)	209	207
Interest expense	(x)	996	1,194
Net deposits placed with related parties	(ix)	(21,770)	(14,082)
Net loans repaid to related parties	(xi)	(24,877)	(57,881)

The amounts set out in the table above in respect of the year ended 31 December 2016 and 2015 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

34	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)
Included in the transactions disclosed above, for the year ended 31 December 2016 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB 114,526 million (2015: RMB 112,089 million) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB 96,023 million (2015: RMB 93,061 million), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB 6,584 million (2015: RMB 6,754 million), operating lease charges for land and buildings paid by the Group of RMB 10,474 million and RMB 449 million (2015: RMB 10,618 million and RMB 462 million), respectively and interest expenses of RMB 996 million (2015: RMB 1,194 million); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB 56,251 million (2015: RMB 77,747 million), comprising RMB 56,010 million (2015: RMB 77,513 million) for sales of goods, RMB 209 million (2015: RMB 207 million) for interest income and RMB 32 million (2015: RMB 27 million) for agency commission income.

At 31 December 2016 and 2015, there was no guarantee given to banks by the Group in respect of banking facilities to related parties, except for the guarantees disclosed in Note 33.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent directors.

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2016 was RMB 40,073 million (2015: RMB 18,303 million).

(x)	Interest expense represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2016. The terms of these agreements are summarised as follows:

•
The Company has entered into a non-exclusive “Agreement for Mutual Provision of Products and Ancillary Services” (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

(1)	the government-prescribed price;

(2)	where there is no government-prescribed price, the government-guidance price;

(3)	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

(4)	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

34	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)
•
The Company has entered into a non-exclusive “Agreement for Provision of Cultural and Educational, Health Care and Community Services” with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

•
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

•
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

•
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarised as follows:

	31 December	31 December
	2016	2015
	RMB million	RMB million
Trade accounts receivable	10,978	22,393
Prepaid expenses and other current assets	13,430	9,084
Long-term prepayments and other assets	20,385	17,760
Total	44,793	49,237
Trade accounts payable	19,419	13,195
Accrued expenses and other payables	21,590	20,457
Other long-term liabilities	9,998	8,226
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	18,580	43,929
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	44,772	44,300
Total	114,359	130,107

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 28.

The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company (a state-owned enterprise) through the Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

As at and for the year ended 31 December 2016, and as at and for the year ended 31 December 2015, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(b)	Key management personnel emoluments
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	2016	2015
	RMB’000	RMB’000
Short–term employee benefits	5,648	5,225
Retirement scheme contributions	499	510
	6,147	5,735

(c)	Contributions to defined contribution retirement plans
The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 35. As at 31 December 2016 and 2015, the accrual for the contribution to post-employment benefit plans was not material.

34	RELATED PARTY TRANSACTIONS (Continued)

(d)	Transactions with other state-controlled entities in the PRC
The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities, include but not limited to the followings:

•	sales and purchases of goods and ancillary materials;

•	rendering and receiving services;

•	lease of assets;

•	depositing and borrowing money; and

•	uses of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state–controlled.

35	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 17.0% to 24.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 5% of the salaries. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the year ended 31 December 2016 were RMB 8,385 million (2015: RMB 7,878 million).

36	SEGMENT REPORTING

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

(v)	Corporate and others, which largely comprises the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

36	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities
The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for interest in associates and joint ventures, investments, deferred tax assets, cash and cash equivalents, time deposits with financial institutions and other unallocated assets. Segment liabilities exclude short-term, income tax payable, long-term debts, loans from Sinopec Group Company and fellow subsidiaries, deferred tax liabilities and other unallocated liabilities.

Information of the Group’s reportable segments is as follows:

	2016	2015
	RMB million	RMB million
Turnover
Exploration and production
External sales	47,443	57,740
Inter-segment sales	58,954	71,019
	106,397	128,759
Refining
External sales	102,983	120,650
Inter-segment sales	747,317	800,962
	850,300	921,612
Marketing and distribution
External sales	1,027,373	1,086,098
Inter-segment sales	3,480	3,056
	1,030,853	1,089,154
Chemicals
External sales	284,289	276,640
Inter-segment sales	38,614	43,814
	322,903	320,454
Corporate and others
External sales	418,102	436,749
Inter-segment sales	320,367	345,454
	738,469	782,203
Elimination of inter-segment sales	(1,168,732)	(1,264,305)

Turnover	1,880,190	1,977,877
Other operating revenues
Exploration and production	9,542	9,894
Refining	5,486	5,004
Marketing and distribution	22,004	17,512
Chemicals	12,211	8,417
Corporate and others	1,478	1,671
Other operating revenues	50,721	42,498

Turnover and other operating revenues	1,930,911	2,020,375

36	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	2016	2015
	RMB million	RMB million
Result
Operating profit/(loss)
By segment
– Exploration and production	(36,641)	(17,418)
– Refining	56,265	20,959
– Marketing and distribution	32,153	28,855
– Chemicals	20,623	19,476
– Corporate and others	3,212	384
– Elimination	1,581	4,566
Total segment operating profit	77,193	56,822
Share of profits/(losses) from associates and joint ventures
– Exploration and production	(1,203)	633
– Refining	1,075	725
– Marketing and distribution	2,362	1,379
– Chemicals	5,696	3,343
– Corporate and others	1,376	2,282
Aggregate share of profits from associates and joint ventures	9,306	8,362
Investment income
– Exploration and production	24	835
– Refining	(4)	(8)
– Marketing and distribution	90	70
– Chemicals	119	41
– Corporate and others	34	350
– Elimination	—	(822)
Aggregate investment income	263	466
Net finance costs	(6,611)	(9,239)

Profit before taxation	80,151	56,411

	At 31 December	At 31 December
	2016	2015
	RMB million	RMB million
Assets
Segment assets
– Exploration and production	402,476	447,307
– Refining	260,903	264,573
– Marketing and distribution	292,328	283,416
– Chemicals	144,371	151,646
– Corporate and others	95,263	108,921
Total segment assets	1,195,341	1,255,863
Interest in associates and joint ventures	116,812	84,293
Available-for-sale financial assets	11,408	10,964
Deferred tax assets	7,214	7,469
Cash and cash equivalents and time deposits with financial institutions	142,497	69,666
Other unallocated assets	25,337	19,013
Total assets	1,498,609	1,447,268
Liabilities
Segment liabilities
– Exploration and production	95,944	96,773
– Refining	82,170	58,578
– Marketing and distribution	133,303	118,897
– Chemicals	32,072	27,243
– Corporate and others	97,080	104,194
Total segment liabilities	440,569	405,685
Short-term debts	56,239	41,517
Income tax payable	6,051	1,048
Long-term debts	72,674	95,446
Loans from Sinopec Group Company and fellow subsidiaries	63,352	88,229
Deferred tax liabilities	7,661	8,259
Other unallocated liabilities	20,828	18,923
Total liabilities	667,374	659,107

36	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2016	2015
	RMB million	RMB million
Capital expenditure
Exploration and production	32,187	54,710
Refining	14,347	15,132
Marketing and distribution	18,493	22,115
Chemicals	8,849	17,634
Corporate and others	2,580	2,821
	76,456	112,412
Depreciation, depletion and amortisation
Exploration and production	61,929	52,155
Refining	17,209	16,557
Marketing and distribution	14,540	14,075
Chemicals	12,654	12,088
Corporate and others	2,093	1,585
	108,425	96,460
Impairment losses on long-lived assets
Exploration and production	11,605	4,864
Refining	1,655	9
Marketing and distribution	267	19
Chemicals	2,898	142
Corporate and others	—	112
	16,425	5,146

(2)	Geographical information
The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	2016	2015
	RMB million	RMB million
External sales
Mainland China	1,488,117	1,580,856
Others	442,794	439,519
	1,930,911	2,020,375

	31 December	31 December
	2016	2015
	RMB million	RMB million
Non-current assets
Mainland China	1,000,209	1,029,318
Others	45,887	56,081
	1,046,096	1,085,399

37	PRINCIPAL SUBSIDIARIES

At 31 December 2016, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

Name of company	Particulars of issued capital (million)	Interests held by the Company %	Interests	Name of company
Sinopec International Petroleum Exploration and Production Limited (“SIPL”)	RMB 8,000	100.00	-	Investment in exploration, production and sale of petroleum and natural gas
Sinopec Great Wall Energy & Chemical Company Limited	RMB 20,739	100.00	-	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Yangzi Petrochemical Company Limited	RMB 13,203	100.00	-	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Pipeline Storage & Transportation Company Limited	RMB 12,000	100.00	-	Pipeline storage and transportation of crude oil
Sinopec Yizheng Chemical Fibre Limited Liability Company	RMB 4,000	100.00	-	Production and sale of polyester chips and polyester fibres
Sinopec Lubricant Company Limited	RMB 3,374	100.00	-	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	-	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	-	Marketing and distribution of petrochemical products
China International United Petroleum and Chemical Company Limited	RMB 3,000	100.00	-	Trading of crude oil and petrochemical products
Sinopec Overseas Investment Holding Limited (“SOIH”)	USD 1,638	100.00		Investment holding
Sinopec Catalyst Company Limited	RMB 1,500	100.00		Production and sale of catalyst products
China Petrochemical International Company Limited	RMB 1,400	100.00	-	Trading of petrochemical products
Sinopec Beihai Refining and Chemical Limited Liability Company	RMB 5,294	98.98	1.02	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	15.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Zhanjiang Dongxing Petrochemical Company Limited	RMB 4,397	75.00	25.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	75.00	25.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Marketing Company Limited (“Marketing Company”)	RMB 28,403	70.42	29.58	Marketing and distribution of refined petroleum products
Sinopec–SK(Wuhan) Petrochemical Company Limited (“Zhonghan Wuhan”)	RMB 6,270	65.00	35.00	Production, sale, research and development of ethylene and downstream byproducts
Sinopec Kantons Holdings Limited (“Sinopec Kantons”)	HKD 248	60.34	39.66	Trading of crude oil and petroleum products
Gaoqiao Petrochemical Company Limited (Note 1)	RMB 10,000	55.00	45.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”)	RMB 10,800	50.56	49.44	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (“Fujian Petrochemical”) (i)	RMB 5,745	50.00	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products

Except for Sinopec Kantons and SOIH, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC. All of the above principal subsidiaries are limited companies.

Note:

(i)
The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

37	PRINCIPAL SUBSIDIARIES (Continued)

Summarised financial information on subsidiaries with material non-controlling interests

Set out below are the summarised financial information which the amount before inter–company eliminations for each subsidiary that has non–controlling interests that are material to the Group.

Summarised consolidated balance sheet

	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons (ii)	Zhonghan Wuhan
	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December
	2016	2015	2016	2015	2016	2015	2016	2015	2015	2016	2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	121,260	102,948	18,116	20,231	14,876	8,144	926	140	1,732	1,489	1,386
Current liabilities	(168,366)	(156,028)	(824)	(5,468)	(8,942)	(7,726)	(812)	(73)	(3,488)	(7,521)	(9,885)
Net current (liabilities)/assets	(47,106)	(53,080)	17,292	14,763	5,934	418	114	67	(1,756)	(6,032)	(8,499)
Non–current assets	246,514	240,312	40,067	40,075	19,070	19,676	7,845	5,487	13,025	14,686	15,815
Non–current liabilities	(1,460)	(1,628)	(39,322)	(34,320)	—	—	(721)	(831)	(3,384)	—	—
Net non–current assets	245,054	238,684	745	5,755	19,070	19,676	7,124	4,656	9,641	14,686	15,815
Net assets	197,948	185,604	18,037	20,518	25,004	20,094	7,238	4,723	7,885	8,654	7,316
Attributable to owners of the Company	134,393	126,100	2,784	4,331	12,500	10,009	3,619	2,361	4,738	5,625	4,755
Attributable to non-controlling interests	63,555	59,504	15,253	16,187	12,504	10,085	3,619	2,362	3,147	3,029	2,561

Summarised consolidated statement of comprehensive income

Year ended 31 December	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons (ii)	Zhonghan Wuhan
	2016	2015	2016	2015	2016	2015	2016	2015	2015	2016	2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	1,050,294	1,103,934	4,016	6,557	77,843	80,748	4,968	5,532	1,642	11,703	14,077
Profit/(loss) for the year	26,461	23,684	(4,604)	(222)	5,981	3,310	2,513	1,456	825	1,558	1,738
Total comprehensive income/(loss)	27,385	24,391	(2,481)	(4,257)	6,000	3,310	2,513	1,456	302	1,558	1,738
Comprehensive income/(loss)attributable to non–controlling interests	9,028	7,755	(3,279)	(1,218)	2,964	1,655	1,256	728	120	545	608
Dividends paid to non–controlling interests	4,932	7,356	—	—	563	10	—	—	40	—	—

Summarised statement of cash flows

Year ended 31 December	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons (ii)	Zhonghan Wuhan
	2016	2015	2016	2015	2016	2015	2016	2015	2015	2016	2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Net cash generated from/(used in)operating activities	50,840	33,196	2,576	4,059	7,182	4,933	617	(179)	1,185	3,636	4,223
Net cash (used in)/generated from investing activities	(31,573)	21,180	2,729	(4,052)	(190)	(439)	54	76	(504)	(3,080)	(4,869)
Net cash (used in)/generated from financing activities	(20,424)	(42,777)	(4,414)	637	(2,637)	(3,696)	(55)	(176)	(443)	(682)	588
Net (decrease)/increase in cash and cash equivalents	(1,157)	11,599	891	644	4,355	798	616	(279)	238	(126)	(58)
Cash and cash equivalents at 1 January	14,914	2,682	2,042	1,327	1,077	279	101	380	630	260	337
Effect of foreign currency exchange rate changes	616	633	112	71	9	—	—	—	18	—	(19)
Cash and cash equivalents at 31 December	14,373	14,914	3,045	2,042	5,441	1,077	717	101	886	134	260

Note:

(ii)	This listed company will announce its financial information for the year ended 31 December 2016 later than the Company, therefore its 2016 financial information is not currently disclosed.

38	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview
Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, amounts due from associates and joint ventures, available–for–sale financial assets, derivative financial instruments and other receivables. Financial liabilities of the Group include short–term and long–term debts, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, derivative financial instruments and other payables.

The Group has exposure to the following risks from its uses of financial instruments:

•	credit risk;

•	liquidity risk;

•	market risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total accounts receivable at 31 December 2016, except the amounts due from Sinopec Group Company and fellow subsidiaries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

38	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

At 31 December 2016, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 256,375 million (2015: RMB 297,997 million) on an unsecured basis, at a weighted average interest rate of 3.57% per annum (2015: 2.50%). At 31 December 2016, the Group’s outstanding borrowings under these facilities were RMB 36,933 million (2015: RMB 32,991 million) and were included in debts.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	31 December 2016
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short–term debts	56,239	57,515	57,515	—	—	—
Long–term debts	72,674	85,021	2,672	27,277	30,535	24,537
Loans from Sinopec Group Company and fellow subsidiaries	63,352	63,678	18,790	2,092	42,796	—
Trade accounts payable	174,301	174,301	174,301	—	—	—
Bills payable	5,828	5,828	5,828	—	—	—
Accrued expenses and other payables	81,781	81,781	81,781	—	—	—
	454,175	468,124	340,887	29,369	73,331	24,537

	31 December 2015
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short–term debts	71,517	72,476	72,476	—	—	—
Long–term debts	95,446	110,678	3,747	41,176	41,637	24,118
Loans from Sinopec Group Company and fellow subsidiaries	88,229	89,258	44,439	464	8,795	35,560
Trade accounts payable	130,558	130,558	130,558	—	—	—
Bills payable	3,566	3,566	3,566	—	—	—
Accrued expenses and other payables	88,082	88,082	88,082	—	—	—
	477,398	494,618	342,868	41,640	50,432	59,678

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s short-term and long-term capital requirements.

38	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

Currency risk
Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short–term and long–term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in USD, EUR, SGD and HKD. The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included in short–term and long–term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	31 December	31 December
	2016	2015
	million	million
Gross exposure arising from loans
USD	USD 126	USD 1,181
EUR	EUR 1	EUR 1,108
SGD	SGD 4	—
HKD	HKD 6	HKD 6

A 5 percent strengthening/weakening of RMB against the following currencies at 31 December 2016 and 2015 would have increased/decreased net profit for the year of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2015.

	31 December	31 December
	2016	2015
	RMB million	RMB million
USD	33	288
EUR	—	295
SGD	1	—

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

Interest rate risk
The Group’s interest rate risk exposure arises primarily from its short–term and long–term debts. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short–term and long–term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 28.

As at 31 December 2016, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would increase/decrease the Group’s net profit for the year by approximately RMB 44 million (2015: decrease/increase by approximately RMB 91 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk, which in part be eliminated by cash holdings on a variable interest rates basis. The analysis is performed on the same basis for 2015.

Commodity price risk
The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As at 31 December 2016, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. The fair values of these derivative financial instruments as at 31 December 2016 are set out in Notes 26 and 30.

As at 31 December 2016, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group’s profit for the period by approximately RMB 634 million (2015: decrease/increase RMB 1,951 million), and decrease/increase the Group’s other reserves by approximately RMB 4,007 million (2015: decrease/increase RMB 3,052 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2015.

38	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, ‘Financial Instruments: Disclosures’, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

•
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 31 December 2016

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available–for–sale financial assets:
– Listed	262	—	—	262
Derivative financial instruments:
– Derivative financial assets	29	733	—	762
	291	733	—	1,024
Liabilities
Derivative financial instruments:
– Derivative financial liabilities	2,586	1,886	—	4,472
	2,586	1,886	—	4,472

At 31 December 2015

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available–for–sale financial assets:
– Listed	261	—	—	261
Derivative financial instruments:
– Derivative financial assets	4,235	3,640	—	7,875
	4,496	3,640	—	8,136
Liabilities
Derivative financial instruments:
– Derivative financial liabilities	305	2,445	—	2,750
	305	2,445	—	2,750

During the years ended 31 December 2016 and 2015, there was no transfer between instruments in Level 1 and Level 2.

(ii)	Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, and their methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group that range from 1.06% to 4.90% (2015: 1.08% to 4.90%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2016 and 2015:

38	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

(ii)	Fair values of financial instruments carried at other than fair value (Continued)

	31 December	31 December
	2016	2015
	RMB million	RMB million
Carrying amount	110,969	105,927
Fair value	109,308	103,482

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation, the Group’s existing capital structure and the terms of the borrowings.

Investments in unquoted equity securities are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted other investments in equity securities for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 31 December 2016 and 2015.

39	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.

Oil and gas properties and reserves
The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in relation to depreciation rates. Oil and gas reserves have a direct impact on the assessment of the recoverability of the carrying amounts of oil and gas properties reported in the financial statements. If proved reserves estimates are revised downwards, earnings could be affected by changes in depreciation expense or an immediate write-down of the property’s carrying amount.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment loss and future dismantlement costs. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

39	ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)
Impairment for long–lived assets
If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation
Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts
Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

Allowance for diminution in value of inventories
If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

40	EVENTS AFTER THE BALANCE SHEET DATE

According to the purchase and sale agreement signed between SOIHL Hong Kong Holding Limited (“SOIHL HK”), a wholly owned subsidiary of the Group, and Chevron Global Energy Inc. (“CGEI”) on 21 March 2017, SOIHL HK is going to acquire the equity shares of and related interest in Chevron South Africa (Proprietary) Limited and the equity shares of Chevron Botswana (Proprietary) Limited (“the Targets”) held by CGEI, in a total consideration approximate to USD 900 million (“the Transaction”). The consideration is subject to adjustment according to the circumstances of the Targets, such as the changes in working capital, at the completion. The Transaction has been approved by the Board of Directors of the Company, and is still subject to the satisfaction of the certain conditions to completion. The Targets’ principle activities are to manufacture and market refined oil products in South Africa and market refined oil products in Botswana.

41	PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at 31 December 2016 is Sinopec Group Company, a state–owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

42	BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY

BALANCE SHEET OF THE COMPANY (Amounts in million)
	Note	31 December	31 December
		2016	2015
		RMB	RMB
Non-current assets
Property, plant and equipment, net		373,020	439,477
Construction in progress		49,277	72,763
Investment in subsidiaries		238,264	191,403
Interest in associates		14,691	13,987
Interest in joint ventures		15,496	13,840
Available-for-sale financial assets		297	297
Lease prepayments		6,114	6,492
Long-term prepayments and other assets		14,731	16,018
Total non-current assets		711,890	754,277
Current assets
Cash and cash equivalents		88,120	46,453
Time deposits with financial institutions		10,130	—
Trade accounts receivable		38,332	29,512
Bills receivable		471	540
Inventories		46,942	46,029
Prepaid expenses and other current assets		81,840	104,726
Total current assets		265,835	227,260

Current liabilities

Short-term debts		50,574	49,131
Loans from Sinopec Group Company and fellow subsidiaries		2,703	18,690
Trade accounts payable		75,787	85,182
Bills payable		2,761	1,852
Accrued expenses and other payables		148,997	112,999
Total current liabilities		280,822	267,854

Net current liabilities		14,987	40,594

Total assets less current liabilities		696,903	713,683
Non-current liabilities
Long-term debts		49,676	75,926
Loans from Sinopec Group Company and fellow subsidiaries		44,772	44,100
Deferred tax liabilities		505	177
Provisions		29,767	28,968
Other long-term liabilities		3,688	3,382
Total non-current liabilities		128,408	152,553

		568,495	561,130
Equity
Share capital		121,071	121,071
Reserves	(a)	447,424	440,059
Total equity		568,495	561,130

42	BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY (Continued)

(a)	RESERVES MOVEMENT OF THE COMPANY
The reconciliation between the opening and closing balances of each component of the Group’s consolidated reserves is set out in the consolidated statement of changes in equity. Details of the change in the Company’s individual component of reserves between the beginning and the end of the year are as follows:

	The Company
	2016	2015
	RMB million	RMB million
Capital reserve
Balance at 1 January	9,122	9,122
Others	53	—
Balance at 31 December	9,175	9,122
Share premium
Balance at 1 January	55,850	41,824
Conversion of the 2011 Convertible Bonds	—	14,026
Balance at 31 December	55,850	55,850
Statutory surplus reserve
Balance at 1 January	79,640	76,552
Appropriation	—	3,088
Balance at 31 December	79,640	79,640
Discretionary surplus reserve
Balance at 1 January	117,000	117,000
Balance at 31 December	117,000	117,000
Other reserves
Balance at 1 January (i)	1,950	1,773
Share of other comprehensive loss of associates and joint ventures, net of deferred tax	(149)	—
Cash flow hedges, net of deferred tax	557	47
Special reserve	80	81
Others	—	49
Balance at 31 December	2,438	1,950
Retained earnings
Balance at 1 January (i)	176,497	175,153
Profit for the year	23,733	28,727
Distribution to owners (Note 13)	(16,829)	(24,214)
Appropriation	—	(3,088)
Special reserve	(80)	(81)
Balance at 31 December	183,321	176,497

	447,424	440,059

Note:

(i)
In 2014, the International Accounting Standards Board published Amendments to International Accounting Standard 27 (IAS 27) – Separate Financial Statements. These amendments allowed entities to use equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities wishing to change to the equity method must do so retrospectively. The amendment is effective from 1 January 2016. In order to eliminate the difference regarding subsequent measurements on investments in joint ventures and associates between separate financial statements prepared in accordance with ASBE and IFRS, the Company changed its subsequent measurements on investments in associates and joint ventures from cost method to equity method in its separate financial statements prepared in accordance with IFRS from 1 January 2016. By adopting the amendments to IAS 27 – Separate Financial Statements, the balance of investments in associates, investments in joint ventures, retained earnings and other reserves as at 31 December 2015 would be increased by RMB 8,056 million, RMB 644 million, RMB 8,672 million and RMB 28 million in the separated financial statements prepared in accordance with IFRS due to the retrospective adjustment.

(C)	DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH ASBE AND IFRS (UNAUDITED)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(I)	GOVERNMENT GRANTS

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(II)	SAFETY PRODUCTION FUND

Under ASBE, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under ASBE and the profit for the year under IFRS are analysed as follows:

	Note	2016	2015
		RMB million	RMB million
Net profit under ASBE		59,170	43,480
Adjustments:
Government grants	(i)	114	127
Safety production fund	(ii)	160	191
Profit for the year under IFRS*		59,444	43,798

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

	Note	31 December	31 December
		2016	2015
		RMB million	RMB million
Shareholders’ equity under ASBE		832,525	789,565
Adjustments:
Government grants	(i)	(1,290)	(1,404)
Total equity under IFRS*		831,235	788,161

*
The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS during the year ended 31 December 2015 and 2016 which have been audited by PricewaterhouseCoopers.

(D)	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with the Accounting Standards Update 2010–03, “Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures” (“ASU 2010–03”), issued by the Financial Accounting Standards Board of the United States, and in accordance with “Industrial Information Disclosure Guidelines for Public Company – No.8 Oil and Gas Exploitation”, issued by Shanghai Stock Exchange, this section provides supplemental information on oil and gas exploration and producing activities of the Group and its equity method investments at 31 December 2016 and 2015, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalised costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operation related to oil and gas producing activities. Tables IV through VI present information on the Group’s and its equity method investments’ estimated net proved reserve quantities; standardised measure of discounted future net cash flows; and changes in the standardised measure of discounted cash flows.

Tables I to VI of supplemental information on oil and gas producing activities set out below represent information of the Company and its consolidated subsidiaries and equity method investments.

Table I: Capitalised costs related to oil and gas producing activities

	2016			2015
	RMB million			RMB million
	Total	China	Other countries	Total	China	Other countries
The Group
Property cost, wells and related equipments and facilities	650,686	606,493	44,193	613,134	572,446	40,688
Supporting equipments and facilities	192,877	192,855	22	204,793	204,773	20
Uncompleted wells, equipments and facilities	52,935	52,931	4	70,731	69,873	858
Total capitalised costs	896,498	852,279	44,219	888,658	847,092	41,566
Accumulated depreciation, depletion, amortization and impairment losses	(528,636)	(495,538)	(33,098)	(465,393)	(438,097)	(27,296)
Net capitalised costs	367,862	356,741	11,121	423,265	408,995	14,270
Equity method investments
Share of net capitalised costs of associates and joint ventures	9,337	—	9,337	11,296	—	11,296
Total of the Group’s and its equity method investments’ net capitalised costs	377,199	356,741	20,458	434,561	408,995	25,566

Table II: Costs incurred in oil and gas exploration and development

	2016			2015
	RMB million			RMB million
	Total	China	Other countries	Total	China	Other countries
The Group
Exploration	10,942	10,942	—	11,572	11,572	—
Development	32,280	31,918	362	52,229	49,605	2,624
Total costs incurred	43,222	42,860	362	63,801	61,177	2,624
Equity method investments
Share of costs of exploration and development of associates and joint ventures	719	—	719	1,218	—	1,218
Total of the Group’s and its equity method investments’ exploration and development costs	43,941	42,860	1,081	65,019	61,177	3,842

Table III: Results of operations related to oil and gas producing activities

	2016			2015
	RMB million			RMB million
	Total	China	Other countries	Total	China	Other countries
The Group
Revenues
Sales	36,720	36,720	—	52,580	52,580	—
Transfers	58,571	54,555	4,016	70,453	63,900	6,553
	95,291	91,275	4,016	123,033	116,480	6,553
Production costs excluding taxes	(44,077)	(42,652)	(1,425)	(48,315)	(46,883)	(1,432)
Exploration expenses	(11,035)	(11,035)	—	(10,459)	(10,459)	—
Depreciation, depletion, amortisation and impairment losses	(73,534)	(68,594)	(4,940)	(56,293)	(52,216)	(4,077)
Taxes other than income tax	(4,576)	(4,576)	—	(6,083)	(6,083)	—
Profit before taxation	(37,931)	(35,582)	(2,349)	1,883	839	1,044
Income tax expense	(798)	—	(798)	(1,205)	(210)	(995)
Results of operation from producing activities	(38,729)	(35,582)	(3,147)	678	629	49
Equity method investments
Revenues
Sales	6,352	—	6,352	7,207	—	7,207
	6,352	—	6,352	7,207	—	7,207
Production costs excluding taxes	(2,205)	—	(2,205)	(1,165)	—	(1,165)
Exploration expenses	—	—	—	(4)	—	(4)
Depreciation, depletion, amortisation and impairment losses	(2,752)	—	(2,752)	(2,157)	—	(2,157)
Taxes other than income tax	(2,570)	—	(2,570)	(3,036)	—	(3,036)
Profit before taxation	(1,175)	—	(1,175)	845	—	845
Income tax expense	(195)	—	(195)	(418)	—	(418)
Share of profit for producing activities of associates and joint ventures	(1,370)	—	(1,370)	427	—	427
Total of the Group’s and its equity method investments’ results of operations for producing activities	(40,099)	(35,582)	(4,517)	1,105	629	476

The results of operations for producing activities for the years ended 31 December 2016 and 2015 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV: Reserve quantities information

The Group’s and its equity method investments’ estimated net proved underground oil and gas reserves and changes thereto for the years ended 31 December 2016 and 2015 are shown in the following table.

Proved oil and gas reserves are those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

“Net” reserves exclude royalties and interests owned by others and reflect contractual arrangements and obligation of rental fee in effect at the time of the estimate.

Table IV: Reserve quantities information (Continued)

	2016			2015
	Total	China	Other countries	Total	China	Other countries
The Group
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	1,957	1,902	55	2,772	2,700	72
Revisions of previous estimates	(505)	(509)	4	(638)	(641)	3
Improved recovery	35	35	—	99	99	—
Extensions and discoveries	41	41	—	41	41	—
Production	(272)	(253)	(19)	(317)	(297)	(20)
End of year	1,256	1,216	40	1,957	1,902	55
Non-controlling interest in proved developed and undeveloped reserves at the end of year	18	—	18	25	—	25
Proved developed reserves
Beginning of year	1,753	1,701	52	2,529	2,465	64
End of year	1,120	1,080	40	1,753	1,701	52
Proved undeveloped reserves
Beginning of year	204	201	3	243	235	8
End of year	136	136	—	204	201	3
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	7,551	7,551	—	6,715	6,715	—
Revisions of previous estimates	(170)	(170)	—	(252)	(252)	—
Improved recovery	66	66	—	70	70	—
Extensions and discoveries	475	475	—	1,749	1,749	—
Production	(762)	(762)	—	(731)	(731)	—
End of year	7,160	7,160	—	7,551	7,551	—
Proved developed reserves
Beginning of year	6,439	6,439	—	5,987	5,987	—
End of year	6,436	6,436	—	6,439	6,439	—
Proved undeveloped reserves
Beginning of year	1,112	1,112	—	728	728	—
End of year	724	724	—	1,112	1,112	—

Table IV: Reserve quantities information (Continued)

	2016			2015
	Total	China	Other countries	Total	China	Other countries
Equity method investments
Proved developed and undeveloped reserves of associates and joint ventures (oil) (million barrels)
Beginning of year	286	—	286	275	—	275
Revisions of previous estimates	(2)	—	(2)	34	—	34
Improved recovery	3	—	3	1	—	1
Extensions and discoveries	41	—	41	9	—	9
Production	(32)	—	(32)	(33)	—	(33)
End of year	296	—	296	286	—	286
Proved developed reserves
Beginning of year	260	—	260	252	—	252
End of year	273	—	273	260	—	260
Proved undeveloped reserves
Beginning of year	26	—	26	23	—	23
End of year	23	—	23	26	—	26
Proved developed and undeveloped reserves of associates and joint ventures (gas) (billion cubic feet)
Beginning of year	19	—	19	26	—	26
Revisions of previous estimates	3	—	3	(3)	—	(3)
Improved recovery	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—
Production	(4)	—	(4)	(4)	—	(4)
End of year	18	—	18	19	—	19
Proved developed reserves
Beginning of year	18	—	18	24	—	24
End of year	18	—	18	18	—	18
Proved undeveloped reserves
Beginning of year	1	—	1	2	—	2
End of year	—	—	—	1	—	1
Total of the Group and its equity method investments
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	2,243	1,902	341	3,047	2,700	347
End of year	1,552	1,216	336	2,243	1,902	341
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	7,570	7,551	19	6,741	6,715	26
End of year	7,178	7,160	18	7,570	7,551	19

Table V: Standardised measure of discounted future net cash flows

The standardised measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of ASU 2010–03 and “Industrial Information Disclosure Guidelines for Public Company – No.8 Oil and Gas Exploitation”. Estimated future cash inflows from production are computed by applying the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period covered by the report to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of the Group’s and its equity method investments’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended 31 December 2016 and 2015 and should not be relied upon as an indication of the Group’s and its equity method investments’ future cash flows or value of its oil and gas reserves.

	2016			2015
	RMB million			RMB million
	Total	China	Other countries	Total	China	Other countries
The Group
Future cash flows	603,785	592,389	11,396	931,637	912,898	18,739
Future production costs	(271,650)	(266,549)	(5,101)	(440,079)	(430,695)	(9,384)
Future development costs	(20,241)	(15,615)	(4,626)	(38,669)	(34,092)	(4,577)
Future income tax expenses	(1,405)	—	(1,405)	(11,139)	(9,779)	(1,360)
Undiscounted future net cash flows	310,489	310,225	264	441,750	438,332	3,418
10% annual discount for estimated timing of cash flows	(102,342)	(102,332)	(10)	(152,031)	(150,855)	(1,176)
Standardised measure of discounted future net cash flows	208,147	207,893	254	289,719	287,477	2,242
Discounted future net cash flows attributable to non-controlling interests	114	—	114	1,356	—	1,356
Equity method investments
Future cash flows	35,690	—	35,690	41,013	—	41,013
Future production costs	(10,783)	—	(10,783)	(11,665)	—	(11,665)
Future development costs	(3,444)	—	(3,444)	(2,996)	—	(2,996)
Future income tax expenses	(3,303)	—	(3,303)	(4,159)	—	(4,159)
Undiscounted future net cash flows	18,160	—	18,160	22,193	—	22,193
10% annual discount for estimated timing of cash flows	(7,969)	—	(7,969)	(9,828)	—	(9,828)
Standardised measure of discounted future net cash flows	10,191	—	10,191	12,365	—	12,365
Total of the Group’s and its equity method investments’ results of standardised measure of discounted future net cash flows	218.338	207,893	10,445	302,084	287,477	14,607

Table VI: Changes in the standardised measure of discounted cash flows

2016	2015
RMB million	RMB million

	2016	2015
	RMB million	RMB million
The Group
Sales and transfers of oil and gas produced, net of production costs	(46,637)	(68,635)
Net changes in prices and production costs	(53,715)	(281,975)
Net changes in estimated future development cost	6,073	(6,873)
Net changes due to extensions, discoveries and improved recoveries	15,113	44,838
Revisions of previous quantity estimates	(48,479)	(68,875)
Previously estimated development costs incurred during the year	9,370	18,494
Accretion of discount	30,340	60,005
Net changes in income taxes	6,363	79,281
Net changes for the year	(81,572)	(223,740)
Equity method investments
Sales and transfers of oil and gas produced, net of production costs	(1,577)	(3,006)
Net changes in prices and production costs	(3,952)	(12,987)
Net changes in estimated future development cost	(534)	997
Net changes due to extensions, discoveries and improved recoveries	1,887	611
Revisions of previous quantity estimates	(92)	1,520
Previously estimated development costs incurred during the year	322	1,163
Accretion of discount	1,308	2,681
Net changes in income taxes	464	1,736
Net changes for the year	(2,174)	(7,285)
Total of the Group’s and its equity method investments’ results of net changes for the year	(83,746)	(231,025)

CORPORATE INFORMATION

STATUTORY NAME
中国石油化工股份有限公司

ENGLISH NAME
China Petroleum & Chemical Corporation

CHINESE ABBREVIATION
中国石化

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Wang Yupu

AUTHORISED REPRESENTATIVES
Mr. Dai Houliang
Mr. Huang Wensheng

SECRETARY TO THE BOARD
Mr. Huang Wensheng

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Zheng Baomin

Hong Kong:
Herbert Smith Freehills
23rd Floor, Gloucester Tower
15 Queen’s Road
Central, Hong Kong

U.S.A.
Skadden, Arps, Slate, Meagher & Flom LLP
42/F, Edinburgh Tower, The Landmark
15 Queen’s Road, Central, Hong Kong

REGISTRARS
A Shares:
China Securities Registration and Clearing
Company Limited Shanghai Branch Company
36th Floor, China Insurance Building
166 Lujiazui East Road
Shanghai, PRC

H Shares:
Hong Kong Registrars Limited
R1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong

PLACES OF LISTING OF SHARES, STOCK NAMES AND STOCK CODES
A Shares:
Shanghai Stock Exchange
Stock name          :          SINOPEC CORP
Stock code          :          600028

H Shares:
Hong Kong Stock Exchange
Stock name          :          Sinopec Corp
Stock code          :          00386

ADRs:
New York Stock Exchange
Stock name          :          SINOPEC CORP
Stock code          :          SNP

London Stock Exchange
Stock name          :          SINOPEC CORP
Stock code          :          SNP

REGISTERED ADDRESS AND PLACE OF BUSINESS No.22 Chaoyangmen North Street, Chaoyang District Beijing, PRC		DEPOSITARY FOR ADRS The US: Citibank, N.A. 388 Greenwich St., 14th Floor New York NY 10013 United States of America	NAMES AND ADDRESSES OF AUDITORS OF SINOPEC CORP.
Postcode Tel. Fax Website E-mail addresses	: 100728 : 86-10-59960028 : 86-10-59960386 : http://www.sinopec.com : ir@sinopec.com	COPIES OF THIS ANNUAL REPORT ARE AVAILABLE AT The PRC: China Petroleum & Chemical Corporation Board Secretariat No.22 Chaoyangmen North Street, Chaoyang District Beijing, PRC	Domestic Auditors Address Overseas Auditors Address	: : : :
PricewaterhouseCoopers
Zhong Tian LLP
11th Floor
PricewaterhouseCoopers,
2 Corporate Avenue,
202 Hu Bin Road,
Huangpu District,
Shanghai, PRC 200021
PricewaterhouseCoopers
22nd Floor,
Prince’s Building,
Central, Hong Kong

PLACE OF BUSINESS IN HONG KONG
20th Floor, Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

INFORMATION DISCLOSURE AND PLACES FOR COPIES OF RELATIVE REPORTS
No change during the reporting period

LEGAL ADVISORS
People’s Republic of China:
Haiwen & Partners
20th Floor, Fortune Financial Centre
No. 5, Dong San Huan Central Road
Chaoyang District
Beijing PRC
Postcode: 100020
The US: Citibank, N.A. 388 Greenwich St., 14th Floor New York NY 10013 United States of America The UK: Citibank, N.A. Citigroup Centre Canada Square, Canary Wharf London E14 5LB, U.K.

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 24 March 2017 (Friday) at the registered address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association and the laws and regulations of PRC:

a)	The original copies of the 2016 annual reports signed by Mr. Wang Yupu, the Chairman;

b)
The original copies of financial statements and consolidated financial statements as of 31 December 2016 prepared under IFRS and ABSE, signed by Mr.Wang Yupu, the Chairman, Mr. Dai Houliang, Vice Chairman and President, Mr. Wang Dehua, the Chief Financial Officer and head of the financial department of Sinopec Corp.;

c)	The original auditors’ report signed by the auditors; and

d)	Copies of the documents and announcements that Sinopec Corp. has published in the newspapers stipulated by the CSRC during the reporting period.

By Order of the Board
Wang Yupu
Chairman

Beijing, PRC, 24 March 2017